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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on July 28, 2020 as Amendment No. 1 to the Confidential Submission.
This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IHS Towers Limited
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

Cayman Islands (State or other Jurisdiction of Incorporation or Organization)	3669 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom
+44 20 8106 1600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

C T Corporation System
28 Liberty Street
New York, NY 10005
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Benjamin J. Cohen, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Roxane F. Reardon, Esq. Jonathan R. Ozner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company.    ☐

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Ordinary shares, par value $0.001 per share	$	$

(1)
Includes the aggregate offering price of additional ordinary shares that may be acquired by the underwriters if the underwriters' option to purchase additional ordinary shares is exercised.

(2)
Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated                           , 2020.

Shares

IHS Towers Limited

Ordinary Shares

        This is the initial public offering of ordinary shares of IHS Towers Limited. We are selling             of our ordinary shares, and certain of our existing shareholders identified in this prospectus, or the Selling Shareholders, are selling             of our ordinary shares in this offering. We will not receive any proceeds from the sale of ordinary shares being sold by the Selling Shareholders.

        The underwriters may also exercise their option to purchase up to             additional ordinary shares from us and an additional             ordinary shares from the Selling Shareholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

        Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per share will be between $             and $             . We intend to apply to have our ordinary shares listed on             under the symbol "         ."

        We are eligible to be treated as a "foreign private issuer" under applicable Securities and Exchange Commission rules, and, as such, have elected to comply with certain reduced disclosure requirements for this prospectus. See "Prospectus Summary—Implications of Being a Foreign Private Issuer."

        See "Risk Factors" on page 31 to read about factors you should consider before buying our ordinary shares.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount(1)	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the Selling Shareholders	$	$

(1)
We refer you to "Underwriting" for additional information regarding underwriting compensation.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2020.

Goldman Sachs & Co. LLC	Citigroup	J.P. Morgan

Prospectus dated                          , 2020.

        Through and including                          , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside the United States.

        We are incorporated in the Cayman Islands, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a "foreign private issuer." As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

        We are responsible for the information contained in this prospectus. Neither we, the Selling Shareholders nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we, the Selling Shareholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We, the Selling Shareholders, and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted.

        You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

ABOUT THIS PROSPECTUS

        We have historically conducted our business through IHS Holding Limited and its subsidiaries, but prior to the consummation of this offering we will engage in the Reorganization Transactions described in "Prospectus Summary—The Reorganization Transactions" pursuant to which the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited, an exempted company with limited liability incorporated under the Companies Law of the Cayman Islands, as amended and/or restated from time to time, or the Companies Law. Except where the context otherwise requires or where otherwise indicated, the terms "IHS Towers," "the Company," "the Group," "we," "us," "our," "our company" and "our business" refer, prior to the Reorganization Transactions discussed below, to IHS Holding Limited and, after the Reorganization Transactions, to IHS Towers Limited, in each case together with its consolidated subsidiaries as a consolidated entity.

 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. We have historically conducted our business through IHS Holding Limited and its subsidiaries, and therefore our historical consolidated financial statements present the financial position and results of operations of IHS Holding Limited on a consolidated basis. Prior to the consummation of this offering, we will engage in the Reorganization Transactions described in "Prospectus Summary—The Reorganization Transactions" pursuant to which the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited, a holding company formed for the purpose of this offering. Following the Reorganization Transactions and this offering, our financial statements will present the financial position and results of operations of IHS Towers Limited and its consolidated subsidiaries.

Use of Non-IFRS financial measures

        Certain parts of this prospectus contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net Leverage Ratio, Consolidated Adjusted Funds From Operations, or Consolidated AFFO, Adjusted Funds From Operations, or AFFO, and Return on Invested Capital, or ROIC. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

        We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, non-operating income or expenses, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, and exceptional income and expense items. Exceptional items are items of income and expense that have been shown separately due to the significance of their nature, size or incidence of occurrence. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

        We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

        We believe that Adjusted EBITDA is an indicator of the financial performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

        Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

        Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

        Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider Adjusted EBITDA or Adjusted EBITDA Margin as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

        Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

  •
  they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;

  •
  some of the exceptional and non-operating items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and

  •
  the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

        Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

        We define our Net Leverage Ratio as total borrowings and lease liabilities less cash and cash equivalents as of the applicable period end, divided by Adjusted EBITDA for the applicable twelve month trailing period.

        We believe Net Leverage Ratio is an important measure of balance sheet strength given the capital intensive nature of the telecommunications infrastructure sector and our strategy of pursuing targeted incremental inorganic revenue. We use our Net Leverage Ratio to monitor our capital structure with a view to reducing our overall cost of capital. Net Leverage Ratio is not a measure defined by IFRS. Net Leverage Ratio has limitations as an analytical tool, including that it is not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider Net Leverage Ratio in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

        Accordingly, prospective investors should not place undue reliance on Net Leverage Ratio.

        We define Consolidated AFFO as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, non-operating income and expenses, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, and exceptional income and expense items, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and corporate capital expenditures.

        We define AFFO as Consolidated AFFO, excluding the impact of the portion of Consolidated AFFO attributable to non-controlling interests.

        We believe Consolidated AFFO and AFFO are useful to investors and are used by our management for measuring profitability and allocating resources because they take into account our capital structure and the taxation environment, as well as include items that are recurring and non-discretionary in nature, such as maintenance capital expenditure and corporate capital expenditure.

        AFFO measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an AFFO-related

v

performance measure when reporting their results. AFFO measures are used in the telecommunications infrastructure sector as they are seen to be representative of underlying operating performance in those periods presented.

        Consolidated AFFO and AFFO are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Consolidated AFFO and AFFO as reported by us to Consolidated AFFO and AFFO as reported by other companies. Consolidated AFFO and AFFO are unaudited and have not been prepared in accordance with IFRS.

        Consolidated AFFO and AFFO are not measures of performance under IFRS, and you should not consider Consolidated AFFO or AFFO as an alternative to operating profit/(loss) or profit/(loss) for the period or other financial measures as determined in accordance with IFRS. Consolidated AFFO and AFFO have limitations as analytical tools, and you should not consider these in isolation. Some of these limitations are:

  •
  not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditures are not included;

  •
  some of the exceptional and non-operating items that we eliminate in calculating Consolidated AFFO and AFFO reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period;

  •
  the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;

  •
  the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and

  •
  the fact that other companies in our industry may calculate Consolidated AFFO and AFFO differently than we do, which limits their usefulness as comparative measures.

        Accordingly, prospective investors should not place undue reliance on Consolidated AFFO or AFFO.

        We define ROIC as the percentage that results from dividing Adjusted EBITDA, adjusted for lease payments made and amortization of prepaid site rent, less revenue withholding tax, income taxes paid, maintenance capital expenditures and corporate capital expenditures; by gross property, plant and equipment (excluding gross right-of-use assets resulting from leases accounted for under IFRS 16), gross intangibles and gross goodwill.

        We believe ROIC is an important measure of the effectiveness of our capital allocation strategy. We use ROIC to monitor the return on capital we have deployed across our business. ROIC is not a measure defined by IFRS. ROIC has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS. Some of these limitations are:

  •
  the fact that gross property, plant and equipment, gross intangibles and gross goodwill are consolidated from our operating entities using foreign exchange rates at the end of the applicable period which may differ from the foreign exchange rate at which that capital was invested;

  •
  the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;

  •
  the fact that certain figures in the calculation are based on reported yearly results and may only include information during the period in which we own the asset; and

  •
  the fact that other companies in our industry may calculate ROIC differently than we do, which limits its usefulness as a comparative measure.

        Accordingly, prospective investors should not place undue reliance on ROIC.

 MARKET AND INDUSTRY DATA

        We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. Certain industry, market and competitive position data as described under "Industry" and information extracted from that section referred to elsewhere in this prospectus is based on third-party data from Analysys Mason, who in turn have relied on data sourced from other third parties, commissioned on November 18, 2019 for use in this prospectus. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Our internal estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable.

        Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under "Risk Factors." These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

 TRADEMARKS, SERVICE MARKS AND TRADENAMES

        We have proprietary rights to trademarks used in this prospectus, which are important to our business, many of which are registered under applicable intellectual property laws.

        Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies' trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CERTAIN DEFINED TERMS

        Unless the context provides otherwise, references herein to:

  •
  "9mobile" refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.

  •
  "Airtel Nigeria" refers to Airtel Networks Limited, a subsidiary of Airtel Africa.

  •
  "CBN" refers to the Central Bank of Nigeria.

  •
  "CSS" refers to Cell Sites Solutions—Cessao de Infraestruturas S.A.

  •
  "CSS Acquisition" refers to the acquisition by us on February 18, 2020 of CSS from affiliates of Goldman Sachs and Centaurus Capital LP. At closing, CSS had 2,312 towers, including 2,251 towers in Brazil, 51 in Peru and 10 in Colombia.

  •
  "Churn" refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer's contract. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.

  •
  "Colocation" refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.

  •
  "Colocation Rate" refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.

  •
  "Contracted Tenant Lease Revenue" refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant's current contractual site lease term, as of a specified date. In aggregating Contracted Tenant Lease Revenue, we have taken the average quarterly lease rate for our Key Customers as of June 30, 2020, which is applied to the remaining term of the tenancies of that Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new tenants or Lease Amendments added, no amendments to our existing MLA terms and no Churn. See "Risk Factors—Our Contracted Tenant Lease Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results."

  •
  "Dollar" or "$" refer to U.S. dollars.

  •
  "EMEA" refers to Europe, the Middle East and Africa.

  •
  "euro" or "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

  •
  "GSM" refers to Global System for Mobile Communications technologies for our large MNO customers, which comprise the most prevalent type of technology on our towers to date.

  •
  "HTN Towers" refers to Helios Towers Nigeria Limited, now known as IHS Towers NG Limited.

  •
  "HTN Towers Acquisition" refers to the acquisition by us of 100% of the share capital of HTN Towers in 2016, which included the acquisition of 1,211 towers, of which 925 were towers with at least one Tenant. An additional 368 towers were operated under a Managed Services agreement at the time of acquisition, which was subsequently terminated in April 2017.

x

  •
  "IHS Nigeria" refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.

  •
  "INT Towers" refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.

  •
  "Key Customers" refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d'Ivoire S.A., or Orange Côte d'Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., TIM Cellular S.A., Telefonica Brasil S.A. and Zain Kuwait.

  •
  "Kuwait Acquisition" refers to the acquisition by us of up to 1,620 towers from Zain Kuwait. The acquisition was signed in October 2017, and we achieved the first close comprising 1,022 towers in February 2020. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.

  •
  "Lease Amendments" refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.

  •
  "LTE" refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this prospectus.

  •
  "Managed Services" refers to when MNOs outsource the day-to-day operations of their owned towers, including maintenance, security and power supply.

  •
  "MLA" refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.

  •
  "MLL" refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.

  •
  "MNOs" refers to mobile network operators.

  •
  "MTN Acquisition" refers collectively to the acquisition by us of 8,850 towers from MTN Nigeria Limited, or MTN Nigeria, signed in December 2014, of which we closed tranche one of the acquisition comprising 4,154 towers in December 2014 and tranche two of the acquisition comprising 4,696 towers in July 2015. The business resulting from this acquisition is INT Towers.

  •
  "MTN Customers" refers to MTN Nigeria, MTN Côte d'Ivoire S.A., or MTN Côte d'Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, and MTN Rwandacell Limited, or MTN Rwanda.

  •
  "MTN Group" refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.

  •
  "NAFEX" refers to the Nigerian Autonomous Foreign Exchange Rate Fixing.

         •       "Naira" and " " refer to the lawful currency of the Federal Republic of Nigeria.

  •
  "New Sites" refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.

  •
  "sites" refers to towers that are owned or operated by us.

  •
  "SLAs" refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.

  •
  "subscribers" refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.

  •
  "Tenants" refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.

  •
  "Towers" refers to ground-based towers, rooftop and wall-mounted towers, in-building solutions, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.

  •
  "Zain Kuwait" refers to Mobile Telecommunications Company K.S.C.P.

PROSPECTUS SUMMARY

        This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and our historical consolidated audited financial statements, including the notes thereto, included in this prospectus, before deciding whether or not to invest in our ordinary shares.

Overview

Our Business

        We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage for over 594 million people in emerging markets, across three regions and nine countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of June 30, 2020, we operated 27,473 telecommunication Towers across five countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in six of the nine markets in which we operate and we are the only independent tower operator in five of these markets.

        We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing customer base and, given the significant global emerging market opportunities in telecommunications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Aligned to this inorganic growth strategy, in February 2020 we completed the first closing of 1,022 towers in Kuwait through a controlling investment pursuant to the Kuwait Acquisition for the acquisition of up to 1,620 towers in the aggregate and also in February 2020 we completed the acquisition of 2,312 towers through a 100% investment pursuant to the CSS Acquisition with towers primarily in Brazil, as well as Peru and Colombia. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

 Largest Independent, Multinational Tower Companies by Tower Count

Source: Company filings and TowerXchange

Note: Data as of June 30, 2020. "ATC" refers to American Tower Corporation, "Cellnex" refers to Cellnex Telecom S.A. and "SBA" refers to SBA Communications Corporation.

        For the year ended December 31, 2019, we generated revenue of $1,231 million, loss for the year of $423 million and Adjusted EBITDA of $669 million. In 2019, we had a loss margin of 34% and our Adjusted EBITDA Margin was 54%. See "Summary Consolidated Financial and Operating Data" for a reconciliation of Adjusted EBITDA to profit/(loss) for the period, the most directly comparable IFRS measure. For the year ended December 31, 2019 compared to the year ended December 31, 2018, we realized year over year growth of 5% for revenue, an increase of 219% for loss and 15% growth for Adjusted EBITDA.

        Our core business is providing shared telecommunications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers owned and operated by the Group, but constructed to the initial customer's specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of June 30, 2020 and December 31, 2019, our owned and operated tower portfolio supported 42,253 and 37,652 Tenants, respectively, with a Colocation Rate of 1.54x and 1.56x, respectively.

        Our primary customers are the leading MNOs and other communications service providers in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 16 transactions, building a footprint that currently covers Nigeria, Côte d'Ivoire, Cameroon, Rwanda, Zambia, Brazil, Peru, Colombia and Kuwait. We are the largest tower operator in six of the nine markets in which we operate and are the only independent tower operator in five of these markets. Our markets in Latin America (which we entered this year) are the only ones in which we do not have a leadership position today.

        To support the telecommunications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 15 years in duration, which have historically yielded strong renewal rates. As of June 30, 2020, the average remaining length of our existing contracts with our Key Customers, who represented 90% of our Tenants, was 6.7 years. Additionally, these Key Customers had aggregate Contracted Tenant Lease Revenue of $7.7 billion and a weighted average remaining tenant lease term of 7.6 years as of June 30, 2020.

        Our MLAs typically include annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluation. For the six months ended June 30, 2020 and the years ended December 31, 2019, 2018 and 2017, 58%, 62%, 65% and 69%, respectively, of our revenues were linked to the U.S. dollar or euro. Foreign currency-linked elements implemented in certain of our contracts aim to help provide protection against potentially adverse movements in local currency. Our U.S. dollar-linked revenues are denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. In other cases, such as Côte d'Ivoire and Cameroon, the MLAs are in local currencies that are "pegged" to the euro. Our Middle East and Latin American businesses have MLAs, which typically only contain local currency lease fees. See "Risk Factors—Risks Relating to Our Business—The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries' financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations."

        We have historically increased the number of our owned and operated Towers through a combination of constructing New Sites, as well as through acquisitions of tower portfolios from MNOs and independent tower companies. Shortly after entering new markets through acquisitions, we typically begin constructing New Sites.

 IHS Towers Overview by Country

			Market Share (As of June 30, 2020)
		# of IHS Towers (June 30, 2020)
Country	2019 Population (millions)		Outsourced Towers(1)	Total Towers	IHS Towers Market Position
Nigeria	211	16,481	24,347	36,275	#1
Côte d'Ivoire	26	2,705	2,705	3,783	#1
Cameroon	26	2,217	2,217	4,802	#1
Zambia	18	1,757	1,757	3,391	#1
Rwanda	13	948	948	1,587	#1
Kuwait	4	1,022	1,022	5,544	#1
Brazil	213	2,282	42,797	60,518	#4
Peru	33	51	6,200	16,917	n.m.
Colombia	50	10	7,498	17,018	n.m.

Note: IHS Tower count as of June 30, 2020, market data as of December 31, 2019.

(1)
Outsourced Towers includes those owned by independent tower operators, excluding any Towers owned by MNOs.

Source: Analysys Mason

        We believe we offer a unique balance between existing infrastructure with visible revenue streams and high potential for revenue growth given the strength of our market positions in each country and our strategically important, unique tower locations. We believe that we are well positioned to improve margins and cash flow, while achieving long-term growth due to:

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  a large and scalable platform that provides critical infrastructure to help drive telecommunications activity and broader digital and economic progress;

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  a long-standing and stable operational platform that consistently delivers on our service level agreements to customers with proven network reliability;

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  a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing customer base and enter carefully selected growth-oriented markets with compelling underlying fundamentals; and

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  a comprehensive commitment towards contributing to sustainability and the well-being of our communities and environments where we operate.

        Our successful performance is the result of many years of building, acquiring, operating, managing, and owning telecommunications infrastructure in emerging market environments. As a pioneer of the tower infrastructure industry in Africa, we have worked with our customers to develop the experience needed to operate and grow a successful business in our sector. Our experience has provided us with years of insight, a deep bench of operational talent, and strong relationships with various stakeholders that we believe will allow us to enhance our leadership position in existing and new markets. Our track record is highlighted by the following milestones:

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  2001: Founded as a builder of telecommunication Towers for MNOs in Nigeria; our founders continue to lead the business today.

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  2006: Launched our Managed Services operations for MNO-owned Towers with services including maintenance, security and power supply.

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  2009: Began owning Towers and leasing space to MNOs in Nigeria and launched our Colocation service operations through which we lease space to other MNOs.

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  2013: Acquired MTN Côte d'Ivoire's tower portfolio of 911 Towers and MTN Cameroon's 818 Towers. Additionally completed MLL agreements for Orange Côte d'Ivoire's tower portfolio of 1,191 Towers and Orange Cameroon's 819 Towers.

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  2014: Successfully completed a $2.0 billion equity raise, which was drawn down in 2014 and 2015.

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  2014: Entered Zambia and Rwanda through the acquisitions of MTN's tower portfolios of 719 Towers in Zambia and 550 Towers in Rwanda. These transactions helped establish us as the largest independent tower company in EMEA by tower count.

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  2014: Executed landmark transactions in Nigeria to acquire a total of 10,966 Towers. We acquired 4,154 of these Towers from MTN Nigeria and 2,116 of these Towers from 9mobile in 2014 and completed the acquisition of the balance of 4,696 Towers from MTN Nigeria the following year.

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  2015: Expanded through the acquisitions of Airtel Zambia's 949 Towers and Airtel Rwanda's 200 Towers and further expanded in Nigeria through the acquisition of an additional 555 Towers from 9mobile.

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  2016: Acquired HTN Towers which owned 1,211 Towers, the first tower company-to-tower company transaction in Africa, which reinforced our leadership in Africa's largest market.

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  2016: Issued our debut $800 million 9.500% senior notes due 2021 (now fully refinanced and redeemed as noted below under 2019), the largest African corporate high yield bond single issue offering at the time.

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  2019: Refinanced outstanding debt of our Nigeria operations (approximately $1.8 billion), including issuing $1.3 billion of new senior notes, as well as new senior credit facilities, resulting in a more simplified debt capital structure, extended maturities and lower cost of debt.

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  2020: Expanded our footprint by entering the Middle East through the completion of the Kuwait Acquisition, a controlling investment in Zain Kuwait's 1,620 towers in Kuwait, of which we completed the first closing of 1,022 towers in February 2020 with the remainder of the towers currently managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us.

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  2020: Expanded our footprint by entering Latin America through the completion of the CSS Acquisition, for 2,312 towers primarily across Brazil, as well as Peru and Colombia.

        We believe that the underlying telecommunications trends in our markets will continue to drive the need for additional infrastructure and enable us to further augment our growth through continued Colocation, Lease Amendments, New Site construction and acquisition activity. New telecommunication infrastructure services such as small cells will further add to our growth opportunities with the roll-out of 5G in some of our markets. As of June 30, 2020, with an average age of our tower portfolio of 5.3 years, based on the date of integration of the sites, and a Colocation Rate of 1.54x, we believe that we have a young portfolio with ample capacity to continue growing organically, as well as to realize further gains on operating margins from operational efficiencies. We believe this organic growth will help drive enhanced cash flow generation from our existing assets.

Our Industry

Macroeconomic Overview

        Several key macroeconomic trends influence the propensity to adopt wireless telecommunication services, and thereby drive the expected long-term demand for telecommunications infrastructure and network capacity. We seek out markets that demonstrate these trends and that we believe will provide long-term growth and appropriate risk-adjusted returns.

        Population Growth:    Our markets exhibit high population growth rates. As of 2019 there were approximately 594 million people in our markets, including Kuwait and Latin America, and analysts estimate that number could reach approximately 644 million by 2024. The CAGR of the population in our markets, including Kuwait and Latin America, has averaged 2.4% from 2014 to 2019 and the population is forecasted to grow at a 2.3% CAGR from 2019 to 2024, which exceeds the global average of 1.0% according to The World Bank.

        Population Age:    In our markets, including Kuwait and Latin America, approximately 106 million people are between the ages of 15 and 24. The median age across our markets, including Kuwait and Latin America, is approximately 20 years old compared with the global median age of 31 years old, according to the United Nations. In addition, approximately 15% of the total population in our markets, including Kuwait and Latin America, or approximately 89 million people, are between the ages of 25 to 34. With many "high demand" users, our markets continue to see increasing voice usage and strong demand increases for data. This segment represents a key portion of the expanding middle-class, who tend to find wireless telecommunications services to be critical to their day-to-day lives. The increase in total users and demand for quality data services is expected to drive demand for more wireless infrastructure.

        Increasing Urbanization:    Countries with a higher degree of urbanization typically have higher mobile penetration rates, higher ARPU and more rapid deployment of next generation wireless technology and networks, which drive demand for additional telecommunications infrastructure. Many of our markets, including Kuwait and Latin America, have urban populations that are approaching or exceed 54% of the total population, while Rwanda has urbanization levels that are lower but growing rapidly. The majority of our markets are experiencing increasing urbanization levels, which are expected to support demand for additional telecommunications infrastructure.

        GDP Growth and Wireless Telecommunications as a Core Driver:    The markets in which we operate typically demonstrate high GDP growth relative to more developed markets. Higher GDP growth generally translates into a larger middle class with higher disposable incomes to consume wireless telecommunications, as compared to when such markets were less developed. Mobile subscribers are expected to continue to use their handsets for increasingly integrated communications, social, entertainment and business applications. In many of our markets, the handset has generally become an increasingly important part of everyday life. More businesses are leveraging the productivity benefits of enhanced telecommunications services and individuals are demanding more and better communications services, which in turn contributes to further GDP growth. The resulting impact on GDP growth has a positive impact on broader economic development and creates steady demand for increased telecommunications infrastructure.

Telecommunications and Towers Industry

Large and Growing Wireless Telecommunications Industry

        Wireless is the main form of telecommunications:    In our markets, wireless services and networks are the primary and preferred method of telecommunications due to a lack of fixed line infrastructure.

        Large addressable market for wireless telecommunications services:    The wireless markets in which we operate are among the fastest growing in the world. In aggregate, total mobile revenues in our markets, including Kuwait and Latin America, were $34.5 billion as of 2019. The total number of wireless subscribers in these markets is estimated to increase from 577 million in 2019 to 636 million in 2024, while average mobile penetration in these markets, weighted by our Towers in each market, is expected to increase from 94% to 101% (as a result of certain users having more than one mobile phone or more than one SIM card installed on their mobile phone) from 2019 to 2024. In addition to this absolute growth in subscribers, the subscriber mix is also expected to change from mostly 2G / 3G subscribers to more data-intensive 3G, 4G and also 5G subscribers. We believe these growth trends will continue given the favorable macroeconomic and demographic factors in our markets.

        Multiple MNOs competing in the market:    Within each of our markets, there are multiple MNOs, and this dynamic can promote healthy competition in the broader telecommunications market. Telecommunications infrastructure providers typically benefit from this dynamic. Additionally, MNOs are expanding services, especially around data, that could require investment in the latest technologies, and in turn require more space and power on towers. Since a large portion of wireless subscribers in our markets are on prepaid packages and more prone to switching service providers, network quality is critical. To compete, MNOs must continually invest in their networks and service offerings. Whether MNOs deploy advanced wireless networks, increase network densification due to increased data consumption or improve ongoing network coverage to their end users, these variables drive increased demand for telecommunications infrastructure.

Attractive Opportunity for Telecommunications Infrastructure Providers

        Well-established contractual framework between MNOs and telecommunications infrastructure providers:    We believe that the outsourced tower management model is mutually beneficial to MNOs, telecommunications infrastructure providers and ultimately subscribers. MNOs benefit from their agreements with telecommunications infrastructure providers in multiple ways, including reduced operating and capital expenditures. Such outsourcing typically enables MNOs to dedicate more time and resources to enhancing service quality and innovation, customer service and marketing. Furthermore, MNOs that sell their existing towers to telecommunications infrastructure providers may also realize capital proceeds, which provide flexibility to invest in these initiatives. Outsourcing allows telecommunications infrastructure providers to use their specialized focus and relationships with MNOs and suppliers across the value chain to better manage towers, enable faster time-to-market for MNOs as well as increased MNO roll-out due to a lower capital expenditure requirement for them.

        Consistent track record of telecommunications infrastructure outsourcing:    As a result of outsourcing benefits and increasing MNO competition, MNOs in Africa and Latin America have increasingly outsourced their tower ownership to third-party operators; we believe further outsourcing opportunities remain in these regions. While the tower business model is well established in Africa and Latin America, the shift in tower ownership is in its infancy in the Middle East and could provide growth opportunities for tower companies. We believe that this trend is similar to the ones that have played out across other geographies.

        Need for additional telecommunications infrastructure:    Many emerging and some less developed markets are underinvested in telecommunications infrastructure. Strong demand for new technologies and data services is increasing the utilization on existing towers and driving the demand for new towers. For example, some African wireless networks are supporting nearly two times the number of subscribers per tower site as in the United States. The higher utilization significantly impacts network quality and is unsustainable, requiring additional network investment. Without fixed line broadband alternatives, we believe that more tower capacity may be necessary.

        Favorable regulatory environment for telecommunications infrastructure:    National telecommunications regulators encourage improved capacity, expanded coverage and improved quality of service. Growing populations and wireless usage, as well as quality of service and roll-out obligations, requires MNOs to invest in both existing and new communications equipment and tower companies filling the need to host this equipment. Tower companies play a role in implementing regulators' policy objectives on improving coverage and mitigating down-time or poor network quality. Favorable regulation contributes to encouraging investment in new infrastructure and sharing among the MNOs. We believe that the operating model of independent passive telecommunications infrastructure providers, such as ourselves, is aligned with these goals.

        High barriers to entry:    Significant resources are required to build or buy regional or national tower footprints at our scale in our markets. We have had a first mover advantage in the majority of the markets in which we currently operate as we have completed the first MNO tower purchase deals in such markets. In addition to building our scale, we have also developed significant operating expertise, which includes a local presence, tower management, site selection, development and acquisition capabilities, experience navigating regulatory processes and management of energy supply contracts. We believe that a combination of all of these factors is critical to effectively compete in our markets.

Our Competitive Strengths

        We believe the following strengths position us to deliver operationally for our customers as well as generate strong financial returns and growth:

We are a clear leader in the majority of our current markets, which we support with a high quality asset base and service.

        Large and Growing Telecommunications Markets.    We believe the markets in which we currently operate are structurally favorable, as a result of having large, growing populations and low mobile penetration, particularly relating to 4G and 5G SIM penetration. Our nine markets covered 594 million subscribers as of December 31, 2019, according to Analysys Mason. Our African markets are generally characterized by low mobile penetration, and a high number of subscribers per tower compared with the U.S. and Western Europe. These markets are also attractive due to an increasing need for 3G and 4G coverage and capacity, with 42% 3G SIM penetration and only 17% 4G SIM penetration as of December 31, 2019. Over the longer term, we also expect 5G technology to become available in these markets. According to Analysys Mason, to meet the anticipated telecommunications growth in our markets, it is expected that these markets will require over 15,000 new towers and over 25,000 new MNO points of presence over the period 2020 to 2024. We have also opened up new growth markets in 2020 with the completion of the Kuwait Acquisition and the CSS Acquisition in Latin America, giving us additional exposure to the growth and technology trends in these markets as well. Analysys Mason estimates that these markets in Latin America will require over 19,000 new towers and over 26,000 new MNO points of presence over the period 2020 to 2024.

        Significant Market Scale.    We are the number one tower operator in six of our nine markets. As of June 30, 2020, we had a 68% market share of independently owned or operated sites in Nigeria, which is the largest telecommunications market in Africa by subscribers, and we are the only independent tower operator in five more of our current markets. In the Middle East, we are the first independent tower company to enter the region with the completion of the Kuwait Acquisition.

        As a leader in many of our markets, we benefit from operational efficiencies that help drive financial performance. We have strategically acquired multiple tower portfolios in each of our African markets and have selectively consolidated Towers, where we move Tenants from one Tower to another, to reduce costs. Follow-on transactions in new markets are an important element of our inorganic growth strategy, and we have reinforced our position in our markets, completing a follow-on transaction in each of the markets we have operated in for over a year. We own or operate approximately 48% of all Towers (75% of independent Towers) in our combined African markets and therefore benefit when MNOs invest in additional coverage and capacity, either on our existing sites or through the share of new sites we deliver in the market. We believe our scale and market position gives us a unique opportunity to increase our revenue per tower through Colocation and Lease Amendments as MNOs upgrade their networks from 2G and 3G to 4G and 5G further in the future.

        Substantial and Defensible Market Share.    Given the size and scale of our business and our track record of growth and service to our customers, we believe we are well positioned to maintain or even grow our market share. Our market position is backed by long-term contracts that we have a history of successfully maintaining. We have a presence across all the states of Nigeria, with coverage estimated at 80% of the population. We believe that in Nigeria, we have delivered the majority of estimated demand for new site deployments by independent tower companies in the market over the last two years, and we are the only independent tower operator in five of our other markets. For the period covering 2017, 2018 and 2019, we have added 3,600 Tenants and constructed 2,147 New Sites. For the period covering 2018 and 2019, we added 7,842 Lease Amendments. We have built over 6,100 New Sites since our inception. We continue to provide quality service and take a partnership approach with our customers in radio frequency planning. We also benefit from high barriers to entry in our industry, including the capital intensive nature of building new tower portfolios and, in certain instances, zoning rules that restrict Towers and masts from being built within a certain radius of each other. We believe these factors underpin the strength of our market leadership and position us to take advantage of opportunities in our markets.

We have a proven business model with high quality revenue visibility that is backed by long-term, inflation-linked contracts.

        Proven business model coupled with recurring revenues and long-term contracts.    We offer MNOs reliable services in exchange for monthly lease fees that are underpinned by long-term contracts, creating long-term revenue visibility. For MNOs, there are high costs and potential service interruptions associated with switching tower infrastructure and, historically, we have had a track record of successfully renegotiating and extending our contracts with MNOs. As of June 30, 2020, we had $7.7 billion of Contracted Tenant Lease Revenue from an average remaining tenant lease term of 7.6 years and an average remaining contract term of 6.7 years. In many cases, our contracts also include limited customer termination rights, inflation-linked revenue escalators and power indexation clauses to mitigate against certain increases in diesel prices. In certain cases, our contracts also include provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluations.

        The majority of our revenue comes from MNOs that are subsidiaries of large, publicly listed multi-national MNOs, including MTN Group, Orange Group, Airtel Africa, Zain Group, Telecom Italia, Telefonica and America Movil. Many of our customers enjoy the support of their broader organizations and our multi-country partnerships help facilitate strong relationships throughout our markets.

        Structurally favorable unit economics.    The absence of competing infrastructure in the vicinity of our Towers helps enable strong demand from existing customers and positions our Towers as the preferred location for potential new demand. Time to market advantages for New Site construction, cost-to-build considerations and in some cases, regulatory restrictions create natural and high barriers to entry into our markets. We are able to achieve favorable unit economics through additional Tenants and Lease Amendments that allow us to improve our margins and our return on invested capital. When we add additional Tenants via Colocation and Lease Amendments, we generally incur limited incremental costs and typically do not provide additional tenant discounts. We also have the ability to reduce certain of our costs, which are mostly fixed, with the exception of power costs in our African and Middle East markets, which are variable. For example, in Nigeria where we invested in hybrid power solutions (which combine diesel generators with solar and/or battery systems) on more than 9,000 sites, we achieved a reduction in diesel consumption on those sites. Our new business in Latin America does not have the same operational requirements as our African or Middle Eastern businesses, given power is generally the responsibility of the customers and land lease costs are typically passed through to them. With a Colocation Rate of 1.54x across our portfolio as of June 30, 2020, our sites have the capacity to add additional Tenants before reaching a similar Colocation Rate as our older tower vintages. For example, as of June 30, 2020, our 2009-2010 tower vintages had a Colocation Rate of 2.68x. We believe our success in leasing up and colocating on our older Towers is a strong indicator of our ability to lease-up, grow revenue and expand margins on our newer Towers.

        We have contractual protections against macroeconomic volatility.    For the six months ended June 30, 2020 and the year ended December 31, 2019, 58% and 62% of our revenues were linked to the U.S. dollar or euro. Most of our operating costs are in local currency, and we have structured our contracts to provide protection against inflation and, in some cases, local currency devaluation.

        Our MLAs in the Middle East and Latin America have local currency lease fees with annual inflation linked escalators. In our African markets the local currency components of our lease fees typically adjust with local currency linked inflation provisions and U.S. dollar components of our lease fees typically adjust with U.S.-linked inflation provisions. The majority of our costs do not have mechanical indexation, enabling us to both grow our revenue and manage our cost base. With the exception of the cost of diesel, which is paid in local currency, but linked to the U.S. dollar through the international price of oil, substantially all of our direct and indirect operating expenses are denominated in and incurred in local currency. Capital expenditures may be linked to U.S. dollars in some instances, but are also incurred in local currency, providing further resilience to macroeconomic volatility.

We have a track record of both organic and inorganic growth.

        We have a number of organic growth opportunities.    There are a number of avenues that have driven our historical organic growth and that we believe will continue to drive future organic growth, including Colocation, Lease Amendments, New Sites, IBS/DAS, small cells and other telecommunication infrastructure-based opportunities. These opportunities are typically the result of our customers looking to densify their networks, improve their network coverage and capacity and upgrade their networks with new technologies, in response to growing populations and data demand from end users in our markets.

        A large proportion of our MLAs feature inflation protection clauses, ensuring contractual increases to revenue. In response to these growing needs, we benefit from customers choosing

Colocation in order to get to market quickly on an existing site of ours. Colocations are a highly attractive opportunity as they enable us to lease-up our existing assets with minimal incremental capital expenditure and operating expenses required. As of June 30, 2020, December 31, 2019, 2018 and 2017, we achieved a Colocation Rate of 1.54x, 1.56x, 1.52x and 1.50x, respectively.

        Lease Amendments represent an opportunity for existing Tenants to enhance their existing position or upgrade technology at a Tower by installing additional equipment on that Tower or requesting certain ancillary services. For the six months ended June 30, 2020 and the years ended December 31, 2019, and 2018, we added 2,257, 3,621, and 4,221 Lease Amendments, respectively. Colocation and Lease Amendments both support our growth by increasing our operating leverage.

        We typically construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation. Since our inception, we have built over 6,100 New Sites. For the six months ended June 30, 2020 and the years ended December 31, 2019, 2018 and 2017, we built 128, 305, 1,172 and 670 New Sites, respectively.

        We also benefit from the opportunity to generate revenue from adjacent services, including fiber, DAS and small cells. These opportunities do not constitute a material contribution to our revenues today, although we will look to continue to expand these opportunities as an area of growth in the future, particularly in our new markets in Brazil and Kuwait where 5G roll-out is close to commencing and has already commenced, respectively.

        We have a track record of inorganic growth through acquiring, consolidating and integrating tower portfolios.    Since our inception, we have completed 16 transactions for more than 22,000 Towers across nine countries. These acquisitions have enabled us to achieve our strong in-market positioning, which is key to both our ability to provide high quality services and to ensure the sustainability of the fundamentals of our business. Our recently completed acquisitions demonstrate our desire to expand into structurally favorable emerging and less developed markets around the world.

        Our inorganic growth strategy focuses on entering carefully selected growth oriented markets with compelling underlying fundamentals. A key component of this inorganic growth lies in our strategy to then develop each of the markets that we enter. We aim to execute follow-on, in-market transactions upon entering a new market, in order to solidify our presence as well as extract cost synergies from our operational platform across our large asset base. In addition to building our market presence, this strategy has allowed us to better service our clients through our extensive platform.

We have an established history of delivering high quality service to our customers.

        We have long-term relationships with leading MNOs.    Our sites are, for most of our clients, the primary tower infrastructure that supports their operations, making us a key long-term partner of our clients. Through these partnerships, we have developed deep ties with our customers' key decision makers.

        We have a long track record of delivering quality service to MNOs through deeply integrated relationships. Our customers entrust us with this critical infrastructure in part due to our proven record. For example, in our African businesses, we had average power uptimes of 99.7% and average time to repair below two hours for the six months ended June 30, 2020. In our African businesses, our innovative power availability solutions are a critical component of our quality service offering in our current markets, which lack a robust power grid.

        We have a modern and efficient global operational management platform.    We have differentiated ourselves from our competitors over time through our advanced network operating centers, or NOCs, in our six African and Middle Eastern businesses, bespoke remote monitoring at 78% of sites covered by our NOCs as of June 30, 2020 (with monitoring of almost all remaining sites through MNO network operating centers), site acquisition and maintenance teams, and a network of partners in the fields of security, power management equipment, site deployment / construction and diesel supply. Our NOCs operate 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data include access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. We have demonstrated significant uptime improvement in the sites that we have purchased and enabled improved quality of service levels across our portfolio. Given the current operating environment in Latin America with limited service level agreement obligations (such as power uptime or average time to repair) to customers, our businesses in Brazil, Peru and Colombia generally do not require NOCs or remote monitoring services.

We have a track record of resilience to volatility.

        We have a track record of growth during periods of macro-economic volatility, including in relation to foreign exchange rates. Despite the significant shortage of U.S. dollar liquidity in Nigeria in 2015 and 2016, Naira devaluations and the economic slowdown in Nigeria in 2017, 2018 and 2019, when real GDP growth was 0.8%, 1.9% and 2.3%, respectively, our revenue and Adjusted EBITDA for our Nigeria segment continued to grow during that same period. Revenue for our Nigeria segment increased 8.6% and 3.8% for the years ended December 31, 2019 and 2018, compared to the years ended December 31, 2018 and 2017, respectively, and Adjusted EBITDA for our Nigeria segment increased by 14.2% and 6.1% over the same periods, despite the Naira depreciating from an average rate of 305.3 to $1.00 for the year ended December 31, 2017 to an average rate of 361.9 to $1.00 for the year ended December 31, 2019.

        We have a disciplined capital allocation policy.    We employ a prudent approach to discretionary capital allocation. We have a strong focus on maintaining a healthy capital structure through a mix of debt and equity financing. As of December 31, 2019 our Net Leverage Ratio was 2.01x. See "Summary Consolidated Financial and Operating Data." We continue to maintain a prudent approach to leverage, which we believe provides us with strong flexibility to evaluate future investment opportunities and other potential capital allocation alternatives.

We have a founder-led, experienced management team with a differentiated operational skillset and track record, supported by committed, seasoned investors.

        Our executive team is led by our founders and other seasoned senior executives with strong relevant experience.    Our founders remain in lead executive positions and are deeply involved in day-to-day operations, strategy and leadership. We have a highly experienced management team with a track record of delivering operational performance and strategic growth for our business. With a background in site construction, site management as well as site operation, our management team has experience across the full telecommunications infrastructure value chain. We have added to our leadership team over the years, and together, our management team has deep experience in both developed and emerging markets, towers, telecommunications, finance, governance and mergers and acquisitions, including in a public company context. In addition to a strong executive management team, we have developed a seasoned team of in-country managers that help run the day-to-day operations, manage local relationships and expand effectively into new markets.

        We have benefited from the consistent commitment of experienced, long-term investors that actively support our management.    Since our inception in 2001, we have established an investor-friendly framework, which includes a focus on corporate governance, ethics, environment and sustainability and risk management policies and a platform that combines the strong fundamentals of the towers business with attractive long-term growth potential. Our global shareholder base includes strategic and financial investors, such as African Infrastructure Investment Managers, Emerging Capital Partners, Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, Singapore's sovereign wealth fund, or GIC, Goldman Sachs, International Finance Corporation, or IFC, Investec, Korea Investment Corporation, MTN Group and Wendel, among others.

        Our governance and control frameworks underpin our dedication to operational best practices.    We have implemented governance practices at the board of directors and executive levels, including committees focused on ethics and risk management. Upon consummation of this offering, we will have                          directors,                           of whom will be independent directors, on our board of directors. Since 2011, we have been subject to compliance with the IFC's Performance Standards. We have also developed an ethical compliance framework aligned with converging best practice methodologies.

Our Strategy

        Since our inception in 2001, we have established a reputation as a leader in the high growth, emerging market telecommunications infrastructure sector, servicing MNOs and ultimately the growing end-consumer market with critical telecommunications infrastructure, which also benefits the broader communities in our markets through enabling accelerated access to communications. Through the growth of 2G, 3G and 4G, we have helped the MNOs in our markets provide services to subscribers by owning, operating, sharing and constructing telecommunications infrastructure. We are pursuing the following key strategies to grow our cash flow and continue to take advantage of our competitive strengths:

Increase revenue, improve margins and grow cash flows by maximizing the use of our existing network infrastructure and driving organic growth through Colocation, Lease Amendments and New Sites

        Our primary strategy is to expand our revenue-generating asset base and improve utilization on new and existing Towers. We aim to drive organic revenue growth and cash flow generation through Colocation, Lease Amendments and contractual lease fee escalations and New Site construction. In addition, we believe strong operating leverage and initiatives, such as selective decommissioning, will help us drive margins and increase cash flows. As our customers ready themselves for 5G roll-out, we believe existing services such as DAS and small cells will likely increase in prevalence, and will become a core component to our growth thesis.

Seek attractive rates of return through disciplined organic and inorganic investment

        We intend to continue investing capital at attractive rates of return. We pursue carefully selected strategies, including New Site construction and selective decommissioning, and have a strong track record of delivering value-enhancing incremental investments that have helped grow our asset base, secure our market leading positions and provide the scale and market share necessary to sustain our growth. We assess acquisition opportunities in both existing and new markets using our (i) country attractiveness framework, (ii) strategic importance analysis and (iii) investment appraisal methodologies.

        Within existing markets, we focus on growing our scale advantages by acquiring portfolios and other existing tower companies, which offer opportunity for operational improvements, potential synergy realization and potentially decommissioning opportunities, leading to potentially higher returns than comparable investments in organic growth.

        In new markets, we seek attractive telecommunications infrastructure opportunities with contractual agreements that aim to maximize returns on our investments. We also seek balanced telecommunications market dynamics with service and technology growth opportunities and demand for telecommunications infrastructure services. We consider markets attractive if we believe we can achieve significant scale, and even more so, if we can leverage relationships with multi-national MNOs with whom we may have existing relationships in other markets. If we deem a market attractive, we aim to apply our disciplined approach to acquisitions, establish a path to scale, gain market leadership within that country or more broadly within that region and diversify our overall portfolio by market and by customer. In contrast, we avoid markets which do not offer near-term chances for meaningful scale or ones that we do not believe have the right fundamental drivers to support our growth strategy.

        In addition to acquiring tower portfolios or seeking to consolidate existing tower companies, we also see the potential for new and related services that will help enhance our value proposition to our customers, reduce their capital expenditure, stabilize their operating costs, help improve their quality of service and enable faster deployment of their networks. We expect to continue to generate cash flows from newly developed service propositions, such as fiber infrastructure services, where we see significant potential in our markets. We will continually consider opportunities to expand our offering beyond the current infrastructure services, which support MNOs in their intention to build 4G and 5G enabled networks of the future, notably with small cells in urban areas and DAS. We believe that there are opportunities to expand the types of infrastructure partnerships that we could form with our clients, such as investments in fiber networks, which would fall within our investment criteria, our infrastructure focus and our business model. We are committed to anticipating and responding to new technology trends and evolving customer needs.

Continued focus on operational excellence, service delivery for customers and adopting an innovative approach to new technology

        We plan to continue delivering high levels of performance to our clients in terms of site power availability, site access, equipment monitoring and servicing. We have done this consistently for years and we are increasingly leveraging new technology to expand the scope of how we monitor and improve the sites while reducing our dependence on diesel-powered generators. Our extensive use of alternative power solutions in our African markets helps reduce our operating costs and is more environmentally friendly given the reduction in diesel consumption that these solutions deliver.

Continue improving our impact on our communities and on the environment

        We continuously aim to improve and develop our Sustainability program, which focuses on four pillars: (i) environment and climate change; (ii) education and economic growth; (iii) our people and communities; and (iv) ethics and governance, in order to try and make a positive impact in the communities in which we operate by helping to improve the quality and availability of communications infrastructure. We intend to continue supporting local schools, health clinics and other programs as part of our Sustainability program, which is focused on helping to improve the communities in which we operate and further contribute to the growth and development of our markets. The success of our Sustainability program has also been recognized externally, when we were awarded the 2019 Best CSR Workplace Practices (Nigeria) award and the 2019 Shaping Responsible Business Towards the Attainment of Sustainable Development Goals award at the Sustainability, Enterprise and Responsibility Awards. We also operate the IHS Academy, an online training portal, to enable our employees to build the skills and knowledge they require to become successful.

Recent Acquisitions

        Consistent with our growth and expansion strategy, on October 10, 2017, we announced that we had entered into an agreement with Mobile Telecommunications Company K.S.C.P., or Zain Kuwait, for the sale and leaseback of its tower portfolio of approximately 1,620 towers. We now operate these towers through a newly formed operating entity incorporated in Kuwait, of which our holding company, IHS Netherlands GCC B.V., or IHS Netherlands GCC, owns 70%, with Zain Kuwait owning the remaining 30%. We completed the first closing for the Kuwait Acquisition of 1,022 towers on February 12, 2020 with the remainder of the towers currently managed and operated under a Managed Services agreement until such time as these towers can be legally transferred to us. We refer to this transaction as the Kuwait Acquisition.

        On December 23, 2019, we announced that we had entered into an agreement with affiliates of Goldman Sachs and Centaurus Capital LP to purchase Cell Site Solutions—Cessão De Infraestruturas S.A., or CSS, which had 2,312 towers, including 2,251 towers in Brazil, 51 in Peru and 10 in Colombia. The CSS Acquisition closed on February 18, 2020. We refer to this transaction as the CSS Acquisition.

The Reorganization Transactions

        We have historically conducted our business through IHS Holding Limited, a private company limited by shares incorporated in Mauritius, and its subsidiaries. On December 12, 2017, we formed IHS Towers Limited, a Cayman Islands exempted company with limited liability incorporated under the Companies Law, with nominal initial capital for purposes of effectuating our initial public offering.

        Prior to the consummation of this offering, all of the outstanding Class A and Class B shares of IHS Holding Limited will be exchanged on a one-for-one basis for ordinary shares of IHS Towers Limited with equivalent economic and voting rights. In addition, the outstanding options granted pursuant to IHS Holding Limited's existing long-term incentive plan will be converted into ordinary shares of IHS Holding Limited. As a result of the Reorganization Transactions, which will occur immediately prior to the consummation of this offering, our business will be conducted through IHS Towers Limited and its subsidiaries. In this prospectus, we refer to all of these events as the "Reorganization Transactions." The Reorganization Transactions have been undertaken to enable us to move to a business structure more aligned to that commonly seen for companies listed in the United States and which we believe would be more familiar for potential investors.

Corporate Information

        IHS Towers Limited was incorporated in the Cayman Islands on December 12, 2017 as an exempted company with limited liability under the Companies Law. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Pursuant to a group reorganization as described in the section entitled "—The Reorganization Transactions," which will be completed immediately prior to the consummation of this offering, IHS Towers Limited will become the holding company of IHS Holding Limited and its subsidiaries.

        Our principal executive offices will be located at 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom. Our telephone number at this address will be +44 20 8106 1600. Our website address is www.ihstowers.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

Risks Associated With Our Business

        Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the "Risk Factors" section of this prospectus in deciding whether to invest in our securities. These important risks include, but are not limited to, the following:

  •
  a significant portion of our revenue is derived from a small number of MNOs;

  •
  we may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices;

  •
  our current and future markets involve additional risks compared to more developed markets;

  •
  a significant portion of our revenues are currently derived from our Nigerian operations;

  •
  we and our customers face foreign exchange risks, which may be material;

  •
  the existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries' financial results are translated into U.S. dollars;

  •
  regional or global health pandemics, including the current outbreak of the novel coronavirus, or COVID-19, could severely affect our business;

  •
  we may not successfully execute our business strategy or manage our growth;

  •
  we rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to maintain our tower infrastructure effectively;

  •
  our Contracted Tenant Lease Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results;

  •
  any increase in operating expenses, particularly increased costs for diesel or ground lease costs, or an inability to pass through or mitigate against such costs, could erode our operating margins;

  •
  inability to renew and/or extend our ground leases, or protect our rights to the land under our towers;

  •
  we have incurred and may continue to incur losses;

  •
  ability to construct New Sites;

  •
  risks relating to our indebtedness and the terms of our indebtedness;

  •
  risks relating to the markets in which we operate; and

  •
  risks related to our status as a foreign private issuer.

Implications of Being a Foreign Private Issuer

        Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

        Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules.

 THE OFFERING

Ordinary shares offered by us	ordinary shares
Ordinary shares offered by the Selling Shareholders	ordinary shares
Ordinary shares to be outstanding after this offering	ordinary shares ( ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us and the Selling Shareholders in full)
Option to purchase additional shares

We and the Selling Shareholders have granted the underwriters an option to purchase up to               additional ordinary shares from us and an additional               ordinary shares from the Selling Shareholders within 30 days of the date of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $                million, assuming an initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund growth and for other general corporate purposes. We have not quantified or allocated any specific portion or range of the net proceeds to us for any particular purpose. See "Use of Proceeds."

We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.
Dividend policy

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. See "Dividend Policy."

Listing	We intend to apply to list our ordinary shares on , or , under the symbol " ."
Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

        The number of our ordinary shares to be outstanding after this offering is based on ordinary shares outstanding as of                    , 2020 and excludes               ordinary shares reserved for future issuance under our employee share option programs as described in "Management—Share Incentive Plans."

        Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

  •
  no exercise by the underwriters of their option to purchase additional ordinary shares in this offering; and

  •
  an initial public offering price of $               per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        We have historically conducted our business through IHS Holding Limited and its subsidiaries, and therefore our historical consolidated financial statements present the results of operations of IHS Holding Limited. Prior to the consummation of this offering, we will engage in the Reorganization Transactions, pursuant to which IHS Towers Limited, a holding company formed for the purpose of this offering with nominal assets and liabilities, which will not have conducted any operations prior to the consummation of this offering, will become the holding company of IHS Holding Limited and its subsidiaries. Following the Reorganization Transactions and the consummation of this offering, our financial statements will present the results of operations of IHS Towers Limited and its consolidated subsidiaries. IHS Towers Limited's financial statements will be the same as IHS Holding Limited's financial statements prior to this offering, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in IHS Towers Limited's earnings per share calculations. See "—The Reorganization Transactions."

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary historical consolidated financial information presented as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 has been derived from the audited consolidated financial statements of IHS Holding Limited included elsewhere in this prospectus. The unaudited pro forma financial information set forth below is derived from the audited consolidated financial statements of IHS Holding Limited appearing elsewhere in this prospectus and is based on assumptions as explained in the notes to the tables below. The results for any prior period are not necessarily indicative of the results of operations that you should expect for any future period.

        All operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.

        The financial data set forth below should be read in conjunction with, and are qualified by reference to, "Prospectus Summary—The Reorganization Transactions," "Presentation of Financial and Other Information," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of IHS Holding Limited, including the notes thereto, included elsewhere in this prospectus.

	Year ended December 31,
	2017	2018	2019(1)
	($ in thousands, except share and per share data)
IHS Holding Limited Statements of Income and Comprehensive Income Data:
Revenue	1,106,955	1,168,087	1,231,056
Cost of sales	(788,228)	(766,732)	(810,967)
Administrative expenses	(150,829)	(148,773)	(556,285)
Loss allowance on trade receivables	(55,927)	(50,611)	(27,944)
Other income	1,746	3,961	7,036

Operating profit	113,717	205,932	(157,104)
Finance income	135,527	23,988	36,045
Finance costs	(645,652)	(315,942)	(288,915)

Loss before income tax	(396,408)	(86,022)	(409,974)
Income tax expense	(25,130)	(46,748)	(13,518)

Loss	(421,538)	(132,770)	(423,492)

Loss attributable to
Owners of the Group	(425,448)	(132,770)	(423,492)
Non-controlling interests(2)	3,910	—	—
Loss per share—basic $	(0.00)	(0.00)	(0.00)
Loss per share—diluted $	(0.00)	(0.00)	(0.00)
Weighted average number of shares outstanding—basic (thousands)	143,281,846	146,706,094	146,784,812
Weighted average number of shares outstanding—diluted (thousands)	145,579,185	149,150,687	158,240,303

Year ended December 31,
	2017	2018	2019
IHS Towers Pro Forma Data(3):
Pro forma earnings per share
Basic
Diluted
Pro forma weighted average number of shares outstanding(4)
Basic
Diluted
IHS Towers Pro Forma As Adjusted Data(3):
Pro forma as adjusted earnings per share
Basic
Diluted
Pro forma as adjusted weighted average number of shares outstanding(4)
Basic
Diluted

As of December 31, 2019
($ in thousands)
IHS Holding Limited Consolidated Statement of Financial Position Data:
Cash and cash equivalents	898,802
Total assets	4,164,708
Non-current borrowings	1,950,711
Total borrowings	2,055,878
Stated capital	4,530,870
Total equity	1,430,319

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
IHS Holding Limited Consolidated Statement of Cash Flows:
Net cash generated from operating activities	456,105	462,307	641,940
Net cash used in investing activities	(344,312)	(264,596)	(235,806)
Net cash generated from/(used in) financing activities	113,167	(202,780)	(138,319)

	Year ended December 31,
	2017	2018	2019
	($ in thousands, except ratio and operating data)
IHS Holding Limited Other Financial and Operating Data:
Adjusted EBITDA(5)	565,311	580,722	668,614
Adjusted EBITDA Margin(6)	51.1%	49.7%	54.3%
Net Leverage Ratio(7)	2.36x	2.18x	2.01x
Consolidated AFFO(7)	277,772	218,162	220,762
AFFO(8)	267,246	218,162	220,762
ROIC(9)	12.8%	10.5%	10.0%
Towers (at period end)	22,861	23,863	24,076
Tenants (at period end)	34,259	36,301	37,652
Colocation Rate (at period end)	1.50x	1.52x	1.56x
Lease Amendments (at period end)	5,762	9,983	13,604

(1)
On January 1, 2019, we applied IFRS 16 using the modified retrospective approach which requires the recognition of the cumulative effect of initially applying IFRS 16, as of January 1, 2019, to the retained earnings and does not require us to recast prior years. For the year ended December 31, 2019, the impact of IFRS 16 decreased our profit before tax by $8.0 million. Underlying the net impact was an increase in depreciation expense and a decrease in rent expense recognized in cost of sales of $38.1 million and $46.0 million, respectively, and an increase in finance cost of $16.0 million for the year ended December 31, 2019. For additional information, see Note 2.1.1 to the audited consolidated financial statements included elsewhere in this prospectus.

(2)
Non-controlling interests related to one of our subsidiaries in Nigeria in which we held a 49% stake until February 23, 2017 when MTN Group, the shareholder of the other 51%, exercised its right to exchange its holdings in such subsidiary for shares in IHS Holding Limited. Following this exchange, we no longer have a non-controlling interest and instead own 100% of this subsidiary.

(3)
Prior to the consummation of this offering, all of the outstanding options of IHS Holding Limited granted pursuant to IHS Holding Limited's existing long-term incentive plan will be converted into shares, and in turn all the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited pursuant to the Reorganization Transactions. The pro forma data represents the impact of retroactively reflecting the Reorganization Transactions as if they were consummated at the beginning of the referenced period. Subsequent to the Reorganization Transactions, previously reported historical earnings per share will be given retrospective effect for the exchange of previously outstanding shares during those periods. The conversion and exchange of options prior to the consummation of this offering will be treated prospectively. See "—The Reorganization Transactions."

  Pro forma as adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Reorganization Transactions; (b) the issuance and sale of                          ordinary shares by us in this offering at a price equal to $             per share, the midpoint of the price range set forth on the cover of this prospectus; and (c) the use of proceeds from this offering as described under "Use of Proceeds."

(4)
The pro forma and pro forma as adjusted weighted average ordinary shares issued and outstanding has been calculated as if the ownership structure resulting from the Reorganization Transactions were consummated at the beginning of the referenced period.

(5)
We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, non-operating income or expenses, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, and exceptional income and expense items. Exceptional items are items of income and expense that have been shown separately due to the significance of their nature, size or incidence of occurrence. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

  The following is a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, which is profit/(loss) for the periods presented:

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
Loss	(421,538)	(132,770)	(423,492)
Adjustments:
Income tax expense/(benefit)	25,130	46,748	13,518
Finance costs	645,652	315,942	288,915
Finance income	(135,527)	(23,988)	(36,045)
Depreciation and amortization	326,701	317,304	384,507
Non-operating income and expenses(a)	82,144	21,630	69,935
Net (profit)/loss on sale of assets	3,043	2,557	5,819
Share-based payment (credit)/expense(b)	(27,436)	(5,065)	351,054
Insurance claims(c)	(1,537)	(1,847)	(3,607)
Exceptional items(d)	68,679	40,211	18,010

Adjusted EBITDA	565,311	580,722	668,614

(a)
Represents (income)/charges related to non-operating income or (expenses). For the periods presented, these non-operating income or expenses related to the following:

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
Impairment of withholding tax receivables(i)	(52,292)	(12,063)	(44,586)
Business combination transaction costs	(1,509)	(3,448)	(3.745)
Other non-operating income or expenses(ii)	(28,343)	(6,119)	(21,604)

Non-operating income or expenses	(82,144)	(21,630)	(69,935)

(i)
Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.

(ii)
Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(b)
Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.

(c)
Represents insurance claims included as non-operating income.

(d)
Represents exceptional items, which are items of income or expense that are presented separately to the chief operating decision maker, or CODM, where it is necessary to provide an understanding of the underlying financial performance of the Group due to the significance of their nature, size or incidence of occurrence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. For the periods presented, these exceptional items related to the following:

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
Provision for bad or doubtful debts(i)	(38,292)	(30,000)	—
Listing costs	(8,295)	(5,221)	(1,078)
Other exceptional items(ii)	(22,092)	(4,990)	(16,932)

Exceptional items	(68,679)	(40,211)	(18,010)

  (i)
  In 2018 and 2017, exceptional items include a charge of $30.0 million and $38.3 million, respectively, relating to the exceptional portion of the loss allowance on a Key Customer's outstanding receivable balance.

  (ii)
  Other exceptional expenses for the year ended December 31, 2019 included redundancy costs of $3.2 million, aborted transaction costs of $0.6 million, $9.6 million of consultancy, facility set up, and other related expenses for the Group's finance transformation program and $3.4 million related to Middle East start-up costs. Other exceptional expenses for the year ended December 31, 2018 included redundancy costs of $3.0 million, escrow amounts received relating to the IHS Towers NG Limited acquisition of $4.3 million, $2.8 million related to Middle East start-up costs, costs of $1.9 million related to consultancy services for the implementation of IFRS 16 and costs of $0.7 million related to consultancy review services related to the restrictions placed on bank accounts.
(6)
We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

(7)
We define our Net Leverage Ratio as total borrowings and lease liabilities less cash and cash equivalents as of period end, divided by Adjusted EBITDA for the applicable twelve month trailing period. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

	For the year ended December 31,
	2017	2018	2019
	($ in thousands, except ratio data)
Total borrowings	1,980,891	1,897,774	2,055,878
Lease Liabilities	—	—	184,494
Less:
Cash and cash equivalents	646,196	633,450	898,802

Numerator	1,334,695	1,264,324	1,341,570

Denominator (Adjusted EBITDA)	565,311	580,722	668,614

Net Leverage Ratio	2.36x	2.18x	2.01x

(8)
We define Consolidated AFFO as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, non-operating income and expenses, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, and exceptional items, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and corporate capital expenditures.

  We define AFFO as Consolidated AFFO, excluding the impact of the portion of Consolidated AFFO attributable to non-controlling interests.

  See "Presentation of Financial and Other Information" for a description of these non-IFRS measures.

  The following is a reconciliation of Consolidated AFFO and AFFO to the most directly comparable IFRS measure, which is profit/(loss) for the periods presented:

	For the year ended December 31,
	2017	2018	2019
	($ in thousands)
Loss	(421,538)	(132,770)	(423,492)
Adjustments:
Income tax expense/(benefit)	25,130	46,748	13,518
Revenue withholding tax(a)	(34,918)	(36,310)	(33,432)
Income taxes paid	(10,586)	(15,723)	(13,396)
Finance costs	645,652	315,942	288,915
Finance income	(135,527)	(23,988)	(36,045)
Interest paid	(167,590)	(176,876)	(171,883)
Interest income received	9,910	18,701	14,732
Depreciation and amortization	326,701	317,304	384,507
Non-operating income and expenses(b)	82,144	21,630	69,935
Net (profit)/loss on sale of assets	3,043	2,557	5,819
Share-based payment (credit)/expense(c)	(27,436)	(5,065)	351,054
Insurance claims(d)	(1,537)	(1,847)	(3,607)
Exceptional items(e)	68,679	40,211	18,000
Amortization of prepaid site rent	36,982	33,435	3,355
Maintenance capital expenditures(f)	(48,579)	(100,632)	(167,401)
Corporate capital expenditures(g)	(2,681)	(8,590)	(5,286)
Lease payments	(70,077)	(76,565)	(74,541)

Consolidated AFFO	277,772	218,162	220,762
Adjustment for non-controlling interests(h)	(10,526)	—	—

AFFO	267,246	218,162	220,762

(a)
Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our financial condition and results of operations—Pioneer Status and Revenue Withholding Tax in Nigeria."

(b)
Represents (income)/charges related to non-operating income or (expenses). For the periods presented, these non-operating income or expense related to the following:

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
Impairment of withholding tax receivables(i)	(52,292)	(12,063)	(44,586)
Business combination transaction costs	(1,509)	(3,448)	(3.745)
Other non-operating income or expenses(ii)	(28,343)	(6,119)	(21,604)

Non-operating income or expenses	(82,144)	(21,630)	(69,935)

(i)
Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.

(ii)
Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(c)
Represents (credits)/charges related to share-based compensation, which vary from period to period depending on timing of awards and changes in valuation inputs assumptions.

(d)
Represents insurance claims included as non-operating income.

(e)
Represents exceptional items which are items of income or expense that are presented separately to the CODM where it is necessary to provide an understanding of the underlying financial performance of the Group due to the significance of their nature, size or incidence of occurrence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. For the periods presented, these exceptional items related to the following:

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
Provision for bad or doubtful debts(i)	(38,292)	(30,000)	—
Listing costs	(8,295)	(5,221)	(1,078)
Other exceptional items(ii)	(22,092)	(4,990)	(16,932)

Exceptional items	(68,679)	(40,211)	(18,010)

(i)
In 2018 and 2017, exceptional items include a charge of $30.0 million and $38.3 million respectively relating to the exceptional portion of the loss allowance on a Key Customer's outstanding receivable balance.

(ii)
Other exceptional expenses for the year ended December 31, 2019 included redundancy costs of $3.2 million, aborted transaction costs of $0.6 million, $9.6 million of consultancy, facility set up, and other related expenses for the Group's finance transformation program and $3.4 million related to Middle East start-up costs. Other exceptional expenses for the year ended December 31, 2018 included redundancy costs of $3.0 million, escrow amounts received relating to the IHS Towers NG Limited acquisition of $4.3 million, $2.8 million related to Middle East start-up costs, costs of $1.9 million related to consultancy services for the implementation of IFRS 16 and costs of $0.7 million related to consultancy review services related to the restrictions placed on bank accounts. Other exceptional expenses for the year ended December 31, 2017 includes $15.2 million in relation to site safety, structural integrity and compliance review, $1.8 million for consultancy costs and $1.3 million for Middle East start-up costs.

(f)
We incur capital expenditures in relation to the maintenance of our Towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.

(g)
Corporate capital expenditures, which are non-discretionary in nature, consist primarily of spending on information technology infrastructure.

(h)
Non-controlling interests related to one of our subsidiaries in Nigeria in which we held a 49% stake until February 23, 2017 when MTN Group, the shareholder of the other 51%, exercised its right to exchange its holdings in such subsidiary for shares in IHS Holding Limited. Following this exchange, we no longer have a non-controlling interest and instead own 100% of this subsidiary.
(9)
We define ROIC as the percentage that results from dividing Adjusted EBITDA, adjusted for lease payments made and amortization of prepaid site rent, less revenue withholding tax, income taxes paid, maintenance capital expenditures and corporate capital expenditures, by gross property, plant and equipment (excluding gross right-of-use assets resulting from leases accounted for under IFRS 16), gross intangibles and gross goodwill. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

	For the year ended December 31,
	2017	2018	2019
	($ in thousands, except percentage data)
Loss	(421,538)	(132,770)	(423,492)
Adjustments:
Income tax expense/(benefit)	25,130	46,748	13,518
Finance costs	645,652	315,942	288,915
Finance income	(135,527)	(23,988)	(36,045)
Depreciation and amortization	326,701	317,304	384,507
Non-operating income and expenses(a)	82,144	21,630	69,935
Net (profit)/loss on sale of assets	3,039	2,557	5,819
Share-based payment (credit)/expense(b)	(27,436)	(5,065)	351,054
Insurance claims(c)	(1,537)	(1,847)	(3,607)
Exceptional items(d)	68,679	40,211	18,010

Adjusted EBITDA	565,311	580,722	668,614

Lease payments made	(70,077)	(76,565)	(74,541)

Amortization of prepaid site rent	36,982	33,435	3,355

Revenue withholding tax(e)	(34,918)	(36,310)	(33,432)
Income taxes paid	(10,586)	(15,723)	(13,396)
Maintenance capital expenditures(f)	(48,579)	(100,632)	(167,401)
Corporate capital expenditures(g)	(2,681)	(8,590)	(5,286)

Numerator	435,452	376,337	377,913
Gross property, plant and equipment(h)	2,268,814	2,476,815	2,700,132
Gross intangibles	585,026	577,598	576,039
Gross goodwill	552,561	530,910	518,393
Denominator	3,406,401	3,585,523	3,794,564
ROIC	12.8%	10.5%	10.0%

(a)
Represents (income)/charges related to non-operating income or (expenses). For the periods presented, these non-operating income or expense related to the following:

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
Impairment of withholding tax receivables(i)	(52,292)	(12,063)	(44,586)
Business combination transaction costs	(1,509)	(3,448)	(3.745)
Other non-operating income or expenses(ii)	(28,343)	(6,119)	(21,604)

Non-operating income or expenses	(82,144)	(21,630)	(69,935)

(i)
Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.

(ii)
Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.
(b)
Represents (credits)/charges related to share-based compensation, which vary from period to period depending on timing of awards and changes in valuation inputs assumptions.

(c)
Represents insurance claims included as non-operating income.

(d)
Represents exceptional items which are items of income or expense that are presented separately to the CODM where it is necessary to provide an understanding of the underlying financial performance of the Group due to the significance of their nature, size or incidence of occurrence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. For the periods presented, these exceptional items related to the following:

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
Provision for bad or doubtful debts(i)	(38,292)	(30,000)	—
Listing costs	(8,295)	(5,221)	(1,078)
Other exceptional items(ii)	(22,092)	(4,990)	(16,932)

Exceptional items	(68,679)	(40,211)	(18,010)

(i)
In 2018 and 2017, exceptional items include a charge of $30.0 million and $38.3 million respectively relating to the exceptional portion of the loss allowance on a Key Customer's outstanding receivable balance.

(ii)
Other exceptional expenses for the year ended December 31, 2019 included redundancy costs of $3.2 million, aborted transaction costs of $0.6 million, $9.6 million of consultancy, facility set up, and other related expenses for the Group's finance transformation program and $3.4 million related to Middle East start-up costs. Other exceptional expenses for the year ended December 31, 2018 included redundancy costs of $3.0 million, escrow amounts received relating to the IHS Towers NG Limited acquisition of $4.3 million, $2.8 million related to Middle East start-up costs, costs of $1.9 million related to consultancy services for the implementation of IFRS 16 and costs of $0.7 million related to consultancy review services related to the restrictions placed on bank accounts. Other exceptional expenses for the year ended December 31, 2017 includes $15.2 million in relation to site safety, structural integrity and compliance review, $1.8 million for consultancy costs and $1.3 million for Middle East start-up costs.
(e)
Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our financial condition and results of operations—Pioneer Status and Revenue Withholding Tax in Nigeria."

(f)
We incur capital expenditures in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower and power equipment at existing sites to keep such assets in service.

(g)
Corporate capital expenditures, which are non-discretionary in nature, consist primarily of spending on information technology infrastructure.

(h)
Excludes the cost of right-of-use assets resulting from leases accounted for under IFRS 16.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business

A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of tower lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

        A significant portion of our revenue in each of our markets of operation is derived from a small number of customers, who usually constitute some of the largest MNOs in those markets. In particular, for the years ended December 31, 2017, 2018 and 2019, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 96%, 97% and 97%, respectively, of our consolidated revenue, with MTN Nigeria, 9mobile and Airtel Nigeria accounting for 50%, 13% and 10%, respectively, of our consolidated revenue for the year ended December 31, 2019. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

        Due to the long-term nature of our MLAs (usually 5 to 15 years with subsequent renewal provisions), we are also dependent on the continued financial strength of our customers. Some customers may operate with substantial leverage and/or rely on capital-raising to fund their operations and such customers may not have sufficient credit support or the ability to raise capital. If our customers or potential customers are unable to raise adequate capital to fund their business plans, particularly in light of the COVID-19 pandemic, or do not have adequate parental support, they may reduce their capital spending, which could materially and adversely affect demand for space on our Tower sites, which in turn could have a material adverse effect on our financial condition and/or results of operations. Furthermore, some of our customers may become subject to regulatory or other action, which may result in unanticipated levies or fines. For example, in August 2018, the CBN commenced regulatory action against MTN Nigeria, ordering it to return $8.1 billion in allegedly improperly repatriated funds. It was reported that MTN Nigeria and the CBN reached a settlement agreement in December 2018 pursuant to which MTN Nigeria agreed to pay a sum of approximately $53 million, and the repatriation of funds was deemed reversed such that MTN Nigeria would be compliant with foreign exchange laws. In addition, MTN Nigeria was, until January 2020, involved in a $2 billion dispute with Nigeria's Attorney General regarding a demand for allegedly unpaid tax. In January 2020, the Attorney General reportedly withdrew its claims against MTN Nigeria and instead referred the matter to the Nigeria Federal Inland Revenue Service and the Nigeria Customs Service. Any fines levied against our customers, their inability to fund their operations or other financial difficulties experienced by our customers could negatively affect their demand for tower space or their ability to perform their obligations under their lease agreements with us, and in turn could adversely affect our business, prospects, financial condition and/or results of operations.

        In addition, in 2017 Emerging Markets Telecommunication Services Limited ("9mobile," previously known as Etisalat Nigeria), one of our Key Customers in Nigeria, experienced certain payment issues with lenders, which ultimately resulted in the lenders enforcing their security rights pursuant to the credit agreement over the shares previously held by Etisalat Group (Emirates Telecommunications Group Company PJSC). 9mobile was reportedly sold in a distressed M&A process in November 2018, however, it has since been publicly reported that the international element of the consortium pulled out of the acquisition in early 2019, although the current ownership status remains unclear. 9mobile continues to trade in Nigeria and has a 6% market share as of May 31, 2020, although this has declined somewhat compared to the other players during the period of financial distress and sale process. While we continue to engage with 9mobile as a regular customer and currently continue to receive payments from 9mobile, 9mobile has failed to make full monthly payments to us in the past and any continued or future failure to make payments (including pursuant to any new arrangements entered into to try and resolve the situation) may result in us not receiving payment of amounts owed to us and further potential renegotiation of contract terms. See "—We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices." These circumstances may, in turn, have an adverse impact on our business, prospects, financial condition and/or results of operations. For the years ended December 31, 2017, 2018 and 2019, 9mobile accounted for 15%, 13% and 13% of our revenue generated, respectively.

        In addition, if any of our customers are unwilling or unable to perform their obligations under the relevant tower lease agreements, including as a result of the COVID-19 pandemic or related events (such as regulatory interventions on pricing to make MNO services more accessible during periods of lockdown or restricted movement or operations), our revenues, financial condition and/or results of operations could be adversely affected. In the ordinary course of our business, we do occasionally experience disputes with our customers, generally regarding the interpretation of terms in our lease agreements. From time to time, we also undertake routine revenue assurance exercises to determine that all customer equipment on site and services being provided to the customers are being accurately invoiced according to our contracts, and occasionally, we locate equipment that we have not previously invoiced to customers that we believe we are contractually able to invoice. Historically, we have sought to resolve these disputes in an amicable manner, and such disputes have not had a material adverse effect on our customer relationships or our business. However, it is possible that such disputes could lead to a termination of our lease agreements with customers, a material modification of the terms of those lease agreements or a failure to obtain new business from existing customers, any of which could adversely affect our business, prospects, financial condition and/or results of operations. Furthermore, if we are forced to resolve any of these disputes through litigation or arbitration, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenue or increased costs, which may in turn result in a material adverse effect on our business, prospects, financial condition and/or results of operations.

        No assurance can be given that our customers will renew their tower lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements. Also, no assurance can be given that we will be successful in negotiating favorable terms with these customers. Any failure to obtain renewals of existing tower lease agreements or failure to successfully negotiate favorable terms for such renewals of or amendments to existing agreements (if sought) could result in a reduction in revenues and, accordingly, have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices.

        Our contractual invoicing cycle is typically monthly or quarterly in advance, with the contractual payment cycle on average 30 to 60 days post invoice. As of December 31, 2019, we had gross receivables more than 90 days overdue of $172 million and held an impairment provision allowance of $134 million. While we may continue to pursue our contractual rights in collecting outstanding amounts, should the relevant counterparties be unable to meet their obligations to pay us any such sums in a timely manner, including as a result of the COVID-19 pandemic or related consequences, this could adversely affect our business, prospects, financial condition and/or results of operations, including planned working capital requirements. In addition, if our customers experience financial difficulties, as a result of regulatory actions, the COVID-19 pandemic or related effects, prolonged economic downturn, inability to raise funds or capital, or for any other reason, we may be unable to collect amounts due under invoices from those customers, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our current and future markets involve additional risks compared to more developed markets, which could adversely affect our business, prospects, financial condition and/or results of operations.

        We and our customers operate in various international markets, particularly in emerging markets such as in Africa, the Middle East and Latin America. As a result, we may, directly or indirectly, be exposed to economic, political and other uncertainties, including risks of:

  •
  general political and/or economic conditions, including any deterioration thereof, including inflation, impacting our existing or anticipated markets of operation, such as the effects of the COVID-19 pandemic or following the recent fall in copper prices that adversely affected Zambia's economy or the recent volatility of oil price markets that have adversely affected economies such as Nigeria;

  •
  terrorist acts, armed hostilities, war and civil disturbances;

  •
  acts of piracy or vandalism;

  •
  significant governmental influence over many aspects of local economies;

  •
  telecommunications regulatory systems and/or competition regimes regulating our or our customers' services, or our ability to invest further in particular markets as a result of antitrust regimes that may, for example, impact us due to our ultimate shareholders also investing in other, ancillary businesses in the same market;

  •
  laws or regulations that tax or otherwise restrict repatriation of earnings or other funds or otherwise limit distributions of capital;

  •
  laws or regulations that restrict foreign investment;

  •
  changes to existing or new tax laws or fees directed specifically at the ownership and operation of towers or our international acquisitions, which may also be applied or enforced retroactively;

  •
  changes to zoning regulations or construction laws, which could also be applied retroactively to our existing sites;

  •
  expropriation or governmental regulation restricting foreign ownership or requiring divestiture;

  •
  actions restricting or revoking spectrum or other licenses or suspending business under prior licenses;

  •
  material site security issues;

  •
  significant license or permit surcharges;

  •
  increases in the cost of labor (as a result of unionization or otherwise);

  •
  seizure, nationalization or expropriation of property or equipment;

  •
  repudiation, nullification, modification or renegotiation of contracts;

  •
  limitations on insurance coverage, such as political risk or war risk coverage, in certain areas;

  •
  political or social unrest, such as tensions between the "Anglophone" and "Francophone" regions of Cameroon;

  •
  local, foreign and/or U.S. monetary policy and foreign currency fluctuations and devaluations;

  •
  changes in foreign currency exchange rates;

  •
  price setting or other similar laws for the sharing of passive telecommunications infrastructure, or requirements to construct new sites in remote or rural areas that are less commercially viable for us;

  •
  complications associated with repairing and replacing equipment in remote locations, or supply chain issues arising out of global or geopolitical issues, such as operational and transport restrictions as a result of the COVID-19 pandemic;

  •
  import-export quotas, wage and price controls, imposition of trade barriers;

  •
  U.S. and foreign sanctions, trade embargoes or export control restrictions;

  •
  restrictions on the transfer of funds into or out of countries in which we operate, or lack of availability of foreign currency;

  •
  failure to comply with U.S. Treasury and other internationally recognized sanctions regulations restricting doing business with certain nations or specially designated nationals;

  •
  failure to comply with anti-bribery or anti-corruption laws and regulations such as the Foreign Corrupt Practices Act, the UK Bribery Act or similar international or local anti-bribery or anti-corruption laws, or Office of Foreign Assets Control requirements;

  •
  uncertain rulings or results from legal or judicial systems, including inconsistencies between and within laws, regulations and decrees, and judicial application thereof, which may be enforced retroactively, and delays in the judicial process;

  •
  actions, proceedings, claims, disputes and threats brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law;

  •
  regulatory or financial requirements to comply with bureaucratic actions;

  •
  changes to existing laws or new laws, and/or changing labor and taxation laws or policies, including confiscatory taxation;

  •
  other forms of government regulation and economic conditions that are beyond our control; and

  •
  governmental corruption.

        Any of these or other risks could adversely impact our customers' and/or our operations, which, in turn, could adversely affect our business, prospects, financial condition and/or results of operations, as well as our growth opportunities. In particular, a significant portion of our revenues are currently derived from our Nigerian operations (75% of our revenues for the year ended December 31, 2019), and any such risks materializing within Nigeria in particular may have a significant impact on our business as a whole, including our business, prospects, financial condition and/or results of operations.

        Operations in international markets, including emerging and less developed markets (including Africa, the Middle East and Latin America), also subject us to numerous additional and different laws and regulations affecting our business, such as those related to labor, employment, unions, health and safety, antitrust and competition, environmental protection, consumer protection, import/export and anti-bribery, corruption and money laundering. Our employees, subcontractors and agents could take actions that violate any of these requirements. Violations, or alleged violations, of any such laws or regulations could subject us to criminal or civil enforcement actions and adversely affect our reputation, any of which could adversely affect our business, prospects, financial condition and/or results of operations.

        Our expansion into new geographic markets, such as Kuwait, Latin America and other markets we may enter in the future, may present competitive, distribution, regulatory and other challenges that differ from the challenges we face in markets that we have historically operated in. In addition, we may be less familiar with the customers, competitive dynamics (including antitrust concepts that may be based on our ultimate group shareholding and that may limit our ability to make future investments) and regulatory environment in these markets and may ultimately face different or additional risks, as well as increased or unexpected costs, compared to those we experience in our existing markets. Expansion into new geographic markets may also expose us to direct competition with companies with whom we have limited or no past experience as competitors. To the extent we rely upon expanding into new geographic markets and do not meet, or are unprepared for, any new challenges posed by such expansion, our future sales growth could be negatively impacted, our operating costs could increase, and our business, prospects, financial condition and/or results of operations could be adversely affected. See "Risks Relating to the Markets in which We Operate."

We and our customers face foreign exchange risks, which may be material.

        For the six months ended June 30, 2020, 58% of our revenue was linked to the U.S. dollar or in euro-pegged currencies. The manner in which these revenues are linked to the U.S. dollar or the euro differs across our MLAs and jurisdictions of operation.

        Our U.S. dollar-linked revenues are denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. Such MLAs typically have U.S. dollar-denominated components and local currency components of pricing, and the U.S. dollar components are converted to the local currency for settlement at a fixed conversion rate for a stated period of time, which conversion rates are reset quarterly, semi-annually or annually. As a result, in the event of devaluation, such as the one that occurred in June 2016 in Nigeria, there is a risk of a delay between the timing of the devaluation and the next contractual reset, which may be significant. During the period between the date of the devaluation and the date of the reset, all of our revenues (i.e., both those revenues that are contractually linked to the U.S. dollar and those that are contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted, upward, including in the case of the June 2016 devaluation in Nigeria. Furthermore, our ability to maintain or enter into such contractually linked foreign exchange protection mechanisms in the future is not assured, which may in turn reduce our protection against fluctuations in foreign exchange rates and therefore adversely affect our business, prospects, financial condition and/or results of operations.

        In addition, the conversion rates included in our MLAs may also be different than the rates at which our financial results are translated into U.S. dollars for reporting purposes. If we are required to use a higher rate for accounting purposes than that of our contracts, notwithstanding any underlying performance, it is likely that our financial results for the relevant periods in the future will show a related decline in performance. For example, as described below under "—The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries' financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations," in April 2017 the CBN introduced a new foreign exchange window for investors and exporters, and while the majority of our contracts in Nigeria contain contractually linked foreign exchange protection mechanisms that protect against foreign exchange fluctuations, such contracts historically only protected against changes in the official CBN exchange rate. While we have recently reached agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which is currently aligned to the NAFEX rate), should these and similar circumstances arise again or continue to exist (where there is a divergence between the applicable market rate or translation rates for our financial results, and the exchange rate reflected in our contracts with customers), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks, which could materially impact our results of operations. In addition, some of our contracts, particularly in Latin America and Kuwait, are also based on local currency pricing with no direct foreign exchange link or conversion mechanism, and therefore any depreciation in local currency rates against the U.S. dollar would similarly impact our financial results when they are translated into U.S. dollars for reporting purposes, notwithstanding any underlying performance.

        Certain of our other MLAs have revenue components linked to hard currencies, such as the U.S. dollar or the euro, because the MLAs are in local currencies that maintain a fixed exchange rate, or are "pegged," to such currencies, such as those in Côte d'Ivoire and Cameroon. If such fixed or linked exchange rates are not maintained or "de-pegged," it could result in fluctuations and/or devaluations of these currencies, which could adversely affect our business, prospects, financial condition and/or results of operations.

        In addition, even though our MLAs may have foreign currency-linked revenue components, or have use fees expressed in foreign currencies, the actual currency of settlement of a significant portion of our revenue is in local currencies, and we therefore remain exposed to foreign exchange risks. There may also be regulatory actions or pressure based on, among other things, socioeconomic or political reasons or events, to enforce local currency-based pricing, which would dilute any protection we may seek to include in our contracts to protect against local currency devaluations.

        Most of our expenses are in the local currencies of the relevant jurisdiction of operation, except for certain of our borrowings, which are predominantly in U.S. dollars. For example, our $500 million 7.125% Senior Notes due 2025, or the 2025 Notes, and our $800 million 8.0% Senior Notes due 2027, or the 2027 Notes and, together with the 2025 Notes, the Notes, were issued in U.S. dollars. Certain other components of our capital expenditures may also be linked to foreign currency-based pricing elements. Diesel, which is one of our most significant expenses, may be considered as linked to U.S. dollars given the international pricing of oil, but is paid for in local currency. See "—Any increase in operating expenses, particularly increased costs for diesel or an inability to pass through or mitigate against increased diesel costs, could erode our operating margins and adversely affect our business, prospects, financial condition and/or results of operations." Should the relevant local currencies depreciate against the U.S. dollar, as was the case in mid-2016 in

Nigeria, the local currency cost of buying diesel may increase. However when translated back into U.S. dollars at the higher foreign exchange rate, the impact on our results is less notable.

        We hold U.S. dollar cash balances in some of our jurisdictions of operation and/or convert local currencies to the relevant foreign currencies for payment obligations. Accordingly, we are subject to fluctuations in the rates of currency exchange between the local currencies and the relevant foreign currency as well as availability to source the relevant foreign currency in the jurisdictions in which we operate, and such fluctuations and/or availability may adversely affect our business, prospects, financial condition and/or results of operations. There may also be limited availability of U.S. dollars in the market at the time when we convert the relevant local currency to U.S. dollars, in which case we may need to convert the relevant local currency into U.S. dollars at a less favorable currency exchange rate. See also "Risks Relating to the Markets in which We Operate—Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities."

        In addition, our major customers may also face foreign exchange risks where their revenues are denominated in local currency, but their costs are denominated in, or linked to, a foreign currency such as the U.S. dollar or euro, including the fees they pay to us. When the local currency depreciates against the relevant foreign currency (such as the significant depreciation of the Naira against the U.S. dollar, from approximately 196.5 to $1.00 as of January 1, 2016 to 304.5 to $1.00 as of December 31, 2016, based on the official rate published by the CBN), it may impact the ability of our customers to make payments to us on a timely basis or at all, and our customers may either raise prices for their customers or cut back on capital and operational expenditures, both of which could reduce future demand for our services, or result in requests to renegotiate contract terms with us prior to the relevant MLA end date.

        Fluctuations in exchange rates, including volatility related to the COVID-19 pandemic and its effects on the global economy, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, as required, could adversely affect our business, prospects, financial condition and/or results of operations. See "—Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility" and "—The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries' financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations."

The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries' financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations.

        As described below under "—Risks Relating to the Markets in which We Operate—Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility," central banking authorities in the countries in which we operate may intervene in the currency markets or adopt policies that may impact the applicable exchange rates and/or amounts of foreign currency that may be obtained. In markets where there are multiple exchange rates available and/or referenced by the applicable banking authorities, there may be differences among the accounting rates companies use pursuant to accounting standards, contracted rates, rates quoted for other foreign exchange transactions, and 'official' central bank rates. If such differences exist, we may encounter issues relating to the interpretation or enforcement of our contracts with our customers. We may also be required to change the exchange rate applied to the translation of the local currency books of our operating subsidiaries to U.S. dollars for our consolidated group reporting purposes.

        This has been particularly relevant to our operations in Nigeria, where a significant portion of our operations are based. Following the significant depreciation of the Naira against the U.S. dollar in 2016, as described in "Risks Relating to Our Business—We and our customers face foreign exchange risks, which may be material," in a continuing effort to improve U.S. dollar liquidity in Nigeria and to assist investors and exporters in accommodating foreign exchange transactions, the CBN introduced a new foreign exchange window for investors and exporters in April 2017. This foreign exchange window, which includes the NAFEX, currently allows willing counterparties to exchange foreign currency through authorized dealers at a rate that is essentially market driven.

        This resulted in a situation where there were differing exchange rates in the market and we have been required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes.

        The determination of which is the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may differ from the conversion rates contained within our contracts. For example, from December 31, 2017, the results of our subsidiaries in Nigeria have been translated into our presentation currency, U.S. dollars, at the NAFEX monthly average exchange rate for income and expenses and the assets and liabilities at the NAFEX closing rate at the balance sheet date. Prior to the agreement that we recently reached with certain of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, because the NAFEX rate used for accounting purposes had historically been higher than the CBN official rate used in our contracts, notwithstanding any underlying performance, our financial results for the relevant periods would have shown a related decline in performance in case of devaluation of NAFEX where the CBN official rate remained at the same level. While our contracts with certain of our Key Customers in Nigeria have been amended to resolve this anomaly, there can be no assurance that such a divergence between the applicable market rate or translation rate for our financial results, and the exchange rate reflected in our contracts with customers, will not occur again, which may, in turn, impact our results of operations, notwithstanding any underlying performance.

        While we currently believe that the Naira to U.S. dollar exchange rate applicable for accounting consolidation purposes and the Naira to U.S. dollar exchange rate we apply to certain of our contractual fixed conversion rates may converge or that we may more closely align the exchange rate applicable to the customers in our contracts with them to the exchange rate applicable for accounting consolidation purposes, there is no guarantee when this may happen, or if it will happen at all. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market and we may need to consider such measures for the purposes of our accounts.

        Potential investors should, therefore, bear this in mind when considering an investment in our ordinary shares, and the potential impact on the future trading and/or market price of our ordinary shares based on a decline in reported financial and/or operational performance based on such factors.

A regional or global health pandemic, including the current outbreak of COVID-19, could severely affect our business.

        A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, COVID-19, which was discovered in Wuhan, China in December 2019 and on March 11, 2020 was declared by the World Health Organization as a global pandemic, has had numerous effects on the global economy. Governmental authorities around the world have implemented measures to reduce the spread of COVID-19, including "shelter-in-place" orders suggested or mandated by governmental authorities or otherwise elected as a preventive measure, and such measures have adversely affected workforces, supply chains, economies and financial markets and have led to an economic downturn in many of our markets.

        As a result of the COVID-19 pandemic, we have transitioned most of our employees to remote working arrangements and temporarily closed offices in some of our markets. In addition, in most of our markets we have been required to obtain permits designating certain employees as "key personnel" in order to facilitate the access to many of our Tower sites for construction, service and maintenance activities. While we have so far been able to obtain all required permits, there can be no assurance that we will be able to obtain all approvals or permits that may be required in the future.

        In addition, as a result of the COVID-19 pandemic and its effects on the global economy, depreciation of local currencies and/or a lack of sufficient availability of hard/international currencies, we may experience fluctuations in foreign currency exchange rates in many of the markets in which we operate, which could adversely affect our business, prospects, financial condition and/or results of operations. A global deterioration in economic conditions in light of the COVID-19 pandemic could adversely and materially affect us and/or our Tenants through disruptions of, among other things, the ability to procure telecommunications equipment or other supplies through the usual supply chains and the ability to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenues for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenues, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. See "—We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively maintain our tower infrastructure." The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Tenant Lease Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

        In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability and the ability of our Tenants to raise capital, if needed, on a timely basis and on acceptable terms or at all.

        Although our results have not been materially affected by COVID-19 to date, we are unable to accurately predict the impact that COVID-19 will have on our or our customers' operations going forward due to uncertainties that will be dictated by the length of time that any disruptions or consequential effects continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic and the overall economic impact of the pandemic. The response measures imposed also differ in scope across our various markets and are subject to continuous updating. The severity and impact of the pandemic may vary across our markets, and the pandemic may have greater adverse effects in the emerging and less developed markets in which we operate. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

        To the extent the COVID-19 pandemic, or any similar future pandemic or related events, adversely affects our or our customers' business, financial condition and/or results of operations, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

We may not successfully execute our business strategy and operating plans or manage our growth, all of which depend on various factors many of which are outside our control.

        The existing and future execution of our strategic and operating plans will, to some extent, be dependent on external factors that we cannot control, such as changes in the tower infrastructure industry or the telecommunications industry, particularly in the various jurisdictions in which we operate and may seek to operate in the future, changes in budgets of or demand from our current or potential customers for tower infrastructure services, international legislative and regulatory changes, changes in regional security or the economy of the countries in which we operate, changes in fiscal and monetary policies, the availability of additional tower portfolios for acquisition and restrictions or other limitations relating to foreign direct investment or foreign ownership in particular markets (including, among other things, events such as the COVID-19 pandemic accelerating the implementation of any such measures or giving rise to such factors). For example, high tariffs charged to users in the countries in which we operate compared to certain other countries in which we do not operate, may impede or slow the growth of the telecommunications industries in the countries in which we operate and, in turn, our business.

        We may be unable to implement our strategy relating to the construction of New Sites. See "—Our ability to construct New Sites depends on a number of factors, many of which are outside of our control."

        Our ability to increase the number of Colocations and Lease Amendments on each Tower that we own across our portfolio is a key factor contributing to our growth and a key part of our strategy in the markets in which we operate. If we are unable to increase the number of Colocations and Lease Amendments on our Towers, either due to a lack of available space or from reduced customer demand, if we are unable to accurately assess and invoice customer equipment on our sites, or if we are unable to implement or achieve our other strategic plans or targets and key performance indicators, we may not achieve the revenues, margins or earnings that we need to grow or to offset the impact of any adverse economic conditions that may develop in the future.

        In addition, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. The failure to implement and execute our strategic and operating plans in a cost-effective and timely manner, or at all, realize the cost savings or other benefits or improvements associated with such plans, or have financial resources to fund the costs associated with such plans or to incur costs in excess of anticipated amounts, or sufficiently assess and reassess the plans (including, in each case, as a result of challenges that may be posed or arise as a result of operating companies in which we may not have a majority of the economic or share ownership, whether in terms of operational or further commensurate funding challenges or otherwise), could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

        Further, successful execution of our business plan will require effective management of growth, which may include acquisitions. The management team, operational systems and internal controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls may not be sufficient. If we are unable to grow as anticipated, manage our growth effectively or successfully integrate any acquisitions (including their information technology or finance systems), it could have a material adverse effect on our business, prospects, financial condition and/or results of operations. See "Business—Our Strategy" for further information on our key strategies.

We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively maintain our tower infrastructure.

        We engage third-party contractors to provide various services in connection with the site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of tower sites, as well as power management, including the supply of diesel to certain of our sites, sometimes with a small number of contractors in the relevant jurisdiction. For example, we have outsourced power management, refurbishment, operations and maintenance and security functions for certain of our sites in Nigeria to five key vendors. Their power management functions include the supply of diesel to and deployment of alternative power technologies, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. We are exposed to the risk that the services rendered by our third-party contractors will not always be available, satisfactory or match our and/or our customers' targeted quality levels, as well as the risk that they may otherwise be unable to perform their obligations to some extent or at all, including to the extent they are subject to labor disputes, become insolvent or as a result of operational, access or transport restrictions or other COVID-19 related limitations, or due to geopolitical events resulting in export control or similar restrictions. As a result, our customers may be unsatisfied with our services, and we may be required to pay certain financial penalties under our contracts, or our customers may terminate their contracts in the event of a material breach, either of which could adversely affect our reputation and brand, as well as our business, prospects, financial condition and/or results of operations.

        For instance, recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based technology companies, including Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, with whom we have in the past and may in the future conduct business, as well as actions brought against Huawei and related persons by the U.S. and the Canadian governments and recent restrictions imposed by the UK government, have raised further concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based technology companies. Such potential restrictions or sanctions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of the technology, products and solutions of China-based third-party contractors with whom we are currently engaged or may become engaged with and hinder the stability of the supply chains of such contractors, any of which may have a material adverse effect on our business, financial condition and/or results of operations.

        In addition, if third-party contractors do not meet execution targets for both financial and operational performance, including not meeting our standards of service or complying with health, safety, employment or other laws and regulations, or are unable to perform to some extent or at all, we may have to step in and complete the process. If we are required to undertake this work ourselves, it could require extensive time and attention from our management and lead to increased future operating costs while the work is carried out, which could in turn adversely affect our business, prospects, financial condition and/or results of operations.

        We also rely on third parties for our supply of diesel, which is critical, as many of the markets in which we currently or may, in future, operate (including, in particular, those in Africa and certain markets in the Middle East) have limited or unreliable power grid connectivity (including due to the impact of seasonal extreme weather conditions), thereby resulting in a heavy reliance on alternatives such as diesel-powered generators. Given the importance of diesel for our operations, we may purchase diesel in large quantities which is then stored at our facilities. This supply could be disrupted by events that are beyond our control, including, for example, in light of the COVID-19 pandemic and related effects. While we maintain planning, monitoring and logistics systems including bulk storage facilities aimed at providing a consistent supply of diesel to sites, scarcity of diesel, lack of available trucks, labor disputes, queues and other issues at fuel depots and security concerns at certain sites, and fire, among other things, including the impact of climate change or related initiatives, have in the past and may in the future, cause this supply to be disrupted. Disruption in the supply of diesel or diesel quality not meeting our requirements would impede our ability to continue to power our sites and adversely affect power uptimes. Widespread or long-term disruption in the supply of diesel may result in us being unable to meet the service level agreement targets under our MLAs, and in some cases we would be required to shoulder resultant financial penalties, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our Contracted Tenant Lease Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.

        Our Contracted Tenant Lease Revenue disclosed in this prospectus represents our estimate of the lease fees to be received from existing Tenants of Key Customers for the remainder of each Tenant's current contractual site lease term as of June 30, 2020. Our Contracted Tenant Lease Revenue is based on certain estimates and assumptions, such as constant foreign exchange rates, no escalation of lease fees despite contractual provisions in our MLAs in that regard, no new tenants or Lease Amendments added, no amendments to our existing MLA terms and no Churn. Some or all of these estimates and assumptions may not be correct. Unanticipated events may occur that could adversely affect the actual results achieved by us during the periods to which these estimates relate.

Any increase in operating expenses or costs, particularly increased costs for diesel or ground lease costs, or an inability to pass through or mitigate against such costs, could erode our operating margins and adversely affect our business, prospects, financial condition and/or results of operations.

        Our primary operating expenses include diesel fuel, site maintenance and security, salaries of engineers and security personnel, fees for licenses and permits and insurance. In addition, we incur ground lease costs and the continued development, expansion and maintenance of our tower site infrastructure requires ongoing capital expenditure. There is no assurance that our operating expenses, including those noted above, will not increase in the future or that we will be able to successfully pass any such increases in operating expenses to the customers. For example, we require a substantial amount of diesel to power our tower site operations. For the year ended December 31, 2019, the cost of power generation, which includes diesel, haulage and minimal electricity, accounted for 29% of our cost of sales.

        Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of the COVID-19 pandemic, geopolitical tensions and/or climate change or related initiatives, and we are only able to pass through a component of the fuel costs at our sites to our customers under the terms of certain of our contracts. We therefore remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly. Further, our attempts to reduce power costs through the deployment of DC generators, hybrid battery and solar technologies, while presently successful, may not be successful in the future.

        Our ground lease costs are for a fixed duration, typically a 10 to 15 year term, and are paid for in advance for a five or ten year portion of the overall term of the lease. Approximately 13% of our ground leases are due for renewal within the next 18 months. More recently, we have purchased tower portfolios which are subject to leases with more frequent (quarterly and monthly) payment terms. The renewal of a large proportion of our tower portfolio ground leases within a particular year requires a significant upfront rent payment made upon such renewal, which in turn could increase our cash outflows for that particular year. Any increases in operating expenses or lease costs referred to above would reduce our operating margins and may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

If we are unable to renew and/or extend our ground leases, or protect our rights to the land under our Towers, it could adversely affect our business and operating results.

        Our site portfolio consists primarily of ground-based towers constructed on land that is leased under long-term ground lease agreements. As of December 31, 2019, approximately 92% of the sites in our portfolio were operated under ground leases on land that we do not own. For sites on leased land, approximately 37% of the ground leases have an expiration date before the end of 2024 and, as of June 30, 2020, the average remaining life of our ground leases was 8.1 years.

        For various reasons, landowners or lessors may not want to renew their ground leases, may seek substantially increased rents, or they may lose their rights to the land or transfer their land interests to third parties, which could affect our ability to renew ground leases on commercially viable terms or at all. In addition, we may not have the required available capital to extend these ground leases at the end of the applicable period. In the event that we cannot extend these ground leases, we will be required to dismantle and/or relocate these Towers and may lose the cash flows derived from such Towers, which may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

        Real property interests relating to towers consist primarily of leasehold interests, which in some cases relate to sites for which special access arrangements may be required, such as Towers located on or near airports, government facilities or rooftops. For various reasons, we may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to entering into a ground lease, or we may be unable to contractually agree to amendments in relation to sensitive site access issues, all of which could affect the rights to access and operate the site. From time to time, we may also experience disputes with lessors regarding the terms of ground leases, which could affect our ability to access and operate a tower site. The termination of a ground lease may interfere with our ability to operate and generate revenues from the Tower. If this were to happen at a material number of sites, it would have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may experience the loss of tenancies and/or customers, and are exposed to the loss of revenue from the failure or acquisition of any customer or customer consolidation.

        If we were to experience a loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for a customer on a site in any particular period, we would face what is known as Churn. For example, Tenants may determine that demand has changed in a particular area and they no longer need tower infrastructure at certain sites. A Tenant may Churn if the MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Similarly, certain customers may be acquired, experience financial difficulties or cease operations as a result of technological changes or other factors, including the COVID-19 pandemic and resulting effects, which could result in renewal on less favorable terms, cancellation or non-renewal of our tenancy agreements. We experienced Churn of 1,547, 410 and 237 Tenants for the years ended December 31, 2017, 2018 and 2019, respectively. Other than a customer churning at the end of its term, limited termination clauses may apply pursuant to the relevant MLA. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty, and customers with no such right could use their negotiating power in the future to request the ability to Churn certain tenancies. If customers terminate or fail to renew tower lease agreements with us (either on commercially acceptable terms, or at all), are acquired or, become insolvent, or otherwise become unable to pay lease fees, the loss of such customers could adversely affect our business, prospects, financial condition and/or results of operations.

        Also, as is customary in tower infrastructure acquisitions, purchase agreements sometimes allow the purchaser of a site, such as us, to unwind sites when legal title has not been transferred by a date falling a number of months after completion of the acquisition, or the long-stop date, unless extended by the mutual consent of the parties. In the event that such unwinding takes place, which is typically at the option of the purchaser, the seller would reimburse the purchaser for the price paid for the sites that are subject to unwinding and the seller, such as the relevant MNO, would stop paying the lease fee for those sites. Failure to transfer the legal title of acquired sites, including in respect of prior acquisitions where the long-stop date has been extended, or future acquisitions, could adversely affect our business, prospects, financial condition and/or results of operations.

        Further, consolidation among our customers could result in a reduction in their demand for base transmission sites and/or Colocation, as certain base transmission sites may become redundant or additional tower spaces could be acquired through consolidation, and our customers may therefore choose not to renew their contracts and lease agreements. Such consolidation may also result in a reduction in our customers' future capital expenditures, including as a result of their expansion plans being similar or if their requirements for additional sites decreases on a consolidated basis. We believe consolidation may occur in certain of our markets in order to achieve both the scale and economic models necessary for long-term growth. Customer consolidation may also result in increased customer concentration. See "—A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of tower lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations." Our contracts and lease agreements may be unable to protect us adequately from a reduction in tenancies due to consolidations and we may be unable to renew contracts or lease agreements on favorable terms, or at all. If a significant number of contract or lease terminations occur due to industry consolidation, our revenue and cash flow could be adversely affected, which in turn could adversely affect our business, prospects, financial condition and/or results of operations.

A slowdown in the growth of, or reduction in demand for, wireless communications services could adversely affect the demand for tower space and could have a material adverse effect on our financial condition and/or results of operations.

        Demand for tower space is dependent principally on demand from wireless communications carriers, which, in turn, is dependent on subscriber demand for wireless services. Most types of wireless services currently require ground-based network facilities, including communications sites for transmission and reception. The extent to which wireless communications carriers lease such communications sites depends on a number of factors beyond our control, including the level of demand for such wireless services, the availability of spectrum frequencies, the financial condition and access to capital of such carriers (including as a result of the COVID-19 pandemic and resulting effects), changes in telecommunications regulations and general economic conditions, as well as factors such as geography and population density. In addition, if our customers or potential customers do not have sufficient funds from operations or are unable to raise adequate capital to fund their business plans, they may reduce their capital spending, which could adversely affect demand for space on our towers, which in turn could adversely affect our business, prospects, financial condition and/or results of operations.

        In addition, tower sharing must continue to be seen by wireless telecommunications providers as a cost-effective way to satisfy their passive infrastructure needs. Any slowdown in the growth of, or reduction in demand for, wireless telecommunications services, or any failure of tower sharing to continue to develop as a way to meet the requirements of wireless telecommunications providers in the countries in which we operate, may adversely affect the demand for tower sites and could adversely affect our business, prospects, financial condition and/or results of operations, as well as our cash flows.

        Further, there can be no assurances that 3G, 4G (including LTE), 5G, advanced wireless services in any other spectrum bands or other new wireless technologies will be deployed or adopted as rapidly as estimated or that these new technologies will be implemented in the manner anticipated or at all. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated, particularly in emerging and less developed markets such as those in which we operate or may operate in the future. We may also need to adapt our business model to new technologies such as 5G and the resulting change to products and services we offer, as well as to changing customer or local or regulatory requirements, such as increasing construction of new sites and infrastructure expansion in remote or rural areas, which may be less commercially viable or more technologically or operationally challenging for us (including potentially as a result of needing to contemplate elements of active communications equipment or revenue share models within our business or operating model). These factors could adversely affect our growth rate since growth opportunities and demand for our tower space as a result of such new technologies may not be realized at the times or to the extent anticipated, which could adversely affect our business, prospects, financial condition and/or results of operations.

New technologies designed to enhance the efficiency of wireless networks and potential active sharing of the wireless spectrum could reduce the need for tower-based wireless services and could make our tower infrastructure business less desirable to or necessary for Tenants and result in decreasing revenues.

        The development and implementation of new technologies designed to enhance the efficiency of wireless networks or the implementation by MNOs of potential active sharing technologies could reduce the use of and need for tower-based wireless services transmission and reception and could decrease demand for tower-based antenna space and ancillary services we provide. Examples of such new technologies might include spectrally efficient technologies which could potentially relieve some network capacity problems, or complementary voice over internet protocol access technologies that could be used to offload a portion of subscriber traffic away from the traditional tower-based networks, which would reduce the need for telecommunications operators to add more tower-based antenna equipment at certain tower sites. MNOs in European markets have implemented active sharing technologies in which MNOs share the wireless spectrum and, therefore, need fewer of their own antennas and less tower space for such equipment. Moreover, the emergence of alternative technologies could reduce the need for tower-based wireless services transmission and reception. For example, the growth in delivery of wireless communication, radio and video services by direct broadcast satellites could materially and adversely affect demand for our antenna space, or certain alternative technologies could cause radio interference with older generation tower-based wireless services transmission and reception. As a result, the development and implementation of alternative technologies to any significant degree could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Increased competition in the tower infrastructure industry may materially and adversely affect our business.

        Although we are a leading independent provider of telecommunications tower infrastructure in most of our markets, competition in the tower infrastructure industry exists and customers have alternatives for leasing tower space, including:

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  telecommunications operators which own and lease their own tower portfolios;

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  in certain circumstances, owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers; and

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  other independent tower companies operating in the market, such as American Tower Corporation, or ATC, SBA Communications Corporation, or SBA, or other tower companies that may enter the market.

        We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as the Middle East and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing and ability to offer additional services to tenants and operational performance, as well as the size of a company's site portfolio. For example, in 2014, certain MNOs, including MTN Nigeria, Airtel Nigeria and Etisalat Nigeria (now known as 9mobile) concluded sale and lease back transactions of their previously owned site portfolios in Nigeria. These transactions led to the emergence of ATC as the other major independent tower company in Nigeria, with a site portfolio of approximately 5,300 towers. ATC is our primary competitor in the African region. In Brazil, both ATC and SBA have large portfolios of towers (approximately 19,000 towers and 10,000 towers respectively), as well as a number of smaller tower companies. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for Colocation. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets. In particular, we may face competition in Latin America from other telecommunication operators who may have a substantially larger site portfolio or have operated in the region for a longer period of time than we have.

        Competitive pressures could increase and materially adversely affect lease rates, which could result in existing customers not renewing their leases, or new customers leasing towers from our competitors rather than from us. In addition, we may not be able to renew existing customer leases or enter into new customer leases, either on commercially acceptable terms or at all, which could adversely affect our results of operations and growth rate. Increasing competition could also make the acquisition of attractive tower portfolios more costly, or limit acquisition opportunities altogether. Any of the foregoing factors could materially adversely affect our business, prospects, financial condition and/or results of operations.

We may not successfully identify or integrate acquired towers or businesses into our operations or be able to fully recognize the anticipated benefits of towers or businesses that we acquire.

        A key element of our growth strategy has been to increase our tower portfolio through acquisitions, and we expect to continue to make acquisitions in the future, including in new geographic markets. We have recently completed the Kuwait Acquisition through a controlling investment (for a portfolio of up to 1,620 towers) and acquired 2,312 towers, including 2,251 towers in Brazil, 51 in Peru and 10 in Colombia. See "Prospectus Summary—Recent Acquisitions." There

can be no assurance that we will be able to identify suitable acquisition candidates in the future or acquire them on acceptable terms, including due to increased competition for attractive acquisition opportunities in the relevant markets. Additionally, we rely on our due diligence of the acquired towers or business and the representations and financial records of the sellers and other third parties to establish the anticipated revenues and expenses and whether the acquired towers or business will meet our internal guidelines for current and future potential returns. Given the nature of the individual assets which are numerous and geographically diverse, it can be difficult to conduct effective physical diligence on the towers, which is typically conducted by way of a sample site audit. In addition, we may not always have the ability to analyze and verify all information regarding title, access and other issues regarding the land underlying acquired towers. The condition of the towers can also deteriorate significantly during the period prior to closing (and after physical site audits) because sellers may reduce operating and capital expenditure on such towers.

        Moreover, we may incur significant costs during the pursuit of such acquisitions, which are often conducted through competitive auction processes. Tower portfolio acquisitions typically take a considerable period of time to sign and close and usually close in stages, but can involve up-front investments that cannot be recovered regardless of whether the transaction is successfully completed. Tower portfolio acquisitions are subject to certain customary conditions precedent and closing these transactions will generally depend on whether certain conditions precedent are satisfied, such as regulatory approvals. In the event that conditions precedent are not satisfied or are not satisfied in a timely manner, we may be unable to acquire certain tower portfolios, or closings (and therefore operations and revenues) may be delayed, while, in each case, incurring associated or continuing transaction costs. For example, on March 27, 2019, we announced that we had entered into an agreement with Mobile Telecommunications Company Saudi Arabia to acquire approximately 8,100 towers in the Kingdom of Saudi Arabia, although on December 30, 2019, it was announced that this agreement had been terminated following expiry of the initial longstop date.

        We may be required to rely on the financial and operational representations, warranties and undertakings (including any indemnity) of sellers. If: (i) records with respect to the acquired assets are not complete or accurate, (ii) we do not have complete access to, or use of, the land underlying the acquired towers, (iii) we discover that the towers have structural issues (such as overloading) (iv) the towers do not achieve the financial results anticipated, or (v) there are historic liabilities attaching to the acquired assets that we are unable to successfully recover under an indemnity, it could adversely affect our business, prospects, financial condition and/or results of operations.

        In addition, the process of integrating acquired towers or businesses into our operations, including the Kuwait Acquisition and the CSS Acquisition, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. These risks may be exacerbated in material acquisitions. Further, such material acquisitions may exacerbate the risks inherent with our growth strategy, such as (i) an adverse impact on our overall profitability if the acquired towers or business does not achieve the financial results estimated in our valuation models, (ii) unanticipated costs associated with the acquisitions that may impact our results of operations for a period, (iii) increased demands on our cash resources that may, among other things, impact our ability to explore other opportunities, (iv) undisclosed and assumed liabilities that we may be unable to recover, (v) increased vulnerability to general economic conditions, (vi) an adverse impact on our existing customer relationships, (vii) additional expenses and exposure to new regulatory, political and economic risks if such acquisitions were in new jurisdictions and (viii) diversion of managerial attention. Furthermore, our international expansion initiatives are subject to additional risks such as complex laws, regulations and business practices that may require additional resources and personnel. There can be no assurance that we will be successful in integrating acquisitions, including the Kuwait Acquisition and the CSS Acquisition, into our existing business or be able to fully recognize the anticipated benefits of towers or businesses that we acquire, and failure to do so could adversely affect our business, prospects, financial condition and/or results of operations.

Our ability to construct New Sites depends on a number of factors, many of which are outside of our control.

        Our ability to construct New Sites can be affected by a number of factors beyond our control, including the availability of suitable land that meets our requirements, including those of the initial customer, and the availability of construction equipment and skilled construction personnel. Delays brought on by a number of factors could also adversely affect our ability to deliver New Sites in a timely and cost effective manner, particularly in connection with timelines contractually agreed with customers. There can be no assurance that:

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  every individual New Site will be commercially viable or meet our investment criteria;

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  we will be able to overcome setbacks to new construction, including local opposition;

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  we will be able to maintain relationships with the regulatory authorities and to obtain any required governmental approvals for new construction, including any access permits required as a result of restrictions imposed in response to the COVID-19 pandemic;

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  the number of towers planned for construction will be completed in accordance with the requirements of customers;

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  there will be a significant need for the construction of new towers;

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  we will be able to finance the capital expenditures associated with New Site activity;

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  we will be able to import the equipment necessary for the construction of New Sites; or

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  we will be able to purchase and/or import components necessary for the construction of New Sites, including steel, or purchase such components at expected prices.

        We are continuously examining the merits, risks and feasibility of and searching for strategic new site opportunities, and such efforts may or may not result in profitable New Sites.

We rely on key management personnel and our business may be adversely affected by any inability to recruit, train, retain and motivate key employees.

        We believe that the current management team contributes significant experience and expertise to the management and growth of the business. The continued success of the business and our ability to execute our business strategies in the future will depend in large part on the efforts of key personnel particularly Mr. Darwish, our Chairman, Group Chief Executive Officer and Director, and our other senior officers, each of whose services are critical to the success of our business strategies. There is also a shortage of skilled personnel in the telecommunications infrastructure industry in the markets in which we operate, which we believe is likely to continue. As a result, we may face increased competition for skilled employees in many job categories from tower companies, telecommunications operators and new entrants into the telecommunications infrastructure industry and this competition is expected to intensify. Although we believe our employee salary and benefit packages are generally competitive with those of our competitors, if our competitors are able to offer more generous salary and benefit packages in the future, we may face difficulties in retaining skilled employees. An inability to successfully integrate, recruit, train, retain and motivate key skilled employees could adversely affect our business, prospects, financial condition and/or results of operations.

We have incurred and may continue to incur losses.

        We incurred losses of $422 million, $133 million and $423 million for the years ended December 31, 2017, 2018 and 2019, respectively. Our losses were principally due to depreciation and amortization and finance costs, which includes realized and unrealized losses from foreign exchange movements, in such periods, as well as non-cash share-based payment expenses during the year ended December 31, 2019. As a result of our acquisitions and exposure to foreign exchange movements, we expect our depreciation and amortization and finance costs to continue to be significant and may increase as a result of our planned growth strategy or foreign exchange volatility. If we incur losses in the future, it could adversely affect our business, prospects, financial condition and/or results of operations.

We do not always operate with the required approvals and licenses for some of our sites, particularly where it is unclear whether a certain license or permit is required or where there is a significant lead time required for processing the application, and therefore may be subject to reprimands, warnings and fines for non-compliance with the relevant licensing and approval requirements.

        Although we generally seek and obtain the requisite federal, national, state and local approvals prior to the commencement of tower construction, it is often unclear whether certain, particularly local, permits are required and in some circumstances local authorities have imposed permit requirements retrospectively. There is sometimes a long lead-time required for processing applications for approvals and licenses from the local authorities, including construction and building permits required from certain state authorities to construct or build any structure and environmental approvals. Although we make payments in relation to the relevant permits when required, the delay encountered in receiving the permits, licenses or certificates means that we may, therefore, in limited instances, proceed with and complete tower construction and base transmission sites installation for Tenants before all required approvals and licenses have been formally issued by local authorities.

        Although we believe these practices are customary in the telecommunications industry in the countries in which we operate, there can be no assurance that the relevant authorities will issue the licenses or approvals, if required, or that they will be issued in a timely manner or as expected. If such approvals and licenses are required and not obtained, the local or state authorities may impose penalties, such as reprimands, warnings and fines, for non-compliance with the relevant licensing and approval requirements. In addition, in some jurisdictions, federal, national, state and local authorities charge taxes and levies in relation to similar services, for example tenement rates and environmental permits for our sites. This leads to confusion over which authority should be paid the relevant levy and in many cases we must wait for a demand to be made before we can make the payment.

        Additionally, certain authorities have recently become more aggressive in setting of permit fees, the enforcement of permits and collection of payments, or may become more so in the event the profile of a business is perceived to have increased. In an extreme case, local authorities may prevent us from entering our sites or demand that we dismantle the unlicensed towers, which has occurred in certain limited cases. For example, in Nigeria, it was publicly reported in 2019 that the NCAA threatened to decommission and dismantle a number of Glo towers for safety violations including failure to obtain the statutory aviation height clearance certificate. We are not aware whether the NCAA ultimately decommissioned and dismantled any Glo (or other) towers and stakeholders in the telecommunication sector may have resisted these actions. If we are required to pay additional levies, penalties or fees, or relocate a material number of our Towers and cannot locate replacement sites that are acceptable to our customers, this could adversely affect revenue and cash flow, which in turn could adversely affect our reputation, business, prospects, financial condition and/or results of operations.

Our business is subject to regulations, including those governing telecommunications, as well as the construction and operation of Towers, and any changes in current or future laws or regulations could restrict our ability to operate our business.

        Our business, and that of our customers, is subject to national, state and local regulations governing telecommunications as well as the construction and operation of Towers. These regulations and opposition from local zoning authorities and community organizations against construction in their communities could delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site, or site upgrades, thereby limiting our ability to respond to customer demands and requirements. In addition, certain licenses and permits for the operation of Towers may be subjected to additional terms, conditions or fees/levies (which may be new and unexpected, as a consequence, for example, of a perceived increase in a business's profile or growth) or new permits imposed on existing sites, with which we cannot comply. As public concern over tower proliferation has grown in recent years, including as a result of concerns about alleged health risks, some communities now also try to restrict tower construction, delay granting permits or require certain towers to be dismantled and relocated. On the other hand, governments and regulators may impose additional requirements on businesses such as ours or our customers based on wider socio-economic considerations, including, potentially, requirements to construct new sites in more remote or rural areas (or regulatory actions or pressure on pricing or packages on our customers or us, including potentially imposition of local currency pricing, as may have been seen in some markets) to increase geographical and network coverage to larger parts of a population (which may be less commercially viable for us) or make services available at lower or fixed tariffs. Existing regulatory policies and changes in such policies may materially and adversely affect the associated timing or cost of such projects and/or the costs attributable to our usual business operations, and additional regulations may be adopted which increase delays, or result in additional costs, or that prevent completion of projects in certain locations. Any imposition of new regulations, fees or levies, or failure to complete new tower construction, modifications, additions of new antennas to a site, or site upgrades could harm our ability to add additional site space and grow our business, which could have an adverse effect on our business, prospects, financial condition and/or results of operations.

        Our operations are also subject to various other laws and regulations that affect our business, such as those related to labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, import/export and anti-bribery, corruption and money laundering. We or our employees, subcontractors or agents could take actions that might violate any of these requirements. Violations, or alleged violations, of any such laws or regulations could subject us to criminal or civil enforcement actions and adversely affect our reputation, any of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may seek to raise financing to fund future growth opportunities or operating expense reduction strategies and the inability to do so may adversely affect our ability to implement our business strategy.

        We may seek to raise financing to fund future growth opportunities, or operating expense reduction strategies, including debt and equity financing. Our ability to secure future debt or equity financing in amounts sufficient for strategic growth or cost reduction opportunities could be adversely affected by many factors. If our revenues decline, we may not be able to raise additional funds through debt or equity financing (or any debt or equity financing may not be on acceptable terms). Moreover, restrictive debt covenants under current and future indebtedness may limit our ability to make strategic acquisitions. Additionally, political instability, a downturn in the economy and/or disruption in the financial and credit markets, foreign currency fluctuations, social unrest or changes in the regulatory environment (including as a result of the COVID-19 pandemic or resulting effects) could increase the cost of borrowing or restrict our ability to obtain financing for future acquisitions and other growth or cost reduction opportunities.

        There can be no assurance that we will be successful in obtaining financing from banks and other financial institutions and/or capital markets or that the cost of such financing or the other applicable terms of such financing will not make such financing more onerous than under the facilities available to us at present. If we are unable to raise the necessary financing, we may have to revise our business strategy or forgo certain strategic growth opportunities or operating expense reduction strategies, which could adversely affect our business, prospects, financial condition and/or results of operations.

Towers with MLL agreements are subject to termination risk.

        As of June 30, 2020, we operated 1,917 towers under license to lease agreements in Cameroon and Côte d'Ivoire. We do not own these towers or the underlying land leases, but have a contractual right to operate the towers, including leasing out additional space on the towers. The MLL agreements may be terminated upon agreement of the parties, if we fail to comply with specified obligations in the agreements or, in some cases, at the customer's option. If we are unable to protect our rights under, or extend, the MLL agreements or they are terminated, we will lose the cash flows derived from such towers, which could adversely affect our business, prospects, financial condition and/or results of operations.

Our inability to successfully manage the implementation of a group-wide enterprise resource planning system could adversely affect our business and/or operating results.

        We are in the process of implementing a group-wide enterprise resource planning, or ERP, system that is being implemented in a phased roll-out, which began in October 2017 and has continued through 2018 and 2019 with further integration to come. The ERP system will replace many of our existing operating and financial systems, which is a major undertaking from a financial management and organizational perspective. Should the ERP system not be implemented successfully and within budget and on time, or if the system does not perform in a satisfactory manner, it could be disruptive and adversely affect our operations, including our potential ability to report accurate, timely and consistent financial results or otherwise maintain adequate internal control over financial reporting; our ability to purchase supplies from and pay our contractors; and our ability to bill and collect receivables from our customers. In addition, we have put together a team of employees who are taking the lead on the implementation of the ERP system. To the extent that this team or key individuals are not retained through the implementation period, the success of our implementation could be compromised and the expected benefits would not be realized. If the ERP system is not successfully implemented (or if its implementation or ongoing operation is impacted, for example, as a result of failure to integrate (or challenges in integrating) the information technology, finance or other ERP systems of new businesses that we acquire), it could adversely affect our business, prospects, financial condition and/or results of operations.

Our sites contain sensitive and fragile equipment and indemnities obtained from suppliers and contractors may be inadequate to cover any losses or damages to our customers' property.

        Our sites host sensitive and fragile telecommunications equipment, which could be damaged by actions of our maintenance subcontractors, suppliers or the original equipment manufacturer who may be present on our sites during the course of their duties. While we strive to obtain contractual indemnities from our maintenance subcontractors and suppliers with respect to damage to our property and those of our customers, such contractual rights to indemnity may not adequately cover all losses and/or we may not be able to recover such losses due to protracted litigation, defenses successfully raised by the counterparty and/or insolvency of the subcontractor or supplier, which may lead to increased costs and in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We rely on key information technology systems, which may be vulnerable to damage, security breaches or cyber-attacks that could have a material adverse effect on our reputation as well as our business, prospects, financial condition and/or results of operations.

        Information technology helps us efficiently and accurately provide services to our customers and monitor our operations, including via the operation of our network operations centers, which is key to our site maintenance and performance management, and the implementation of an ERP system. While we seek to apply best practice policies and devote significant resources to network security and other security measures to protect our information technology and communications systems and data, these security measures cannot provide absolute security. Some of these networks are also managed by third-party service providers and are not under our direct control. Despite existing security measures, certain of our wireless infrastructure may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, software bugs, phishing attacks, employee errors, computer viruses, cyber-attacks, and other security breaches, particularly in times of increased usage and reliance such as during and following the COVID-19 pandemic. The performance of our information technology systems may also be impacted by certain operating conditions in our jurisdictions of operation, including lack of reliable power supply as well as general security conditions. In addition, with the majority of our employees working from home as a result of the COVID-19 pandemic, our information technologies and systems may be particularly strained or increasingly vulnerable. An attack attempt or security breach, such as a distributed denial of service attack, or damage caused by other means could potentially result in the interruption or cessation of certain of our services to our customers, our inability to meet expected levels of service or data transmitted over our customers' networks being compromised.

        In addition, we may collect, store and process certain sensitive data (either in respect of our personnel, or from our customers or vendors), which makes us a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause any such confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships (in particular, those with our customers) could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims.

        We cannot guarantee that our security and power back-up measures will not be circumvented or fail, resulting in customer network failures or interruptions that could impact our customers' network availability, potentially resulting in penalties for failure to meet targeted quality levels, as well as otherwise having an adverse effect on our business, reputation, financial condition and/or operational results. We may be required to spend significant resources to protect against or recover from such threats. In addition, as we implement new information technology systems, we cannot guarantee that our new security measures will be sufficient. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, and we could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. Our employees or external actors operating in any geography may commit these attacks. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to our reputation, negative market perception, or costly response measures, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We could have liability under health, safety and environmental laws.

        Our operations are subject to the requirements of various environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials, waste, as well as items related to our day-to-day operations such as transport and construction. As an operator of telecommunications infrastructure that has a heavy reliance on diesel, we may purchase diesel in large quantities that is then stored at our facilities. As the owner of these facilities, we may be liable for substantial costs or remediation under health, safety and environment laws in the event that there is leakage or spillage from these storage facilities. As the owner, lessee or operator of telecommunications sites, we may be liable for the substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. Many of these laws and regulations contain information reporting and record-keeping requirements, which may be burdensome for us or have high costs associated with compliance, which could adversely affect our business, prospects, financial condition and/or results of operations.

        We cannot assure potential investors that we are or will be in full compliance with all environmental requirements at all times. For example, at the time of acquisition, certain towers acquired from other companies may not be compliant with environmental regulations or may lack certain environmental permits. We may be subject to potentially significant fines, penalties or criminal sanctions if we fail to comply with any of these requirements. The requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that liabilities will arise in the future in a manner that could adversely affect our business, prospects, financial condition and/or results of operations.

        Failure to provide a safe and healthy working environment in accordance with the relevant applicable legislation, especially in light of the COVID-19 pandemic and related measures imposed in many of the markets in which we operate, may result in government authorities forcing closure of sites on a temporary or permanent basis or refusing lease or license applications. Working conditions, including aspects such as weather and temperature, can add to the inherent dangers.

        While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, there can be no assurance that we will avoid significant liability exposure and we may not be able to deliver a sustained improvement in safety performance as a result of management interventions and training initiatives failing to translate into behavioral change by all employees and contractors. Non-compliance with critical controls is a common failure in safety incidents which can lead to loss of life, workplace injuries and safety-related stoppages, all of which immediately impact operational performance and, in the long term, threaten our ability to operate as intended.

        Given the high degree of operational risk in our industry, we have suffered fatalities in the past and may suffer additional fatalities in the future. Serious accidents, including fatalities, may subject us to civil or criminal fines and penalties, liability to employees and third parties for injury, illness, or death and other financial consequences, which may be significant. In addition, if our safety record were to deteriorate over time or we were to suffer substantial penalties or criminal prosecution for violation of health and safety regulations, our customers could cancel our contracts and elect to procure future services from other providers. Unsafe work sites also have the potential to increase employee turnover, increase the costs of projects for our customers, and raise our operating costs. We could also suffer impairment to our reputation, industrial action or difficulty in recruiting and retaining skilled employees and contractors. Any future changes in laws, regulations or community expectations governing safety of our operations could result in increased compliance and remediation costs.

        Any of the foregoing developments could have a material adverse effect on our results of operations, cash flows and/or financial condition.

Revenue and/or costs could be adversely affected due to perceived health risks from radio emissions, particularly if these perceived risks are substantiated.

        Public perception of possible health risks, including any perceived connection between radio frequency emissions associated with cellular and other wireless communications technology and certain negative health effects, could interrupt or slow the growth of wireless companies. In particular, negative public perception of, and regulations regarding, these perceived health risks could increase opposition to the development and expansion of tower sites. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years, and numerous health-related lawsuits have been filed around the world against wireless carriers and wireless device manufacturers. If a scientific study or court decision resulted in a finding that radio frequency emissions posed health risks to consumers, it could negatively impact the market for wireless services, which could materially and adversely affect our business, prospects, financial condition and/or results of operation. We do not maintain any significant insurance with respect to these matters.

We may experience local community opposition to some of our sites.

        It is normal in the industry to experience, and we may in the future experience, local community opposition to our existing tower sites or the construction of new towers for various reasons, including concerns about alleged health risks and noise or nuisance complaints. See "—Revenue and/or costs could be adversely affected due to perceived health risks from radio emissions, particularly if these perceived risks are substantiated." As a result of such local community opposition, we could be required by the local authorities to dismantle and relocate certain tower sites. If we are required to relocate certain tower sites and cannot locate replacement tower sites that are acceptable to our customers, it could materially and adversely affect our revenue and cash flow, which in turn could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Our insurance may not provide adequate coverage for natural disasters, security breaches and other unforeseen events.

        We may not carry insurance for all categories of risk that our business may encounter. Our business assets are subject to risks associated with natural disasters, such as windstorms, floods and hurricanes, including any impact of climate change, as well as theft, particularly of diesel or batteries, vandalism, terror attacks and other unforeseen damage. In certain instances, such as where we store diesel at our facilities, we may be unaware that theft of the diesel is taking place, despite controls that we have in place to prevent this, rendering insurance covering such theft ineffective. In addition, in the event a tower has been constructed in a substandard manner, is overloaded or has not been properly maintained, it may be at risk of collapse or damage. Any damage or destruction to our towers as a result of these or other risks would impact our ability to provide services to our customers. While we maintain insurance to cover the cost of replacing damaged towers, and business interruption insurance and general liability insurance to protect ourselves in the event of an accident involving a tower, we might have claims that exceed our coverage under our insurance policy or claims may be denied and, as a result, the insurance may not be adequate. Insurance may not adequately cover all lost revenues, including revenues lost from new tenants that could have been added to the towers but for the damage. In addition, while we maintain insurance coverage with respect to certain claims, we may not be able to renew or obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. Any significant uninsured losses or liabilities may require us to pay substantial amounts, which would reduce our working capital and adversely affect our business, financial condition and/or results of operations. If we are unable to obtain adequate insurance coverage or provide services to our customers as a result of damage to our towers, it could lead to customer loss, which could adversely affect our business, prospects, financial condition and/or results of operations.

        While we seek to purchase insurance from financially strong, reputable insurance companies there can be no guarantee that such insurers will be able to pay claims when they arise due to liquidity or solvency reasons. Any delay or shortfall in receipt of insurance proceeds could adversely affect our business, prospects, financial condition and/or results of operations.

Maintenance of Towers could subject us to liability for property damage or other accidents.

        There are risks inherent in the maintenance and use of Towers. Upon acquisition of a new Tower, we update and conduct maintenance to bring such Towers into compliance with our operational and safety standards. The collapse of a Tower, or portion of a Tower, due to known defects we have been unable to address or unforeseen defects, or due to improper maintenance or otherwise, could cause injury to or death of individuals or damage to surrounding property. Further, maintenance work on Towers is inherently dangerous and accidents could result in injury to or death of maintenance workers or other parties. Any such damage or accident could subject us to third-party claims regarding our potential liability, even in cases where we have outsourced maintenance work to third parties. We could incur significant costs defending any such claims and, if we were found liable, paying any resulting claims, either of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We are subject to the effects of climate change.

        Climate change, including an increase in extreme weather events (such as floods, windstorms or hurricanes), rising sea levels and limitations on water availability and quality, has the potential to create physical and financial risks and may cause damage or loss to our Towers, limit the availability of resources, result in additional costs or prevent the completion of projects in certain locations. Additionally, some countries in which we operate rely on the generation of electricity through hydro-electric schemes. If changing weather patterns cause water shortages or prolonged droughts in those countries or regions, that may affect our ability to deliver services to our customers. Any of the foregoing factors could materially adversely affect our business, prospects, financial condition and/or results of operations.

We may become party to disputes and legal, tax and regulatory proceedings or actions.

        In the ordinary course of business, we have been, and may in the future be, named as a defendant or an interested party in legal, tax and/or regulatory actions, proceedings, claims and disputes by governments, regulators, entities or individuals in connection with our business activities. In certain of the jurisdictions in which we operate, there may be a higher likelihood that such actions, proceedings, claims and disputes may be brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law, and these actions, proceedings, claims and disputes may increase as the profile of our business rises along with the continued growth and development of our business. Any such investigations, actions, litigation, disputes or proceedings, as well as lawsuits initiated by us for the collection of payables, may be costly, may in certain circumstances require us to dismantle tower sites, may be harmful to our reputation and may divert significant management attention and other resources away from the business, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

        Similarly, any material litigation could have adverse financial consequences for our business and we may not have established adequate provisions for any potential losses associated with litigation not otherwise covered by insurance, which could have a material adverse effect on our prospects, business, financial condition and/or results of operations. Additionally, any negative outcome with respect to any legal actions in which we are involved in the future could require payment of fines, penalties or judgments in amounts that could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

        It is possible that disputes with customers could lead to a termination of agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenues or increased costs, and adversely affect our reputation as well as our business, prospects, financial condition and/or results of operations.

        In addition, we have been, and may in the future be, subject to regulatory investigations, actions or proceedings from time to time. In 2017, certain of our bank accounts had "post no debit" restrictions placed on them during the course of certain inquiries by the Nigerian Economic and Financial Crimes Commission, or EFCC, and, until the restriction on the bank accounts was lifted during the latter half of 2018, we were unable to access approximately $197 million. Currently, no amounts remain restricted pursuant to those restrictions (and we were not notified of any formal allegation or investigation against us), however we cannot guarantee that regulators or other authorities or agencies will not take a similar approach should they undertake investigations or inquiries in the future, irrespective of the veracity of any potential claim or severity of any potential outcome.

        In 2019, the Federal Competition and Consumer Protection Act, or FCCP Act, became law, introducing competition regulations in Nigeria. Pursuant to the FCCP Act, the Federal Competition

and Consumer Protection Commission, or FCCPC, is authorized to designate the market share that constitutes a dominant market share for the purposes of the FCCP Act. The FCCPC has overarching powers to regulate competition in Nigeria, and when its regulatory powers overlap with those of an industry-specific regulator, such as the Nigerian Communications Commission, or NCC, the two bodies must work together to regulate competition in that specific industry. Given that we are the leading provider of passive telecommunications infrastructure services in Nigeria, the FCCPC and the NCC may determine that we are in a dominant position in the market and, in an effort to ensure that there is no abuse of market position, may commence a regulatory inquiry or action, levy fines, or otherwise require pricing or other modifications of our contract terms or impose restrictions on our ability to build New Sites or operate existing sites.

        Additionally, in the ordinary course of business, we are subject to regular tax reviews. For example, following a detailed tax audit undertaken in 2018 in Nigeria, all matters were settled with no additional material liability (though some tax payments were made). A number of tax audits have also been raised in other jurisdictions, some of which are ongoing. However, even where prior tax audits have been completed and/or been settled, there can be no assurance that future audits will not result in material liability.

There could be adverse tax consequences for our shareholders in the United States if we are classified as a "passive foreign investment company" for United States federal income tax purposes.

        Under United States federal income tax laws, if a company is, or for any past period during which a United States shareholder held shares in such company was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to such United States shareholder even if the company is no longer a PFIC. We do not believe that we currently are or have been a PFIC, and we do not expect to be a PFIC in the future. However, the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances after the close of each taxable year, and the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretation. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or in the future. If we are a PFIC, United States shareholders would be subject to adverse U.S. federal income tax consequences. United States purchasers of our ordinary shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our ordinary shares if we are considered to be a PFIC. See the discussion under "Material Tax Considerations—Material United States Federal Income Taxation Considerations."

If a United States person is treated as owning at least 10% of the ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

        If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the ordinary shares, such person may be treated as a "United States shareholder" with respect to each "controlled foreign corporation" in the Group (if any). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of "Subpart F income," "global intangible low-taxed income," and investments in U.S. property by controlled foreign corporations, regardless of whether the Company makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder's U.S. federal income tax return for the year for which reporting was due from starting. The Company cannot provide any assurances that it will assist holders of the ordinary shares in determining whether any of its non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any holder of the ordinary shares is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. Holder (as defined in "Material Tax Considerations—Material United States Federal Income Taxation Considerations") should consult its advisors regarding the potential application of these rules to an investment in the ordinary shares.

Changes in our rates of taxation, and audits, investigations and tax proceedings could adversely affect our financial condition and/or results of operation.

        We are subject to direct and indirect taxes in numerous jurisdictions. We calculate and provide for such taxes in each tax jurisdiction in which we operate. The amount of tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We will seek to run IHS Towers Limited in such a way that it is and remains tax resident in the United Kingdom. We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining our worldwide provision for taxes and other tax liabilities.

        Although we believe that we have complied with all applicable tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess us with additional taxes.

        We are subject to ongoing tax audits in various jurisdictions. Tax authorities have disagreed, and may in the future disagree, with our judgments. We regularly assess the likely outcomes of these audits to determine the appropriateness of our tax liabilities. However, our judgments might not be sustained as a result of these audits, and the amounts ultimately paid could be different from the amounts previously recorded. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate may change as a result of macroeconomic, political or other factors. Increases in the tax rate in any of the jurisdictions in which we operate could have a negative impact on our profitability. In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, may be unpredictable, particularly in the types of markets in which we operate (such as emerging markets), and could become more stringent, which could materially adversely affect our tax position. Any of these occurrences could adversely affect our business, prospects, financial condition and/or results of operations.

We are exposed to the risk of violations of anti-bribery and anti-corruption laws, sanctions or other similar regulations.

        We operate and conduct business in various emerging and less developed markets (including Africa, the Middle East and Latin America), and we are expanding into additional markets, which at times experience high levels of fraud, bribery and corruption. We have policies and procedures concerning compliance with applicable laws and regulations including the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the United Kingdom Bribery Act of 2010, or the United Kingdom Bribery Act. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we are regularly required to deal with regulators, government ministries, departments and agencies to obtain permits and licenses to operate our business. The employees of these regulators and government ministries, departments and agencies may be considered government officials for the purposes of the FCPA. The provisions of the United Kingdom Bribery Act extend beyond bribery of government officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the United Kingdom Bribery Act (unlike the FCPA) does not require a corrupt or improper intent to be established in relation to the bribery of a public official and also applies to the active payment of bribes as well as the passive receiving of bribes. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of its employees, the United Kingdom Bribery Act introduced a new offense applicable to corporate entities and partnerships which carry on part of their business in the United Kingdom that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. The offense can render parties criminally liable for the acts of their agents, joint venture partners, or commercial partners even if done without their knowledge.

        We maintain internal compliance policies and make efforts to ensure their effectiveness. However, we can make no assurance that the policies and procedures, even if enhanced, will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, bribery and corruption. We receive reports relating to such matters by whistle-blowers from time to time which we investigate using internal and external resources and taking appropriate measures in line with our policies. We can make no assurances that whistle-blower reports will not be made in the future or that violations of applicable anti-bribery laws will not occur, including in relation to our outsourced personnel. As a result, we could be subject to potential civil or criminal penalties under the relevant applicable law, which may have adverse consequences on our business, prospects, financial condition and/or results of operations if we fail to prevent any such violations or are the subject of investigations into potential violations. In addition, such violations could also negatively impact our reputation and, consequently, our ability to win future business. Any such violation by competitors, if undetected, could give them an unfair advantage when bidding for contracts. The consequences that we may suffer due to the foregoing could adversely affect our business, prospects, financial condition and/or results of operations.

We are subject to certain export controls, trade and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability for non-compliance.

        Our business activities may, at times, be subject (directly or indirectly) to various export controls and trade and economic sanctions laws and regulations, including, without limitation, the U.S. Commerce Department's Export Administration Regulations, the trade and economic sanctions programs of the U.S. Treasury Department's Office of Foreign Assets Control, or OFAC, and the U.S. State Department's Nonproliferation Sanctions, collectively, Trade Controls. Such Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries that are the subject of comprehensive embargoes, or Sanctioned Countries, as well as with individuals or entities that are the subject of Trade Controls-related prohibitions and restrictions, collectively, Sanctioned Parties. Further, our sales and services to certain clients may at times trigger reporting requirements under applicable Trade Controls.

        For instance, the U.S. government recently announced several orders effectively barring sales of components and software subject to U.S. export controls to, among others, Huawei and certain other China-based technology companies and their respective affiliates. Any sanctions imposed on us as a result of dealings with Huawei or other organizations subject to U.S. export control (or indirectly as a result of our customers, suppliers and other third-party contractors having such dealings) could adversely affect our business, prospects, financial condition and/or results of operations. These restrictions, and similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, may also materially and adversely affect certain of our customers' abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, which could, in turn, adversely affect our business, prospects, financial condition and/or results of operations.

        Although we have implemented compliance measures designed to prevent prohibited transactions Sanctioned Countries and Sanctioned Parties, our failure or the failure of our customers, suppliers and third party-contractors to successfully comply with applicable Trade Controls may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm, which could adversely affect our business, prospects, financial condition and/or results of operations. See "—We rely on third-party contractors for various services, and any disruption in or non-performance of those services would hinder our ability to effectively maintain our tower infrastructure."

Our risk management policies and procedures may not be fully effective in achieving their purposes.

        Our policies, procedures, controls and oversight to monitor and manage our enterprise risks may not be fully effective in achieving their purpose and may leave us exposed to identified or unidentified risks. Past or future misconduct by our employees or contractors could result in violations of law, regulatory sanctions and/or serious reputational harm or financial harm. We monitor our policies, procedures and controls; however, we cannot assure you that our policies, procedures and controls will be sufficient to prevent all forms of misconduct. We review our compensation policies and practices as part of our risk management program, but it is possible that our compensation policies could incentivize management and other employees to subject us to inappropriate risk or to engage in misconduct. If such inappropriate risks or misconduct occurs, it is possible that it could adversely affect our business, prospects, financial condition and/or results of operations.

We engage in transactions with certain related parties, and if their support and backing does not continue or a conflict of interest arises, our ability to deliver certain services could be harmed and our results of operations could be adversely affected.

        MTN Group is one of our shareholders as well as a related party of certain MTN Group operating entities that are our customers in the African countries in which we currently operate. While such customers collectively accounted for 61%, 63% and 63% of our revenue for the years ended December 31, 2017, 2018 and 2019, respectively, our relationship with each MTN Group operating entity is managed separately through separate contracts for each MTN Group operating entity in each country. While we currently have effective working relationships with the relevant entities in each operating country, there can be no assurance that conflicts of interest, inherent in related party transactions, may not arise in the future, potentially resulting in disadvantages to us or the conclusion of transactions on less satisfactory terms, which could in turn affect our ability to deliver certain services and could adversely affect our business, prospects, financial condition and/or results of operations. See "Related Party Transactions."

Risks Relating to the Markets in which We Operate

        Our current operations are conducted in, and many of our customers are located in emerging markets. Accordingly, our business, prospects, financial condition and/or results of operations depend significantly on the economic and political conditions prevailing in such markets, particularly Nigeria, which is our largest market of operation.

Our current and potential markets are subject to greater risks than more developed markets, and financial turmoil in such markets (including those in which we operate) could disrupt our business and cause the price of our ordinary shares to decline.

        Investing in securities of issuers in emerging and less developed markets generally involves a higher degree of risk than investments in securities of corporate or sovereign issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets. These risks include, but are not limited to, the following:

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  greater potential adverse economic or other impacts of global events, such as the COVID-19 pandemic;

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  greater political risk, and changes in, and instability of, the political and economic environment, such as the recent economic slowdown in Nigeria (including, more recently, due to oil price volatility), tensions between the "Anglophone" and "Francophone" regions of Cameroon and the recent fall in copper prices that adversely affected Zambia's economy;

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  civil strikes, acts of war, terrorism and insurrection;

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  labor unrest or unionization action, including in relation to the business of any third-party contractor or customer;

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  government interventions;

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  potential adverse or unforeseen changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax and indigenous ownership laws;

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  trade barriers;

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  difficulties in staffing and managing operations;

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  lack of well-developed legal systems, which could make it difficult for us to enforce contractual rights and intellectual property;

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  security and safety of employees;

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  risk of uncollectible accounts and long collection cycles;

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  adverse currency fluctuations, restrictive foreign exchange regulations and illiquidity in the foreign exchange markets, such as, the significant shortage of U.S. dollar liquidity in Nigeria in 2015 and recent Naira devaluations;

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  consequences of corrupt practices (or alleged corrupt practices) on the economy in general or particular industries or companies, or of ineffective or insufficient corporate governance standards and practices;

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  inconsistent or unpredictable application of laws or regulations by governmental authorities, including financial regulators;

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  actions, proceedings, claims and disputes brought by governments, regulators, entities or individuals for fees, taxes or other payments, even if meritless or frivolous under applicable law;

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  logistical and communications challenges;

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  changes in labor conditions;

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  higher volatility of our ordinary share price; and

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  uncertain tax regime and inconsistent income taxation.

        Investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in securities of issuers operating in emerging and less developed markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult their own legal and financial advisors before making an investment in our ordinary shares. Investors should also note that emerging and less developed markets such as those in which we operate are subject to rapid change and that the information set forth in this prospectus may become outdated relatively quickly.

        Moreover, financial turmoil in any emerging market or less developed market or country tends to adversely affect prices in the financial markets of such markets, as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in other emerging economies could dampen foreign investment in the countries in which we operate and adversely affect the economies of such countries. In addition, during such times, companies that operate in emerging and less developed markets can face severe liquidity constraints as foreign funding sources, including availability of credit or debt financing, are withdrawn. Thus, even if the economies of the countries in which we operate remain relatively stable, financial turmoil in any emerging or less developed market or country could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We may make acquisitions in emerging and other less developed markets, and investments in emerging and less developed markets are subject to greater risks than developed markets and could adversely affect our business, prospects, financial condition and results of operations.

        To the extent that we acquire assets in other emerging and/or less developed markets, including in the Middle East and Latin America, additional risks may be encountered that could adversely affect our business. Such markets tend to have less developed economies and infrastructure and are often more vulnerable to economic and geopolitical challenges and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. In addition, the currencies in which investments are denominated may be unstable, may be subject to significant depreciation and may not be freely convertible or may be subject to the imposition of other monetary or fiscal controls and restrictions.

        Emerging and less developed markets are still in relatively early stages of their development and accordingly may not be highly or efficiently regulated, or the interpretation and enforcement of such regulations may be inconsistent or uncertain within the countries or jurisdictions in which we operate. Moreover, emerging and other less developed markets tend to be shallower and less liquid than more established markets which may adversely affect our ability to realize profits from our assets in these markets when we desire to do so or receive what we perceive to be their fair value in the event of a realization. In some cases, a market for realizing profits from an investment may not exist locally. In addition, companies based in emerging and other less developed markets are not generally subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to companies based in more developed countries, thereby potentially increasing the risk of fraud and other deceptive practices. Settlement of transactions may be subject to greater delay and administrative uncertainties than in developed markets and less complete and reliable financial and other information may be available to investors in emerging and other less developed markets than in developed markets. In addition, economic instability in such markets could adversely affect the value of our assets subject to leases in such countries, or the ability of our lessees or customers, which operate in these markets, to meet their contractual obligations. As a result, lessees or customers that operate in emerging and other less developed market countries may be more likely to default under their contractual obligations than those that operate in developed countries. Liquidity and volatility limitations in these markets may also adversely affect our ability to dispose of our assets at the best price available or in a timely manner.

        As we have and may continue to acquire assets located in emerging and less developed markets throughout the world, we may be exposed to any one or a combination of these risks, which could adversely affect our business, prospects, financial condition and/or results of operations.

Failure to adequately address the significant infrastructure deficiencies in emerging and less developed markets could adversely affect their economies and growth prospects, and companies operating in emerging and less developed markets may face logistical and operational difficulties.

        Decades of under-investment have resulted in significant deterioration of public infrastructure and the absence of, or persistent problems with, basic infrastructure to support and sustain growth and economic development in many emerging and less developed markets, including some of those in which we operate, or may operate. In addition to power generation, transmission and distribution deficiencies, emerging and less developed markets may also suffer from deteriorating road networks, congested ports and obsolete rail infrastructure, which have all severely constrained socioeconomic development, including restricting the movement of people and goods within those regions, thereby increasing the time it takes to mobilize workforces and deliver supplies or equipment. The power sectors of emerging and less developed markets may suffer from numerous problems, such as limited access to infrastructure, low connection rates, inadequate power generation capacity, lack of capital for investment, insufficient transmission and distribution facilities, high technical losses and vandalism. Many businesses rely on alternative electricity and water supplies, adding to overall business costs. See "—Some of the markets in which we currently, or may in the future, operate may suffer from chronic electricity shortages."

        Although significant advances have been made in the areas of telecommunications and internet facilities in recent years, the progress of development in these sectors cannot be considered at par with that in more developed economies. For example, the government has identified Nigeria's decaying infrastructure as a major impediment to economic growth and Nigeria's Economic Recovery and Growth Plan, or the ERGP, and various policies of the government on infrastructure and economic development include ambitious targets for infrastructure improvements and investments as part of the process of accelerating infrastructure development in the country.

        Failure to significantly improve the infrastructure in such markets could adversely affect their economies and growth prospects, including their ability to meet GDP growth targets which, in turn, could adversely affect our business, prospects, financial condition and/or results of operations. The lack of reliable infrastructure also limits our ability, and that of our commercial partners, contractors, customers and suppliers, to respond quickly to unforeseen situations, which can lead to delays and production stoppages. We may also face operational and logistical challenges as a result of outbreaks of infectious diseases in the regions in which we operate. The occurrence of any of the above could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Furthermore, certain areas/regions in which we operate periodically experience adverse weather conditions and natural disasters, mainly in the form of high winds, floods and erosion, which further limit the use of available infrastructure, particularly during the rainy season in such regions, when the likelihood of delays increases. In addition, flooding in the regions in which we operate has also led to outbreaks of disease, which, coupled with the ongoing security concerns in these regions (see "—There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets"), may affect our ability to staff our operations with qualified local and overseas individuals should such individuals be deterred from relocating to these regions, as a result of health or security concerns.

Some of the markets in which we currently, or may in the future, operate may suffer from chronic electricity shortages.

        Successfully managing telecommunications towers in many of the types of markets in which we currently, or may in the future, operate (including emerging markets) is dependent on operational competency in power management, and unreliability of grid power presents significant challenges to managing our sites, uptimes and delivering quality service to customers.

        For example, despite the abundant energy resources in the country, significant government reform efforts, and investments in the power sector in recent years, lack of sufficient and reliable electricity supply remains a serious impediment to Nigeria's economic growth and development. Insufficient power generation, aging infrastructure, weak distribution networks, overloaded transformers and acts of sabotage to pipelines and infrastructure by vandals result in frequent power outages, high transmission and distribution losses and poor voltage output. Only 56.5% of Nigeria's total population has access to the grid electricity supply (according to World Bank data from 2018) due to insufficient generation capacity and inadequate transmission and distribution networks. In addition, Zambia experienced power outages that adversely impacted its economic growth between 2014 and 2016 and 2019.

        Despite the introduction of power sector reforms and recent incremental improvements in the sector in certain markets, failure to sustain and improve on these efforts in power generation, transmission and distribution infrastructure could lead to lower GDP growth and hamper the development of economies, as well as increase the underlying costs of operating in such markets, many of which may not be recoverable. Slow growth in the economies in which we operate may also lessen consumers' propensity to spend, which would negatively affect our customers. This, in turn, may have an adverse effect on our business, financial condition, results of operations, cash flows, liquidity and/or prospects.

        Unlike telecommunication towers businesses in developed markets, such as the United States and the European Union, where the electricity grid is comparatively extremely reliable, successfully managing telecommunications towers in many of the types of markets in which we currently, or may in the future, operate is dependent on operational competency in power management. Given the intermittent and unreliable grid availability in Nigeria, for example, grid electricity is not used as a source of power for our Towers, with 56% of Towers operated only with generators and 44% operated with hybrid solutions, which alternate between diesel generators and solar or battery systems, as of June 30, 2020. In our other African markets, where grid availability can also be unreliable, as of June 30, 2020, 20% of Towers were powered only by the grid, with the remainder having either generator or hybrid power systems. The unreliability of the grid power presents significant challenges to managing our tower sites and power uptimes and delivering quality service to customers. Any inability to continue to deliver quality service could harm our relationships with our customers, which, in turn, could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products.

        The economies of some of the markets in which we operate may be highly dependent on commodities, such as oil or copper, and therefore on global prices and demand which impact these markets. Reductions in revenues from such commodities could adversely affect the economies of the markets in which we operate. For example, the Nigerian economy is highly dependent on oil production in Nigeria and global prices of oil. According to the Nigerian National Bureau of Statistics, in 2019, the oil sector represented 8.8% of total real GDP, an increase from the 8.6% recorded in 2018. Reductions in oil revenues, particularly in light of the COVID-19 pandemic and related containment measures or geopolitical tensions as seen recently, could have a material adverse effect on the economies of many of the markets in which we operate and in turn on our and our customers' business and our results of operations. Additionally, between 2014 and 2016, a fall in copper prices adversely affected Zambia's economy, along with increased tensions with mining companies due to related tax increases.

        Revenues from commodities are a function of the level of the relevant commodity's production in the relevant country and prevailing world commodity prices and demand. Commodity prices are subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodity, market uncertainty, and a variety of additional factors that are beyond the control of the relevant country. These factors include, but are not limited to, political conditions in other relevant regions, internal and political decisions of any regional or international bodies or organizations relating to such commodities, such as OPEC, and other nations producing the relevant commodity as to whether to decrease or increase production, domestic and foreign supplies of the commodity, consumer demand, such as the fall in demand resulting from the global response measures to contain the spread of COVID-19, weather conditions, domestic and foreign government regulations, transport costs, the price and availability of alternatives and overall economic conditions.

        Declines in commodity prices and/or revenues on which certain of the economies in which we operate rely have had and will continue to have an impact on such economies, and may result in lower economic growth, high rates of unemployment, reduction in foreign exchange and government revenue. For example, the Nigerian government and certain other governments, such as in oil-producing countries in the Middle East, rely heavily on oil revenue to fund their budgets, and the decline in prices since 2014 has resulted in significantly decreased revenues. A reduction in commodity prices, such as the drop in recent oil prices, would likely negatively impact export earnings in the relevant country, government revenue, and national disposable income, and lead to budgetary constraints and reduced investment in key projects such as infrastructure. Further, any foreign exchange controls imposed in the jurisdictions in which we operate, whether as a result of reduced foreign exchange revenues from such commodities or related products or otherwise, may lead to a devaluation of our revenues which are received in local currencies and also affect our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations. See "—Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility" and "—Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities."

        Commodity production in the relevant economies may also fluctuate significantly as a result of a decline in global prices, which may affect the economic viability of certain producing assets, and the activities of vandals (such as in the Niger Delta region of Nigeria, in relation to the oil industry) may lead to significant disruptions in the production of commodities on which such economies or businesses there rely upon. For example, the level of oil production and oil revenues in Nigeria and certain other oil producing countries in the Middle East may also be adversely affected by other factors, including changes in oil production quotas by OPEC, the response of international oil companies to changes in the regulatory framework for oil production in the relevant country or region, and theft of crude oil from pipelines and tank farms. Any long-term shift away from certain commodities (such as fossil fuels), including from developed economies seeking to develop alternative sources of energy, could adversely affect commodity prices and demand and the resulting commodity-related revenue of economies in which we operate. Damage to such economies as a result of such downturns may harm our customers and increase costs (such as fuel costs), which may have a material adverse effect on our business, prospects, financial condition and/or results of operations.

High inflation could have a material adverse effect on the economies in which we operate.

        The markets in which we operate are exposed to the risk of high inflation. For example, for the year ended December 31, 2019, Nigeria's inflation rate stood at 11.4%, according to the Nigeria Bureau of Statistics. Zambia's inflation rate increased from 10.1% for the year ended December 31, 2015, to 17.9% for the year ended December 31, 2016, before decreasing back to 6.6% for the year ended December 31, 2017, according to the World Bank. For the years ended December 31, 2018 and 2019, Zambia's inflation rate was 7.5% and 9.2%, respectively. Changes in monetary and/or fiscal policy in the countries in which we operate may result in higher rates of inflation, which could consequently increase our operating costs. There can be no assurance that inflation rates will not rise in the future. While we have contractual inflation-linked escalation provisions under most of our MLAs, there can be no guarantee that the rates of escalation of lease fees will mitigate future inflation, particularly where our MLAs may include fixed, capped or floored escalators.

        Brazil has also experienced high rates of inflation, and the Brazilian government's actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy.

        Significant inflation and measures taken to control inflation could have a material adverse effect on the economies of the countries in which we operate and, as a result, on our business, prospects, financial condition and/or results of operations.

Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities.

        There may be shortages in the availability of, or disruptions or other limitations in the supply of, foreign currencies in the countries in which we operate, whether as a result of economic reasons, monetary controls or otherwise. See also "—Some of the markets in which we currently, or may in the future, operate are dependent on commodities, and are therefore impacted by global prices and/or demand for such products" and "—Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility." For example, there have historically been periods of significant shortage of U.S. dollar liquidity in Nigeria and the CBN imposed additional currency controls that restricted access to U.S. dollars in the official foreign exchange market. The reduced access to foreign exchange negatively impacted certain sectors of the Nigerian economy. However, since the introduction of the Investors and Exporters window in April 2017, which created a market-driven price for foreign-exchange trading in Nigeria, the foreign exchange market has generally experienced greater levels of stability albeit there can still be periods of U.S. dollar liquidity shortage from time to time. Nigeria's foreign-exchange regime is a multiple exchange-rate system with an official exchange rate of approximately 361 to the U.S. dollar as of June 30, 2020. This compares with a market-driven rate of 386 to the U.S. dollar as of June 30, 2020.

        Should such controls and foreign currency liquidity shortages continue and/or occur in the markets in which we operate, we may face difficulties accessing foreign currency from foreign exchange markets or otherwise which would impact our ability to obtain foreign currency required for some of our operations or to service some of our foreign currency obligations, which in turn could adversely affect our business, prospects, financial condition and/or results of operations.

Financial authorities in the markets in which we operate may intervene in the currency markets by drawing on external reserves, and their currencies are subject to volatility.

        Central banking authorities in the countries in which we operate may intervene in the currency markets by drawing on external reserves (such as, most recently, in Nigeria, where a significant portion of our operations are based), or adopting policies that may impact the applicable exchange rates and/or amounts of foreign currency that may be obtained. Fluctuations in an economy's external reserves, its high dependence on certain foreign-currency revenue streams (such as those related to commodities such as oil, or other exports) and high levels of key imports in foreign currency, could result in local currencies remaining or becoming vulnerable to external shocks.

        For example, the CBN has historically favored maintaining the Naira within a narrow band with periodic adjustments. The external reserves have fluctuated in recent years, dropping significantly from a high of $42.9 billion at the end of 2012, to a low of $25.2 billion at the end of 2016, before gradually recovering to $35.6 billion as of June 30, 2020 (including following recent emergency financial assistance from the International Monetary Fund). Given the fluctuations in Nigeria's external reserves, its high dependence on oil exports and the fact that Nigeria pays for its key imports, such as refined oil, in U.S. dollars, the Naira will remain vulnerable to external shocks that could lead to a sharp decline in its values, as had occurred historically.

        In addition, the currencies of the countries in which we operate are subject to volatility. Our operations are conducted in Nigeria, Côte d'Ivoire, Cameroon, Zambia, Rwanda, Brazil, Colombia, Peru and Kuwait, and the functional currency of our operating subsidiaries are the Nigerian Naira ( ), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), Brazilian Real (BRL), Colombian Peso (COP), Peruvian Sol (PEN) and Kuwaiti Dinar (KD), respectively. The operating subsidiaries' financial results are translated into U.S. dollars for reporting purposes. Accordingly, we are subject to fluctuations in the rates of currency exchange. In particular, the Naira has depreciated significantly against the U.S. dollar, due largely to the inadequate supply of U.S. dollars in Nigeria, declining oil prices, depletion of external reserves, and the absence of fiscal buffers. In early 2015, the CBN instituted certain currency control policies and pegged the Naira at 197 to the U.S. dollar, which was then increased to approximately 305 in 2016. Similarly, the Zambian Kwacha to U.S. dollar exchange rate increased from 9.90 as of December 31, 2016 to 14.15 as of June 30, 2020.

        Central banks or monetary authorities in economies where the local currency is subject to such pressures may take various administrative measures aimed at stabilizing the foreign exchange market, including restricting access to the official foreign exchange market or prohibiting the use of foreign currencies in domestic transactions or by other means.

        The depreciation or volatility of local currencies of the countries in which we operate may negatively affect their respective economies, any of which may adversely affect our and our customers' business, prospects, financial condition and/or results of operations as well as our liquidity and cash flows. See "Risks Relating to Our Business—We and our customers face foreign exchange risks, which may be material."

Failure to adequately address actual and perceived risks of corruption may adversely affect the economies of the countries in which we operate, or may operate, and their ability to attract foreign investment.

        Corruption is a significant issue in many of the markets in which we operate, as in many other emerging and less developed markets. For example, Nigeria and Cameroon placed 146 and 153, respectively, out of 180 countries in Transparency International's 2019 Corruption Perceptions Index and placed 146 and 166, respectively, out of 190 in the World Bank's Ease of Doing Business 2019 rankings. Despite certain reform efforts, however, corruption continues to be a serious problem impacting some of the countries in which we operate, including certain high profile convictions. Brazil has also experienced recent political instability, including various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as "Lava Jato," which have negatively impacted the Brazilian economy and political environment.

        Corruption has many implications for a country, including difficulty in collecting revenue and controlling expenditure, increasing the risk of political instability, distorting decision-making processes and adversely affecting its international reputation. Failure to address these issues, continued corruption in the public sector and any future allegations of, or perceived risk of, corruption in the markets in which we operate could have an adverse effect on their respective economies and may have a negative effect on the ability of these countries to attract foreign investment and, as a result, may have a material adverse effect on our and our customers' business, prospects, financial condition and/or results of operations.

The policies and reforms of the political administrations in the countries in which we operate may result in political instability or changes in regulatory or other government policies.

        Many emerging and less developed markets, including those in which we operate or may operate, face periods of political and economic uncertainty, particularly around the times leading up to elections and/or other political change, including uncertainty as to the manner in which the relevant governing authorities would seek to address the issues facing the relevant country and whether they would alter or reverse certain reforms and actions taken by predecessors or even by incumbents seeking to garner increased favor. Such issues may give rise to uncertainty in the investing community and is likely to reduce inbound investment.

        In particular, recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, have negatively impacted the Brazilian economy and political environment and have adversely impacted the image and reputation of those companies that have been implicated. In October 2018, Jair Bolsonaro was elected president, and we cannot predict which policies he may adopt or change during his mandate or the effect that any such policies might have on our operations in Brazil. In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors' perceptions of Brazil.

        Moreover, some planned reforms may disadvantage certain existing stakeholders, who may seek to curtail such reforms. For example, planned privatization of state-owned enterprises has in some cases been met with strikes or threats of strikes in anticipation of job losses and price increases. Any significant changes in the political climate in the countries in which we operate, including changes affecting the stability of the government or involving a rejection, reversal or significant modification of policies against nationalization or expropriation of privately owned assets, favoring the privatization of state-owned enterprises, reforms in the telecommunications, power, banking and oil and gas sectors or other reforms, may have negative effects on the economy, government revenues or foreign reserves and, as a result, could adversely affect our business, prospects, financial condition and/or results of operations.

There are risks related to political instability, religious differences, ethnicity and regionalism in emerging and less developed markets.

        Our operations are exposed to the political and social environment of the emerging and less developed markets in which we operate (or may in the future operate), which have the potential for civil and political unrest, contributing to an uncertain operating environment. For example, in Nigeria, corruption, policy uncertainty and collapsing infrastructure, as well as terrorist acts by Boko Haram and insecurity in the Niger Delta, present significant risks to business operations in parts of Nigeria. Terrorism and militant activity is a problem in parts of Nigeria, where a range of terrorist and militant groups with differing goals operate. The Boko Haram sect, a terrorist group based primarily in north-eastern Nigeria, initially became active in 2009 and increasingly received international attention for the number and frequency of attacks against the Nigerian people and villages. These attacks led to the declaration of a state of emergency by the government on May 14, 2013 in the three states affected by the Boko Haram conflict (Adamawa, Borno and Yobe states) and the deployment of troops to those states. Despite the subsequent lapse of the state of emergency and progress made in combatting the group, Boko Haram has continued to mount attacks into mid-2020, particularly in the Lake Chad region. In addition to the instability caused by Boko Haram, the Niger Delta region of Nigeria continues to experience militant activity, creating a challenging environment for companies operating in that region. Cameroon has also recently faced similar issues, including with terrorism as well as increasing instances of unrest as a result of the tensions between the "Anglophone" and "Francophone" regions of Cameroon. Such instability has in the past resulted in, and may continue to result in, vandalism of our sites, obstruction or inability to access our Towers and increased security threats to our sites, as well as corresponding lost revenue or increased maintenance and security costs, as well as increased capital expenditures.

        Instances of terrorist activities or other political and/or social unrest can create a challenging environment for companies operating in the relevant regions. While such activity may be targeted within certain regions or at certain types of industry (such as oil and gas companies), the security situation in such regions can be volatile and may also have an impact on our operations, such as attacks on sites by militant or other groups in order to disrupt communications, and can generally create instability, impacting the relevant regions and economies.

        Unless resolved by the government, such conflicts may adversely affect the political and economic stability of the markets in which we operate (or may in the future operate), which may, in turn, further adversely affect our business, prospects, financial condition and/or results of operations.

The taxation, customs and regulatory systems in emerging and less developed markets may be subject to changes and inconsistencies.

        The government policies and regulations of emerging and less developed market economies, such as those in which we operate or may operate, on taxation, customs and excise duties and other regulatory matters may change from time to time as considered necessary for the development of the economy. In addition, taxes, customs and excise duties and other fees and fines may increasingly be viewed as major sources of revenue, particularly where other previously prominent sources of revenue (such as those derived from commodities) may have reduced. This may result in the introduction of new taxes, levies or fees where none previously existed (or were not imposed). Given a potential need to generate revenue from sources other than exports, governments may take measures to enforce tax compliance, including taking interim measures for alleged tax default, or to impose fees with respect to our operations, even where not permitted by applicable law. While such measures are often successfully challenged, if they are taken in relation to us, this may have an adverse effect on our financial condition, results of operations, cash flows, and/or liquidity.

        Further, the interpretation by the relevant tax or other regulatory authorities of, or decision with respect to, certain sections of tax or other laws may differ on a case-by-case basis, including potentially, against sectors or companies such as ours in the event of a perceived increase in profile or growth. Changes in government policies on taxation, customs and excise duties or other regulations, as well as inconsistencies or uncertainties in the interpretation of and decisions relating to tax laws, may adversely affect our cash flows and liquidity, as well as our business, prospects, financial condition and/or results of operations, and on the tax liability of holders of our ordinary shares.

Inefficiencies and corruption in the judicial systems may create an uncertain environment for investment and business activity and affect the ability of investors to find remedies through the relevant jurisdictions' judicial systems.

        The legal systems in certain emerging and less developed markets, such as the ones in which we operate and may in the future operate, are still in their growing phase, and the laws and regulations in such jurisdictions continue to undergo development and face a number of challenges, including corruption and delays in the judicial process since most cases take a considerable period of time to be concluded. Similarly, the enforcement of judgments and/or security in such jurisdictions may be affected by inefficiencies in the judicial system and can result in uncertain positions.

        As a result, effective legal redress may be difficult to obtain and there is a high degree of uncertainty due to the discretion of governmental authorities, lack of judicial or administrative guidance on interpreting applicable rules and regulations, inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions and relative inexperience of the judiciary and courts in commercial matters. Slow and uncertain judicial process may sometimes affect the enforceability of judgments obtained, or result in judgments or extra-judicial action that may be inconsistent with the expected or applicable legal process, rules or procedures.

        Those and other factors that have an impact on the legal systems of the markets in which we operate make an investment in our ordinary shares subject to greater risks and uncertainties than an investment in a country with a more mature legal system.

Risks Relating to our Indebtedness

Our level of indebtedness and the terms of our indebtedness could materially adversely affect our business and liquidity position.

        As of December 31, 2019, we had $2,056 million of total borrowings, excluding lease liabilities. We currently use debt financing and plan to continue to use debt financing for our future operations and projects. The terms of the agreements governing our indebtedness limit the circumstances in which we may incur additional indebtedness but will not prohibit us from doing so. Thus, our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures. As a result, the risks normally associated with debt financing may materially adversely affect our cash flows and liquidity as well as our business, prospects, financial position and operating results because:

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  our level of indebtedness may, together with the financial and other restrictive covenants in the agreements governing our indebtedness, significantly limit or impair our ability in the future to obtain financing, refinance any of our indebtedness, sell assets or raise capital on commercially reasonable terms or at all, which could cause us to default on our obligations and materially impair our liquidity;

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  a downgrade in our credit rating could restrict or impede our ability to access the capital markets at attractive rates and increase our borrowing costs;

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  our level of indebtedness may increase the difficulty for us to repay our debt, including our ability to pay interest when due and/or the principal amounts due under such indebtedness;

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  our level of indebtedness may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise;

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  a portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise;

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  our level of indebtedness may place us at a competitive disadvantage relative to competitors that have lower leverage or greater financial resources than we have and restrict us from pursuing our strategy (including acquisitions) or exploiting certain business opportunities; and

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  our level of indebtedness could make us more vulnerable to downturns in general economic or industry conditions or in our business.

        In addition, market conditions and monetary restrictions may lead to foreign currency liquidity shortages and we may face difficulties in obtaining sufficient quantities of the relevant foreign currency when required to meet our contractual and indebtedness obligations denominated in U.S. dollars or other foreign currencies. See "—Risks Relating to the Markets in which We Operate—Financial authorities in the markets in which we operate may intervene in the currency markets, and their currencies are subject to volatility" and "—Risks Relating to the Markets in which We Operate—Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities." Such shortages or lack of availability could increase our borrowing costs and interest expenses, which could adversely affect our business, prospects, financial condition and/or results of operations as well as cash flows and liquidity. Such issues or increases could also adversely affect our cash flows and our ability to service our debt or meet interest payments in the longer term. Shortages in the availability of foreign currency may restrict our ability to satisfy our foreign currency-denominated obligations. Although we may seek to enter into agreements to reduce our risk related to access to foreign currencies and applicable exchange rates, we are under no obligation to do so and we cannot assure you that such arrangements would ensure our access to foreign currencies which we need on commercially acceptable terms or at all, or that we will be able to enter into such arrangements on commercially acceptable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources."

        We are a holding company and conduct limited operations of our own. Repayment of indebtedness, including under the IHS Holding Revolving Credit Facility and the Notes, is dependent on the ability of our operating companies to make cash available to us. See "—IHS Towers Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any."

        In addition, our ability to draw funds from our existing and future local facilities may be adversely affected by the relatively high or increasing levels of non-performing loans in the relevant local banking sector. Local banks with a lack of geographic diversification or that have substantial exposure to certain industries which are not performing as well, may see the overall quality of their loan portfolio deteriorate or their provisioning costs increase, which may also impact their net interest income and margins. Any regional or local economic downturn that affects the local banking sector may in turn impact our ability to draw funds from any current and future undrawn facilities and could adversely affect our business, prospects, financial condition and/or results of operations.

        Prevailing interest rates or other factors at the time of refinancing, including the possible reluctance of creditors to make commercial loans, as a result of extreme market and economic conditions such as those caused by the COVID-19 pandemic or otherwise, or to invest in operations in developing markets, could also result in higher interest rates, and the increased interest expense could, in the longer term, have an adverse effect on our ability to service our debt and to complete our capital expenditure plans, and our financial condition and results of operations could deteriorate as a result.

We are subject to restrictive debt covenants and our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our financial condition and/or results of operations.

        We are party to a credit agreement that governs the IHS Holding Revolving Credit Facility, an indenture that governs the Notes issued by IHS Netherlands Holdco B.V. and credit agreements governing our facilities at our operating subsidiaries, each as further described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources—Indebtedness," and therefore are subject to the restrictive covenants under those agreements. A breach of any of those covenants, ratios, tests or restrictions, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our financial condition and/or results of operations. The instruments governing our indebtedness contain a number of restrictive covenants, including restrictions on our ability to, among other things:

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  incur or guarantee additional debt or issue preferred stock;

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  pay dividends on, redeem or repurchase share capital, or make other distributions;

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  purchase equity interests or reimburse or prepay subordinated debt prior to maturity;

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  create or incur liens;

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  make certain investments;

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  agree to limitations on the ability of our subsidiaries to make distributions;

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  engage in sales of assets and subsidiary stock;

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  enter into transactions with affiliates;

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  guarantee other debt; and

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  transfer all or substantially all of our assets or enter into merger or consolidation transactions.

        The restrictions contained in our debt instruments could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, these restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. Should market conditions deteriorate or fail to improve, or our operating results decrease in the future, then we may have to request amendments and/or waivers to the covenants and restrictions to which we are subject.

        There can be no assurance that we will be able to obtain such relief should it be needed in the future. A breach of any of these covenants or restrictions could result in a default and acceleration that would permit our creditors to declare all amounts incurred to be due and payable, together with accrued and unpaid interest, and the commitments of the relevant creditors to make further extensions of credit could be terminated.

        If we breach certain of our debt covenants, creditors could require us to pay the then outstanding debt immediately, and, in the case of any future secured debt, creditors could sell the property securing such debt if we are unable to pay the outstanding debt immediately. If we default on the payments required by our existing indebtedness, we could trigger cross-default or cross-acceleration provisions under other debt agreements or instruments that could make such indebtedness payable on demand, and we may not have sufficient funds to repay all of our debts. The breach of covenants and the exercise by the relevant creditors of their rights under the various financing agreements could have a material adverse effect on our business, prospects, financial condition and/or results of operations.

We are exposed to interest rate risks as certain of our borrowings bear interest at floating rates that could rise significantly, increasing our interest cost and reducing cash flow.

        Advances under certain of our existing credit facilities would bear interest at rates which vary depending on certain underlying or reference rates, such as the London Interbank Offered Rate, or LIBOR, the European interbank offered rate, or EURIBOR, or the Nigerian Interbank Offered Rate, or NIBOR. Increases in such reference rates increase our interest expense, which could materially and adversely affect our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also materially and adversely affect our cash flows and our ability to service our debt in the longer term. In addition, we may procure additional indebtedness at floating rates in the future.

        In addition, LIBOR is the subject of recent proposals for reform, and the U.K. Financial Conduct Authority announced its desire to phase out the use of LIBOR by the end of 2021. This may cause LIBOR to disappear entirely or perform differently than in the past. It is unknown whether any alternative reference rates will attain market acceptance as replacements of LIBOR. If LIBOR ceases to exist, the method and rate used to calculate our interest rates and/or payments on our variable rate indebtedness may result in interest rates and/or payments that are higher than or that do not otherwise correlate over time with the interest rates and/or payments that would have been applicable to our obligations if LIBOR was available in its current form. The potential effect of any such event is uncertain, but were it to occur, our cost of capital, financial results, cash flows and/or results of operations may be adversely affected.

        The applicable interest rates could rise significantly in the future, thereby increasing our interest expenses associated with these obligations, reducing cash flow available for capital expenditures and hindering our ability to make payments on our indebtedness. Although we may hedge the interest rates with respect to certain of our existing credit facilities, we are under no obligation to do so under the documents governing our indebtedness and we may not be able to obtain such hedges, or replace such hedges on terms that are acceptable to us, and any such hedge may not be fully effective, which would expose us to interest rate risk.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations and to fund planned capital expenditures and working capital requirements depends on our future performance and ability to generate cash, which is subject, among other things, to the success of our business strategy, prevailing economic conditions and financial, competitive, legislative, legal, regulatory and other factors, including the COVID-19 pandemic and those other factors discussed in these "Risk Factors," many of which are beyond our control.

        We can make no assurances that we will be able to generate a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or that future borrowings will be available to us in an amount sufficient to enable us to service our other indebtedness or to fund our other liquidity needs. If we default on the payments required by any future indebtedness, that indebtedness, together with debt incurred pursuant to debt agreements or instruments that contain cross-default or cross-acceleration provisions may become payable on demand, and we may not have sufficient funds to repay all of our debts.

        Furthermore, if our cash flows and capital resources are insufficient to service our debt obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness, any of which will depend on our cash needs, our financial condition at such time, the then prevailing market conditions and the terms of our then existing debt instruments, which may restrict us from adopting some of these alternatives. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could also harm our ability to incur additional indebtedness. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations, and there can be no assurances that any assets which we could be required to dispose of could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales could be on acceptable terms.

Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

        Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of             . As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a "foreign private issuer" and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements.

        As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of                           , provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this "foreign private issuer exemption" with respect to the                          requirements to have the audit committee appoint our external auditors, the rules                  for shareholder meeting quorums and record dates and                   rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                  corporate governance requirements.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. We intend to use the net proceeds from this offering for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase ordinary shares in this offering, you will suffer immediate and substantial dilution of your investment.

        The initial public offering price of our ordinary shares is substantially higher than the net tangible book deficit per ordinary share. Therefore, if you purchase our ordinary shares in this offering, you will pay a price per ordinary share that substantially exceeds our pro forma net tangible book deficit per ordinary share after this offering. Based on the initial public offering price of $             per ordinary share, you will experience immediate dilution of $             per ordinary share, representing the difference between our pro forma net tangible book deficit per ordinary share after giving effect to this offering and the initial public offering price. We also have a number of outstanding options to purchase ordinary shares with exercise prices that are below the initial public offering price of our shares. To the extent that these options are exercised, you will experience further dilution. See "Dilution" for more detail.

We cannot assure you that a market will develop for our ordinary shares or what the price of our ordinary shares will be, and public trading markets may experience volatility. Investors may not be able to resell their ordinary shares at or above the initial public offering price.

        Before this offering, there was no public trading market for our ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your ordinary shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ordinary shares in the secondary market, the transparency and availability of trading prices, the liquidity of the ordinary shares and the extent of regulation applicable to us. We cannot predict the prices at which our ordinary shares will trade. The initial public offering price for our ordinary shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our ordinary shares will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ordinary shares may decline, possibly materially.

Our operating results and ordinary share price may be volatile, and the market price of our ordinary shares after this offering may drop below the price you pay.

        Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above.

        In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our ordinary shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our ordinary shares may fluctuate in response to various factors, including the risks described above.

        These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our ordinary shares to fluctuate substantially.

        Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the market price and liquidity of ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total issued and outstanding ordinary shares are eligible to be sold into the market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

        Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of ordinary shares intend to sell, could reduce the market price of our ordinary shares. After giving effect to the Reorganization Transactions and the sale of ordinary shares in this offering, we will have                  ordinary shares outstanding (or if the                          underwriters exercise their option to purchase additional ordinary shares in full). The ordinary shares sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of our ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        We, our executive officers, directors and existing holders of substantially all of the company's existing ordinary shares, including the Selling Shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. Such ordinary shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our ordinary shares after this offering.

        We also intend to enter into a registration rights agreement upon consummation of this offering, pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the ordinary shares held by certain of our existing shareholders who combined will hold         % of our ordinary shares after giving effect to this offering, as well as to cooperate in certain public offerings of such ordinary shares and to reimburse such shareholders for certain expenses incurred in connection therewith. See "Related Party Transactions—Registration Rights Agreement."

        In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantially more time to new compliance initiatives and corporate governance practices.

        As a public company, we will incur significantly more legal, accounting and other expenses than we did as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of                  and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors.

        We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

        We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, or Section 404, and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC's rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel with specific Sarbanes-Oxley experience so we have begun the process of strengthening in that area. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Management has identified material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis.

        We have historically been a private limited company, and as such, have not been subject to the reporting requirements of Section 404 of the Sarbanes-Oxley Act. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of internal control over financial reporting.

        In connection with the audits of our consolidated financial statements, we identified two material weaknesses in our internal control over financial reporting, which are described below. Under PCAOB standards, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

        As a result of the material weaknesses in our internal control over financial reporting, we were required to reissue and restate our previously issued private limited company financial statements for the years ended December 31, 2015 and 2016 for errors related to the accounting for business combinations and decommissioning liabilities, and for the year ended December 31, 2017 for errors related to property, plant and equipment and related depreciation expense.

        The material weaknesses identified relate to the lack of key accounting personnel with the requisite knowledge and experience to account for complex transactions, particularly in the areas of foreign exchange, business combinations and other complex, judgmental areas, and the lack of an adequate process and procedures surrounding the accounting for the acquisition of property, plant and equipment and utilization of advance payments made to contractors for the provision and construction of property, plant and equipment impacting the timely recognition of assets and commencement of depreciation.

        We are working to remediate these material weaknesses as quickly and efficiently as possible by hiring additional accounting personnel and engaging external temporary resources as needed. We are also working to modify and implement policies and procedures centrally to develop effective internal control through a shared service center along with improvements to controls across the finance function. However, we cannot assure you that the measures we have taken to date will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. We cannot provide an estimate of the time required or costs expected to be incurred in connection with implementing a remediation plan. Remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. If we are unable to successfully remediate these material weaknesses or if we identify additional material weaknesses, and if we are unable to produce accurate and timely financial statements, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations.

        If the material weaknesses are not remediated as of the balance sheet date of our first annual report on Form 20-F, the material weaknesses will be disclosed in Item 15 of our Form 20-F (Disclosure Controls and Procedures) and we would expect that our principal executive and principal financial officers would report that our Disclosure Controls and Procedures are not effective at the balance sheet date.

        Until the end of the financial year for which we will file our second annual report on Form 20-F after becoming a public company, we will not be required to make a formal assessment of the effectiveness of our internal control over financial reporting. Even after an assessment that our internal control over financial reporting is effective, we cannot guarantee that our internal control over financial reporting will prevent all possible errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        We will be subject to the auditor reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. If we are not able to establish and maintain an effective system of internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion with respect to internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or the stock exchange on which our ordinary shares are listed. As a result of misstatements or restatements in our financial statements or an adverse assessment by management or our auditors about the effectiveness of our internal controls, there could be an adverse reaction to the financial statements or the Company due to a loss of confidence in the reliability of our financial statements which could adversely affect our business, prospects, financial condition and/or results of operations, and could also cause the price or trading volume of our ordinary shares to decline and there could be a delay in delivering financial statements, which may result in a default under agreements governing our indebtedness.

Inaccurate assumptions in respect of critical accounting judgments could adversely affect financial results.

        In the course of preparing financial statements our management necessarily makes judgments and estimates that can have a significant impact on our financial statements. The most critical of these relate to impairment of assets, share-based payment obligations, fair value of embedded derivatives and options, contingent liabilities and certain regulatory accruals. The use of inaccurate assumptions in calculations for any of these estimates could have a significant impact on our results of operations and financial condition.

Because we have no current plans to pay regular cash dividends on our ordinary shares following this offering, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.

        We do not anticipate paying any regular cash dividends on our ordinary shares following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our ordinary shares is solely dependent upon the appreciation of the price of our ordinary shares on the open market, which may not occur. See "Dividend Policy" for more detail.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

        Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well developed Cayman Islands law in this area.

        A merger or consolidation may proceed under Cayman Islands law in one of two ways: by a court-sanctioned scheme of arrangement or by a statutory merger, see "Description of Share Capital." While Cayman Islands law allows a dissenting shareholder to express a shareholder's view that a court sanctioned reorganization of a Cayman Islands company pursuant to a scheme of arrangement would not provide fair value for the shareholder's shares, Cayman Islands statutory law in respect of schemes of arrangement does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation effected by a scheme of arrangement of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, the Companies Law, which permits a merger/consolidation effected pursuant to the merger and consolidation provision of the Companies Law without a court order, provides a mechanism for a dissenting shareholder in a merger or consolidation to require us to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter's shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

        Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. We are not aware of any reported class action having been brought in a Cayman Islands court, but groups of shareholders with identical interests may bring representative proceedings, which are similar. See "Description of Share Capital—Differences in Corporate Law—Shareholders' Suits."

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law and the laws applicable to companies incorporated in the State of Delaware and their shareholders, see "Description of Share Capital."

Anti-takeover provisions in our organizational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our ordinary shares and prevent attempts by our shareholders to replace or remove our current management.

        Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our board of directors may be appointed or removed by the holders of the majority of the voting power of our ordinary shares. Our board of directors has the ability to designate the terms of and issue preferred shares without shareholder approval. We are also subject to certain provisions under Cayman Islands law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ordinary shares. See "Description of Share Capital."

There may be difficulties in enforcing foreign judgments against our management or us.

        Certain of our directors and management and certain of the other parties named in this prospectus reside outside the United States. Most of our assets and such persons' assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See "Enforcement of Civil Liabilities."

        In particular, investors should be aware that there is uncertainty as to whether the courts of the Cayman Islands or any other applicable jurisdictions would recognize and enforce judgments of

U.S. courts obtained against us or our directors or management as well as against the selling shareholders predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the Cayman Islands or any other applicable jurisdictions courts against us or our directors or officers as well as against the selling shareholders predicated upon the securities laws of the United States or any state in the United States.

IHS Towers Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

        As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and/or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our operating subsidiaries and intermediate holding companies to distribute cash to us will also be subject to, among other things, restrictions that may be contained in the agreements governing our indebtedness as entered into from time to time, including the IHS Holding Revolving Credit Facility and the Notes, and the facilities of our operating subsidiaries, availability of sufficient funds in such subsidiaries and applicable laws, taxes and regulatory restrictions, including monetary or fiscal controls and restrictions. Claims of any creditors of any of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ordinary shares adversely, the price and trading volume of our ordinary shares could decline.

        The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our ordinary shares to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, which include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including those that relate to our current expectations and views of future events. In some cases, these forward- looking statements can be identified by words or phrases such as "believe," "may," "will," "expect," "estimate," "could," "should," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

  •
  our future financial performance (including our revenue, Contracted Tenant Lease Revenue, operating expenses, results of operations and our ability to make or maintain profitability);

  •
  our strategies, plans, objectives, goals, acquisitions and targets;

  •
  our expectations regarding the development of our business, our industry and the competitive environment in which we operate;

  •
  future developments in the markets in which we participate or are seeking to participate or anticipated regulatory changes in the markets in which we operate or intend to operate; and

  •
  our use of the net proceeds from the sale of ordinary shares by us in this offering.

        By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

        We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industries in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward- looking statements contained in this prospectus. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which it operates, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

        Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

  •
  non-performance under or termination, non-renewal or material modification of our customer agreements;

  •
  volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;

  •
  a reduction in the creditworthiness and financial strength of our customers;

  •
  the business, legal and political risks in the countries in which we operate;

  •
  general macroeconomic conditions in the countries in which we operate;

  •
  foreign exchange risks;

  •
  regional or global health pandemic, including the current outbreak of COVID 19;

  •
  our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites;

  •
  reliance on third-party contractors;

  •
  increases in operating expenses, including increased costs for diesel;

  •
  failure renew or extend our ground leases, or protect our rights to the land under our Towers;

  •
  loss of customers;

  •
  a reduction in demand for our services;

  •
  the introduction of new technology reducing the need for tower infrastructure;

  •
  an increase in competition in the telecommunications tower infrastructure industry;

  •
  our failure to integrate recent or future acquisitions;

  •
  reliance on our senior management team and on key employees;

  •
  failure to obtain required approvals and licenses for some of our sites or comply with applicable regulations;

  •
  environmental liability;

  •
  inadequate insurance coverage, property loss and unforeseen business interruption;

  •
  violations of anti-corruption laws, sanctions and regulations;

  •
  fluctuations in global prices for diesel or other materials;

  •
  disruptions in our supply of diesel or other materials;

  •
  a deterioration in the economic environment in the markets in which we operate;

  •
  legal and arbitration proceedings;

  •
  reliance on shareholder support and related party transaction risks;

  •
  risks related to the markets in which we operate;

  •
  risks related to our status as a foreign private issuer; and

  •
  other factors discussed under "Risk Factors."

        The forward-looking statements made in this prospectus speak only as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $             , assuming an initial public offering price per share of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us.

        Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $             , assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 ordinary shares in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $             million, assuming no change in the assumed initial public offering price per share. Expenses of this offering will be paid by us.

        The principal purposes of this offering are to increase our financial flexibility and to create a public market for our ordinary shares. We intend to use the net proceeds from this offering to fund growth and for other general corporate purposes. We have not quantified or allocated any specific portion or range of the net proceeds to us for any particular purpose. Pending their use, we plan to hold the net proceeds from this offering in cash and cash equivalents.

        The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in "Risk Factors." Accordingly, we will have broad discretion in deploying the net proceeds of this offering.

        We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.

 DIVIDEND POLICY

        We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law.

        The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations.

        Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments. The ability of certain of our subsidiaries to pay dividends is currently restricted by the terms of the Notes and certain of our other debt agreements and instruments and may be further restricted by any future indebtedness we or they incur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources—Indebtedness."

        We have not proposed or paid dividends in the years ended December 31, 2017, 2018 and 2019.

CAPITALIZATION

        The table below sets forth the cash and cash equivalents and capitalization as of December 31, 2019:

  •
  of IHS Holding Limited and its subsidiaries on an actual basis;

  •
  of IHS Towers and its subsidiaries on a pro forma basis to give effect to the Reorganization Transactions, excluding this offering; and

  •
  of IHS Towers and its subsidiaries on a pro forma as adjusted basis to give effect to (i) the Reorganization Transactions and (ii) the issuance and sale of             ordinary shares in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Investors should read this table in conjunction with our audited financial statements included in this prospectus, as well as "Use of Proceeds," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Other than the anticipated issuance and sale of             ordinary shares and the effect of the Reorganization Transactions as set out in table below, and other items described in notes (1) through (3) to the following table, there has been no material change to the capitalization and indebtedness of IHS Holding Limited since December 31, 2019.

As of December 31, 2019
	IHS Holding Limited Actual	IHS Towers Pro Forma	IHS Towers Pro Forma As Adjusted(1)
($ in thousands)
Cash and cash equivalents		$	$

Borrowings:
Senior Notes(2)
Bank borrowings
Lease liabilities
Total borrowings, including current portion and lease liabilities(3)
Equity:
Stated capital
Accumulated losses
Other reserves

Total equity

Total capitalization		$	$

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, retained losses, total equity and total capitalization by approximately $             million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as

  adjusted amount of each of cash and cash equivalents, retained losses, total equity and total capitalization by approximately $             million, assuming no change in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

(2)
Subsequent to December 31, 2019, IHS Netherlands Holdco B.V. secured commitments to purchase an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes.

(3)
For more information regarding our total borrowings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources—Indebtedness." As of June 30, 2020, the IHS Holding Revolving Credit Facility was undrawn and had $225 million in available borrowing capacity.

 DILUTION

        If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

        At December 31, 2019, we had a historical net tangible book value of $             million, corresponding to a net tangible book value of $             per share. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding, after giving effect to the Reorganization Transactions.

        After giving effect to the sale by us of             ordinary shares in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2019 would have been approximately $             million, representing $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing shareholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing ordinary shares in this offering at the assumed initial public offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

        The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.

$
Assumed initial public offering price
Pro forma net tangible book value per share
Increase in net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share
Dilution per share to new investors

        If the underwriters exercise their option to purchase additional ordinary shares from us in full, our pro forma as adjusted net tangible book value per share after this offering would be $             per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $             per share to existing shareholders and immediate dilution of $             per share in pro forma as adjusted net tangible book value per share to new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $             per share and the dilution per share to new investors in the offering by $             per share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        The following table summarizes, as of December 31, 2019, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing ordinary shares in this offering:

	Shares Purchased	Total Consideration	Average Price Per Share
	Number	Percent	Number	Percent
Existing shareholders	%	$	%	$
New investors

Total	100%	$	100%	$

        Sales by the Selling Shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to             , or approximately         % of the total number of ordinary shares outstanding after the offering.

        If the underwriters exercise their option to purchase additional ordinary shares in full, the following will occur:

  •
  the percentage of our ordinary shares held by existing shareholders will decrease to approximately         % of the total number of our ordinary shares outstanding after this offering; and

  •
  the percentage of our ordinary shares held by new investors will increase to approximately         % of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        We have historically conducted our business through IHS Holding Limited and its subsidiaries, and therefore our historical consolidated financial statements present the results of operations of IHS Holding Limited. Prior to the consummation of this offering, we will engage in the Reorganization Transactions, pursuant to which IHS Towers Limited, a holding company formed for the purpose of this offering with nominal assets and liabilities, which will not have conducted any operations prior to the consummation of this offering, will become the holding company of IHS Holding Limited and its subsidiaries. Following the Reorganization Transactions and the consummation of this offering, our financial statements will present the results of operations of IHS Towers Limited and its consolidated subsidiaries. IHS Towers Limited's financial statements will be the same as IHS Holding Limited's financial statements prior to this offering, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in IHS Towers Limited's earnings per share calculations. See "Prospectus Summary—The Reorganization Transactions."

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial information presented as of December 31, 2018 and 2019, and for the years ended December 31, 2017, 2018 and 2019 has been derived from the consolidated financial statements of IHS Holding Limited included elsewhere in this prospectus. The selected consolidated financial information presented as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 has been derived from the consolidated financial statements of IHS Holding Limited not included in this prospectus.

        The unaudited pro forma financial information set forth below is derived from the audited consolidated financial statements of IHS Holding Limited appearing elsewhere in this prospectus and is based on assumptions as explained in the notes to the tables below. The results for any prior period are not necessarily indicative of the results of operations that you should expect for any future period.

        All operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.

        The financial data set forth below should be read in conjunction with, and are qualified by reference to, "Prospectus Summary—The Reorganization Transactions," "Presentation of Financial and Other Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and interim condensed consolidated financial statements of IHS Holding Limited, including the notes thereto, included elsewhere in this prospectus.

	Year ended December 31,
	2015	2016	2017	2018	2019(1)
	($ in thousands, except share and per share data)
IHS Holding Limited Consolidated Statements of Income and Comprehensive Income Data:
Revenue	726,743	905,605	1,106,955	1,168,087	1,231,056
Cost of sales	(570,578)	(685,920)	(788,228)	(766,732)	(810,967)
Administrative expenses	(253,270)	(267,259)	(150,829)	(148,773)	(556,285)
Loss allowance on trade receivables	—	—	(55,927)	(50,611)	(27,944)
Other income	4,407	55,217	1,746	3,961	7,036

Operating (loss)/profit	(92,698)	7,643	113,717	205,932	(157,104)
Finance income	40,286	78,048	135,527	23,988	36,045
Finance costs	(410,210)	(1,202,718)	(645,652)	(315,942)	(288,915)

Loss before income tax	(462,622)	(1,117,027)	(396,408)	(86,022)	(409,974)
Income tax (expense)/benefit	(41,454)	176,278	(25,130)	(46,748)	(13,518)

Loss for the year	(504,076)	(940,749)	(421,538)	(132,770)	(423,492)

Loss attributable to
Owners of the Group	(435,648)	(826,392)	(425,448)	(132,770)	(423,492)
Non-controlling interests(2)	(68,428)	(114,357)	3,910	—
Loss per share—basic $	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Loss per share—diluted $	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average number of shares outstanding—basic (thousands)	109,438,399	119,700,839	143,281,846	146,706,094	146,784,812
Weighted average number of shares outstanding—diluted (thousands)	154,990,205	145,051,339	145,579,185	149,150,687	158,240,303

Year ended December 31,
	2015	2016	2017	2018	2019
IHS Towers Pro Forma Data(3):
Pro forma earnings per share
Basic
Diluted
Pro forma weighted average number of shares outstanding(4)
Basic
Diluted
IHS Towers Pro Forma As Adjusted Data(3):
Pro forma as adjusted earnings per share
Basic
Diluted
Pro forma as adjusted weighted average number of shares outstanding(4)
Basic
Diluted

	As of December 31,
	2015	2016	2017	2018	2019
	($ in thousands)
IHS Holding Limited Consolidated Statement of Financial Position Data:
Cash and cash equivalents	619,326	476,078	646,196	633,450	898,802
Total assets	4,624,890	4,052,415	3,996,239	3,824,876	4,164,708
Non-current borrowings	1,357,470	1,904,792	1,867,277	1,710,336	1,950,711
Total borrowings	1,482,298	2,003,787	1,980,891	1,897,774	2,055,878
Stated capital	3,289,592	3,487,965	4,518,502	4,518,502	4,530,870
Total equity	2,495,000	1,497,142	1,472,319	1,332,075	1,430,319

	Year ended December 31,
	2015	2016	2017	2018	2019
	($ in thousands)
IHS Holding Limited Consolidated Statement of Cash Flows:
Net cash generated from operating activities	249,510	415,513	456,105	462,307	641,940
Net cash used in investing activities	(1,453,277)	(805,882)	(344,312)	(264,596)	(235,806)
Net cash generated from/(used in) financing activities	903,635	349,527	113,167	(202,780)	(138,319)

(1)
On January 1, 2019, we applied IFRS 16 using the modified retrospective approach which requires the recognition of the cumulative effect of initially applying IFRS 16, as of January 1, 2019, to the retained earnings and does not require us to recast prior years. For the year ended December 31, 2019, the impact of IFRS 16 decreased our profit before tax by $8.0 million. Underlying the net impact was an increase in depreciation expense and a decrease in rent expense recognized in cost of sales of $38.1 million and $46.0 million, respectively, and an increase in finance cost of $16.0 million for the year ended December 31, 2019. For additional information, see Note 2.1.1 to the audited consolidated financial statements included elsewhere in this prospectus.

(2)
Non-controlling interests related to one of our subsidiaries in Nigeria in which we held a 49% stake until February 23, 2017 when MTN Group, the shareholder of the other 51%, exercised its right to exchange its holdings in such subsidiary for shares in IHS Holding Limited. Following this exchange, we no longer have a non-controlling interest and instead own 100% of this subsidiary.

(3)
Prior to the consummation of this offering, all of the outstanding options of IHS Holding Limited granted pursuant to IHS Holding Limited's existing long-term incentive plan will be converted into shares, and in turn all the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited pursuant to the Reorganization Transactions. The pro forma data represents the impact of retroactively reflecting the Reorganization Transactions as if they were consummated at the beginning of the referenced period. Subsequent to the Reorganization Transactions, previously reported historical earnings per share will be given retrospective effect for the exchange of previously outstanding shares during those periods. The conversion and exchange of options prior to the consummation of this offering will be treated prospectively. See "Prospectus Summary—The Reorganization Transactions."

Pro forma as adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Reorganization Transactions;

  (b) the issuance and sale of                          ordinary shares by us in this offering at a price equal to $             per share, the midpoint of the price range set forth on the cover of this prospectus; and (c) the use of proceeds from this offering as described under "Use of Proceeds."

(4)
The pro forma and pro forma as adjusted weighted average ordinary shares issued and outstanding has been calculated as if the ownership structure resulting from the Reorganization Transactions were consummated at the beginning of the referenced period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

        On December 12, 2017, IHS Towers Limited was incorporated under the laws of the Cayman Islands to become the holding company of IHS Holding Limited and its subsidiaries in connection with this offering pursuant to the Reorganization Transactions. See "Prospectus Summary—The Reorganization Transactions" for a complete description of the Reorganization Transactions.

        IHS Towers Limited has engaged solely in operations and activities incidental to its formation, the Reorganization Transactions and the initial public offering of our ordinary shares. Accordingly, financial information for IHS Towers Limited and a discussion and analysis of its results of operations and financial condition for the period of its operations prior to the Reorganization Transactions would not be meaningful and are not presented. Following the Reorganization Transactions, the historical consolidated financial statements of IHS Towers Limited will be retrospectively adjusted to include the historical consolidated financial results of IHS Holding Limited and its consolidated subsidiaries for all periods presented.

Overview

        We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage for over 594 million people in emerging markets, across three regions and nine countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of June 30, 2020, we operated 27,473 telecommunication Towers across five countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in six of the nine markets in which we operate and we are the only independent tower operator in five of these markets.

        We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing customer base and, given the significant global emerging market opportunities in telecommunications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Aligned to this inorganic growth strategy, in February 2020 we completed the first closing of 1,022 towers in Kuwait through a controlling investment pursuant to the Kuwait Acquisition for the acquisition of up to 1,620 towers in the aggregate and also in February 2020 we completed the acquisition of 2,312 towers through a 100% investment pursuant to the CSS Acquisition with towers primarily in Brazil, as well as Peru and Colombia. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

        Our core business is providing shared telecommunications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer's specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of June 30, 2020 and December 31, 2019, our owned and operated tower portfolio supported 42,253 and 37,652 Tenants, respectively, with a Colocation Rate of 1.54x and 1.56x, respectively.

        Our primary customers are the leading MNOs and other communications service providers in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 16 transactions, building a footprint that currently covers Nigeria, Côte d'Ivoire, Cameroon, Rwanda, Zambia, Brazil, Peru, Colombia and Kuwait. We are the largest tower operator in six of the nine markets in which we operate and are the only independent tower operator in five of these markets. Our markets in Latin America (which we entered this year) are the only ones in which we do not have a leadership position today.

        To support the telecommunications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 15 years in duration, which have historically yielded strong renewal rates. As of June 30, 2020, the average remaining length of our existing contracts with our Key Customers, who represented 90% of our Tenants, was 6.7 years. Additionally, these Key Customers had aggregate Contracted Tenant Lease Revenue of $7.7 billion and a weighted average remaining tenant lease term of 7.6 years as of June 30, 2020.

Reportable Segments

        Our operations are organized into two segments, which reflect the way the CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria, and Rest of Africa, which comprises our operations in Cameroon, Côte d'Ivoire, Rwanda and Zambia.

        We use revenue and Adjusted EBITDA to assess the performance of our reportable segments. Adjusted EBITDA, a measure not defined by IFRS, is our principal segment measure of profitability. See "Presentation of Financial and Other Information" for a description of this non-IFRS measure.

Our Revenue

        We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

        Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation and foreign exchange resets; (iii) New Site construction; and (iv) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

        Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current fiscal year under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in the current period. Where tower portfolios or businesses were acquired during the previous fiscal year, inorganic revenue is calculated as the full period impact from those acquisitions compared to the prior year period. There were no acquisitions completed in either 2017, 2018 or 2019 and consequently there was no inorganic revenue in either 2018 or 2019.

        Non-core captures the impact of movements primarily in foreign exchange, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

        The organic and non-core components of our revenue cannot be considered independent from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

        Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset quarterly, semi-annually or annually.

        The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, such as the one that occurred in June 2016 in Nigeria, there is a delay between the timing of the devaluation and the next contractual reset.

        During the period between the date of the devaluation and the date of the reset, all of our revenues (i.e., both those revenues that are contractually linked to the U.S. dollar and those that are contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward. For example, in the case of the June 2016 devaluation of the Naira, we booked lower revenues in U.S. dollars terms in the second half of 2016 post-devaluation and prior to the majority of our contractual resets, and then booked higher revenues in U.S. dollars terms in the first half of 2017 after the majority of contractual resets had been applied. The higher revenues in first half of 2017 were accounted for as incremental organic revenue; however, such incremental organic revenue would not have been the same had there been no devaluation, likewise the negative impact of non-core foreign exchange impact would not have been the same in the second half of 2016.

        In addition, the conversion rates included in our MLAs may also be different than the rates at which our financial results are translated into U.S. dollars for reporting purposes. This is currently particularly relevant to our operations in Nigeria, where a significant portion of our operations are based. Following the significant depreciation of the Naira against the U.S. dollar since 2016, in a continuing effort to improve U.S. dollar liquidity in Nigeria and to assist investors and exporters in accommodating foreign exchange transactions, the CBN introduced a new foreign exchange window for investors and exporters in April 2017. This foreign exchange window, which includes the NAFEX, currently allows willing counterparties to exchange foreign currency through authorized dealers at a rate that is essentially market-driven.

        This has resulted in a situation where there are differing exchange rates in the market and we are required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes. The determination of which is the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may also differ from the conversion rates contained within our contracts. For example, from December 31, 2017, the results of our subsidiaries in Nigeria have been translated into our presentation currency, U.S. dollars, at the NAFEX monthly average exchange rate for income and expenses and the assets and liabilities at the NAFEX closing rate at the balance sheet date. For as long as the NAFEX rate used for accounting purposes is higher than the CBN official rate used in certain of our contracts, notwithstanding any underlying performance, if there is a future devaluation of the NAFEX where the CBN official rate remains at the same level, our financial results for the relevant periods in the future would be negatively impacted.

        While we have recently reached agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which is currently aligned to the NAFEX rate), should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts. For additional information, see Note 3.1 to the audited consolidated financial statements included elsewhere in this prospectus.

IFRS 16 "Leases"

        IFRS 16 was issued in January 2016, and it replaces IAS 17 "Leases," IFRIC 4 "Determining whether an Arrangement contains a Lease," SIC-15 "Operating Leases-Incentives" and SIC-27 "Evaluating the Substance of Transactions Involving the Legal Form of a Lease." Under IFRS 16, lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from IAS 17. For lessees, however, the standard provides a single lessee accounting model requiring lessees to recognize assets and liabilities for all leases, which will result in a "right of use" asset for the leased item and a financial liability to pay related rentals. The only exceptions are short-term and low-value leases.

        As a lessor, we have revenue contracts with customers that contain an operating lease component for Colocation revenues. Implementing IFRS 16 did not have an accounting impact on our revenue from contracts with customers. As a lessee, however, our leases primarily comprise real estate leases. The significant majority of these are site land leases for our Tower sites, but we also hold a small number of office space leases and warehouse leases. These leases were classified as operating leases under IAS 17.

        We applied IFRS 16 initially on January 1, 2019 using the modified retrospective approach which requires the recognition of the cumulative effect of initially applying IFRS 16, as of January 1, 2019, to the retained earnings and does not require us to recast prior years. We elected not to recognize right-of-use assets and lease liabilities for short-term leases (i.e. less than twelve months) and leases of low-value assets (i.e. less than $5,000).

        The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using a relevant incremental borrowing rate (based on the related risks of each country where the leased property is located and the lease term) at the start of the contract. For the year ended December 31, 2019, the impact of IFRS 16 decreases our profit before tax by $8.0 million. Underlying the net impact is an increase in depreciation expense and a decrease in rent expense recognized in cost of sales of $38.1 million and $46.0 million, respectively, and an increase in finance cost of $16.0 million for the year ended December 31, 2019.

Factors affecting our financial condition and results of operations

        Our financial condition and results of operations have been, and will continue to be affected by a number of important factors, including the following:

New Colocation and Lease Amendments

        Colocation and Lease Amendments are key drivers of incremental organic revenue in telecommunications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

        Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $6 thousand to $8 thousand in one-off augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

        The demand for Colocation and Lease Amendments from MNOs is driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs' need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. See "Industry" for further description of the fundamentals driving our industry.

Contractual lease fee escalation and foreign exchange resets

        Our MLAs generally contain annual inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

        Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to "—Our Revenue."

New Site construction

        New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditures and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

        Demand for New Sites from MNOs is typically driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs' need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G. See "Industry" for further description of the fundamentals driving our industry.

        New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African markets is typically in the range of between $100 thousand and $150 thousand, depending on the market of operation and specification of the tower.

        Consequently, the construction of New Sites has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

        Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period. For example, a Tenant may churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to churn a limited number of sites each year without penalty.

        We experienced Churn in 2017, 2018 and 2019 of 1,547, 410 and 237 Tenants, respectively. The Churn of 1,547 Tenants in 2017 includes 308 Visafone Tenants following the acquisition of Visafone by MTN Nigeria in 2016 and over 900 Tenants from three non-GSM customers that we removed from our Tenant count in December 2017. The Churn that we have historically experienced from our Key Customers has been limited.

Decommissioning

        In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is on average approximately $20 thousand to $30 thousand. Since the beginning of 2017, we have decommissioned 295 towers, and we continue to review our portfolio for further decommissioning opportunities.

Acquisitions of tower portfolios

        The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios result in the immediate increase in the size of our overall portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditures and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins. There were no acquisitions completed in 2017, 2018 or 2019 and consequently there was no inorganic revenue in either 2018 or 2019.

Currency exchange rate

        Our operations are conducted by subsidiaries in Nigeria, Côte d'Ivoire, Cameroon, Zambia and Rwanda, and the functional currency of our operating subsidiaries are the Nigerian Naira ( ), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW) and Rwandan Franc (RWF), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

        Our operating subsidiaries' financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

        As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates. For example, the Naira to U.S. dollar exchange rate depreciated significantly in 2016, before remaining relatively stable over the period to December 31, 2019. During the year ended December 31, 2019, we experienced depreciation of the XAF, XOF, ZMW and RWF currencies compared to the U.S. dollar, being the primary reason for net foreign exchange losses of $48.6 million that we experienced for the year, reflected in financing costs. The reduction of foreign currency reserves in Nigeria, among other factors, led to a depreciation of the Naira NAFEX rate against the U.S. dollar from 360.0 to $1.00 as of January 1, 2019 to 364.5 to $1.00 as of December 31, 2018. During the year ended December 31, 2018, mainly due to the devaluation of the Naira, we experienced a net foreign exchange loss of $85.5 million, reflected in financing costs. The revaluation loss resulted because the functional currency of our Nigerian operating subsidiary is the Naira, but the loans at such operating subsidiaries are denominated in U.S. dollars. During the year ended December 31, 2017, we experienced a net foreign exchange loss of $341.2 million, partially due to depreciation of the Naira against the U.S. dollar and primarily from the change in exchange rate used to translate our loan and other foreign denominated balances at December 31, 2017, as discussed below.

Multiple foreign exchange markets with different exchange rates

        In Nigeria, there are multiple exchange rates available and/or referenced by the applicable banking authorities. Where such differences exist, we may be required to change the exchange rate applied to the translation of the local currency books of our operating subsidiaries to U.S. dollars for our consolidated group reporting purposes. Where multiple official exchange rates exist, we assess the appropriate rate to use in accordance with the requirements of IFRS in translating foreign operations or foreign transactions. In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions.

        For example, during 2017, CBN introduced a new foreign exchange window, which includes the NAFEX. This resulted in the use of several different official exchange rates in the market, leading us to assess that the NAFEX rate was the most appropriate exchange rate to apply in translating foreign currency transactions in our Nigeria businesses and in translating Naira amounts for group reporting purposes from December 31, 2017 onwards.

        On this basis, we used the NAFEX rate for the translation of U.S. dollar denominated balances in our Nigerian subsidiaries and for consolidation purposes at December 31, 2017, 2018 and 2019, at which dates the CBN rates were 305.5, 306.5 and 306.5 to $1.00, respectively and the NAFEX rates were 360.0, 364.5 and 364.7 to $1.00, respectively. The CBN rate continued to be applied to income and expenses until December 31, 2017. The NAFEX rate was adopted for balances and classes of transactions from December 31, 2017. Thus, during the year ended December 31, 2017, mainly due to the change from the CBN rate to the NAFEX rate on December 31, 2017, our Nigeria segment experienced an unrealized net foreign exchange loss from financing of $459.8 million, reflected in finance costs and arising from the revaluation of U.S. dollar denominated loans at December 31, 2017.

        Additionally, as a result of switching to the NAFEX rate for translation of U.S. dollar denominated balances in our Nigerian subsidiaries and for consolidating purposes at December 31, 2017, 2018 and 2019, prior to the agreement that we recently reached subsequent to such reporting periods with certain of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, the rate used for translating our results for group reporting purposes had historically been higher than the conversion rates contained within our contracts in Nigeria. For further discussion on the impact of this change, please refer to "—Our Revenue."

Maintenance of sites

        We incur capital expenditure in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fitting and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower, per year is typically $3 thousand to $6 thousand in our African markets. In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks.

        Typically, when we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

        Refurbishment capital expenditures typically involve the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditures are one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower. Our refurbishment project in Nigeria from 2015 to 2017 related to approximately 8,200 towers that received a combination of new power solutions, such as solar systems, battery strings and deep cycle generators, which we believe will help improve site uptime, as well as our gross margins, operating margins and cash flows.

Cost and consumption of diesel

        Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability in that country. Fluctuations in the price of oil and foreign exchange effects have a direct correlation to the price of diesel that we pay to suppliers in our markets. Falling oil prices will lower our costs, with the degree of reduction dependent on both foreign exchange effects (given that we typically pay for diesel in local currencies) and our diesel requirements. In the case of rising oil prices and the associated cost of diesel, we benefit in limited situations from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices and conversely falling diesel prices. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. In Nigeria, to help mitigate against fluctuations in the price of diesel, we bulk buy diesel from time to time to take advantage of suitable pricing. Furthermore, we have been reducing our overall diesel consumption through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.

        See "Business—Site management and maintenance—Power and Power Management."

Cost of ground leases

        The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance for a one, five, or ten-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 5% and 40% for each subsequent three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land. See "Business—Real Property Leases."

Pioneer Status and Revenue Withholding Tax in Nigeria

        Pioneer Status is administered by the Nigerian Investment Promotion Commission under the Nigerian Investment Promotion Commission Act 1995 and (i) grants companies carrying out certain approved activities an exemption from corporate income tax for a period of up to five years, (ii) enables customers to pay lease fees free of withholding tax which is otherwise applicable at the revenue withholding tax rate of 10% and (iii) allows dividends to be paid free of withholding tax. Two of the main operating subsidiaries within our Nigerian business, IHS Nigeria and INT Towers, had both previously been granted Pioneer Status. IHS Towers NG Limited (which we acquired pursuant to the HTN Towers Acquisition) has never been awarded Pioneer Status.

        IHS Nigeria was granted Pioneer Status for a five-year period, which expired on May 31, 2016. Since this expiration, customers are responsible for deducting revenue withholding tax equal to 10% of applicable revenues from payments to IHS Nigeria. INT Towers was granted Pioneer Status for a three-year period, which expired on December 31, 2017 and was subsequently granted a further two-year extension of Pioneer Status up to December 31, 2019. From January 1, 2020, customers of INT Towers will be responsible for deducting revenue withholding tax equal to 10% of applicable revenues from payments to INT Towers.

        In principle, revenue withholding tax is an advance payment of income tax and may be recoverable through an offset against future corporate income tax liabilities of these Nigerian companies. Because revenue withholding tax is recoverable under certain circumstances, it is recorded as a receivable. The timing of the recovery of this receivable is reviewed at each balance sheet date, and an impairment is recorded where the recovery is considered to be uncertain. The deduction of the withholding tax by customers does not reduce our recognition of revenue.

        Our Nigeria operating segment recorded an impairment of withholding tax assets of $44.6 million and $12.1 million for the years ended December 31, 2019 and 2018, respectively following the review of forecast recoverability as at that year.

Customer concentration

        A significant portion of our revenue in each of our markets of operation is derived from a small number of customers, who usually constitute some of the largest MNOs in those markets. In particular, for the years ended December 31, 2017, 2018 and 2019, revenue from our top three customers, considered in each of our individual markets of operation, collectively accounted for 96%, 96% and 97%, respectively, of our consolidated revenue, with MTN Nigeria, 9mobile and Airtel Nigeria accounting for 50%, 13% and 10%, respectively, of our consolidated revenue for the year ended December 31, 2019. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us. For example, in 2017, 9mobile, one of our Key Customers in Nigeria, experienced certain payment issues with lenders, which ultimately resulted in the lenders enforcing their security rights pursuant to the credit agreement over the shares previously held by Etisalat Group (Emirates Telecommunications Group Company PJSC). While we continue to engage with 9mobile as a regular customer and currently continue to receive payments from 9mobile, 9mobile has failed to make full monthly payments to us in the past and any continued or future failure to resolve the situation successfully (including pursuant to any new arrangements entered into to try and resolve the situation) may result in us not receiving payment of amounts owed to us and further potential future renegotiation of contract terms with 9mobile. In addition, in Cameroon, Camtel has defaulted on its payments to us over a prolonged period of time, and, in 2017, Afrimax lost its license and went into administration. See also "Risk Factors—Risks Relating to Our Business—A significant portion of our revenue is derived from a small number of MNOs. Non performance under or termination, non renewal or material modification of tower lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations" and "Risk Factors—Risks Relating to Our Business—We may experience volatility in terms of timing for settlement of invoices or may be unable to collect amounts due under invoices."

Market volatility

        We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation. For example, in addition to the currency exchange rate and other factors noted above, our business has been negatively impacted by the recent recession in Nigeria brought on by low oil prices, the fall of copper prices that adversely affected Zambia's economy, and the tensions between the "Anglophone" and "Francophone" regions of Cameroon, as well as the other factors described under "Risk Factors—Risks Relating to Our Business," "Risk Factors—Risks Relating to the Markets in which We Operate" and "Industry."

Impact of the COVID-19 Pandemic

        We are closely monitoring how the COVID-19 pandemic is affecting our business and our customers. As a near term measure, we have transitioned most of our employees to remote working arrangements and temporarily closed offices in some of our markets. In addition, in most of our markets we have been required to obtain permits designating certain employees as "key personnel" in order to facilitate the access to many of our Tower sites for construction, service and maintenance activities. While we have so far been able to obtain all required permits, there can be no assurance that we will be able to obtain all approvals or permits that may be required in the future.

        Although our results have not been materially affected by COVID-19 to date, we are unable to accurately predict the impact that COVID-19 will have on our or our customers' operations going forward due to uncertainties that will be dictated by the length of time that any disruptions or consequential effects continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic and the overall economic impact of the pandemic. The response measures imposed also differ in scope across our various markets and are subject to continuous updating. The severity and impact of the pandemic may vary across our markets, and the pandemic may have greater adverse effects in the emerging and less developed markets in which we operate. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

        See "Risk Factors—A regional or global health pandemic, including the current outbreak of COVID-19, could severely affect our business."

Key Financial and Operational Performance Indicators

        We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Net Leverage Ratio, Consolidated AFFO, AFFO, ROIC, the number of towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, Net Leverage Ratio, Consolidated AFFO, AFFO and ROIC are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA, Consolidated AFFO, AFFO and ROIC is our profit/(loss) for the period. Adjusted EBITDA, Adjusted EBITDA Margin, Net Leverage Ratio, Consolidated AFFO, AFFO and ROIC are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin

        We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

        We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, non-operating income and expenses, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, and exceptional income and expense items. Exceptional items are items of income and expense that have been shown separately due to the significance of their nature, size or incidence of occurrence.

        In addition, Adjusted EBITDA is our principal segment measure of profitability for our two reportable segments.

        We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage. See "Presentation of Financial and Other Information" for further details on these non-IFRS measures.

Non-discretionary capital expenditure

        Non-discretionary capital expenditure is non-revenue generating in nature and relates to capital expenditure required to run ordinary course operations, including the delivery of our contracted service level agreements to customers. It consists primarily of maintenance capital expenditure, as well as general corporate capital expenditure, which consists primarily of spending on information technology infrastructure.

Net Leverage Ratio

        We believe Net Leverage Ratio is an important measure of balance sheet strength given the capital intensive nature of the telecommunications infrastructure sector and our strategy of pursuing targeted incremental inorganic revenue.

        We define our Net Leverage Ratio as total borrowings less cash and cash equivalents as of year end, divided by Adjusted EBITDA for the year. We use our Net Leverage Ratio to monitor our capital structure with a view to reducing our overall cost of capital. Net Leverage Ratio is not a measure defined by IFRS. Net Leverage Ratio has limitations as an analytical tool, including that it is not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider Net Leverage Ratio in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Consolidated AFFO and AFFO

        We believe Consolidated AFFO and AFFO are useful to investors and are used by our management for measuring profitability and allocating resources because they take into account our capital structure and the taxation environment, as well as include items that are recurring and non-discretionary in nature, such as maintenance capital expenditure and corporate capital expenditure.

        We define Consolidated AFFO as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, non-operating income and expenses, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, and exceptional items of income or expense, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and corporate capital expenditures. We define AFFO as Consolidated AFFO, excluding the impact of the portion of Consolidated AFFO attributable to non-controlling interests.

ROIC

        We believe ROIC is an important measure of the effectiveness of our capital allocation strategy. We use ROIC to monitor the return on capital we have deployed across our business.

        We define ROIC as the percentage that results from dividing Adjusted EBITDA, adjusted for lease payments made and amortization of prepaid site rent, less revenue withholding tax, income taxes paid, maintenance capital expenditures and corporate capital expenditures; by gross property, plant and equipment (excluding gross right-of-use assets resulting from leases accounted for under IFRS 16), gross intangibles and gross goodwill.

Towers

        We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

        We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense, and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Explanation of key line items in the historical consolidated statements of income

Revenue

        Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers, which are shared by various MNOs and other communication service providers. A portion of Colocation arrangements for the rental of space on the towers and other assets on tower sites, on which the use of space is dependent, is within the scope of IAS 17 Leasing (and subsequently IFRS 16 "Leases" from January 1, 2019). A portion of Colocation arrangements for the provision of services and energy charges is within the scope of IAS 18 Revenue (and from January 1, 2018, within the scope of IFRS 15 "Revenue from Contracts with Customers") as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenues are recognized when control of the services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered.

Cost of sales

        Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right of use assets, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between three and five years, depending on the equipment. Right of use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term.

Administrative expenses

        Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets, loss from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Loss allowance on trade receivables

        We account for our trade receivables credit risk by appropriately providing for expected credit losses. Loss allowance on trade receivables represents the expected loss from non-payment of amounts due from customers in accordance with the accounting standards applicable to each period. The loss allowance is determined based on our policy for evaluating expected credit losses and any subsequent impairment taking into account historical loss rates, the available information on a customer's financial position and forward-looking macroeconomic data (also see Note 4c to our consolidated financial statements).

Other income

        Other income includes one-off termination fees received from customers, gains from the sale of assets and proceeds from insurance claims.

Finance income and costs

        Finance income consists of interest income from bank deposits and realized and unrealized net foreign exchange gains arising from financing arrangements. Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability and realized and unrealized net foreign exchange losses arising from financing arrangements.

Taxation

        Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant

IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 2% on taxable profits determined on a basis similar to income tax.

        Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2019, in Nigeria and certain other jurisdictions that have operating losses, deferred tax assets are recognized only to the extent of deferred tax liabilities. This level of recognition is based upon an analysis of the utilization of tax losses according to a five-year projection of future cash flows.

Results of operations

        The table below shows our consolidated results of operations for the years ended December 31, 2017, 2018 and 2019.

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
Revenue	1,106,955	1,168,087	1,231,056
Cost of sales	(788,228)	(766,732)	(810,967)
Administrative expenses	(150,829)	(148,773)	(556,285)
Loss allowance on trade receivables	(55,927)	(50,611)	(27,944)
Other income	1,746	3,961	7,036

Operating profit	113,717	205,932	(157,104)
Finance income	135,527	23,988	36,045
Finance costs	(645,652)	(315,942)	(288,915)

Loss before income tax	(396,408)	(86,022)	(409,974)
Income tax expense	(25,130)	(46,748)	(13,518)

Loss for the year	(421,538)	(132,770)	(423,492)

Comparison of years ended December 31, 2019 and 2018

Revenue

        Our revenue was $1,231.1 million for the year ended December 31, 2019 compared to $1,168.1 million for the year ended December 31, 2018. Revenue increased by $63.0 million, or 5.4%, of which organic growth was $89.5 million, or 7.7%, offset by the non-core impact of movement in foreign exchange rates of $26.5 million, or 2.3%. Organic growth in the Nigeria and Rest of Africa segments was 8.5% and 5.3%, respectively.

        Revenue increased organically by $89.5 million, or 7.7%, during the year ended December 31, 2019, compared to the year ended December 31, 2018. This growth was primarily due to (i) the price impact of CPI escalation mechanisms applied in most of our contracts, as well as foreign exchange reset mechanisms in certain of our contracts, (ii) the impact from 1,351 net new Tenants (including the impact of 305 New Sites) and (iii) the impact of 3,621 new Lease Amendments.

        The $89.5 million organic increase in revenue was partially offset by foreign exchange devaluations of 2.3%, or $26.5 million. A significant part ($13.7 million) of this non-core foreign exchange rate movement impact was due to the devaluation of the Zambian Kwacha, which resulted in the translation of the Kwacha results for the year at an average rate of ZMW12.86/$1.00 for the year ended December 31, 2019 compared to an average rate of ZMW 10.41/$1.00 for the year ended December 31, 2018. The devaluation of the CFA Franc from an average rate of XAF/XOF 555/$1.00 for the year ended December 31, 2018 to an average rate of XAF/XOF 585/$1.00 for the year ended December 31, 2019, also contributed some $11.3 million to the foreign exchange rate movement impact.

        For the year ended December 31, 2019, the net increase in Towers of 213 resulted in total Towers of 24,076 at December 31, 2019. We added 1,351 net new Tenants in 2019, resulting in total Tenants of 37,652 and a Colocation Rate of 1.56x at December 31, 2019. In the same period, we added 3,621 Lease Amendments, resulting in total Lease Amendments of 13,604 at December 31, 2019.

        For the year ended December 31, 2018, the net increase in Towers of 1,002 resulted in total Towers of 23,863 at December 31, 2018. We added 2,042 net new Tenants in 2018, resulting in total Tenants of 36,301 and a Colocation Rate of 1.52x at December 31, 2018. We added 4,221 Lease Amendments during 2018, resulting in total Lease Amendments of 9,983 at December 31, 2018.

Cost of Sales

        Our cost of sales was $811.0 million for the year ended December 31, 2019 compared to $766.7 million for the year ended December 31, 2018.

        The table below shows an analysis of our cost of sales for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
	($ in thousands)
Tower repairs and maintenance	71,465	69,304
Power generation	219,953	237,640
Site rental	45,472	3,547
Other rent	1,482	2,289
Vehicle maintenance and repairs	2,052	2,108
Site regulatory permit	43,333	19,360
Security services	32,426	33,027
Insurance	4,102	5,958
Staff costs	18,430	20,561
Travel costs	1,132	4,719
Professional fees	2,436	2,122
Depreciation	286,774	353,368
Amortization	26,081	24,549
Impairment of property, plant and equipment and prepaid land rent	6,155	21,604
Other	5,439	10,811

	766,732	810,967

        Cost of sales increased by $44.3 million, or 5.8%, where significant increases in depreciation, power generation and impairment of property, plant and equipment and prepaid land rent were offset by other cost reductions. The most significant reductions included the reduction in site rental costs of $41.9 million (following adopting of IFRS 16-see below) and regulatory permits of $24.0 million following a reassessment of the levels of accruals for permits and fees due.

        Power generation increased by $17.7 million, reflecting the increased activity from additional tenancies and Lease Amendments. Power generation represented 29.3% of cost of sales for the year ended December 31, 2019 compared to 28.7% for the year ended December 31, 2018 and a higher proportion (19.3% compared to 18.8%) of revenue for the year, respectively.

        Depreciation and amortization increased by $64.9 million during the year ended December 31, 2019 primarily as a result of depreciating right of use site leasehold assets under IFRS 16. Site rental costs decreased by $41.9 million during the year ended December 31, 2019 largely from the impact of adopting lease accounting under IFRS 16. The majority of our site rental cost is now accounted for under IFRS 16 and is therefore recognized through depreciation expense rather than through site rental costs. Short-term rental leases of less than twelve months continue to be recognized as site rental expense.

        Other cost increases for the year ended December 31, 2019 consisted of a $3.6 million increase in travel costs, a $2.1 million increase in staff costs and a $1.9 million increase in costs of insurance reflecting increases in premiums, and an increase in other costs of $5.4 million. These cost increases were partially offset by a $2.2 million reduction in the cost of tower repairs and maintenance.

Administrative Expenses

        Our administrative expenses were $556.3 million for the year ended December 31, 2019 compared to $148.8 million for the year ended December 31, 2018.

        The table below shows an analysis of our administrative expenses for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
	($ in thousands)
Rent and facilities	10,536	12,881
Depreciation	934	2,392
Amortization	3,515	4,198
Travel costs	11,079	13,475
Staff costs	52,148	45,523
Redundancy costs	2,964	—
Key management compensation	12,584	20,215
Share-based payment (credit)/expense	(5,065)	351,054
Professional fees	15,911	15,275
Business combination transaction costs	3,448	3,745
Impairment of withholding tax receivables	12,063	44,586
Net loss on disposal of property, plant and equipment	2,557	5,819
Operating taxes	1,070	505
Other	25,029	36,617

	148,773	556,285

        Administrative expenses increased by $407.5 million, or 273.9%, which was primarily due to an increase in share-based payment expense and an increase in the impairment of withholding tax receivables. Staff related costs, including staff costs, key management compensation and redundancy, remained relatively stable.

        Share-based payment expenses increased by $356.1 million to $351.1 million in the year ended December 31, 2019 from a credit of $5.1 million in the year ended December 31, 2018. The

$351.1 million expense in 2019 reflects the accounting for the amendment of the LTIP terms. The substantially increased expense arose due to the immediate recognition in the income statement of the increase in fair value from the amendment of the already vested options, as required under IFRS 2. See Note 28 to the audited consolidated financial statements included elsewhere in this prospectus for further details on the LTIP terms amendment and the valuation assumptions used in assessing fair value.

        Staff costs decreased by $6.6 million in the year ended December 31, 2019 primarily due to a reduction in average head count year on year after redundancies made in 2018 in Middle East operations. Key management compensation increased by $7.6 million to $20.2 million during the year ended December 31, 2019 compared to $12.6 million during the year ended December 31, 2018, reflecting wage inflation, additional non-executives appointed, termination benefits and additional discretionary bonuses.

        Impairment of withholding tax receivables increased by $32.5 million to $44.6 million for the year ended December 31, 2019 from $12.1 million for the year ended December 31, 2018. This reflects the absolute increase in withholding tax due to a higher revenue base. We continue to assess the recoverability of withholding tax assets based on a five year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities, and this resulted in continuing impairment of withholding tax receivables.

        Other costs increased by $11.6 million to $36.6 million for the year ended December 31, 2019 from $25.0 million for the year ended December 31, 2018. In 2019, increased costs were incurred, primarily in relation to $9.6 million of consultancy, facility set up and other related expenses for the Group's finance transformation program.

        Additional cost increases in the year ended December 31, 2019 included a $2.3 million increase in rent and facilities costs, a $2.1 million increase in net depreciation and amortization, a $2.4 million increase in travel costs, a $3.3 million increase in loss on disposal of property, plant and equipment and a $0.3 million increase in business combination transaction costs, which were partially offset by decreases in professional fees of $0.6 million and a $0.6 million decrease in operating taxes compared to the year ended December 31, 2018.

Loss allowance on trade receivables

        Our loss allowance on trade receivables decreased by 44.8% to $27.9 million for the year ended December 31, 2019, from $50.6 million for the year ended December 31, 2018. This was primarily attributable to a decrease in the impairment provision made for overdue trade accounts receivables compared to the prior year, which during the year ended December 31, 2018, included $30.0 million (nil during the year ended December 31, 2019) relating to the exceptional portion of the loss allowance on a Key Customer's outstanding receivable balance, with the remainder in both periods relating to a mix of customers across our portfolio.

Other Income

        Other income was $7.0 million for the year ended December 31, 2019 compared to $4.0 million for the year ended December 31, 2018. Other income increased by $3.0 million, or 77.6%, primarily due to insurance claim income receivables.

Net Finance Income/Costs

        Our net finance costs were $252.9 million for the year ended December 31, 2019 compared to $292.0 million for the year ended December 31, 2018.

        The table below shows an analysis of net finance costs for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
	($ in thousands)
Interest income—bank deposits	18,701	14,732
Net foreign exchange gain arising from financing—realized	5,100	228
Net foreign exchange gain on derivative instruments—unrealized	—	53
Fair value gain on embedded options	—	17,245
Fair value gain on warrants	187	3,787

	23,988	36,045
Interest expenses—third party loans	(186,253)	(193,829)
Unwinding of discount on decommissioning liability	(2,112)	(1,712)
Interest and finance charges paid/payable for lease liabilities	—	(16,024)
Net foreign exchange loss arising from financing—unrealized	(89,698)	(47,291)
Net foreign exchange loss on derivative instruments—unrealized	(315)	—
Net foreign exchange loss on derivative instruments—realized	(577)	(1,594)
Fair value loss on embedded options	(32,110)	—
Costs paid on early loan termination	—	(22,153)
Bank and loan facility fees	(4,877)	(6,312)

	(315,942)	(288,915)

Net finance costs	(291,954)	(252,870)

        Net finance costs decreased by $39.1 million, or 13.4%, from the year ended December 31, 2018 to the year ended December 31, 2019 primarily due to the substantial reduction of $37.6 million in unrealized net foreign exchange losses arising from financing and an increase of $49.4 million from the year over year difference in the change in fair value of embedded options, partially offset by an increase of $22.2 million from costs paid on early loan settlement, an increase of $9.0 million in interest expense and loan facility fees and $16.1 million from interest on lease liabilities following the adoption of IFRS 16 effective January 1, 2019.

        Net foreign exchange loss arising from financing (unrealized) is primarily due to changes in exchange rates, predominantly between the Kwacha and the U.S. dollar. This arises on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.

        The fair value of embedded options within our senior notes increased by $35.7 million from the year ended December 31, 2018 to the year ended December 31, 2019 with a gain of $17.2 million being recognized in the income statement for the year ended December 31, 2019 compared to a loss of $32.1 million in the year ended December 31, 2018. This was partially offset by a $4.0 million decrease in interest income earned on fixed deposits for the year ended December 31, 2019 of $14.7 million compared to $18.7 million in the year ended December 31, 2018, owing to lower deposit levels.

        There was also an increase in third party loan interest expense of $7.6 million from the year ended December 31, 2018 to $193.8 million for the year ended December 31, 2019. Similarly, bank and loan facility fees increased by $1.4 million from $4.9 million in the year ended December 31, 2018 to $6.3 million in the year ended December 31, 2019.

Income Tax

        Our income tax expense was $13.5 million for the year ended December 31, 2019 compared to $46.7 million for the year ended December 31, 2018.

        The table below shows an analysis of the total tax /expense for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2018	2019
	($ in thousands)
Current taxes on income	36,577	3,304
Deferred income taxes	10,171	10,214

Total taxes	46,748	13,518

        Income tax expense decreased by $33.2 million, or 71.0%. This was primarily because of a reduction in the tax charge for IHS Nigeria Limited by $40.4 million from an expense of $23.9 million in 2018 to a credit of $16.5 million in 2019. IHS Nigeria Limited benefited from tax losses when filing its tax returns for the year ended December 31, 2018 (during 2019), which had not been recognized at December 31, 2018 due to uncertainty concerning a tax audit. The finalization of the tax audit resolved the uncertainty and an overprovision of $17.6 million, relating to the tax return for 2018, was recognized in 2019, compared to an under provision of $3.9 million recognized in 2018. Furthermore, the current year taxes on income for IHS Nigeria decreased from $20.0 million in 2018 to $1.1 million in 2019.

        Aggregate deferred tax liabilities relating to property, plant and equipment and intangible assets decreased in the year ended December 31, 2019 while deferred tax liabilities in respect of the fair valuation of the derivatives embedded within the terms of our senior notes increased in the same period, following the change in the embedded options value in the year ended December 31, 2019. The impact of the net decrease in deferred tax liabilities has been offset by the derecognition of deferred tax assets raised in respect of unutilized capital allowances, assessed tax losses and provisions, up to the level of the deferred tax liabilities. Tax losses, for which no deferred tax assets had previously been recognized, were utilized in the period, particularly deferred tax assets in respect of unrealized foreign exchange losses following repayment of our senior notes due 2021.

        The $410.0 million loss before tax in the year ended December 31, 2019 compared to the loss before tax in the year ended December 31, 2018 of $86.0 million, an increased loss of $324.0 million, does not result in a tax benefit in either year primarily because deferred tax assets arising on unrealized foreign exchanges losses, unused capital allowances and assessed tax losses have been recognized only to the extent they do not exceed the sum of deferred tax liabilities.

Loss for the Year

        Our loss was $423.5 million for the year ended December 31, 2019 compared to $132.8 million for the year ended December 31, 2018. Loss increased by $290.7 million, or 219.0%, primarily due to higher administrative expenses explained above, which were partially offset by revenue growth.

Segment Results

        Revenue for each of our reportable segments was as follows:

	Year ended December 31,
	2018	2019	Change
	($ in thousands)		($ in thousands)%
Nigeria	852,729	925,704	72,975	8.6
Rest of Africa	315,358	305,352	(10,006)	(3.2)

Nigeria

        Revenue for our Nigeria segment increased by $73.0 million, or 8.6%, to $925.7 million for the year ended December 31, 2019, compared to $852.7 million for the year ended December 31, 2018. Revenue increased organically by $72.8 million, or 8.5%, driven by a net increase in Tenants of 1,106, which includes Tenants from 160 New Sites, and 3,621 Lease Amendments added in the year, which was offset by the non-core impact of movement in foreign exchange rate of $0.2 million. In the year ended December 31, 2019, our Nigeria segment benefitted from $7.8 million of revenue resulting from reaching an agreement with a customer on the application of certain contractual terms, which permitted the recognition of revenues in the current year for services provided in prior years, which is $30.7 million less than the $38.5 million benefit in the year ended December 31, 2018 from similar circumstances.

Rest of Africa

        Revenue for our Rest of Africa segment decreased by $10.0 million, or 3.2%, to $305.4 million for the year ended December 31, 2019, compared to $315.4 million for the year ended December 31, 2018. Revenue increased organically by $16.6 million, or 5.3%, driven by a net increase in Tenants of 245, which includes Tenants from 145 New Sites. This organic increase was exceeded by the non-core negative impact of movements in foreign exchange rates of $26.6 million, or 8.4%, owing to the devaluation of the Zambia Kwacha and the CFA Franc against the U.S. dollar.

        Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:

	Year ended December 31,
	2018	2019	Change
	($ in thousands)		($ in thousands)%
Nigeria	489,444	559,049	69,605	14.2
Rest of Africa	150,544	165,626	15,082	10.0

Nigeria

        Adjusted EBITDA for our Nigeria segment was $559.0 million for the year ended December 31, 2019 compared to $489.4 million for the year ended December 31, 2018. Adjusted EBITDA for our Nigeria segment increased by $69.6 million, or 14.2%, primarily due to revenue growth as described above exceeding net increases in operating costs. Operating costs included in Adjusted EBITDA increased by $3.4 million, with increases in power costs primarily driven by the increased number of Tenants and segment administrative expenses (primarily from a contractual supplier exit fee of $6.5 million), being offset by reductions in maintenance, security, permits and fees costs and rent, primarily due to the adoption of IFRS 16.

Rest of Africa

        Adjusted EBITDA for our Rest of Africa segment was $165.6 million for the year ended December 31, 2019 compared to $150.5 million for the year ended December 31, 2018. Adjusted EBITDA for our Rest of Africa segment increased by $15.0 million, or 10.0%, primarily due to decreases in operating expenses partially offset by revenue reduction as described above. Operating costs included in Adjusted EBITDA decreased by $25.1 million, primarily driven by reductions in power costs, maintenance, security, permits and fees costs and rent. The decrease in rent expense was primarily due to the adoption of IFRS 16.

Comparison of years ended December 31, 2018 and 2017

Results of operations

        The table below shows our consolidated results of operations for the years ended December 31, 2017 and 2018.

	Year ended December 31,
	2017	2018
	($ in thousands)
Revenue	1,106,955	1,168,087
Cost of sales	(788,228)	(766,732)
Administrative expenses	(150,829)	(148,773)
Loss allowance on trade receivables	(55,927)	(50,611)
Other income	1,746	3,961

Operating profit	113,717	205,932
Finance income	135,527	23,988
Finance costs	(645,652)	(315,942)

Loss before income tax	(396,408)	(86,022)
Income tax expense	(25,130)	(46,748)

Loss for the year	(421,538)	(132,770)

Revenue

        Our revenue was $1,168.1 million for the year ended December 31, 2018 compared to $1,107.0 million for the year ended December 31, 2017. Revenue increased by $61.1 million, or 5.5%, of which organic growth was $217.9 million, or 19.7%, offset by the non-core impact of movement in foreign exchange rates of $156.8 million, or 14.2%. Organic growth in the Nigeria and Rest of Africa segments was 23.1% and 9.7%, respectively.

        Revenue increased organically by $217.9 million, or 19.7%, during the year ended December 31, 2018, compared to the year ended December 31, 2017. This growth was primarily due to (i) the price impact of CPI escalation mechanisms applied in most of our contracts, as well as foreign exchange reset mechanisms in certain of our contracts, (ii) the impact from 2,042 net new Tenants (including the impact of 1,172 New Sites) and (iii) the impact of 4,221 new Lease Amendments. Our revenue for the year ended December 31, 2018 also benefitted from $38.5 million of revenue resulting from reaching an agreement with a customer on the application of certain contractual terms, which permitted the recognition of revenues in the current year for services provided in prior years. We often enter into ongoing dialogue with our Key Customers around the interpretation of certain key contractual clauses and, consequently, the quantum of revenue that can be billed, which can occasionally cause revenue to be recognized from prior periods. These instances are dealt with as part of our regular working relationship with our customers.

        The $217.9 million organic increase in revenue was partially offset by foreign exchange devaluations of 14.2%, or $156.8 million. A significant part of this non-core foreign exchange rate movement impact was due to the adoption of the NAFEX rate, which resulted in the translation of the Naira results for the year at an average rate of 362.0/$1.00 compared to an average rate of 305.1/$1.00 applied for the translation of results for the year ended December 31, 2017.

        For the year ended December 31, 2018, the net increase in Towers of 1,002 resulted in total Towers of 23,863 at December 31, 2018. We added 2,042 net new Tenants in 2018, resulting in total Tenants of 36,301 and a Colocation Rate of 1.52x at December 31, 2018. We added 4,221 Lease Amendments during 2018, resulting in total Lease Amendments of 9,983 at December 31, 2018.

        For the year ended December 31, 2017, the net increase in Towers of 436 resulted in total Towers of 22,861 at December 31, 2017. We added 207 net new Tenants in 2017, resulting in total Tenants of 34,259 and a Colocation Rate of 1.50x at December 31, 2017. As of December 31, 2017, we had a total of 5,762 Lease Amendments.

Cost of Sales

        Our cost of sales was $766.7 million for the year ended December 31, 2018 compared to $788.2 million for the year ended December 31, 2017.

        The table below shows an analysis of our cost of sales for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018
	($ in thousands)
Tower repairs and maintenance	74,742	71,465
Power generation	197,102	219,953
Site rental	48,607	45,472
Other rent	2,043	1,482
Vehicle maintenance and repairs	1,807	2,052
Site regulatory permit	47,291	43,333
Security services	35,039	32,426
Insurance	2,378	4,102
Staff costs	19,823	18,430
Travel costs	1,091	1,132
Professional fees	3,148	2,436
Depreciation	295,036	286,774
Amortization	27,980	26,081
Impairment of property, plant and equipment and prepaid land rent	28,347	6,155
Other	3,794	5,439

	788,228	766,732

        Although our revenue increased in 2018 compared to 2017, cost of sales decreased by $21.5 million, or 2.7%, where significant increases in power generation were offset by other cost reductions. The most significant reductions included the reduction in impairment in property, plant and equipment and prepaid land rent of $22.2 million as fewer site consolidations (and hence decommissioning) took place in 2018 compared to 2017 and the $10.2 million decrease in depreciation and amortization as described below.

        Power generation increased by $22.9 million, reflecting the increased activity from additional tenancies and Lease Amendments. Power generation represented 28.7% of cost of sales for the year ended December 31, 2018 compared to 25.0% for the year ended December 31, 2017 and a higher proportion (18.8% compared to 17.8%) of revenue for the year, respectively.

        Depreciation and amortization decreased by $10.2 million during the year despite additions to property, plant and equipment and intangible assets in both years, primarily reflecting the offsetting effect of devaluation in local currency and the application of the NAFEX rate for income statement translation in 2018 compared to the use of the CBN rate in 2017.

        Other cost reductions totaling $15.7 million for the year ended December 31, 2018 consisted of a $3.3 million reduction in the cost of tower repairs and maintenance, a $3.1 million reduction in site rental costs, a $0.6 million reduction in other rent costs, a $4.0 million reduction in the estimated cost of unpaid site regulatory permits provided for, a $2.6 million reduction in security services costs, a $1.4 million reduction in staff costs and a $0.7 million reduction in professional fees, which primarily reflect the application of the NAFEX rate for income statement translation in 2018 compared to the use of the CBN rate in 2017. These cost reductions were partially offset by a $1.7 million increase in costs of insurance reflecting increases in premiums and small increases in vehicle maintenance and repairs and travel costs, and an increase in other costs of $1.6 million.

Administrative Expenses

        Our administrative expenses were $148.8 million for the year ended December 31, 2018 compared to $150.8 million for the year ended December 31, 2017.

        The table below shows an analysis of our administrative expenses for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018
	($ in thousands)
Rent and facilities	9,984	10,536
Depreciation	2,067	934
Amortization	1,618	3,515
Travel costs	13,585	11,079
Staff costs	38,032	52,148
Redundancy costs	176	2,964
Key management compensation	8,828	12,584
Share-based payment credit	(27,436)	(5,065)
Professional fees	14,440	15,911
Business combination transaction costs	1,509	3,448
Impairment of withholding tax receivables	52,292	12,063
Net loss on disposal of property, plant and equipment	3,043	2,557
Operating taxes	250	1,070
Other	32,441	25,029

	150,829	148,773

        Administrative expenses decreased by $2.1 million, or 1.4%, which was primarily due to a $40.2 million decrease in the impairment of withholding tax and a $7.4 million decrease in other costs, offset by a $22.4 million decrease in share-based payment credit and a $20.7 million increase in staff related costs (staff costs, key management compensation and redundancy).

        Share-based payment credit decreased by $22.4 million, or 81.5%, which was primarily due to changes in the expected life of outstanding options, which is primarily driven by the expected term to a liquidity event. See Note 27 to the audited consolidated financial statements included elsewhere in this prospectus for further details on valuation assumptions.

        Staff costs included in administrative expenses, including key management compensation, are primarily U.S. dollar denominated and reflect wage inflation during the year ended December 31, 2018. During the year ended December 31, 2018, certain positions were eliminated at the Group level following a reversal of ramp up of headcount in anticipation of growth in the Middle East.

        Impairment of withholding tax decreased by $40.2 million to $12.1 million for the year ended December 31, 2018, from $52.3 million for the year ended December 31, 2017. This was primarily due to an assessment of the forecast recoverability of the balance through its application against corporate tax liabilities in future periods, resulting in a large initial impairment of accumulated withholding tax receivables in the fourth quarter of 2017, whereas in 2018 lower levels of further accumulations of withholding tax receivables were assessed as not being recoverable and thus there were lower impairments in 2018.

        Other costs decreased by $7.4 million to $25.0 million for the year ended December 31, 2018, from $32.4 million for the year ended December 31, 2017. In 2017, $15.2 million was incurred in relation to a site safety, structural integrity and compliance review, and this did not recur in 2018, but this reduction was partially offset by increased costs in relation to Middle East start-up costs (from $1.3 million to $2.8 million) and the $4.3 million receipt of escrow cash relating to the IHS Towers NG Limited acquisition and a supplier exit fee of $7.8 million.

        Additional cost increases in the year ended December 31, 2018, included a $0.6 million increase in rent and facilities costs, a $0.8 million increase in net depreciation and amortization, a $1.5 million increase in professional fees, a $1.9 million increase in business combination transaction costs and a $0.8 million increase in operating taxes, which were partially offset by decreases in travel costs of $2.5 million and decrease in loss on disposal of property, plant and equipment of $0.5 million, each compared to the year ended December 31, 2017.

Loss allowance on trade receivables

        Our loss allowance on trade receivables decreased by 9.5% to $50.6 million for the year ended December 31, 2018, from $55.9 million for the year ended December 31, 2017. This was primarily attributable to a decrease in the impairment provision for overdue trade accounts receivables. Amounts relating to the exceptional portion of the loss allowance on a Key Customer's outstanding receivable balance comprised $30.0 million and $38.3 million for the years ended December 31, 2018 and 2017, respectively, with the remainder in both periods relating to a mix of customers across our portfolio.

Other Income

        Other income was $4.0 million for the year ended December 31, 2018 compared to $1.7 million for the year ended December 31, 2017. Other income increased by $2.2 million, or 126.9%, primarily due to non-financing foreign exchange gains.

Net Finance Income/Costs

        Our net finance costs were $292.0 million for the year ended December 31, 2018 compared to $510.1 million for the year ended December 31, 2017.

        The table below shows an analysis of net finance costs for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018
	($ in thousands)
Interest income—bank deposits	9,910	18,701
Net foreign exchange gain arising from financing—realized	6,670	5,100
Net foreign exchange gain on derivative instruments—unrealized	49,457	—
Fair value gain on embedded options	36,380	—
Net foreign exchange gain on derivative instruments—realized	32,056	—
Fair value gain on warrants	1,054	187

	135,527	23,988
Interest expenses—third party loans	(206,950)	(186,253)
Unwinding of discount on decommissioning liability	(1,003)	(2,112)
Net foreign exchange loss arising from financing—unrealized	(429,374)	(89,698)
Net foreign exchange loss on derivative instruments—unrealized	—	(315)
Net foreign exchange loss on derivative instruments—realized	—	(577)
Fair value loss on embedded options	—	(32,110)
Bank and loan facility fees	(8,325)	(4,877)

	(645,652)	(315,942)

Net finance costs	(510,125)	(291,954)

        Net finance costs decreased by $218.2 million, or 42.8%, from the year ended December 31, 2017 to 2018 primarily due to the substantial reduction of $339.7 million in unrealized net foreign exchange losses arising from financing.

        Net foreign exchange loss arising from financing (unrealized) is primarily due to changes in exchange rates predominantly between the Naira and the U.S. dollar. This arises on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends. In the year ended December 31, 2017, this revaluation was particularly high due to the adoption of the NAFEX rate to translate the Naira balance sheet at December 31, 2017.

        The decrease from the change to the lower (NAFEX) Naira to U.S. dollar conversion rate was partially offset by: an increase in net foreign exchange losses (realized and unrealized) on non-deliverable forward derivatives held in Nigeria of $82.4 million from a net gain of $81.5 million in 2017 to a net loss of $0.9 million in 2018, a year-on-year change of $68.5 million in the fair value movement of embedded options within our senior notes due 2021 that went from a $32.1 million loss in the fair value in 2018 compared to a $36.4 million gain in 2017, by the $8.8 million increase in interest income earned on fixed deposits for the year ended December 31, 2017 of $9.9 million compared to $18.7 million in the year ended December 31, 2018, where higher average cash balances were kept, and a $1.1 million increase in the unwinding of the discount rate on decommissioning liabilities.

        There was also a decrease in third party loan interest expense of $20.7 million from the year ended December 31, 2017 to $186.3 million for the year ended December 31, 2018, primarily due to the assignment of non-controlling interest loan to the Group in 2017, resulting in lower third party loan interest, and due to repayments of loans in 2017 and 2018. Similarly, bank and loan facility fees decreased by $3.4 million from $8.3 million in the year ended December 31, 2017 to $4.9 million in the year ended December 31, 2018.

Income Tax

        Our income tax expense was $46.7 million for the year ended December 31, 2018 compared to $25.1 million for the year ended December 31, 2017.

        The table below shows an analysis of the total tax benefit/(expense) for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018
	($ in thousands)
Current taxes on income	33,554	36,577
Deferred income taxes	(8,424)	10,171

Total taxes	25,130	46,748

        Income tax expense increased by $21.6 million, or 86.0%, primarily since not all taxable income was offset by previously assessed tax losses as discussed below.

        Income tax expense is comprised of companies income tax and education tax expense in both periods presented in the table above and also includes a deferred tax benefit for year ended December 31, 2017. Both ITNG and IHS Nigeria had assessed losses that offset most, but not all, taxable income generated by them for the year ended December 31, 2017.

        In Nigeria, there were assessed losses which offset some, but not all, taxable income generated by operations in Nigeria. The liability arising in Nigeria in 2018 from companies tax charge after the offset of assessed losses was largely settled through the use of withholding tax certificates.

        The $396.4 million loss before tax in the year ended December 2017 compared to the $310.4 million lower loss before tax in the year ended December 2018 of $86.0 million does not result in a tax benefit in either year primarily because deferred tax assets arising on unrealized foreign exchanges losses, unused capital allowances and assessed tax losses have been recognized only to the extent they do not exceed the sum of deferred tax liabilities.

Loss for the Year

        Our loss was $132.8 million for the year ended December 31, 2018 compared to $421.5 million for the year ended December 31, 2017. Loss decreased by $288.7 million, or 68.5%, primarily due to higher operating profits where revenue growth increased more than operating costs and lower net finance costs as described above.

Segment Results

        Revenue for each of our reportable segments was as follows:

	Year ended December 31,
	2017	2018	Change
	($ in thousands)		($ in thousands)%
Nigeria	821,209	852,729	31,520	3.8
Rest of Africa	285,746	315,358	29,612	10.4

Nigeria

        Revenue for our Nigeria segment increased by $31.5 million, or 3.8%, to $852.7 million for the year ended December 31, 2018, compared to $821.2 million for the year ended December 31, 2017. Revenue increased organically by $190.1 million, or 23.1%, driven by a net increase in Tenants of 1,586, which includes Tenants from 955 New Sites, and 3,991 Lease Amendments added in the year, which was offset by the non-core impact of movement in foreign exchange rate of 19.3%, or $158.6 million. Our Nigeria segment in 2018 also benefitted from $38.5 million of revenue resulting from reaching an agreement with a customer on the application of certain contractual terms, which permitted the recognition of revenues in the current year for services provided in prior years.

Rest of Africa

        Revenue for our Rest of Africa segment increased by $29.6 million, or 10.4%, to $315.4 million for the year ended December 31, 2018, compared to $285.7 million for the year ended December 31, 2017. Revenue increased organically by $27.8 million, or 9.7%, driven by a net increase in Tenants of 456, which includes Tenants from 217 New Sites, and 230 Lease Amendments added during the year. Revenue also increased due to the non-core positive impact of movement in foreign exchange rate of $1.8 million, or 0.6%.

        Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows:

	Year ended December 31,
	2017	2018	Change
	($ in thousands)		($ in thousands)%
Nigeria	461,135	489,444	28,309	6.1
Rest of Africa	145,461	150,544	5,083	3.5

Nigeria

        Adjusted EBITDA for our Nigeria segment was $489.4 million for the year ended December 31, 2018 compared to $461.1 million for the year ended December 31, 2017. Adjusted EBITDA for our Nigeria segment increased by $28.3 million, or 6.1%, primarily due to revenue growth as described above exceeding net increases in operating costs. Operating costs included in Adjusted EBITDA increased by $3.2 million, with increases in power costs primarily driven by the increased number of Tenants and segment administrative expenses (primarily from a supplier exit fee of $7.8 million), being offset by reductions in maintenance, rent, security and permits and fees costs.

Rest of Africa

        Adjusted EBITDA for our Rest of Africa segment was $150.5 million for the year ended December 31, 2018 compared to $145.5 million for the year ended December 31, 2017. Adjusted EBITDA for our Rest of Africa segment increased by $5.1 million, or 3.5%, primarily due to revenue growth as described above exceeding increases in operating costs. Operating costs included in Adjusted EBITDA increased by $24.5 million (primarily driven by the increased number of Tenants), with increases in power costs (primarily in Côte d'Ivoire, where most tenancy increases were located), maintenance, rent, security and permits and fees costs (primarily in Cameroon and Côte d'Ivoire), and in segment administrative expenses, where there were increases in all markets except Rwanda.

Liquidity and capital resources

Overview

        We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large-scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

        As of December 31, 2019, we had $1,108.8 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $898.8 million and availability under the IHS Holding revolving credit facility (see "Indebtedness" below) of $120 million. Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or upstreamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings. See "Risk Factors—Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares—IHS Towers Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any."

        We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for the next 12 months. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the "Risk Factors" section of this prospectus. If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all. See "Risk Factors—Risks Relating to our

Indebtedness—Our level of indebtedness and the terms of our indebtedness could materially adversely affect our business and liquidity position."

Statements of cash flows

	Year ended December 31,
	2017	2018	2019
	($ in thousands)
Net cash generated from operating activities	456,105	462,307	641,940

Net cash used in investing activities	(344,312)	(264,596)	(235,806)

Net cash generated from/(used in) financing activities	113,167	(202,780)	(138,319)

Net increase/(decrease) in cash and cash equivalents	224,960	(5,069)	267,815
Cash and cash equivalents at beginning of year	476,078	646,196	633,450
Effect of movements in exchange rates on cash	(54,842)	(7,677)	(2,463)

Cash and cash equivalents at end of year	646,196	633,450	898,802

Net cash generated from operating activities

        Net cash generated from operating activities consists of cash received from our customers, payments to suppliers, payments to employees and cash inflows and outflows reflecting receipts and payments of tax.

        Net cash generated from operating activities increased by $6.2 million to $462.3 million in the year ended December 31, 2018 from $456.1 million in the year ended December 31, 2017, primarily due to increased cash from operations of $18.0 million, offset by increased income tax paid of $5.1 million following increases in activity and utilization of carried forward tax losses in some operations and a $6.5 million increase in payments for site rental.

        Net cash generated from operating activities increased by $179.6 million to $641.9 million in the year ended December 31, 2019 from $462.3 million in the year ended December 31, 2018, primarily due to increased cash from operations of $105.1 million, decreased income tax paid of $2.3 million following increases in activity and utilization of carried forward tax losses in some operations and a $72.0 million decrease in payments for long term rent following the adoption of IFRS 16 lease accounting.

Net cash used in investing activities

        Net cash used in investing activities consists primarily of our additions of towers and related assets, such as New Site construction and replacement or maintenance of power solutions, and our purchase of land. In 2017 and 2018, it also included movements of restricted cash to and from other receivables as cash became restricted or was released.

        Net cash used in investing activities decreased to $264.6 million in the year ended December 31, 2018, from $344.3 million in the year ended December 31, 2017, primarily due to capital expenditures and movements in cash restrictions.

        Net cash used in investing activities decreased to $235.8 million in the year ended December 31, 2019, from $264.6 million in the year ended December 31, 2018, primarily due to capital expenditures and movements in cash restrictions.

        Increased capital expenditure was made on property, plant and equipment related to New Site builds and amounts spent on augmentation capital expenditure to support increased Colocations, as well as increased spend on non-discretionary maintenance and corporate capital expenditure and increases in land lease renewals, offset by reductions in refurbishment capital expenditures and other capital expenditures.

        In the year ended December 31, 2017, certain of our bank accounts had "post no debit" restrictions placed upon them during the course of inquiries by the Nigerian EFCC. As a result of the restrictions, cash in those accounts no longer met the definition of 'cash and cash equivalents.' Accordingly, there were net movements in cash transferred to 'other receivables' of $106.8 million during the year ended December 31, 2017. See Note 19 (Trade and other receivables) to the audited consolidated financial statements included elsewhere in this prospectus. In the years ended December 31, 2018 and 2019, following the lifting of the "post no debit" restrictions, there were net movements in cash transferred from 'other receivables' back to 'cash and cash equivalents' amounting to $104.9 million and $1.7 million, respectively.

Net cash generated from/(used in) financing activities

        Net cash generated from/(used in) financing activities consists primarily of net inflows from debt drawn down and interest payments on debt and cash flows related to derivative instruments used in managing financing.

        Net cash generated from financing activities decreased to $202.8 million used in the year ended December 31, 2018, from $113.2 million generated in the year ended December 31, 2017, a decrease in cash flows of $315.9 million. The generation of cash from financing activities in the year ended December 31, 2017 is primarily due to the receipt of loans of $290.5 million compared to $9.6 million in the year ended December 31, 2018 which is a reduction in cash flow of $280.9 million, coupled with an increase in bank loan repayments of $44.5 million, an increase in cash interest paid of $9.3 million and reduced net cash flows from margins (deposited)/received on non-deliverable forward instruments in Nigeria of $10.7 million, offset by a $8.1 million reduction in cash fees paid on loans and derivative instruments.

        Net cash used in financing activities decreased to $138.3 million in the year ended December 31, 2019, from $202.8 million in the year ended December 31, 2018, an increase in cash flows of $64.5 million. The decrease in the use of cash from financing activities in the year ended December 31, 2019 was primarily due to the receipt of loans of $1,800.0 million compared to $9.6 million in the year ended December 31, 2019, which is an increase in cash generated of $1,790.4 million, partially offset by an increase in bank loan and bond repayments of $1,533.2 million, an increase in cash interest paid and costs paid on early settlement of loans of $17.2 million, an increase fees paid on loans and derivative instruments of $57.3 million and reduced net cash flows from margins (deposited)/received on non-deliverable forward instruments in Nigeria of $60.8 million. Net cash used in financing activities also includes cash outflows from payment of finance lease principal and interest of $70.0 million in the year ended December 31, 2019 due to the adoption of IFRS 16.

Capital expenditure

        Our business operations require ongoing capital expenditure, which we categorize as either non-discretionary capital expenditure or discretionary capital expenditure. Non-discretionary capital expenditure is non-cash flow generating in nature, and consists primarily of maintenance capital expenditure, as well as general corporate capital expenditure, which consists primarily of spending on information technology infrastructure. Discretionary capital expenditures are those made with respect to activities that we believe exhibit sufficient potential to enhance long-term growth or margin improvement. This includes amounts incurred for the construction of New Sites, the addition of Colocation Tenants and Lease Amendments, the purchase of land and the decommissioning and rationalization of towers. We include the cost of these items on our balance sheet when we take ownership and/or control of the asset.

        We made payments for capital expenditures of $251.3 million, $378.0 million and $258.3 million for the years ended December 31, 2017, 2018 and 2019, respectively.

        Our future capital expenditures are a function of New Site construction, maintenance of sites, augmentation of existing sites to accommodate new Tenants and any decommissioning of Towers. We expect our 2020 total capital expenditures will be between $285 million and $315 million.

Contractual obligations and commitments

        The following table summarizes our contractual obligations as of December 31, 2019 ($ in thousands):

Obligation	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Bank and Senior Notes borrowings(1)	244,957	666,072	597,585	1,509,813	3,018,427
Lease obligations	28,158	44,710	47,504	222,208	342,580
Decommissioning and site restoration obligations	3,767	—	—	29,801	33,568
Purchase commitments(2)	97,550	—	—	—	97,550

Total	374,432	710,782	645,089	1,761,822	3,492,125

(1)
Bank and Senior Notes borrowings include future interest payments. Subsequent to December 31, 2019, the Zambia bank borrowings have been refinanced. Subsequent to December 31, 2019, IHS Netherlands Holdco B.V. secured commitments to purchase an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes. Contractual obligations reflect those as at December 31, 2019.

(2)
Purchase commitments relate to the supply of property, plant and equipment.

Indebtedness

IHS Holding Revolving Credit Facility

        IHS Holding Limited entered into a new $225 million revolving credit facility agreement dated March 30, 2020, or the IHS Holding Revolving Credit Facility, between, amongst others, IHS Holding Limited, Citibank, N.A., London Branch as global coordinator, Citibank, N.A., London Branch, ABSA Bank Limited (acting through its Corporate and Investment Banking division), Goldman Sachs Lending Partners LLC, J.P. Morgan Securities plc, London Branch and Standard Chartered Bank Dubai International Financial Centre Branch, regulated by the Dubai Financial Services Authority, as mandated lead arrangers, Citibank Europe Plc, UK Branch, as facility agent and the financial institutions listed therein as the original lenders. The IHS Holding Revolving Credit Facility replaced the previous $120 million revolving credit facility. The IHS Holding Revolving Credit Facility is denominated in U.S. dollars and is governed by English law. Each of IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria are guarantors under the IHS Holding Revolving Credit Facility.

        The interest rate per annum applicable to loans made under the IHS Holding Revolving Credit Facility is equal to LIBOR plus a margin of 3.00% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, fees for utilization and fees to the agents.

        Funds borrowed under the IHS Holding Revolving Credit Facility can be applied towards general corporate purposes including, but not limited to, the financing of (a) New Site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).

        Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments under the IHS Holding Revolving Credit Facility by giving three business days' prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the IHS Holding Revolving Credit Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Revolving Credit Facility; and (ii) upon the occurrence of a change of control as defined in the credit agreement governing the IHS Holding Revolving Credit Facility.

        The credit agreement governing the IHS Holding Revolving Credit Facility contains customary information and negative covenants (including, without limitation, a negative pledge, subject to certain agreed exceptions and materiality carve-outs). The credit agreement governing the IHS Holding Revolving Credit Facility requires us to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The credit agreement governing the IHS Holding Revolving Credit Facility contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

        The IHS Holding Revolving Credit Facility will terminate in March 2023 unless further extended in accordance with its terms. As of June 30, 2020, the IHS Holding Revolving Credit Facility was undrawn and had $225 million in available borrowing capacity, which could be increased to up to $300 million.

IHS Netherlands Holdco B.V. Notes

        On September 18, 2019, our wholly owned subsidiary, IHS Netherlands Holdco B.V., issued $500 million of 7.125% Senior Notes due 2025, or the 2025 Notes, and $800 million of 8.0% Senior Notes due 2027, or the 2027 Notes (and, together with the 2025 Notes, the Notes), which are guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers. The issuance of the Notes was part of a refinancing transaction (that also included the Senior Credit Facilities, as described below), the proceeds of which were used to, inter alia, repay (a) the outstanding $800 million 9.5% Senior Notes due 2021 previously issued by IHS Netherlands Holdco B.V. in 2016, (b) the INT Towers Bank Loan and (c) the IHS Nigeria Bank Loan. The 2025 Notes mature on March 18, 2025, and the 2027 Notes mature on September 18, 2027. The Notes pay interest semi-annually and the principal is repayable in full on maturity. At any time prior to September 18, 2021 for the 2025 Notes and September 18, 2022 for the 2027 Notes, IHS Netherlands Holdco B.V. may redeem up to 40% of the notes at a redemption price equal to 107.125% of the principal amount of the 2025 Notes and

108.000% of the principal amount of the 2027 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of Notes remains outstanding immediately after each such redemption. In addition, IHS Netherlands Holdco B.V. may redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the notes redeemed plus a "make-whole" premium. On or after September 18, 2021, 2022 or 2023, IHS Netherlands Holdco B.V. may redeem all or a part of the 2025 Notes at 103.563%, 101.781% and 100.000%, respectively. On or after September 18, 2022, 2023 or 2024, IHS Netherlands Holdco B.V. may redeem all or a part of the 2027 Notes at 104.000%, 102.000% and 100.000%, respectively.

        The indenture governing the Notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates. Additionally, the indenture provides the flexibility to substitute IHS Holding Limited, or any parent holding company of IHS Netherlands Holdco B.V., as the issuer of the Notes upon a qualifying initial public offering, subject to certain conditions.

        We used the proceeds from the Notes to refinance existing indebtedness, including the $800 million aggregate principal amount of 9.500% Senior Notes due 2021 issued by IHS Netherlands Holdco B.V., the IHS Nigeria Bank Loan and the INT Towers Bank Loan, pay transaction fees and expenses, to fund a partial settlement of intercompany loans and for general corporate purposes.

        On July 17, 2020, IHS Netherlands Holdco B.V. secured commitments to purchase an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes. The closing of these issuances is expected on July 31, 2020, subject to customary closing conditions. The proceeds will be used for general corporate purposes.

Senior Credit Facilities

        IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers entered into a facilities agreement dated September 3, 2019, or the Senior Credit Facilities, between, among others, IHS Netherlands Holdco B.V. as holdco and guarantor, and, IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors, each of IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors, ABSA Bank Limited (acting through its Corporate and Investment Banking division), Citibank, N.A., London Branch, Goldman Sachs Bank USA, J.P. Morgan Securities plc, FirstRand Bank Limited (London Branch) (acting through its Merchant Bank division) and Standard Chartered Bank, as mandated lead arrangers, Ecobank Nigeria Limited as agent and the financial institutions listed therein as the original lenders. The Senior Credit Facilities were entered into as part of a wider refinancing exercise (that also included the issuance of the Notes, as described above) of our Nigeria group debt. The Senior Credit Facilities are governed by English law. The Senior Credit Facilities also include customary negative and financial covenants that limit certain activities of IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers.

        The interest rate per annum applicable to loans made under the Senior Credit Facilities is equal to: (a) in relation to the U.S. dollar facility, LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50%) or decreased subject to certain tests, including the relevant leverage ratio of our group) and had an original principal amount of $110.0 million; and (b) in relation to the Naira facility, NIBOR (subject to a zero floor) plus a margin of 2.50% per annum and had an original principal amount of 141.3 billion (approximately $390 million). IHS Netherlands Holdco B.V. also pays certain other fees and costs, including fees for undrawn commitments, management fees, participation fees and fees to the agent.

        Funds borrowed under the Senior Credit Facilities were to be applied towards, inter alia, refinancing certain indebtedness of INT Towers, general corporate and working capital purposes, and funding a partial settlement of intercompany loans.

        Each facility under the Senior Credit Facilities will terminate on the date falling 60 months after the date of the first utilization of that facility. The Senior Credit Facilities will be repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments under the Senior Credit Facilities by giving five business days' prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Senior Credit Facilities requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

IHS Côte d'Ivoire S.A. Facility

        On June 30, 2015, IHS Côte d'Ivoire S.A. entered into a credit agreement with Citibank Côte d'Ivoire, Ecobank Côte d'Ivoire, Sociéte Genérale de Banques en Côte d'Ivoire, The Standard Bank of South Africa Limited and Standard Chartered Bank, as amended and restated on August 11, 2017, split into one tranche with a total commitment of €52 million, or the IHS Côte d'Ivoire Euro Tranche, and one tranche with a total commitment of XOF 44.6 billion, or the IHS Côte d'Ivoire XOF Tranche, collectively the IHS Côte d'Ivoire S.A. Facility. The IHS Cote d'Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The IHS Côte d'Ivoire Euro Tranche was issued at an interest rate of 3.75% plus EURIBOR, (subject to a zero floor), and the IHS Côte d'Ivoire XOF Tranche was issued at an interest rate of 6%. The IHS Côte d'Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d'Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d'Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the IHS Côte d'Ivoire S.A. Facility. The IHS Côte d'Ivoire S.A. Facility will expire in August 2022. This facility was fully drawn down in 2017.

IHS Zambia Limited Facility

        On March 6, 2014, IHS Zambia Limited entered into a credit agreement with Standard Chartered Bank, BMCE Bank International Plc, Investec Africa Credit Opportunities, certain Investec Credit Opportunities Funds, Federated Project and Trade Finance Core Fund and CDC Group plc, as amended and restated, from time to time, including in July 2017, with a total commitment of $137.1 million or the IHS Zambia Limited Facility, split into four different facilities, three of them totaling aggregate commitments representing $81.1 million (the Major Tranches) and a fourth facility for aggregate commitments representing $56.0 million (the Ancillary Tranche). The IHS Zambia Facility was amended in July 2020, with a revision to the repayment profile, amending financial covenant thresholds and a voluntary prepayment to BMCE Bank International Plc. The IHS Zambia Facility is guaranteed by IHS Holding Limited. The IHS Zambia Limited Facility was issued at an interest rate of (a) 5% plus LIBOR (subject to a zero floor) for the Major Tranches and (b) 5.50% plus LIBOR (subject to a zero floor) for the Ancillary Tranche. The IHS Zambia Limited Facility contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to

EBITDA ratios and interest coverage ratios, each as defined in the IHS Zambia Limited Facility. The respective facilities comprising the IHS Zambia Limited Facility will expire in July 2023 for the Major Tranches and in July 2025 for the Ancillary Tranche. This facility was fully drawn down in 2020.

IHS Rwanda Limited Facility

        On May 31, 2014, IHS Rwanda Limited entered into a common terms agreement, or the CTA, with IFC, FMO, Access Bank (Rwanda) Ltd, Ecobank Rwanda Limited, Guaranty Trust Bank (Rwanda) Ltd, I&M Bank (Rwanda) Limited and KCB Bank Rwanda, or collectively the Commercial Lenders, as amended from time to time. Pursuant to the CTA, IHS Rwanda Limited entered into the following credit agreements: a credit agreement with IFC with a total commitment of up to $25 million, or the IFC Facility, a credit agreement with FMO with a total commitment of up to $20 million, or the FMO Facility, and a credit agreement with the Commercial Lenders with a total commitment of up to RWF 13.8 billion, or the RWF Facility, together with the IFC Facility and the FMO Facility, collectively, the IHS Rwanda Limited Facility. The IHS Rwanda Facility is guaranteed by IHS Holding Limited. As of December 31, 2018, the IHS Rwanda Limited Facility was only partially utilized as follows: $15.7 million was utilized of the IFC Facility, $12.7 million was utilized of the FMO Facility and RWF8.7 billion was utilized of the RWF Facility. The remainder of the IHS Rwanda Limited Facility was cancelled. The IFC Facility and FMO Facility were issued at an interest rate of 6.5% plus LIBOR (subject to a zero floor), and the RWF Facility was issued at an interest rate of 16.0%. The IHS Rwanda Limited Facility contains customary information and negative covenants and requires IHS Rwanda Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Rwanda Limited maintain specified net debt to EBITDA ratios, prospective debt service coverage ratios, financial debt to contributed capital ratios and restrictions on capital expenditures, each as defined in the CTA governing the IHS Rwanda Limited Facility. The IHS Rwanda Limited Facility will expire in June 2022.

IHS Cameroon S.A. Facility

        On June 30, 2015, IHS Cameroon S.A. entered into a credit agreement with Ecobank Cameroun, Ecobank Congo, Ecobank Gabon, Société Générale Cameroun, Société Générale Congo, Société Générale de Banques en Guinée Equatoriale, Citibank, N.A., London Branch and Standard Chartered Bank, split into one tranche with a total commitment of €43 million, or the IHS Cameroon Euro Tranche, and one tranche with a total commitment of XAF 42 billion, or the IHS Cameroon XAF Tranche, collectively the IHS Cameroon S.A. Facility. The IHS Cameroon S.A. Facility is guaranteed by IHS Holding Limited. The IHS Cameroon Euro Tranche was issued at an interest rate of 3.75% plus EURIBOR (subject to a zero floor), and the IHS Cameroon XAF Tranche was issued at an interest rate of 6.5%. The IHS Cameroon S.A. Facility contains customary information and negative covenants and requires IHS Cameroon S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Cameroon S.A. maintain specified net debt to EBITDA ratios, debt to equity ratios and interest coverage ratios, each as defined in the IHS Cameroon S.A. Facility. The IHS Cameroon S.A. Facility expired in June 2020. This facility was fully drawn down in 2015 and fully repaid on June 15, 2020.

IHS Kuwait Facility

        On April 19, 2020, IHS Kuwait Limited entered into a credit agreement with Al Ahli Bank of Kuwait K.S.C.P and Mashreq Bank PSC, Kuwait Branch, with a total commitment of KWD equivalent of USD 85 million, or the IHS Kuwait Limited Facility. The IHS Kuwait Limited Facility was issued at an interest rate of 2.00% plus KIBOR. The IHS Kuwait Limited Facility contains customary information and negative covenants and requires IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the credit agreement, each as defined in the IHS Kuwait Limited Facility. The IHS Kuwait Limited Facility will expire in April 2029. This facility currently remains undrawn.

CSS Facilities

        On February 5, 2020, Cell Site Solutions—Cessao de Infraestruturas S.A. entered into a credit agreement with Itau Unibanco S.A., with a total commitment of BRL 170 million, or the Itau Cell Site Solutions—Cessao de Infraestruturas S.A. Facility. On June 10, 2020, Cell Site Solutions—Cessao de Infraestruturas S.A. extended the termination date with Itau Unibanco S.A., with the total commitment of BRL 170 million remaining unchanged. The Itau Cell Site Solutions—Cessao de Infraestruturas S.A. Facility was issued at an interest rate of 3.85% plus CDI. The Itau Cell Site Solutions—Cessao de Infraestruturas S.A. Facility contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The Itau Cell Site Solutions—Cessao de Infraestruturas S.A. Facility will expire in June 2021. This facility was fully drawn down in February 2020.

        On May 30, 2019, Cell Site Solutions—Cessao de Infraestruturas S.A. entered into a credit agreement with Banco Safra S.A., with a total commitment of BRL 30 million, or the Safra Cell Site Solutions—Cessao de Infraestruturas S.A. Facility. On May 30, 2020, Cell Site Solutions—Cessao de Infraestruturas S.A. extended the termination date with Banco Safra S.A., with the total commitments of BRL 30 million remaining unchanged. The Safra Cell Site Solutions—Cessao de Infraestruturas S.A. Facility was issued at an interest rate of 3.85% plus CDI. The Safra Cell Site Solutions—Cessao de Infraestruturas S.A. Facility contains restrictions on dividends, intercompany loans where and capital reductions. The Safra Cell Site Solutions—Cessao de Infraestruturas S.A. Facility will expire in June 2021. This facility was fully drawn down in May 2019.

Off-balance sheet arrangements

        We have no off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

        Our activities expose us to a variety of market risks. Our primary market risk exposures relate to foreign exchange rates, interest rates and counterparty credit risks. Where appropriate, we use derivative financial instruments solely for the purpose of hedging the currency risks arising from our operations and sources of financing. We do not enter into derivative financial instruments for speculative purposes.

        The following discussion and analysis only addresses our market risk and does not address other financial risks we face in the normal course of business, including credit and liquidity risk. There has been no material change to our market risk in the year ended December 31, 2019. See "Risk Factors—Shortage of U.S. dollar, euro or other hard currency liquidity in the markets in which we operate may adversely affect our ability to service our foreign currency liabilities."

Foreign exchange risk

        We operate internationally, predominantly in emerging and less developed markets, and are exposed to foreign exchange risk as a result. A material change in the value of any such foreign currency could adversely affect our cash flow and results of operations. We are exposed to exchange rate risk to the extent that balances and transactions are denominated in a currency other than the functional currency in which they are measured. In managing foreign exchange risk, we aim to reduce the impact of short-term fluctuations on earnings. We have no export sales but we have customers that are either contracted using lease fees quoted in U.S. dollars or other foreign currencies but with foreign exchange indexation. Our significant exposure to currency risk relates to our loan facilities that are mainly in U.S. dollars or euro. We manage foreign exchange rate risk through our revenue contract foreign exchange resets, the use of derivative financial instruments such as currency swaps and forward contracts. We monitor the movement in the currency rates on an ongoing basis. The currency exposure arising from cash and cash equivalent assets denominated in foreign currencies is managed primarily by setting limits on the percentage of net assets that may be invested in such deposits.

        During the year ended December 31, 2019, we had a $48.6 million net foreign exchange loss arising from Kwacha to U.S. dollar exchange. Our exposure to foreign exchange rate fluctuations is primarily in the Nigeria segment, which has the largest value of U.S. dollar denominated debt. Based on foreign exchange rates as of December 31, 2019, a 5% appreciation of the Naira compared to the U.S. dollar would have resulted in an approximately $104.6 million net foreign exchange gain during the year ended December 31, 2019. Conversely, a 5% depreciation of the Naira compared to the U.S. dollar would have resulted in an approximately $104.6 million net foreign exchange loss during the year ended December 31, 2019. See Note 4(b)(i) to the audited consolidated financial statements included elsewhere in this prospectus.

Interest rate risk

        Our main interest rate risk arises from long-term borrowings with variable rates. Our borrowings at variable rate are mainly denominated in U.S. dollars. Our fixed rate borrowings and receivables are carried at amortized cost. They are therefore not subject to interest rate risk as defined by IFRS, since neither the carrying amount nor the future cash flows will fluctuate because of a change in market interest rates.

        During the year December 31, 2019, our loss for the year was $423.5 million. If interest rates increased by 1%, our loss for the year would have increased by $3.0 million during the year ended December 31, 2019. Conversely, a 1% decrease in interest rates would have resulted in a $2.7 million decrease in loss for the year during the year ended December 31, 2019.

        Further information about our financial risk management can be found in Note 4(b)(ii) to the audited consolidated financial statements included elsewhere in this prospectus.

Counterparty Credit Risk

        Counterparty credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. We utilize data and market knowledge to determine the concentration of risk by reference to independent and internal ratings of customers. Risks surrounding counterparty performance could ultimately impact the amount and timing of our cash flow and future profits. We seek to mitigate counterparty credit risk by having a diversified portfolio of counterparties.

Liquidity Risk

        Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

        We have a clear focus on ensuring we have sufficient access to capital to finance growth and to refinance maturing debt obligations. As part of the liquidity management process, we have various credit arrangements that can be utilized to meet our liquidity requirements. At December 31, 2019, we had utilized $2.0 billion of $2.1 billion credit facilities.

        Typically, our credit terms with customers are more favorable compared to payment terms to our vendors in order to help provide sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot be reasonably predicted, such as natural disasters.

Critical accounting policies and significant judgments and estimates

        The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

        Our accounting policies which reflect the most critical judgments, accounting estimates and assumptions include assessment of the appropriate foreign exchange rate; asset impairment testing; the assessment of control over a subsidiary, INT Towers, where we had an indirect minority shareholding; share-based payment and warrant obligation valuations; recognition of restricted cash and regulatory accruals and are discussed in further detail in Note 3 to the audited consolidated financial statements that appear elsewhere in this prospectus.

        For a summary of all of our significant accounting policies, see Note 2 to the audited consolidated financial statements included elsewhere in this prospectus.

Recent accounting pronouncements

        New standards and interpretations not yet adopted are also disclosed in Note 2.1.1(b) to the audited consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

        We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world. We operate in multiple markets throughout Africa and have recently begun operations in Kuwait and Latin America. We carefully select our markets based upon several key criteria including macroeconomic trends, telecommunications operators and the landscape and overall environment for wireless communications and infrastructure, which we believe are the core demand drivers for our business.

Introduction

        We believe that the environment in which a tower infrastructure company operates is critical to its success in the long-term. Based on our experience and the history of the towers industry, we believe the following features make a market particularly suited for the success of an established tower operator:

  •
  A vibrant wireless telecommunications market featuring a large subscriber base, which includes an attractive demographic profile, increasing data and voice consumption of mobile services and demanding end users with increasing expectations in the quality of their mobile services;

  •
  Two or more large scale MNOs operating in the market, each with aggressive network strategies aimed at satisfying their customers' needs, backed by strong financial performance and a healthy balance sheet;

  •
  Structurally growing wireless tower and other communications-related infrastructure needs, driven by the secular increase in end users' reliance on mobile communications for a growing share of their activities;

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  A consistent track record of tower infrastructure outsourcing, reliance on colocation and wide acceptance of the benefits of tower sharing by MNOs;

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  A favorable regulatory environment for tower infrastructure, where telecommunications regulatory bodies work with MNOs and tower operators to ensure customers have an enhanced quality of service;

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  A well-established contractual framework between MNOs and tower operators, featuring a commitment by MNOs to forge long-term contractual relationships with tower operators offering strong visibility on lease fees in return for a commitment to the highest quality of service and the development of a mutually beneficial working relationship in the long run; and

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  Favorable macroeconomic and demographic conditions underpinned by a stable political and legal system, where demographic trends support a growing economy with the benefits of economic development widely shared through a strong and growing middle class, and where businesses are confident to invest based on the effective rule of law and protection of contractual obligations.

        We believe that the markets we operate in encompass many of these attributes, which helps to facilitate our success.

Macroeconomic Overview

        Several key macroeconomic trends influence the propensity to adopt wireless telecommunication services, and thereby drive the expected long-term demand for telecommunications infrastructure and network capacity. We seek out markets that demonstrate these trends and that we believe will provide long-term growth and appropriate risk-adjusted returns.

        Population Growth:    Our markets exhibit high population growth rates. As of 2019 there were approximately 594 million people in our markets, including Kuwait and Latin America, and analysts estimate that number could reach approximately 644 million by 2024. The CAGR of the population in our markets, including Kuwait and Latin America, has averaged 2.4% from 2014 to 2019 and the population is forecasted to grow at a 2.3% CAGR from 2019 to 2024, which exceeds the global average of 1.0% according to The World Bank.

        Population Age:    In our markets, including Kuwait and Latin America, approximately 106 million people are between the ages of 15 and 24. The median age across our markets, including Kuwait and Latin America, is approximately 20 years old compared with the global median age of 31 years old, according to the United Nations. In addition, approximately 15% of the total population in our markets, including Kuwait and Latin America, or approximately 89 million people, are between the ages of 25 to 34. With many "high demand" users, our markets continue to see increasing voice usage and strong demand increases for data. This segment represents a key portion of the expanding middle-class, who tend to find wireless telecommunications services to be critical to their day-to-day lives. The increase in total users and demand for quality data services is expected to drive demand for more wireless infrastructure.

        Increasing Urbanization:    Countries with a higher degree of urbanization typically have higher mobile penetration rates, higher ARPU and more rapid deployment of next generation wireless technology and networks, which drive demand for additional telecommunications infrastructure. Many of our markets, including Kuwait and Latin America, have urban populations that are approaching or exceed 54% of the total population, while Rwanda has urbanization levels that are lower but growing rapidly. The majority of our markets are experiencing increasing urbanization levels, which are expected to support demand for additional telecommunications infrastructure.

        GDP Growth and Wireless Telecommunications as a Core Driver:    The markets in which we operate typically demonstrate high GDP growth relative to more developed markets. Higher GDP growth generally translates into a larger middle class with higher disposable incomes to consume wireless telecommunications, as compared to when such markets were less developed. Mobile subscribers are expected to continue to use their handsets for increasingly integrated communications, social, entertainment and business applications. In many of our markets, the handset has generally become an increasingly important part of everyday life. More businesses are leveraging the productivity benefits of enhanced telecommunications services and individuals are demanding more and better communications services, which in turn contributes to further GDP growth. The resulting impact on GDP growth has a positive impact on broader economic development and creates steady demand for increased telecommunications infrastructure.

	Nigeria	Zambia	Rwanda	Côte d'Ivoire	Cameroon	Kuwait	Brazil	Peru	Colombia	Total
2019 Population (millions)	211	18	13	26	26	4	213	33	50	594
Growth (CAGR '19-'24)	2.5%	2.9%	2.2%	2.5%	2.5%	1.4%	0.6%	1.1%	0.7%	2.3%
Median Age (2018)	18	16	19	19	18	28	32	28	30	20
Percent urban (2018)	50%	44%	17%	51%	56%	100%	87%	78%	81%	54%
2019 Nominal GDP ($ billions)	444	25	10	45	39	137	1,962	229	334	3,226
Growth (CAGR '19-'24)	11.2%	4.5%	9.1%	9.0%	7.5%	4.6%	4.7%	5.6%	5.5%	9.3%
Real 2019 GDP per capita ($ thousands)	5.2	3.6	2.0	3.9	3.4	64.7	14.1	12.7	5.5	8.9
Growth (CAGR '19-'24)	0.0%	(0.3)%	5.6%	4.2%	2.5%	1.4%	1.6%	2.8%	3.0%	1.0%
Credit Rating (S&P / Moody's)	B– / B2	CCC / Ca	B+ / B2	NR / Ba3	B– / B 2	AA– / Aa2	BB– / Ba2	A– / A3	BBB / Baa2
2019 Total Mobile Revenue ($ millions)	$7,620	$511	$183	$1,529	$942	$2,621	$14,985	$2,782	$3,274	$34,446
Percentage of GDP	1.7%	2.1%	1.8%	3.4%	2.4%	1.9%	0.8%	1.2%	1.0%	1.9%

Source: Analysys Mason, IMF, IDB, C-GID, National Institute of Statistics Rwanda, World Bank, United Nations, Credit Rating Reports, Bloomberg.

Note: All metrics excluding Population, Nominal GDP and Total Mobile Revenue are weighted based on IHS' Towers per market.

Nigeria

        Nigeria is the most populous country in Africa with the majority of the population concentrated in the southern coastal regions. As of 2019, the total population of Nigeria was 211 million and it is expected to grow at a 2.5% CAGR from 2019 to 2024 to increase to 240 million. According to the World Population Prospectus published by The United Nations, it is projected that Nigeria will become the third most populous country globally by 2050.

        Nigeria is Africa's largest economy by GDP, and is estimated to have the highest GDP growth rate of all our markets. Nigeria has historically been one of the largest crude oil exporters in the world. Weakness in oil prices resulted in a decline in GDP of 7.6% annually between 2013 and 2017, however GDP returned to growth in 2018 at a rate of 5.6% following a rebound in oil prices, combined with a stabilizing currency. Nigeria is poised to grow its GDP at an 11.2% annual rate from 2019 through 2024. In recent years, Nigeria has made strides to diversify its economy away from the oil industry, focusing on manufacturing, agriculture and telecommunications. Total mobile service revenue currently makes up approximately 2.0% of private consumption and we believe it will continue to play a key role in the economy going forward.

        Nigeria's favorable demographics are expected to support growth in the telecommunications industry. The population is one of the youngest in the world, with a median age of 18 years as of 2018. Approximately 34% of the population is between the ages of 15 and 34 as of 2018, and this proportion of the population is expected to grow to 35% from 2018 to 2030. Nigeria's rate of urbanization also makes it an attractive market. The World Bank estimates that the urban population in Nigeria increased from 39% in 2005 to 50% in 2018 with an estimated 40% of the population concentrated in 7% of the national territory. Nigeria has a sizable urban population that is concentrated.

        Following a recession brought on by low oil prices, Nigeria is forecasted by the IMF to continue its recovery in the short and medium term with nominal GDP growth expected through to 2030. Oil prices can be subject to volatile movements as a result of certain macroeconomic factors, including the drone attack on certain Saudi Aramco sites in September 2019, increased political tension between the United States and Iran in January 2020 and an oil price war between Saudi Arabia and Russia in March 2020. Such events can drive large increases or decreases in oil prices.

        The growth in population, a large youth demographic and increasing levels of urbanization are all characteristics that are expected to support demand for telecommunications infrastructure.

Côte d'Ivoire

        Côte d'Ivoire has been, and continues to be, one of the fastest growing economies in West Africa. Robust historical economic growth, albeit affected recently by a fall in commodity prices, has increased Côte d'Ivoire's GDP per capita at a CAGR of 5.2% from 2014 to 2019. The country may experience a period of economic uncertainty related to the upcoming 2020 election. Nonetheless, nominal GDP is set to continue growing at high single digits, and GDP per capita estimated to grow at a 4.2% CAGR from 2019 to 2024. GDP growth is supported by gains in private consumption, foreign investment and the government's pro-business agenda. Strong growth in GDP and GDP per capita could increase personal wealth, which could lead to expansion of the middle class.

        In addition to favorable economic fundamentals, Côte d'Ivoire also has compelling demographics, such as strong population growth, a young population and a sizable urban population. The population is estimated to grow 2.5% from 2019 to 2024 to increase from 26 million to 29 million. As of 2018, close to 19 million, or 75%, of Côte d'Ivoire's population is under the age of 35 and over 12 million, or 48% of the population, is between the ages of 10 to 34. The portion of the population in this age range is estimated to increase to almost 16 million by 2030. In addition, the urban population is 51% of the total population, which represents approximately 13 million people as of 2018. The combination of increased wealth and a growing young population is expected to drive an increase in demand for data and mobile services, which in turn is expected to drive demand for additional network capacity sites.

        Côte d'Ivoire's currency, the West African CFA Franc, has been pegged to the euro since 1999. It was announced in December 2019 that Côte d'Ivoire, and seven other African countries, would cease to use the West African CFA franc and switch to the Eco, which is understood to remain pegged to the euro. It is unclear if the exchange rate at which the peg is formed will remain unchanged from the level at which the West Africa CFA Franc has been pegged. A peg to the euro has historically created a stable economic and currency environment, and is expected to continue to act as a source of economic stability in the future. This stability brings increased foreign direct investment. Côte d'Ivoire has issued in the Eurobond market on numerous occasions in the recent past, including a bond maturing in 2030 paying a 5.25% coupon and another bond maturing in 2048 paying a 6.625% coupon. Inflation is forecast to stabilize at a long-term steady state of 2.0% per year.

Cameroon

        Recent conflicts and foreign exchange restrictions have impacted Cameroon's economy in recent years. Conflict in Cameroon's Northwest and Southwest regions since September 2017, known as the Anglophone War, has caused significant economic disruption. Despite recent challenges, Cameroon's GDP per capita grew at an annual rate of 1.8% from 2014 to 2019. This growth is estimated to continue at an average annual rate of 2.5% from 2019 to 2024. Cameroon's population was 26 million in 2019 and it is estimated to grow to 29 million by 2024, which represents an average annual growth rate of 2.5%. Cameroon's population is also young with 29% of the population under the age of 10 as of 2018. Cameroon has a growing market with youthful consumers and increasing spending power. People between the ages of 10 and 34, whom are generally considered to be early adopters of new technology, comprise 47% of Cameroon's population as of 2018. We believe a sizable youth population should be favorable to demand for, and investment in, the mobile communications market.

        Cameroon's stability, particularly regarding inflation, is supported by its membership in CEMAC. Within the group, six member states' foreign exchange reserves are pooled at the regional level at the Bank of Central African States, which is designed to provide a buffer against country-specific balance of payments movements. The Bank of Central African States' primary monetary policy objective is to ensure price stability, and secondly to support CEMAC economic policies. It is responsible for conducting monetary and exchange rate policies, managing the members' foreign exchange reserves and issuing the zone's currency. The monetary arrangement for the Central African Franc (CFA) zone mitigates the risks related to substantial exchange rate volatility and helps control inflation. Temporary price spikes in the Central African Franc (CFA) zone are mostly related to commodity price swings and weather-related shifts in agricultural production.

        Cameroon's currency, the CFA Franc, has also benefitted from its peg to the euro. The peg has led to largely stable inflation rates, which have averaged 1.5% annually between 2014 and 2019. Inflation is expected to remain below the CEMAC benchmark of 3.0% annually in the medium-term.

Zambia

        GDP per capita in Zambia grew at a 0.3% CAGR from 2014 to 2019. This minimal growth was the result of a fall in copper prices and power outages which adversely affected the economy between 2014 and 2016. The economy recovered in 2017, as nominal GDP grew at 23% year over year. However, 2018 saw an additional economic shock, due to the lowest level of foreign direct investment for the past seven years. This was due to announcements regarding the increases in taxes imposed on mining companies, mining code revisions and high interest rates. GDP per capita is expected to decrease at a CAGR of 0.3% from 2019 to 2024 driven by currency devaluation, which in turn is the result of a regional drought and persistent budget deficits. Annual inflation peaked at 18% in 2016 as a result of a nationwide power outage, followed by a period of stabilization through 2018 as the Bank of Zambia increased interest rates. Inflation is expected to increase again in 2019 and 2020 due to a prolonged regional drought, before stabilizing at 8% in 2021. Historically, copper mining has been a large part of the economy; however, the government recognizes the need to diversify the economy.

        Zambia's population growth and young population are attractive to the telecommunications industry. Zambia's population is estimated to expand at 2.9% annually from 2019 to 2024. As of 2019, Zambia had a population of 18 million, which is estimated to increase to 21 million by 2024. With 8 million people, or 46% of the population, under the age of 15 as of 2018, Zambia ranks among the youngest countries in the world by median age. In 2018, over 44% of Zambia's total population, or 7.8 million people, were located in urban areas. The level of urbanization is low compared to other countries, however it is anticipated that this level will significantly improve. Population growth and changing age demographics are likely to drive further demand for mobile services, which in turn is expected to drive demand for additional network capacity.

Rwanda

        Rwanda has a relatively stable macroeconomic environment with healthy economic growth. Since 2014, GDP per capita has grown steadily, increasing at an average rate of 4.9% annually. Although Rwanda's GDP per capita is lower than our other African markets, it is expected to expand at a more rapid pace, at 5.6% per year from 2019 to 2024. While Rwanda has experienced high inflation rates in the past, inflation has remained stable over the last several years and is expected to stabilize at 5.0% annually. Rwanda was ranked 38th in the 2019 Ease of Doing Business rating and was the 48th least corrupt country in the 2018 Corruption Perceptions Index.

        Rwanda has a favorable demographic profile, which is characterized by a young and growing population. The population of Rwanda was 13 million in 2019 and it is estimated to grow to 14 million by 2024. The urban population in Rwanda is comprised of approximately 17% of the population in 2018. While the urbanization level is lower in Rwanda relative to our other African markets, its population density is attractive to the telecommunications sector. In 2018, the average population density was 499 inhabitants per square kilometer, up from 407 inhabitants per square kilometer in 2010. As of 2018, a large portion of the population is young, with 77% of the population, or approximately 10 million people, under the age of 35. Moreover, over 41% of the population of Rwanda is under the age of 15.

        We believe that Rwanda offers an attractive market for the telecommunications industry as younger people are typically early technology adopters, whose social interactions and jobs are more likely to be dependent on mobile devices and data.

Kuwait

        Kuwait's GDP per capita is estimated to grow by 1.4% from 2019 to 2024. While growth has been impacted by declining oil prices, increased private consumption continues to be a driver of current and future growth. Although Kuwait's economy is largely petroleum-based, it also has a strong financial services sector. Recent initiatives to increase foreign investment are expected to drive growth in the information technology and services sectors. We believe that further investment in these sectors could drive incremental demand for telecommunications.

        Kuwait's literacy rate of approximately 96%, according to The World Bank, provides a skilled labor force and contributes to low unemployment, which was reported to be 1.3% in 2018 by the IMF. As of 2019, Kuwait's GDP per capita is approximately $65,000 annually. Consumers with higher levels of disposable income are typically more able to afford the latest technological devices, demand high levels of service and consume large amounts of data. With high GDP per capita, Kuwait is an attractive market, characterized by high ARPU and a stable communications industry. Kuwait has a population of 4.3 million people, of which 100% are classified as living in urban areas. As of 2018, Kuwait's population between the ages of 10 and 34 comprises 45% of the total population. MNOs and telecommunications infrastructure providers typically view this age group positively as they tend to be early adopters of new technology. The Kuwaiti dinar, which is pegged to a basket of undisclosed foreign currencies, is expected to remain stable compared to the U.S. dollar.

Brazil

        On December 23, 2019 we announced we had entered into an agreement to purchase the infrastructure solutions provider, Cell Site Solutions (CSS) from affiliates of Goldman Sachs and Centaurus Capital LP. The transaction closed on February 18, 2020. CSS has 2,251 towers in Brazil and an additional 51 and 10 towers, in Peru and Colombia respectively. Strong population growth, high urbanization and population density in our three new Latin American markets should have a positive impact on the demand for mobile services and creates a need for capacity sites.

        Brazil is the largest country in Latin America and the fourth largest country in the world by area, as well as the fifth most populous country in the world. According to the World Bank, Brazil is the 9th largest country in the world by GDP. Brazil recently experienced economic challenges, as evidenced by an annual contraction in GDP of 4.4% between 2014 and 2019. According to the IMF, inflation peaked at 9% in 2015, but has since stabilized to around 4% in 2019. Following the economic downturn, the country has stabilized from an economic and political perspective.

        Nominal GDP has stabilized and is expected to grow at a CAGR of 4.7% from 2019 to 2024. GDP growth is expected to be supported by gains in private consumption. Real GDP per capita is approximately $14,000 in 2019, which is comparable to other Latin American countries, and has potential for outsized growth. Further, a strong policy framework is expected to better anchor inflation expectations. Inflation is expected to stabilize at a long-term steady state of 3.5% per year. Consequently, the national currency, the Brazilian Real, is also expected to stabilize after realizing significant depreciation in recent years.

        As the most populous country in Latin America, Brazil has attractive demographics. The population is estimated to grow 0.6% per year from 2019 to 2024, increasing from 213 million to 220 million. The population is also young, with 114 million or 54% under the age of 34 as of 2018. In addition, Brazil's population is highly urban and densely concentrated with the bulk of the population located in the southeast of the country, in the area between Sao Paolo and Rio de Janeiro. As of 2018, Brazil's urban population is 87% of the total population. The size, age mix, population density and urban profile of Brazil's population are all expected to have a positive impact on the demand for mobile services, which in turn is expected to drive demand for additional network capacity sites, particularly in congested urban areas.

Peru

        Peru is the fourth largest country in Latin American by population and the third largest in terms of area. Its economy has seen consistent growth since 2015, when a drop in international commodity prices led to a decrease in private consumption and investment. Post 2015, Peru's Central Bank has successfully deployed monetary policy, with inflation expected to stabilize at steady state of 2.0% per year. Nominal GDP is expected to grow at a CAGR of 5.6% from 2019 to 2024, driven by private consumption and foreign trade. Real GDP per capita is approximately $13,000, which is lower compared to other Latin American countries, with significant catch-up potential. Peru's population is largely concentrated in Lima and along the western coast of the country. As of 2018, Peru's urbanization rate was 78%, which is lower than other Latin American countries, but is still regarded as highly urbanized. The population is expected to grow from 33 million to 35 million at a CAGR of 1.1% from 2019 to 2024.

Colombia

        Colombia is the third largest country in Latin America by population. Although Colombia has seen historical fluctuations in nominal GDP, which contracted at a CAGR of 2.5% from 2014 to 2019, this is expected to stabilize going forward. From 2019 to 2024 nominal GDP is expected to grow at a CAGR of 5.5%, driven partly by increasing private consumption. Both private consumption per capita and real GDP per capita, at approximately $5,500, are at the lower end of benchmarks with significant catch-up potential.

        Colombia's central bank has kept its benchmark interest rate constant since early 2018. This is expected to help stabilize inflation at a steady state of 3.0% per year. Colombia is one of the region's most densely populated markets with the bulk of its population located in the area between the cities of Bogota, Medellin and Cali. Its population is expected to increase from 50 million in 2019 to 52 million in 2024, a CAGR of 0.7%. Its urban population is 81% as of 2018.

Telecommunications and Towers Industry

Large and Growing Wireless Telecommunications Industry

        Wireless is the main form of telecommunications:    In our markets, wireless services and networks are the primary and preferred method of telecommunications due to a lack of fixed line infrastructure.

        Large addressable market for wireless telecommunications services:    The wireless markets in which we operate are among the fastest growing in the world. In aggregate, total mobile revenues in our markets, including Kuwait and Latin America, were $34.5 billion as of 2019. The total number of wireless subscribers in these markets is estimated to increase from 577 million in 2019 to 636 million in 2024, while average mobile penetration in these markets, weighted by our Towers in each market, is expected to increase from 94% to 101% (as a result of certain users having more than one mobile phone or more than one SIM card installed on their mobile phone) from 2019 to 2024. In addition to this absolute growth in subscribers, the subscriber mix is also expected to change from mostly 2G / 3G subscribers to more data-intensive 3G, 4G and also 5G subscribers. We believe these growth trends will continue given the favorable macroeconomic and demographic factors in our markets.

        Multiple MNOs competing in the market:    Within each of our markets, there are multiple MNOs, and this dynamic can promote healthy competition in the broader telecommunications market. Telecommunications infrastructure providers typically benefit from this dynamic. Additionally, MNOs are expanding services, especially around data, that could require investment in the latest technologies, and in turn require more space and power on towers. Since a large portion of wireless subscribers in our markets are on prepaid packages and more prone to switching service providers, network quality is critical. To compete, MNOs must continually invest in their networks and service offerings. Whether MNOs deploy advanced wireless networks, increase network densification due to increased data consumption or improve ongoing network coverage to their end users, these variables drive increased demand for telecommunications infrastructure.

Attractive Opportunity for Telecommunications Infrastructure Providers

        Well-established contractual framework between MNOs and telecommunications infrastructure providers:    We believe that the outsourced tower management model is mutually beneficial to MNOs, telecommunications infrastructure providers and ultimately subscribers. MNOs benefit from their agreements with telecommunications infrastructure providers in multiple ways, including reduced operating and capital expenditures. Such outsourcing typically enables MNOs to dedicate more time and resources to enhancing service quality and innovation, customer service and marketing. Furthermore, MNOs that sell their existing towers to telecommunications infrastructure providers may also realize capital proceeds, which provide flexibility to invest in these initiatives. Outsourcing allows telecommunications infrastructure providers to use their specialized focus and relationships with MNOs and suppliers across the value chain to better manage towers, enable faster time-to-market for MNOs as well as increased MNO roll-out due to a lower capital expenditure requirement for them.

        Consistent track record of telecommunications infrastructure outsourcing:    As a result of outsourcing benefits and increasing MNO competition, MNOs in Africa and Latin America have increasingly outsourced their tower ownership to third-party operators; we believe further outsourcing opportunities remain in these regions. While the tower business model is well established in Africa and Latin America, the shift in tower ownership is in its infancy in the Middle East and could provide growth opportunities for tower companies. We believe that this trend is similar to the ones that have played out across other geographies.

        Need for additional telecommunications infrastructure:    Many emerging and some less developed markets are underinvested in telecommunications infrastructure. Strong demand for new technologies and data services is increasing the utilization on existing towers and driving the demand for new towers. For example, some African wireless networks are supporting nearly two times the number of subscribers per tower site as in the United States. The higher utilization significantly impacts network quality and is unsustainable, requiring additional network investment. Without fixed line broadband alternatives, we believe that more tower capacity may be necessary.

        Favorable regulatory environment for telecommunications infrastructure:    National telecommunications regulators encourage improved capacity, expanded coverage and improved quality of service. Growing populations and wireless usage, as well as quality of service and roll-out obligations, requires MNOs to invest in both existing and new communications equipment and tower companies filling the need to host this equipment. Tower companies play a role in implementing regulators' policy objectives on improving coverage and mitigating down-time or poor network quality. Favorable regulation contributes to encouraging investment in new infrastructure and sharing among the MNOs. We believe that the operating model of independent passive telecommunications infrastructure providers, such as ourselves, is aligned with these goals.

        High barriers to entry:    Significant resources are required to build or buy regional or national tower footprints at our scale in our markets. We have had a first mover advantage in the majority of the markets in which we currently operate as we have completed the first MNO tower purchase deals in such markets. In addition to building our scale, we have also developed significant operating expertise, which includes a local presence, tower management, site selection, development and acquisition capabilities, experience navigating regulatory processes and management of energy supply contracts. We believe that a combination of all of these factors is critical to effectively compete in our markets.

        The table below summarizes some of the key metrics as of the end of 2019 that demonstrate the expected growth in demand for wireless telecommunications services across our markets as well as broader markets:

	Nigeria	Zambia	Rwanda	Côte d'Ivoire	Cameroon	Kuwait	Brazil	Peru	Colombia	Total
Wireless Subscribers (millions)	178	17	10	34	23	7	206	41	61	577

2019 Mobile Penetration	84%	94%	74%	131%	89%	171%	96%	124%	122%	94%

2G SIM Penetration	42%	66%	81%	32%	63%	4%	10%	23%	22%	41%

3G SIM Penetration	49%	21%	16%	53%	27%	46%	15%	34%	38%	42%

4G SIM Penetration	9%	12%	3%	15%	10%	50%	75%	43%	40%	17%

2019 Smartphone Adoption	53%	35%	33%	36%	49%	86%	82%	67%	52%	52%

Data Usage (GB / user / month)	0.6	0.4	0.3	0.5	0.6	22.3	2.0	2.7	1.5	1.5

Voice Usage (Min / SIM / month)	118	91	150	106	89	113	131	171	157	115

Total towers	36,275	3,391	1,587	3,783	4,802	5,544	60,518	16,917	17,018	149,835

Subscribers per tower (thousands)	4.9	5.1	6.0	8.9	4.7	1.3	3.4	2.4	3.6	5.1

Market colocation rate	1.18x	1.47x	1.59x	1.55x	1.27x	1.02x	1.51x	1.36x	1.17x	1.28x

Source: Analysys Mason, GSMA Intelligence, TeleGeography

Note: All metrics excluding Wireless Subscribers and Total towers are weighted based on IHS' Towers.

Nigeria

History and development

        In Nigeria, MNOs have a long history of outsourcing various telecommunications infrastructure needs to independent telecommunications infrastructure providers, including the building of new towers since 2001. Managed services have been in place since 2006. Shortly thereafter, companies began sharing passive infrastructure and independent tower companies started to provide long-term leased services. In 2011, MNOs started entering into bilateral agreements to colocate on each other's sites. For MNOs, colocation offers a much more cost-effective and faster alternative to building new towers. Independent tower infrastructure operators have met the increasingly large demands of MNOs as they have aggressively pursued new subscribers.

        Between 2014 and 2016, we acquired tower portfolios from 9mobile and MTN Nigeria, and Airtel Nigeria, the third largest MNO in Nigeria, sold its towers to American Tower Corporation.

Market structure and major telecommunications infrastructure providers

        The dynamics of the Nigerian tower operator industry are, for the most part, similar to those of the established U.S. tower industry. MNOs typically prefer to outsource their passive network components because it significantly reduces their capital costs and helps manage their operating costs.

        We own 45% of the total towers in Nigeria and we are the largest telecommunications infrastructure provider in the market with 68% of the independent market towers.

Overview of the mobile telecommunications market

        The Nigerian mobile industry is the largest market in Africa with 178 million subscribers as of 2019. Mobile telecommunications is the main method of communication, which is widely utilized by Nigerians to access the internet and related wireless applications for social and business needs.

The number of mobile subscribers has grown at a 5.1% CAGR between 2014 and 2019. The wireless industry is also adapting to the increased purchasing power of the Nigerian population, as the growing number of subscribers has contributed to increased demand for smartphones and high-speed data.

        In addition to the underlying population growth, mobile penetration is projected to increase from 84% to 95% from 2019 to 2030. The increase in population and mobile penetration are expected to lead to 85 million new mobile subscribers by 2030. Currently, the average subscriber to tower ratio is at almost twice the level of the United States and close to three times the level of Europe. We believe MNOs could potentially have to add over nineteen thousand new points of presence over the next five years in order to meet the needs of their existing and new customers.

Analysis of the major MNOs

        The mobile telecommunications market in Nigeria has consolidated to around four major MNOs, each with a significant nationwide network, sizeable market share and a long operating track record in Nigeria. The table below provides an overview of the four major MNOs in the Nigerian telecommunications market:

	MTN Nigeria	Glo	Airtel Nigeria	9mobile
Service Launch Date
2G	2001	2003	2001	2008
3G	2008	2008	2009	2011
4G	2016	2016	2018	2016
Q4 2018 Subscribers (millions)	58	45	44	16
Q4 2018 Market Share	36%	28%	27%	10%
Geographical Coverage	57%	50%	48%	36%
Credit Rating (S&P / Moody's)(1)	BB– / Ba1	NR	B / Ba1	NR
2018 revenue ($ millions)(2)	3,317	1,790	1,177	538

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.

(2)
2018 revenue converted to U.S. dollars at average 2018 foreign exchange rate.

Analysis of the tower market

        Analysys Mason estimates that the total number of towers in Nigeria was 36,275 by the end of 2019, and expected to increase by 18,089 to 54,364 towers by 2030. The market colocation rate in Nigeria as of 2019 was 1.18x and is expected to increase to 1.42x by 2030, an increase of approximately 34,447 tenants. The overall market colocation rate in Nigeria is lower than our other markets mostly due to Glo. Glo is expected to continue building its own sites instead of colocating on existing tower sites, which will continue to keep the market colocation rate low. Key drivers of projected growth in towers include expectations for increased demand from MNOs due to the need to increase coverage and improve quality of service, capacity needs driven by the shift to 3G, 4G and 5G and growth in subscribers. All four MNOs are expected to continue their expansion of geographical coverage in the near future. Demand for 3G is expected to increase rapidly until 3G traffic is overtaken by 4G. Geographical 3G coverage in 2030 is assumed to be approximately 93% of the current level of 2G coverage. Roll-out of 4G is expected to continue at a rapid pace through the projection period, driven both by capacity and coverage requirements. Geographic 4G coverage is assumed to be approximately 93% of 2G coverage by 2030.

        We are the market leader in Nigeria, with 16,481 or 68% of independently owned towers as of 2019. The next largest independent tower company is American Tower Corporation, with approximately 4,900 towers. We own 45% of total towers in Nigeria. Of the major MNOs in Nigeria, Glo is the only one that still retains its own tower portfolio.

	2020E	2024E	2030E	10 Year CAGR / Change
Population (millions)	217	240	277	2.5%
Wireless Subscribers (millions)	187	219	263	3.5%
Percentage of Penetration	86%	91%	95%	9%
Towers	39,427	47,692	54,364	14,937
Tenancies	47,245	61,977	77,375	30,130
Market colocation rate	1.20x	1.30x	1.42x	0.22x
Subscribers per tower (thousands)	4.7	4.6	4.8	0.11

Source: Analysys Mason

Côte d'Ivoire

History and development

        The development of the African Coast to Europe fiber optic cable in 2012 increased competition in the telecommunications market. Shortly after the construction was completed, the first license for 3G mobile services was awarded. Commercial LTE services were first introduced in 2016, which led to more competition and the proliferation of smaller mobile operators.

        The lack of ubiquitous fixed-broadband connection led to the rise of wireless services as the primary form of telephone service. The towers industry rose out of this need to support the quickly developing mobile network. MTN Côte d'Ivoire, a leading MNO in Côte d'Ivoire was the first to sell its tower portfolio to us in 2012. Orange Côte d'Ivoire followed in 2013 by outsourcing the management of its tower portfolio.

        In March 2017, the government issued a decree that prohibits children under 16 years old from buying SIM cards. In the same year, the government required SIM registration to take place at authorized premises. The SIM registration process ended in April 2018 with limited impact on the number of mobile connections.

Market structure and major telecommunications infrastructure providers

        The telecommunications market in Côte d'Ivoire has consolidated in the recent past. Licenses of Comium, Aircom and GreenN were revoked in May 2016, leaving only three major MNOs: Orange Côte d'Ivoire, MTN Côte d'Ivoire and Moov (owned by Maroc Telecom). A fourth national mobile operating license was granted to GreenN (controlled by Libya-based Libyan Post Telecommunications & Information Technology Company) in September 2016. It subsequently emerged that the government revoked GreenN's license, as the firm had not made significant roll-out progress since September 2016. The only other active player is VipNet, who launched fixed wireless access services in 2009.

        We are the only independent telecommunications infrastructure provider in Côte d'Ivoire and we believe we are well positioned to maintain a leading position, while benefitting from the market's expected subscriber increases and network densification needs.

Overview of the mobile telecommunications market

        Similar to other African countries, mobile services are predominant in Côte d'Ivoire's telecommunications market. The majority of all telephones lines in Côte d'Ivoire are mobile phones, and the majority of internet connections are through mobile networks. The launch of 3G and 4G combined with the falling cost of smartphones is believed to have contributed to increases in subscribers. Côte d'Ivoire has experienced strong mobile SIM growth of 8.7% annually between 2014 and 2019. The mobile market in Côte d'Ivoire had over 34 million subscribers in 2019 and a mobile penetration rate of 131%. Even with relatively high mobile penetration, there is potential for growth in the market. Increases in 3G, the recent launch and rapid uptake of 4G, and other advanced services, such as the potential for 5G further in the future, are expected to drive growth.

        The 3G and 4G share of total subscriptions is estimated to reach 76% of total SIMs by 2030. In the short-term 4G traffic is expected to continue growing, forcing MNOs to invest in their 4G network to increase capacity. In the medium-term, 4G is expected to become the main mobile technology in Côte d'Ivoire, as 5G will be expected to launch in 2025. Investments in 4G infrastructure are expected to be the main drivers for site densification in the longer run. In addition, smartphone adoption, which was 36% as of 2019 is expected to continue growing, to 48% by 2024 driven by low-cost devices. The increase in the number of smartphones in Côte d'Ivoire is expected to increase data traffic, contributing to increased site densification in capacity-constrained areas.

        ARPUs are expected to fall primarily due to declining voice tariffs, as competition and consumption shifts increasingly to data. Data pricing is expected to become increasingly more important given higher 3G/4G smartphone penetration, and as price competition on data plans increases, this is expected to stimulate data demand. Mobile revenue as a percentage of private consumption was 4.6% in 2019, which is the highest among our markets. This percentage is expected to decrease to 3.1% by 2024 and further decrease to reach 2.4% by 2030. Data usage in Côte d'Ivoire has exhibited strong growth in the past two years and is expected to continue growing from 6 Gigabytes, or GB, per subscriber per year in 2019 to 26 GB per subscriber per year in 2024. By 2030, data usage is estimated to reach 51 GB per subscriber per year.

Analysis of the MNOs

        Orange Côte d'Ivoire is the main player in the market in Côte d'Ivoire and was the first to launch 3G and 4G. Orange Côte d'Ivoire, MTN Côte d'Ivoire and Moov all launched 4G services in 2016, increasing the possibility of more advanced data services and offerings such as mobile money. A strategy that appears to be in place in the market is to drive greater use of 3G, 4G and non-voice services, with some signs of price competition on data. Prices are expected to decrease in the short term, driving market demand for data services. Higher demand is expected to drive growth and could result in expansion of infrastructure to support consumption. All the MNOs have expanded their subscriber bases in the past couple of years with MTN and Moov gaining market share from the market leader, Orange. The table below provides an overview of the three major MNOs in Côte d'Ivoire's telecommunications market:

	Orange Côte d'Ivoire	MTN Côte d'Ivoire	Moov
Service Launch Date
2G	1996	1996	1996
3G	2012	2012	2012
4G	2016	2016	2016
Q4 2018 Subscribers (millions)	13	11	9
Q4 2018 Market Share	39%	34%	27%
Geographical Coverage	83%	81%	68%
Credit Rating (S&P / Moody's)(1)	BBB+ / Baa1	BB– / Ba1	NR
2018 revenue ($ millions)(2)	780	531	339

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.

(2)
2018 revenue converted to U.S. dollars at average 2018 foreign exchange rate.

Analysis of the tower market

        Analysys Mason estimates that the total number of towers in Côte d'Ivoire was 3,783 by the end of 2019, and is expected to increase by 3,286 to 7,069 by 2030. The market colocation rate in Côte d'Ivoire as of 2019 was 1.55x and is estimated to decrease to 1.43x by 2030. The net impact represents an increase of approximately 4,217 tenants over the same period. Demand for towers is expected to be driven by increased needs for additional capacity from MNOs in order to expand coverage and support the shift to 4G technologies. Underlying this demand from MNOs is the growth in subscribers and data usage. Deployment of 3G technology tenancies is forecast to be relatively strong in Côte d'Ivoire. All three MNOs are expected to deploy 3G in capacity-constrained areas. MTN and Moov are also expected to lead roll-outs in rural areas. By the end of 2030, MNOs are also expected to add approximately 6,000 more 4G points of service, as they focus their efforts on boosting their 4G coverage. 5G is expected to be launched in 2025 with all three MNOs expected to roll out approximately 2,479 5G points of service by 2030, the majority being in capacity-constrained areas. In addition, the focus of the Ivorian Telecommunications Regulation Authority (Autorité de Régulation des Télécommunications de Côte d'Ivoire), or ARTCI, on improving quality of service could serve as a key driver for roll-out in capacity-constrained areas.

        We own or operate 2,705 towers as of 2019 and are the only independent tower operator in Côte d'Ivoire. We own or operate 100% of the independently owned towers in the market and 72% of total towers in Côte d'Ivoire. Moov has historically not entered into colocation agreements for its towers and is instead building most of its own lightweight sites. However, competition for colocation is currently expected to be limited given the lightweight nature of the sites. There are also around 450 unutilized sites in the market, which were previously owned by smaller operators whose licenses have been revoked by the regulator. These sites are allegedly for sale, but a lack of maintenance means they are likely to be poor quality, and we believe that they do not represent competition for us.

	2020E	2024E	2030E	10 Year CAGR / Change
Population (millions)	26	29	34	2.4%
Wireless Subscribers (millions)	35	41	49	3.4%
Percentage of Penetration	133%	140%	146%	13%
Towers	4,048	5,558	7,069	3,021
Tenancies	6,215	8,078	10,095	3,880
Market colocation rate	1.54x	1.45x	1.43x	(0.11x	)
Subscribers per tower	8.7	7.4	7.0	(1.73)

Source: Analysys Mason

Cameroon

History and development

        The mobile market in Cameroon was historically dominated by MTN Cameroon and Orange Cameroon, until a third mobile license was issued to Nexttel in 2012. Nexttel was the first privately owned MNO to offer 3G services, setting off a wave of competition throughout the industry. MTN Cameroon and Orange Cameroon both launched LTE services in 2015, with Nexttel starting LTE trials in 2017. Cameroon Telecommunications, or Camtel, is state owned, and has historically been the main provider of fixed-line telephone services. As of May 2019, Camtel was reportedly working to extend its fiber backbone network, increasing coverage of fixed wired networks. It also operates as a MNO, albeit with a negligible market share.

        We entered Cameroon in 2012, and in 2013, we completed the acquisition of MTN Cameroon's tower portfolio and signed an MLL contract with Orange Cameroon.

Market structure and major telecommunications infrastructure providers

        Fixed-line infrastructure is currently sparse in Cameroon, suggesting that there could be potential to increase the availability of services through 3G and 4G. As 3G and 4G services become more widely available and affordable, mobile and data usage is expected to increase. Mobile broadband connections already make up one third of the total broadband market, increasing the pressure on wireless networks' capacity.

        As of 2019, we are the only independent telecommunications infrastructure provider in Cameroon with 2,217 towers owned or managed. In general, MNOs tend to benefit from relationships with providers like us as it allows them to focus on improving service quality, expanding their network and reducing costs to drive subscriber growth.

Overview of the mobile telecommunications market

        The government in Cameroon is focused on improving quality of service. The mobile industry in Cameroon accounts for 3.4% of Cameroon's total private consumption in 2019. Mobile coverage in Cameroon is incomplete, with a significant proportion of the population and large parts of the country left uncovered. With a leading market share, we believe we are well positioned to take part in the potential growth in infrastructure required to improve mobile coverage and quality of service. Fixed-line penetration in Cameroon is low, which causes mobile communications to be the main source of connectivity. As of 2019, 37% of Cameroon's subscribers had access to 3G and 4G connections, which could create an opportunity for growth as the government encourages investment and MNOs try to convert subscribers to higher capacity networks. The launch of 3G and 4G services in 2014 and 2015 has reduced the reliance on older 2G networks and is expected to continue doing so going forward. By 2024, 3G and 4G connections are expected to represent 38% and 37% of total connections, respectively. We believe that Cameroon's telecommunications industry stands to benefit from favorable trends such as increasing smartphone adoption, an aging population, an improving macroeconomic environment in the medium term and progressive regulatory regimes. Cameroon had 23 million mobile subscribers in 2019, representing a mobile penetration rate of approximately 89%. The number of subscribers is estimated to grow at an average annual rate of 4.3% to reach 28 million subscribers by 2024.

Analysis of the major MNOs

        Cameroon provides an opportunity for growth as MNOs look to expand coverage. As fixed-line infrastructure is limited, we believe that an increased reliance on improving mobile networks through adoption of 4G could benefit tower companies. 4G connections as a percentage of total connections are estimated to increase from 10% in 2019 to 37% in 2024. This should require network densification and communications infrastructure investment.

        Cameroon's telecommunications market has three main MNOs: MTN Cameroon, Orange Cameroon and Nexttel, which is backed by Viettel, Vietnam's largest MNO. Nexttel's entrance to the market in 2014 increased competition.

        Introduced in September 2017, mobile number portability enabled customers to switch providers more easily. This contributed to a more competitive market. Increased competition is expected to drive growth in mobile subscriptions, possibly through more competitively priced plans and better service. Orange Cameroon and MTN Cameroon have launched 4G services and Nexttel was also expected to launch 4G. However, Nexttel is understood to have halted network investments in Cameroon due to shareholder disputes. The relevant parties are working on a resolution to the dispute, but the expectation is that the network deployment activity will not resume until at least 2022. In general, MNOs are looking to mobile data services as a way of increasing ARPU, which has historically been declining. The table below provides an overview of the three major MNOs in Cameroon telecommunications market:

	MTN Cameroon	Orange Cameroon	Nexttel	Camtel
Service Launch Date
2G	2000	2000	2014	n/a
3G	2015	2015	2014	2008
4G	2015	2015	2019	2016
Q4 2018 Subscribers (millions)	8	7	5	0
Q4 2018 Market Share	39%	35%	26%	0%
Geographical Coverage	35%	34%	45%	2%
Credit Rating (S&P / Moody's)(1)	BB– / Ba1	BBB+ / Baa1	NR	NR
2018 revenue ($ millions)(2)	357	351	236	1

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.

(2)
2018 revenue converted to U.S. dollars at average 2018 foreign exchange rate.

Analysis of the tower market

        Analysys Mason estimates that the total number of towers in Cameroon was 4,802 by the end of 2019, and is expected to grow by 3,969 to 8,771 towers by 2030. The market colocation rate in

Cameroon as of 2019 was 1.27x and is estimated to decrease to 1.24x by 2030. The net impact represents an increase of approximately 4,751 tenants over the same period. Key drivers of increased tower demand include MNOs' need to expand capacity, to increase coverage, and to roll-out 3G and 4G. Growth in subscribers and smartphone users are expected to increase data usage, which is likely to contribute to demand for faster and higher quality service. MNOs have already deployed 3G on most of their tenancies with us and 4G is already present across 41% of IHS Cameroon's towers. The focus of the local regulator on enhancing quality of service in Cameroon could further incentivize the MNOs to densify their mobile networks in capacity-constrained areas.

        We are the only independent tower operator in Cameroon and own or operate 2,217 towers as of 2019. We own or operate 100% of the independently owned towers in the market and 46% of total towers in Cameroon. Both Orange Cameroon (through an MLL agreement) and MTN Cameroon have divested their towers to us. Nexttel is the only other significant tower owner, and we understand they view their towers as a strategic asset. Nexttel's towers do not seem open to colocation and are not likely to compete with us for site demand from Orange Cameroon and MTN Cameroon. Nexttel is understood to be deploying towers primarily to support its own mobile operations. Camtel also owns a limited number of physical sites. We are the only independent tower company with sites located across Cameroon.

	2020E	2024E	2030E	10 Year CAGR / Change
Population (millions)	26	29	33	2.4%
Wireless Subscribers (millions)	24	28	35	4.1%
Percentage of Penetration	90%	97%	105%	16%
Towers	5,062	6,236	8,771	3,709
Tenancies	6,431	7,754	10,911	4,480
Market colocation rate	1.26x	1.23x	1.24x	(0.02x	)
Subscribers per tower	4.7	4.5	4.0	(0.65)

Source: Analysys Mason

Zambia

History and development

        International fiber connections established in 2010 helped to develop the first 3G mobile broadband services in 2011 in Zambia. MNOs have since developed reliable 3G networks and continue to invest in LTE-based services. Given Zambia's underdeveloped fixed-line infrastructure, the population relies on mobile phone services for basic telephone services and internet access. IHS Zambia was incorporated in 2013 and acquired towers from MTN Zambia. We have since acquired towers from Airtel Zambia.

        In 2012, the regulator, the Zambia Information and Communication Technology Authority, or ZICTA, introduced Mandatory SIM registration. As a result, 2.4 million unregistered SIMs were disconnected from 2012 to 2014, causing a deceleration in the number of SIMs. By 2015, nearly all SIMs had been registered, resulting in more normalized growth rates.

Market structure and major telecommunications infrastructure providers

        We are the only independent telecommunications infrastructure provider in Zambia with a nationwide portfolio of 1,757 owned and managed towers as of December 31, 2019. The government in Zambia is increasing infrastructure spending in an effort to diversify away from its reliance on the copper mining industry. The government has invested in bridging the digital gap between rural and urban areas by erecting towers in economically active rural areas in an effort to increase voice and data coverage. For example, ZICTA signed a contract with Huawei to build 204 towers in Phase 1 of investment. Phase 1 was completed in February 2017, with the towers deployed and distributed amongst the three existing MNOs. In August 2018, the government incorporated Infratel, which took over ownership of the towers built in Phase 1. Phase 2 also commenced, involving the construction of 808 new towers which will be deployed for Zamtel. Of these, 500 new towers have already been delivered. A further 300 new towers were planned for completion before the end of 2019, and it is thought that 95 of these 300 have been deployed, and 201 existing towers will be upgraded. These towers are unlikely to pose significant competition to our current portfolio as they are located in areas with limited mobile coverage.

        As Zambia's urban population continues to grow and incomes increase, the buildout of high quality communications infrastructure is expected to be crucial for economic development. Given our market share in Zambia and barriers to entry in the tower infrastructure industry, we believe that we are well-placed to capture a high proportion of future opportunities.

Overview of the mobile telecommunications market

        The Zambian mobile industry had 17 million subscribers as of 2019. With approximately 51,000, or 0.3%, of the Zambian population having access to fixed broadband, mobile communications are the main mode of communication. In addition, 91% of total broadband connections are wireless broadband. Zambia has one of the highest levels of broadband penetration in sub-Saharan Africa due to the high uptake of mobile broadband. The number of mobile subscribers has grown at a CAGR of 11.5% for the period from 2014 to 2019, increasing from 10 to 17 million. This number is predicted to grow at a CAGR of 6.3% to 24 million by 2024.

        As of 2019, mobile penetration in Zambia is 95% and was anticipated to continue growing and reach approximately 117% by 2030. This growth will be driven primarily by rural deployment (particularly of Zamtel) and the entry of a new operator, UZI Zambia Mobile (UZI), into the market.

        Zambia has experienced rapid growth in smartphone adoption. Yet, smartphone penetration is relatively low, at approximately 35% at year-end 2019, though this is steadily increasing as lower cost devices become readily available. As mobile penetration and smartphone adoption in Zambia increase, MNOs could require ongoing network investment to manage increased data traffic. The improving economic environment, network expansion and smartphone proliferation are likely to continue contributing to demand for telecommunications infrastructure.

        As MNOs' efforts to promote 4G services increase, and to support uptake of 4G, the Zambian government is currently deploying mobile towers to enhance coverage of 4G services. Mobile market revenue has risen significantly, at a CAGR of 4.8% from 2014 to 2019, and is estimated to increase 4.7% per year from 2019 to 2030. In May 2019, Zambian government officials commenced discussions with Huawei regarding the deployment of 5G in Zambia; however, no official announcements have so far been made related to the timing of 5G deployment.

        Data traffic is estimated to increase rapidly between 2018 and 2030, driven by growing mobile penetration, higher speeds and improving 4G coverage. Data traffic per SIM is estimated to increase from 0.4 GB per subscriber per month in 2019 to 3.3 GB per month in 2030, representing a compounded annual growth rate of 21.5%.

Analysis of the major MNOs

        The mobile telecommunications market in Zambia has three major MNOs, each with sizeable market share. MTN Zambia and Airtel Zambia are the two leaders in Zambia. Zamtel, the third player in terms of market share, is owned and operated by the Zambian government. Zamtel is positioned as a budget MNO, and its strategy is driven by cheaper plans and data packages. In 2018, the regulator assigned a fourth mobile license to UZI Zambia Mobile (UZI). UZI is expected to commence services from 2021, and is likely to target a premium market positioning complementing 4G with either 3G or 2G to provide a voice layer. We believe these factors could provide an upside to tower colocation opportunities, particularly in urban areas, and could positively impact demand for new sites. MTN Zambia provides the most extensive 2G and 3G coverage, and has rolled out 4G in 2014. Airtel Zambia has very similar coverage to MTN Zambia, having also rolled out 4G coverage in several major towns and cities. The table below provides an overview of the three major MNOs in the Zambian telecommunications market:

	MTN Zambia	Airtel Zambia	Zamtel
Service Launch Date
2G	1999	1998	2003
3G	2011	2012	2012
4G	2014	2017	2014
Q4 2018 Subscribers (millions)	6	6	3
Q4 2018 Market Share	42%	38%	21%
Geographical Coverage	44%	43%	52%
Credit Rating (S&P / Moody's)(1)	BB– / Ba1	BBB– / Ba1	NR
2018 revenue ($ millions)(2)	209	201	70

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.

(2)
2018 revenue converted to U.S. dollars at average 2018 foreign exchange rate.

Analysis of the tower market

        Analysys Mason estimates that the total number of towers in Zambia was 3,391 as of December 31, 2019 and is expected to grow by 1,664 to 5,055 by 2030. The market colocation rate in Zambia as of 2019 was 1.47x and is expected to increase to 1.69x by 2030. The net impact represents an increase of approximately 3,600 tenants over the same period. Growth in towers is driven by increased capacity needs from MNOs to meet the demands from growth in subscribers and smartphones. More subscribers and smartphones are expected to drive data demand, thereby increasing needs for additional tower capacity and faster service from 3G and 4G technologies. All three MNOs are expected to continue expanding in urban areas, with UZI expected to enter and maintain higher average data usage per subscriber than other operators. 4G roll-out is expected to be the main driver behind deployment in capacity constrained areas. 4G roll-out in capacity-constrained areas could be driven by the need for a denser 4G coverage layer in order to improve the quality of service, which ZICTA has increasingly focused on. A more extensive roll-out in rural areas is expected in the long term, supported by the construction of new towers in rural areas by Zamtel in conjunction with ZICTA (through Infratel). Infratel has partnered with Huawei for the construction of the towers.

        We own 1,757 towers as of December 31, 2019 and are the only independent tower operator in Zambia. We own 100% of the independently owned towers in the market and 52% of total towers in Zambia. We own the majority of physical sites in Zambia. Both MTN Zambia and Airtel Zambia divested their tower portfolio to us. Under Infratel, Zamtel retains ownership of its sites and is also deploying new towers in conjunction with ZICTA. ZICTA's towers are understood to be designed to colocate multiple tenants, whereas Zamtel's sites are most likely not open to colocation. The majority of Zamtel's sites are understood to be light-weight structures that would likely not be ideal to support additional tenancies.

        Zambia has a telecommunications infrastructure regulatory regime that encourages colocation and reduces incentive for duplication of towers. For example, MNOs must demonstrate that all tower sharing options within a radius of 1 kilometer have been investigated before applying to the regulator for permission to construct a new site.

	2020E	2024E	2030E	10 Year CAGR / Change
Population (millions)	19	21	25	2.9%
Wireless Subscribers (millions)	19	24	30	4.5%
Percentage of Penetration	100%	111%	117%	17%
Towers	3,596	4,288	5,055	1,459
Tenancies	5,284	6,907	8,538	3,254
Market colocation rate	1.47x	1.61x	1.69x	0.22x
Subscribers per tower	5.3	5.5	5.9	0.57

Source: Analysys Mason

Rwanda

History and development

        Rwanda liberalized its mobile sector in 2006 when it granted Tigo Rwanda a license, followed by Airtel Rwanda. Following the merger between Airtel Rwanda and Tigo Rwanda in early 2018, there are now two MNOs in Rwanda, the merged group (named Airtel Rwanda) and MTN Rwanda. Liquid Telecom and MTN Rwanda have both invested in building out fiber networks, which brought an end to Rwanda's total dependence on satellites. 3G and 4G mobile services have been rolled out to a large portion of the population, providing MNOs an opportunity to improve ARPU.

        IHS Rwanda was launched in 2013 and acquired towers from MTN Rwanda. We later acquired towers from Airtel Rwanda, added new sites and have created a portfolio of 948 towers in Rwanda as of 2019.

Market structure and major telecommunications infrastructure providers

        Seeking to move away from its historical dependence on agriculture, the Rwandan government is working to build recognition in industries like information technology services. Rwanda's fixed- broadband penetration rate is low due to limited levels of investment and fixed infrastructure. In order to combat the lack of coverage, the government has been investing in fiber and 4G networks. In 2013, the government created a single wholesale 4G network, which is managed by a public- private partnership called Korea Telecom Rwanda Networks, or KTRN. KTRN was awarded the sole 4G license and therefore the only usable 4G spectrum. Other MNOs have access to the 4G network through wholesale agreements. The partnership between KTRN and the government aimed to provide LTE network access to 95% of the population, and in January 2018 KTRN announced that this target had been met. KTRN's wholesale network has allowed a number of small, specialized resellers to enter the market, focusing on the mobile broadband market.

        The tower market in Rwanda is well positioned for growth, supported by the government's initiatives to improve connectivity and transform the economy. We are the only independent telecommunications infrastructure provider in Rwanda.

Overview of the mobile telecommunications market

        Government investment is contributing to the expansion of Rwanda's network coverage. Like other lower income countries, most subscribers are on pre-paid plans. As lower device costs contribute to smartphone adoption in Rwanda and the government seeks to expand coverage, MNOs could require ongoing network investment to manage increased data traffic. We are well positioned to take part in this growth.

        Rwanda's mobile industry is anticipated to maintain positive growth, supported by GDP growth and a young, growing population. Due to limited fixed infrastructure, the majority of customers rely on mobile broadband to access internet services and the majority of telephone connections are on mobile networks. As of 2019, wireless subscriptions as a percentage of total broadband subscriptions were 91% in Rwanda.

        Subscribers and penetration rates have been weighed down by challenges in expanding network coverage to Rwanda's large rural population and recent events. Duplicated SIMs following the merger between Airtel Rwanda and Tigo Rwanda were recently disconnected and new regulation prohibited any individual from holding more than three SIMs from the same MNO. Despite this, the number of subscribers has grown over the last few years and mobile and smartphone penetration is expected to rise in the future. Mobile subscribers grew strongly from 2014 to 2019, increasing from 8 to 10 million. As of 2019, Rwanda had 10 million mobile subscribers and a mobile penetration rate of 74%. Mobile subscribers are expected to reach almost 12 million in 2024, growing at a compounded annual growth rate of 5.1% from 2019 to 2024.

        Smartphone adoption was 33% as of 2019. While this is low relative to other African countries, it is expected to reach 46% in 2024, which is in line with the level of adoption in Nigeria as of 2018.

        Increasing use of smartphones is typically associated with the migration of SIMs from 2G to more advanced technologies such as 3G and 4G and higher consumption of data. The forecast increase in the number of smartphones in Rwanda is, therefore, expected to drive an increase of data traffic and, as a result, greater demand for site densification in capacity-constrained areas.

        Increased demand and government investment is expected to drive growth. 4G was commercially launched by all MNOs between 2014 and 2015, but MNOs have not been incentivized to push these services, given high KTRN wholesale charges. 3G and 4G adoption is estimated to grow, from 19% of the mobile market in 2019 to over 38% in 2024. Availability of lower cost smartphones is also expected to contribute to increases in 3G and 4G penetration.

        Mobile service revenue has increased over the past several years and is expected to continue increasing into the future. Mobile service revenue grew 6.9% annually from 2014 to 2019 and it is expected to grow at approximately 5.7% per year from 2019 to 2030. Growing 3G traffic could increase MNO's needs for site densification. Data usage has increased from 0.26 GB per subscriber per year in 2014 to 3.65 GB per subscriber per year in 2019. Data usage is estimated to further accelerate from 2019 to 2030, rising at a rate of 21.8% per year to 32.0 GB per subscriber per year.

Analysis of the major MNOs

        Rwanda has two major regional MNOs, MTN Rwanda, and the combined Airtel Rwanda, resulting from the merger of Tigo Rwanda and Airtel Rwanda. Although post-merger there are only two MNOs, Airtel Rwanda continues to lag behind MTN Rwanda in terms of coverage. This could lead to a stronger rural roll-out in the future to enable Airtel Rwanda to compete with MTN Rwanda. The competitive dynamic, combined with government commitment to support increased coverage to rural populations, is expected to lead MNOs to expand to rural areas, where a large proportion of the population resides. Both MNOs have invested in the expansion of both their 2G and 3G networks, with the focus now on improving rural coverage. In addition to MTN Rwanda and Airtel Rwanda, we also provide services to KTRN, which is a wholesale 4G network.

        Because of Rwanda's single wholesale 4G network, all MNOs have the same 4G coverage. The table below provides an overview of the three major MNOs in the Rwandan telecommunications market:

	MTN Rwanda	Airtel Rwanda
Service Launch Date
2G	1998	2009
3G	2009	2009
4G	2014	2014
Q4 2018 Subscribers (millions)	5	5
Q4 2018 Market Share	48%	52%
3G Territorial Coverage	82.5%	45.9%
Credit Rating (S&P / Moody's)(1)	BB– / Ba1	BBB– / Ba1
2018 revenue ($ millions)(2)	106	56

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.

(2)
2018 revenue converted to U.S. dollars at average 2018 foreign exchange rate.

Analysis of the tower market

        Analysys Mason estimates that the total number of towers in Rwanda was 1,587 by the end of 2019 and is expected to grow by 438 to 2,025 towers by 2030. The market colocation rate in Rwanda as of 2019 was 1.59x and is expected to slightly increase to 1.64x by 2030. The net impact represents an increase of approximately 798 tenants over the same period. The key drivers for tower demand in Rwanda are expansion of coverage by MNOs, the roll-out of 3G, and demand from growth in mobile subscribers and smartphones, which are expected to drive increased data usage. Tower operators in Rwanda cannot add 4G to their tenancies given KTRN's exclusivity, but they are expected to invest in 3G expansion. Tower operators are likely to continue deploying 3G in rural areas, which may involve colocation on all 2G sites.

        We own 948 towers as of December 31, 2019 and are the only large independent tower operator in Rwanda. We own 100% of the independently owned towers in the market and 60% of the total towers in Rwanda. The Rwandan Broadcasting Agency owns a limited number of masts used to broadcast digital terrestrial television signals. We acquired MTN Rwanda's and Airtel Rwanda's tower portfolios in 2014 and 2015, respectively. Airtel Rwanda acquired Tigo Rwanda's portfolio post acquisition. It is expected to undergo some decommissioning and Airtel Rwanda has shown interest in divesting its tower assets in the market. The acquired towers are not expected to be a significant competitive threat as they are understood to be insufficient to accommodate additional tenants and non-sharable rooftop sites account for a large portion of the portfolio. Vanu, a creator of cellular base stations, is deploying small single-tenancy sites in rural areas and owns 26% of the towers in the market, however these towers are not suitable for colocation. MTN and

Airtel partner with Vanu to improve coverage in rural areas. However, given the single-tenancy nature of the sites, they are not expected to be a significant competitive threat to us.

	2020E	2024E	2030E	10 Year CAGR / Change
Population (millions)	13	14	16	2.0%
Wireless Subscribers (millions)	10	12	15	3.9%
Percentage of Penetration	77%	85%	92%	15%
Towers	1,605	1,812	2,025	420
Tenancies	2,566	2,912	3,323	757
Market colocation rate	1.60x	1.61x	1.64x	0.04x
Subscribers per tower	6.3	6.7	7.3	1.01

Source: Analysys Mason

Kuwait

History and development

        Kuwait's abundance of natural resources has created a wealthy nation with established, reliable communications infrastructure. Competition has been strong in the mobile communications market since the late 1990s. Zain Kuwait and Ooredoo have a long history of operating in Kuwait, while VIVA entered the market in 2008.

        Given this strong competitive environment with high penetration rates and high coverage rates, MNOs are focused on improving network quality and enhancing their subscribers' experience. Specifically, MNOs have shifted focus towards the mobile data market, upgrading networks to support faster download speeds and mobile applications. All MNOs in Kuwait currently offer 4G services and have also all launched 5G services in 2019.

Market structure and major telecommunications infrastructure providers

        The telecommunications industry in Kuwait closely reflects that of other developed countries like the United States. MNOs have started to replicate the strategy taken by their western counterparts by relinquishing their tower portfolios. In 2017, we announced our intent to expand our footprint into the Middle East through the acquisition of approximately 1,620 towers in Kuwait from Zain Kuwait, through a controlling investment. Zain Kuwait is Kuwait's largest MNO, with 2.7 million subscribers as of September 30, 2019 followed closely by Ooredoo with 2.6 million subscribers.

        Growth in the Kuwaiti telecommunications infrastructure market is expected to be driven by acquisitions and network densification, as mobile penetration rates have already reached 171% in 2019. In Kuwait, the majority of towers are owned by MNOs, providing a potential opportunity to acquire and consolidate multiple tower portfolios. With the acquisition of approximately 1,620 towers in Kuwait, of which we achieved the first close comprising of 1,022 towers and the remaining are managed and operated under a Managed Services agreement until they can be legally transferred to us we will be the first tower company to enter. As with our other countries, we may seek to acquire multiple portfolios in Kuwait.

Overview of the mobile telecommunications market

        In Kuwait, over 50% of mobile connections as of the end of 2019 were 4G connections. The percentage is expected to increase to 73% by 2024. 5G has already been launched and established by all MNOs, and by 2030, 50% of connections are expected to be 5G. Accordingly, the share of 2G and 3G SIMs is expected to decline as the demand for higher data speed increases.

        MNOs already offer 5G smartphones and CPE routers along with data and voice bundles. The number of mobile subscribers decreased at an average annual growth rate of 0.7% for the period from 2014 to 2019. Smartphone adoption is among the highest in the Middle East, at 86% in 2019, reflecting the general trend that consumers from countries with higher GDP per capita are more able to afford smartphones and spend on data. MNOs tend to have high relative ARPU, as customers tend to be early adopters of new technology and are more likely to pay for plans that offer large amounts of data. We believe that as new technology becomes available and carriers are able to increase data speeds, data usage will continue increasing. Total data traffic is expected to grow at a 13.6% average annual growth rate from 2019 to 2024. This increase in data traffic is expected to be dominated by 4G and 5G, with approximately 98% of total data traffic occurring on 4G and 5G networks by 2024. We believe that network densification is likely to be necessary as consumers increase data consumption, particularly given the high urbanization rate in Kuwait.

Analysis of the major MNOs

        The mobile telecommunications market in Kuwait has three major MNOs, each with sizeable market share and a growing subscriber base. Zain Kuwait has the greatest market share, but competition remains strong with Ooredoo in particular close behind as a result of its aggressive pricing strategy in 2019. Ooredoo is set to continue its aggressive pricing strategy which should see it make further market share gains at the expense of a lower market ARPU. The table below provides an overview of the three major MNOs in the Kuwaiti telecommunications market:

	Zain Kuwait	Ooredoo	VIVA
Service Launch Date
2G	1994	1999	2008
3G	2006	2006	2009
4G	2012	2013	2013
5G	2019	2019	2019
Q4 2018 Subscribers (millions)	3	2	2
Q4 2018 Market Share	37%	32%	31%
Geographical Coverage	94%	85%	91%
Credit Rating (S&P / Moody's)(1)	NR	A– / A2	A– / A1
2018 revenue ($ millions)(2)	1,036	758	906

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.

(2)
2018 revenue converted to U.S. dollars at average 2018 foreign exchange rate.

Analysis of the tower market

        Analysys Mason estimates that the total number of towers in Kuwait was 5,544 by the end of 2019 and is expected to increase by 966 to 6,510 towers by 2030. The market colocation rate in Kuwait as of 2019 was 1.02x and is expected to expand to 1.16x by 2030. The net impact represents an increase of 1,876 tenants over the same period. Tower demand in Kuwait is driven by MNOs' continued roll-out of 4G, and increasingly 5G technology. The demand for capacity and 5G technology to support faster speed and higher quality service is likely driven by the high level of mobile and smartphone penetration in Kuwait. MNOs in Kuwait are expected to continue rolling out new sites, mostly in capacity constrained areas driven by the need for densification as Kuwait is largely urban. Moving forward, 5G technology is expected to be installed on all non-capacity constrained sites as well, growing from 88% of sites in 2019 to 100% of sites by 2020.

        On October 10, 2017, we announced the signing of the Kuwait Acquisition for up to 1,620 towers from Zain Kuwait, of which we achieved the first close comprising 1,022 towers in February 2020. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%. Upon completion, we emerged as the only independent tower company in Kuwait. We own 100% of the independently owned towers in the market and own or operate 18% of total towers in Kuwait. MNOs such as Ooredoo and Viva maintain ownership of their tower portfolios, and both have been reticent to colocate, particularly as a significant number of our sites are in capacity constrained areas where MNOs are also present. However, we believe our entrance into the market could present MNOs with an attractive opportunity to engage with and benefit from an independent tower company.

	2020E	2024E	2030E	10 Year CAGR / Change
Population (millions)	4	5	5	1.2%
Wireless Subscribers (millions)	7	8	8	1.2%
Percentage of Penetration	171%	171%	170%	(1)%
Towers	5,626	6,075	6,510	884
Tenancies	5,851	6,676	7,551	1,700
Market colocation rate	1.04x	1.10x	1.16x	0.12x
Subscribers per tower	1.3	1.3	1.3	(0.04x)

Source: Analysys Mason

Brazil

History and development

        The mobile market in Brazil dates back to 1992 with the launch of Sercomtel, now the only remaining state owned operator. Since 1992, various additional mobile operators have emerged, including Vivo, Claro and Nextel in 1998, Algar in 1999 and TIM in 2001. Oi is the most recent market entrant, entering in 2002.

        Given Brazil's size, the telecoms market is divided geographically into regions and further split into ten areas for mobile services. MNOs require separate licenses to operate and use spectrum in each of these ten areas. The regional division of the telecoms market has influenced operators' network deployment and sharing agreements. Over time, this has given rise to four national operators and other regionally focused operators. MNOs are focused on their coverage and quality of service obligations, particularly in under-served areas.

        Today, there are four main MNOs operating nationally in Brazil, which, as of 2018, collectively represent nearly 98% of the total mobile subscriber share. These include Vivo (74% owned by Telefonica Group), TIM (67% owned by Telecom Italia International), Claro (98% owned by America Movil) and Oi (publicly listed on the Sao Paulo and New York Stock Exchanges). Brazil also has a number of smaller MNOs operating mainly on a regional level, the largest of which is Nextel. Nextel was acquired by Claro in December 2019.

Market structure and major telecommunications infrastructure providers

        The majority of the mobile towers in Brazil are owned by independent telecommunications infrastructure providers, which include a mix of larger international players as well as smaller independent telecommunications infrastructure providers. On December 23, 2019 we announced we had entered into an agreement to purchase the infrastructure solutions provider, Cell Site Solutions (CSS) from affiliates of Goldman Sachs and Centaurus Capital LP. The transaction closed on February 18, 2020. CSS has historically focused on growth through BTS projects, colocation, and DAS in Brazil.

Overview of the mobile telecommunications market

        Similar to our other markets, mobile is the predominant form of communication in Brazil's telecommunications market. The majority of all telephone lines in Brazil are mobile phones, and the majority of internet connections are through mobile networks. The launch of 3G and 4G combined with the falling cost of smartphones is believed to have contributed to increases in subscribers. The total number of unique subscribers has grown from 128 million in 2013 to 145 million in 2018, representing penetration of 63% and 69% respectively. However, subscribers have fallen in the recent past, decreasing by 5.5% annually between 2014 and 2019 as a result of a reduction in multiple-SIM ownership. MNOs have actively encouraged their customers to de-register inactive SIMs due to a tax per registered SIM payable by each MNO. As of 2019, the mobile market in Brazil had 206 million subscribers overall and an overall mobile penetration rate of 96%. During this time, growth in ARPU has helped offset the decline in the number of SIMs.

        In Brazil, 4G has seen rapid market adoption since its launch in 2012, and is currently the leading technology in Brazil with 62% of subscriptions as of 2018. GSMA Intelligence forecasts 4G share of total subscriptions to reach 87% in 2025. Following the spectrum auction in 2020, which will include bands suitable for 5G, the commercial launch of 5G is anticipated to occur in late 2020 to early 2021. Investments in 4G and 5G infrastructure are expected to be drivers for site densification. Brazil's smartphone adoption rate was 82% as of 2018, and close to that of the US and Western European markets.

        However, data consumption at 2.0 GB per subscriber per month as of 2019 remains low relative to developed markets and other countries in Latin America, as a significant number of smartphone users in Brazil do not have a data package. This is expected to grow fivefold to 10.1 GB per subscriber per month in 2024. Growth in data consumption will require further capacity expansion from MNOs, particularly given Brazil's high smartphone adoption. This is likely to translate into increased demand for wireless infrastructure.

Analysis of the major MNOs

        Vivo is the main player in the market in Brazil and was the first to launch services, back in 1998. A strategy that seems to be in is to focus on Quality of Service via better network coverage for customers and improving data speeds. Vivo, TIM and Claro all indicate that this is an area of focus. It would be reasonable to expect that an expansion of infrastructure should result in support of this strategy. Despite the decrease in the number of SIMs, the market share for each of the carriers has remained relatively stable. The number of postpaid subscribers has been increasing, a positive market indicator which results in more higher-paying subscribers. Consequently, Vivo, Claro and TIM have experienced an increase in ARPU, driven by ease of competition, cancellation of dormant second SIMs and migration to postpaid. The table below provides an overview of the four major MNOs in Brazil's telecommunications market:

	Vivo	Claro	TIM	Oi
Service Launch Date	1998	1998	2001	2002
Q4 2018 Subscribers (millions)	65	50	54	36
Q4 2018 Market Share	31%	24%	26%	17%
Credit Rating (S&P / Moody's)(1)	BBB / Baa3	BBB+ / A3	BB+ / Ba1	CC / NR
2018 revenue ($ millions)(2)	6,959	3,301	4,200	1,931

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.

(2)
2018 revenue converted to U.S. dollars at average 2018 foreign exchange rate.

Analysis of the tower market

        Analysys Mason estimates that the total number of towers in Brazil was 60,518 by the end of 2019, and is expected to increase by 30,205 to reach 90,723 by 2030, a CAGR of 3.7%. This does not account for the fact that between 2,000 to 4,000 sites could potentially be decommissioned in the Claro—Nextel consolidation. The market colocation rate in Brazil as of 2019 is 1.51x. Demand for towers is expected to be driven by increased needs for additional capacity from MNOs in order to expand coverage and support the shift to 4G and 5G technologies. Underlying this demand from MNOs is the growth in data usage from consumers. Three of the four major MNOs in Brazil have announced plans for increased network investments in Brazil, which is expected to drive a significant increase in points of presence across the market over the medium term. In the short term, tenancies could fall due to the consolidation of Claro and Nextel, yet incremental growth is expected to continue for all MNOs. The focus of Brazil's National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, on enforcing coverage obligations could additionally serve as a key driver for further roll-out.

        With the acquisition of CSS, we own approximately 2,282 towers in Brazil, as well as approximately 51 towers in Peru and 10 towers in Colombia. We are the fourth largest independent infrastructure solutions provider in Brazil. The majority of the mobile towers in Brazil are owned by independent telecommunications infrastructure providers, with less than a third owned by MNOs. M&A activity in the tower market has been very lively due to its fragmentation, with the larger players consolidating the smaller portfolios. BTS activity has also been strong, with approximately 5,700 new macro sites having been built between 2015 and 2018. During this period, CSS has built approximately 25% of these sites.

	2020E	2024E	2030E	10 Year CAGR / Change
Population (millions)	215	220	226	0.5%
Wireless Subscribers (millions)	202	197
Percentage of Penetration	94%	92%
Towers	63,218	72,552	90,723	27,505
Tenancies	90,349	101,596	131,614	41,264
Market colocation rate	1.43x	1.40x	1.45x	0.02x
Subscribers per tower	3.2	2.7

Source: Analysys Mason

Peru

History and development

        The mobile market in Peru dates back to 1992 with Movistar launching mobile operations. It has since grown to four mobile operators, including Claro (100% owned by America Movil), Entel (100% owned by Entel Chile) and Bitel (100% owned by Viettel Group).

        The Peruvian mobile market has seen growth in the recent past driven by the competitive landscape as well as the transition to 4G and beyond. Competition amongst the four main MNOs has caused Movistar and Claro to lose subscribers, and a convergence of market share across operators. Although operators are also increasingly investing in fixed line infrastructure, fixed broadband penetration remains low and cellular technologies remain dominant.

Market structure and major telecommunications infrastructure providers

        The majority of towers in Peru are owned by MNOs, with the remainder of the market being highly fragmented. The Peruvian market has generally favorable regulation towards infrastructure sharing and there is ongoing work to further improve this in order to enable greater active and passive sharing. With the closing of the CSS Acquisition, we now have 51 towers in Peru.

Overview of the mobile telecommunications market

        Peru has high mobile penetration at 124% as of 2019, with fixed broadband penetration at around 27% as of the third quarter of 2019. Mobile penetration has been rising over the historical period, driven by both multi-SIM usage (due to variable network quality across the country) and increasing mobile service adoption. 4G technology in particular has seen rapid adoption since its launch in 2014, comprising 43% of subscriptions as of 2019. 5G trials have also already been conducted in the country, with an expectation for commercial availability by 2020. Data usage in Peru is at 2.7 GB per SIM per month as of 2019, and expected to rise to 11.3 GB per SIM per month by 2024. However, smartphone adoption at 69% as of 2019 lags behind regional leaders. As growth in data consumption continues, and smartphone adoption increases, this should create a favorable environment for the development of the tower market, including MNO capacity demand.

Analysis of the major MNOs

        In Peru, Movistar is the mobile market leader, ahead of Claro, Entel and Bitel. In 2014, Bitel entered the market, and Entel rebranded, both actions that significantly increased the competitive pressure on the two leading MNOs. Market shares among the four MNOs have been converging as a result, with a particular focusing on acquiring high-paying data consuming customers. Movistar also operates the MVNO sub-brand Tuenti and hosts the only other MVNO, Inkacel. Movistar is owned 96% by Telefonica Group, who in 2019 unveiled a plan to spin-off its Latin American business, excluding Brazil. Although this could slow the future roll-out of towers, Telefonica is not expected to adopt a capex-light strategy. It is expected to continue to defend its strong competitive position and support its network.

	Movistar	Claro	Entel	Bitel
Service Launch Date	1992	2001	1999	2014
Q4 2018 Subscribers (millions)	13	12	8	6
Q4 2018 Market Share	34%	30%	19%	16%
Credit Rating (S&P / Moody's)(1)	BBB / Baa3	BBB+ / A3	BBB– / Baa3	NR
2018 revenue ($ millions)(2)	1,069	958	738	299

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.

(2)
2018 revenue converted to U.S. dollars at average 2018 foreign exchange rate.

Analysis of the tower market

        In Peru, Analysys Mason estimates that the total of number of towers was 16,917 by the end of 2019, and is expected to increase by 11,092 to reach 28,009 by 2030, a CAGR of 4.7%. Growth is expected to be driven by both operator deployments and deployments by independent tower companies. The regulator's focus on ensuring quality of service and ensuring MNOs fulfill their coverage obligations (both current and those associated with the 5G spectrum auction) should also drive tower counts and tenancy ratios. There are more than 8 other independent tower companies in the market, who together with CSS comprise approximately 40% of the market in Peru. Internet para Todos (IpT), Telefonica's joint project with Facebook, IDB Invest and CAF (Development Bank of Latin America) will also offer infrastructure and connectivity services to operators, with the use of satellite and other technologies instead of spectrum. IpT's roll-out will be carried out in previously unconnected areas and should not impact existing tower demand. Peru has little infrastructure sharing amongst MNOs, which benefits independent tower companies. However, this could change with the introduction of new regulation.

	2020E	2024E	2030E	10 Year CAGR / Change
Population (millions)	33	35	37	1.0%
Wireless Subscribers (millions)	41	45
Percentage of Penetration	125%	128%
Towers	18,580	22,258	28,009	9,429
Tenancies	25,362	30,999	39,129	13,767
Market colocation rate	1.37x	1.39x	1.40x	0.03x
Subscribers per tower	2.2	2.0

Source: Analysys Mason

Colombia

History and development

        The mobile market in Colombia dates back to 1999 with Claro launching mobile operations. It has since then grown to three mobile operators, including Claro (99.4% owned by America Movil), Movistar (67.5% owned by Telefonica and the remaining by the Colombian Government) and Tigo (owned by Milicom and EMO). In addition, two mobile virtual networks (Avantel and ETB) operate in the Colombian market with a third (WOM) expected to launch imminently after having acquired spectrum during the December 2019 auction.

        Colombia does not have ubiquitous mobile coverage, and further network expansion is likely in light of recent spectrum awards. In addition, the main MNOs have conducted 5G trials already and the government is planning to ward 5G-compatible spectrum by 2020.

Market structure and major telecommunications infrastructure providers

        The majority of mobile towers in Colombia are owned by MNOs and Claro, who owns the largest portfolio, is understood not to be facilitating access to its sites. In addition, 4G coverage obligations and lack of significant existing network sharing agreements create a favorable environment for independent tower companies. With the closing of the CSS Acquisition, we now have 10 towers in Colombia.

Overview of the mobile telecommunications market

        Colombia has high mobile penetration at 122% as of the third quarter of 2019, with fixed broadband penetration at around 50% as of the same period. Mobile penetration exceeded 100% back in 2012 due to the common adoption of multiple SIMs per user. Despite the growth of 4G since its launch in 2013, Colombia has the lowest smartphone adoption amongst Latin American countries, at 52% as of 2019. This is also evident in that Colombia has low data usage per SIM at 1.5 GB per SIM per month as of 2019. It should be expected that the growth trajectory for data usage in Colombia will converge towards the rest of Latin America, particularly as 4G technology becomes more prevalent. 68% of subscriptions are expected to be 4G by 2025, versus 40% of subscriptions as of the third quarter of 2019. Growth in data consumption along with the high level of mobile penetration provides a favorable environment for the development of the tower market.

Analysis of the major MNOs

        Claro is the leading player in the Colombian market ahead of Movistar and Tigo. In 2013, Tigo merged with UNE EPM, with the latter retaining a majority stake (50% plus one share). Claro has successfully managed to maintain a market leading position along with its customer base in absolute terms but has been losing market share due to overall market growth and competitive pressure. ARPU level in the market has been declining in recent years as a response to new entrants (MVNOs) and due to larger MNOs struggling to increase their market share. In addition, Telefonica's Board of Directors approved a new action plan whereby Colombia will be treated as a financial investment rather than a strategic market. In turn, an in-market consolidation by an existing player may be possible.

	Claro	Movistar	Tigo
Service Launch Date	1999	2004	2003
Q4 2018 Subscribers (millions)	30	16	12
Q4 2018 Market Share	50%	26%	20%
Credit Rating (S&P / Moody's)(1)	BBB+ / A3	BBB / Baa3	NR / Ba1
2018 revenue ($ millions)(2)	1,969	643	1,553

Source: Analysys Mason, Company Websites, Credit Rating Reports

(1)
Represents credit rating of parent company.

(2)
2018 revenue converted to U.S. dollars at average 2018 foreign exchange rate.

Analysis of the tower market

        In Colombia, Analysys Mason estimates that the total number of towers was 17,018 by the end of 2019 and is expected to increase by 5,883 to reach 22,901 by 2030, translating into a CAGR of 2.7%. The majority of towers in Colombia are owned by mobile operators, though Movistar recently started divesting its portfolio. In addition, activity by independent tower companies is picking up in Colombia with American Towers accounting for a third of the market. This is largely due to 4G coverage obligations and lack of significant network sharing agreements amongst MNOs, which are expected to drive network roll-out and colocation demand in the short and medium-term. Tenancies in the market are expected to increase by 36% from 2019 to 2024 and by 25% thereafter until 2030.

	2020E	2024E	2030E	10 Year CAGR / Change
Population (millions)	50	52	53	0.6%
Wireless Subscribers (millions)	61	63
Percentage of Penetration	122%	123%
Towers	17,290	19,450	22,901	5,611
Tenancies	20,775	27,134	34,010	13,235
Market colocation rate	1.20x	1.40x	1.49x	0.28x
Subscribers per tower	3.5	3.3

Source: Analysys Mason

BUSINESS

        We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage for over 594 million people in emerging markets, across three regions and nine countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of June 30, 2020, we operated 27,473 telecommunication Towers across five countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in six of the nine markets in which we operate and we are the only independent tower operator in five of these markets.

        We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing customer base and, given the significant global emerging market opportunities in telecommunications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Aligned to this inorganic growth strategy, in February 2020 we completed the first closing of 1,022 towers in Kuwait through a controlling investment pursuant to the Kuwait Acquisition for the acquisition of up to 1,620 towers in the aggregate and also in February 2020 we completed the acquisition of 2,312 towers through a 100% investment pursuant to the CSS Acquisition with towers primarily in Brazil, as well as Peru and Colombia. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

Largest Independent, Multinational Tower Companies by Tower Count

Source: Company filings and TowerXchange

Note: Data as of June 30, 2020. "ATC" refers to American Tower Corporation, "Cellnex" refers to Cellnex Telecom S.A., "Inwit" refers to INWIT S.p.A. and "SBA" refers to SBA Communications Corporation.

        For the year ended December 31, 2019, we generated revenue of $1,231 million, loss for the year of $423 million and Adjusted EBITDA of $669 million. In 2019, we had a loss margin of 34% and our Adjusted EBITDA Margin was 54%. See "Summary Consolidated Financial and Operating Data" for a reconciliation of Adjusted EBITDA to profit/(loss) for the period, the most directly comparable IFRS measure. For the year ended December 31, 2019 compared to the year ended

December 31, 2018, we realized year over year growth of 5% for revenue, an increase of 219% for loss and 15% growth for Adjusted EBITDA.

        Our core business is providing shared telecommunications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer's specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of June 30, 2020 and December 31, 2019, our owned and operated tower portfolio supported 42,253 and 37,652 Tenants, respectively, with a Colocation Rate of 1.54x and 1.56x, respectively.

        Our primary customers are the leading MNOs and other communications service providers in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 16 transactions, building a footprint that currently covers Nigeria, Côte d'Ivoire, Cameroon, Rwanda, Zambia, Brazil, Peru, Colombia and Kuwait. We are the largest tower operator in six of the nine markets in which we operate and are the only independent tower operator in five of these markets. Our markets in Latin America (which we entered this year) are the only ones in which we do not have a leadership position today.

        To support the telecommunications infrastructure needs of our customers, we typically enter into long-term MLAs of 5 to 15 years in duration, which have historically yielded strong renewal rates. As of June 30, 2020, the average remaining length of our existing contracts with our Key Customers, who represented 90% of our Tenants, was 6.7 years. Additionally, these Key Customers had aggregate Contracted Tenant Lease Revenue of $7.7 billion and a weighted average remaining tenant lease term of 7.6 years as of June 30, 2020.

        Our MLAs typically include annual inflation-linked revenue escalators, limited customer termination rights and, in certain cases, provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluation. For the six months ended

June 30, 2020 and the years ended December 31, 2019, 2018 and 2017, 58%, 62%, 65% and 69%, respectively, of our revenues were linked to the U.S. dollar or euro. Foreign currency-linked elements implemented in certain of our contracts aim to help provide protection against potentially adverse movements in local currency. Our U.S. dollar-linked revenues are denominated in U.S. dollars in the relevant MLAs, but paid to us in local currency through contractual mechanisms. In such cases, including the majority of our MLAs in Nigeria, our MLAs may contain a formula for periodically determining the U.S. dollar to local currency exchange rate. In other cases, such as Côte d'Ivoire and Cameroon, the MLAs are in local currencies that are "pegged" to the euro. Our Middle East and Latin American businesses have MLAs, which typically only contain local currency lease fees. See "Risk Factors—Risks Relating to Our Business—The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries' financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations."

        We have historically increased the number of our owned and operated Towers through a combination of constructing New Sites, as well as through acquisitions of tower portfolios from MNOs and independent tower companies. Shortly after entering new markets through acquisitions, we typically begin constructing New Sites.

IHS Towers Overview by Country

			Market Share (As of June 30, 2020)
		# of IHS Towers (June 30, 2020)
Country	2019 Population (millions)		Outsourced Towers(1)	Total Towers	IHS Towers Market Position
Nigeria	211	16,481	24,347	36,275	#1
Côte d'Ivoire	26	2,705	2,705	3,783	#1
Cameroon	26	2,217	2,217	4,802	#1
Zambia	18	1,757	1,757	3,391	#1
Rwanda	13	948	948	1,587	#1
Kuwait	4	1,022	1,022	5,544	#1
Brazil	213	2,282	42,797	60,518	#4
Peru	33	51	6,200	16,917	n.m.
Colombia	50	10	7,498	17,018	n.m.

Note: IHS Tower count as of June 30, 2020, market data as of December 31, 2019.

(1)
Outsourced Towers includes those owned by independent tower operators, excluding any Towers owned by MNOs.

Source: Analysys Mason

        We believe we offer a unique balance between existing infrastructure with visible revenue streams and high potential for revenue growth given the strength of our market positions in each country and our strategically important, unique tower locations. We believe that we are well positioned to improve margins and cash flow, while achieving long-term growth due to:

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  a large and scalable platform that provides critical infrastructure to help drive telecommunications activity and broader digital and economic progress;

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  a long-standing and stable operational platform that consistently delivers on our service level agreements to customers with proven network reliability;

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  a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing customer base and enter carefully selected growth-oriented markets with compelling underlying fundamentals; and

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  a comprehensive commitment towards contributing to sustainability and the well-being of our communities and environments where we operate.

        Our successful performance is the result of many years of building, acquiring, operating, managing, and owning telecommunications infrastructure in emerging market environments. As a pioneer of the tower infrastructure industry in Africa, we have worked with our customers to develop the experience needed to operate and grow a successful business in our sector. Our experience has provided us with years of insight, a deep bench of operational talent, and strong relationships with various stakeholders that we believe will allow us to enhance our leadership position in existing and new markets. Our track record is highlighted by the following milestones:

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  2001:  Founded as a builder of telecommunication Towers for MNOs in Nigeria; our founders continue to lead the business today.

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  2006:  Launched our Managed Services operations for MNO-owned Towers with services including maintenance, security and power supply.

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  2009:  Began owning Towers and leasing space to MNOs in Nigeria and launched our Colocation service operations through which we lease space to other MNOs.

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  2013:  Acquired MTN Côte d'Ivoire's tower portfolio of 911 Towers and MTN Cameroon's 818 Towers. Additionally completed MLL agreements for Orange Côte d'Ivoire's tower portfolio of 1,191 Towers and Orange Cameroon's 819 Towers.

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  2014:  Successfully completed a $2.0 billion equity raise, which was drawn down in 2014 and 2015.

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  2014:  Entered Zambia and Rwanda through the acquisitions of MTN's tower portfolios of 719 Towers in Zambia and 550 Towers in Rwanda. These transactions helped establish us as the largest independent tower company in EMEA by tower count.

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  2014:  Executed landmark transactions in Nigeria to acquire a total of 10,966 Towers. We acquired 4,154 of these Towers from MTN Nigeria and 2,116 of these Towers from 9mobile in 2014 and completed the acquisition of the balance of 4,696 Towers from MTN Nigeria the following year.

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  2015:  Expanded through the acquisitions of Airtel Zambia's 949 Towers and Airtel Rwanda's 200 Towers and further expanded in Nigeria through the acquisition of an additional 555 Towers from 9mobile.

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  2016:  Acquired HTN Towers which owned 1,211 Towers, the first tower company-to-tower company transaction in Africa, which reinforced our leadership in Africa's largest market.

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  2016:  Issued our debut $800 million 9.500% senior notes due 2021 (now fully refinanced and redeemed as noted below under 2019), the largest African corporate high yield bond single issue offering at the time.

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  2019:  Refinanced outstanding debt of our Nigeria operations (approximately $1.8 billion), including issuing $1.3 billion of new senior notes, as well as new senior credit facilities, resulting in a more simplified debt capital structure, extended maturities and lower cost of debt.

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  2020:  Expanded our footprint by entering the Middle East through the completion of the Kuwait Acquisition, a controlling investment in Zain Kuwait's 1,620 towers in Kuwait, of which we completed the first closing of 1,022 towers in February 2020 with the remainder of the towers currently managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us.

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  2020:  Expanded our footprint by entering Latin America through the completion of the CSS Acquisition, for 2,312 towers primarily across Brazil, as well as Peru and Colombia.

        We believe that the underlying telecommunications trends in our markets will continue to drive the need for additional infrastructure and enable us to further augment our growth through continued Colocation, Lease Amendments, New Site construction and acquisition activity. New telecommunication infrastructure services such as small cells will further add to our growth opportunities with the roll-out of 5G in some of our markets. As of June 30, 2020, with an average age of our tower portfolio of 5.3 years, based on the date of integration of the sites, and a Colocation Rate of 1.54x, we believe that we have a young portfolio with ample capacity to continue growing organically, as well as to realize further gains on operating margins from operational efficiencies. We believe this organic growth will help drive enhanced cash flow generation from our existing assets.

Our Competitive Strengths

        We believe the following strengths position us to deliver operationally for our customers as well as generate strong financial returns and growth:

We are a clear leader in the majority of our current markets, which we support with a high quality asset base and service.

        Large and Growing Telecommunications Markets.    We believe the markets in which we currently operate are structurally favorable, as a result of having large, growing populations and low mobile penetration, particularly relating to 4G and 5G SIM penetration. Our nine markets covered 594 million subscribers as of December 31, 2019, according to Analysys Mason. Our African markets are generally characterized by low mobile penetration, and a high number of subscribers per tower compared with the U.S. and Western Europe. These markets are also attractive due to an increasing need for 3G and 4G coverage and capacity, with 42% 3G SIM penetration and only 17% 4G SIM penetration as of December 31, 2019. Over the longer term, we also expect 5G technology to become available in these markets. According to Analysys Mason, to meet the anticipated telecommunications growth in our markets, it is expected that these markets will require over 15,000 new towers and over 25,000 new MNO points of presence over the period 2020 to 2024. We have also opened up new growth markets in 2020 with the completion of the Kuwait Acquisition and the CSS Acquisition in Latin America, giving us additional exposure to the growth and technology trends in these markets as well. Analysys Mason estimates that these markets in Latin America will require over 19,000 new towers and over 26,000 new MNO points of presence over the period 2020 to 2024.

        Significant Market Scale.    We are the number one tower operator in six of our nine markets. As of June 30, 2020, we had a 68% market share of independently owned or operated sites in Nigeria, which is the largest telecommunications market in Africa by subscribers, and we are the only independent tower operator in five more of our current markets. In the Middle East, we are the first independent tower company to enter the region with the completion of the Kuwait Acquisition.

        As a leader in many of our markets, we benefit from operational efficiencies that help drive financial performance. We have strategically acquired multiple tower portfolios in each of our African markets and have selectively consolidated Towers, where we move Tenants from one Tower to another, to reduce costs. Follow-on transactions in new markets are an important element of our inorganic growth strategy, and we have reinforced our position in our markets, completing a follow-on transaction in each of the markets we have operated in for over a year. We own or operate approximately 48% of all Towers (75% of independent Towers) in our combined African markets and therefore benefit when MNOs invest in additional coverage and capacity, either on our existing sites or through the share of new sites we deliver in the market. We believe our scale and market position gives us a unique opportunity to increase our revenue per tower through Colocation and Lease Amendments as MNOs upgrade their networks from 2G and 3G to 4G and 5G further in the future.

        Substantial and Defensible Market Share.    Given the size and scale of our business and our track record of growth and service to our customers, we believe we are well positioned to maintain or even grow our market share. Our market position is backed by long-term contracts that we have a history of successfully maintaining. We have a presence across all the states of Nigeria, with coverage estimated at 80% of the population. We believe that in Nigeria, we have delivered the majority of estimated demand for new site deployments by independent tower companies in the market over the last two years, and we are the only independent tower operator in five of our other markets. For the period covering 2017, 2018 and 2019, we have added 3,600 Tenants and constructed 2,147 New Sites. For the period covering 2018 and 2019, we added 7,842 Lease Amendments. We have built over 6,100 New Sites since our inception. We continue to provide quality service and take a partnership approach with our customers in radio frequency planning. We also benefit from high barriers to entry in our industry, including the capital intensive nature of building new tower portfolios and, in certain instances, zoning rules that restrict Towers and masts from being built within a certain radius of each other. We believe these factors underpin the strength of our market leadership and position us to take advantage of opportunities in our markets.

We have a proven business model with high quality revenue visibility that is backed by long-term, inflation-linked contracts.

        Proven business model coupled with recurring revenues and long-term contracts.    We offer MNOs reliable services in exchange for monthly lease fees that are underpinned by long-term contracts, creating long-term revenue visibility. For MNOs, there are high costs and potential service interruptions associated with switching tower infrastructure and, historically, we have had a track record of successfully renegotiating and extending our contracts with MNOs. As of June 30, 2020, we had $7.7 billion of Contracted Tenant Lease Revenue from an average remaining tenant lease term of 7.6 years and an average remaining contract term of 6.7 years. In many cases, our contracts also include limited customer termination rights, inflation-linked revenue escalators and power indexation clauses to mitigate against certain increases in diesel prices. In certain cases, our contracts also include provisions designed to mitigate foreign exchange risk, such as periodic reset mechanisms to adjust for local currency devaluations.

        The majority of our revenue comes from MNOs that are subsidiaries of large, publicly listed multi-national MNOs, including MTN Group, Orange Group, Airtel Africa, Zain Group, Telecom Italia, Telefonica and America Movil. Many of our customers enjoy the support of their broader organizations and our multi-country partnerships help facilitate strong relationships throughout our markets.

        Structurally favorable unit economics.    The absence of competing infrastructure in the vicinity of our Towers helps enable strong demand from existing customers and positions our Towers as the preferred location for potential new demand. Time to market advantages for New Site construction, cost-to-build considerations and in some cases, regulatory restrictions create natural and high barriers to entry into our markets. We are able to achieve favorable unit economics through additional Tenants and Lease Amendments that allow us to improve our margins and our return on invested capital. When we add additional Tenants via Colocation and Lease Amendments, we generally incur limited incremental costs and typically do not provide additional tenant discounts. We also have the ability to reduce certain of our costs, which are mostly fixed, with the exception of power costs in our African and Middle East markets, which are variable. For example, in Nigeria where we invested in hybrid power solutions (which combine diesel generators with solar and/or battery systems) on more than 9,000 sites, we achieved a reduction in diesel consumption on those sites. Our new business in Latin America does not have the same operational requirements as our African or Middle Eastern businesses, given power is generally the responsibility of the customers and land lease costs are typically passed through to them. With a Colocation Rate of 1.54x across our portfolio as of June 30, 2020, our sites have the capacity to add additional Tenants before reaching a similar Colocation Rate as our older tower vintages. For example, as of June 30, 2020, our 2009-2010 tower vintages had a Colocation Rate of 2.68x. We believe our success in leasing up and colocating on our older Towers is a strong indicator of our ability to lease-up, grow revenue and expand margins on our newer Towers.

        We have contractual protections against macroeconomic volatility.    For the six months ended June 30, 2020 and the year ended December 31, 2019, 58% and 62% of our revenues were linked to the U.S. dollar or euro. Most of our operating costs are in local currency, and we have structured our contracts to provide protection against inflation and, in some cases, local currency devaluation.

        Our MLAs in the Middle East and Latin America have local currency lease fees with annual inflation linked escalators. In our African markets the local currency components of our lease fees typically adjust with local currency linked inflation provisions and U.S. dollar components of our lease fees typically adjust with U.S.-linked inflation provisions. The majority of our costs do not have mechanical indexation, enabling us to both grow our revenue and manage our cost base. With the exception of the cost of diesel, which is paid in local currency, but linked to the U.S. dollar through the international price of oil, substantially all of our direct and indirect operating expenses are denominated in and incurred in local currency. Capital expenditures may be linked to U.S. dollars in some instances, but are also incurred in local currency, providing further resilience to macroeconomic volatility.

We have a track record of both organic and inorganic growth.

        We have a number of organic growth opportunities.    There are a number of avenues that have driven our historical organic growth and that we believe will continue to drive future organic growth, including Colocation, Lease Amendments, New Sites, IBS/DAS, small cells and other telecommunication infrastructure-based opportunities. These opportunities are typically the result of our customers looking to densify their networks, improve their network coverage and capacity and upgrade their networks with new technologies, in response to growing populations and data demand from end users in our markets.

        A large proportion of our MLAs feature inflation protection clauses, ensuring contractual increases to revenue. In response to these growing needs, we benefit from customers choosing Colocation in order to get to market quickly on an existing site of ours. Colocations are a highly attractive opportunity as they enable us to lease-up our existing assets with minimal incremental capital expenditure and operating expenses required. As of June 30, 2020, December 31, 2019, 2018 and 2017, we achieved a Colocation Rate of 1.54x, 1.56x, 1.52x and 1.50x, respectively.

        Lease Amendments represent an opportunity for existing Tenants to enhance their existing position or upgrade technology at a Tower by installing additional equipment on that Tower or requesting certain ancillary services. For the six months ended June 30, 2020 and the years ended December 31, 2019, 2018, we added 2,257, 3,621 and 4,221 Lease Amendments, respectively. Colocation and Lease Amendments both support our growth by increasing our operating leverage.

        We typically construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation. Since our inception, we have built over 6,100 New Sites. For the six months ended June 30, 2020 and the years ended December 31, 2019, 2018 and 2017, we built 128, 305, 1,172 and 670 New Sites, respectively.

        We also benefit from the opportunity to generate revenue from adjacent services, including fiber, DAS and small cells. These opportunities do not constitute a material contribution to our revenues today, although we will look to continue to expand these opportunities as an area of growth in the future, particularly in our new markets in Brazil and Kuwait where 5G roll-out is close to commencing and has already commenced, respectively.

        We have a track record of inorganic growth through acquiring, consolidating and integrating tower portfolios.    Since our inception, we have completed 16 transactions for more than 22,000 Towers across nine countries. These acquisitions have enabled us to achieve our strong in-market positioning, which is key to both our ability to provide high quality services and to ensure the sustainability of the fundamentals of our business. Our recently completed acquisitions demonstrate our desire to expand into structurally favorable emerging and less developed markets around the world.

        Our inorganic growth strategy focuses on entering carefully selected growth oriented markets with compelling underlying fundamentals. A key component of this inorganic growth lies in our strategy to then develop each of the markets that we enter. We aim to execute follow-on, in-market transactions upon entering a new market, in order to solidify our presence as well as extract cost synergies from our operational platform across our large asset base. In addition to building our market presence, this strategy has allowed us to better service our clients through our extensive platform.

We have an established history of delivering high quality service to our customers.

        We have long-term relationships with leading MNOs.    Our sites are, for most of our clients, the primary tower infrastructure that supports their operations, making us a key long-term partner of our clients. Through these partnerships, we have developed deep ties with our customers' key decision makers.

        We have a long track record of delivering quality service to MNOs through deeply integrated relationships. Our customers entrust us with this critical infrastructure in part due to our proven record. For example, in our African businesses, we had average power uptimes of 99.7% and average time to repair below two hours for the six months ended June 30, 2020. In our African businesses, our innovative power availability solutions are a critical component of our quality service offering in our current markets, which lack a robust power grid.

        We have a modern and efficient global operational management platform.    We have differentiated ourselves from our competitors over time through our advanced network operating centers, or NOCs, in our six African and Middle Eastern businesses, bespoke remote monitoring at 78% of sites covered by our NOCs as of June 30, 2020 (with monitoring of almost all remaining sites through MNO network operating centers), site acquisition and maintenance teams, and a network of partners in the fields of security, power management equipment, site deployment / construction and diesel supply. Our NOCs operate 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data include access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. We have demonstrated significant uptime improvement in the sites that we have purchased and enabled improved quality of service levels across our portfolio. Given the current operating environment in Latin America with limited service level agreement obligations (such as power uptime or average time to repair)) to customers, our businesses in Brazil, Peru and Colombia generally do not require NOCs or remote monitoring services.

We have a track record of resilience to volatility.

        We have a track record of growth during periods of macro-economic volatility, including in relation to foreign exchange rates.    Despite the significant shortage of U.S. dollar liquidity in Nigeria in 2015 and 2016, Naira devaluations and the economic slowdown in Nigeria in 2017, 2018 and 2019, when real GDP growth was 0.8%, 1.9% and 2.3%, respectively, our revenue and Adjusted EBITDA for our Nigeria segment continued to grow during that same period. Revenue for our Nigeria segment increased 8.6% and 3.8% for the years ended December 31, 2019 and 2018, compared to the years ended December 31, 2018 and 2017, respectively, and Adjusted EBITDA for our Nigeria segment increased by 14.2% and 6.1% over the same periods, despite the Naira depreciating from an average rate of 305.3 to $1.00 for the year ended December 31, 2017 to an average rate of 361.9 to $1.00 for the year ended December 31, 2019.

        We have a disciplined capital allocation policy.    We employ a prudent approach to discretionary capital allocation. We have a strong focus on maintaining a healthy capital structure through a mix of debt and equity financing. As of December 31, 2019 our Net Leverage Ratio was 2.01x. See "Summary Consolidated Financial and Operating Data." We continue to maintain a prudent approach to leverage, which we believe provides us with strong flexibility to evaluate future investment opportunities and other potential capital allocation alternatives.

We have a founder-led, experienced management team with a differentiated operational skillset and track record, supported by committed, seasoned investors.

        Our executive team is led by our founders and other seasoned senior executives with strong relevant experience.    Our founders remain in lead executive positions and are deeply involved in day-to-day operations, strategy and leadership. We have a highly experienced management team with a track record of delivering operational performance and strategic growth for our business. With a background in site construction, site management as well as site operation, our management team has experience across the full telecommunications infrastructure value chain. We have added to our leadership team over the years, and together, our management team has deep experience in both developed and emerging markets, towers, telecommunications, finance, governance and mergers and acquisitions, including in a public company context. In addition to a strong executive management team, we have developed a seasoned team of in-country managers that help run the day-to-day operations, manage local relationships and expand effectively into new markets.

        We have benefited from the consistent commitment of experienced, long-term investors that actively support our management.    Since our inception in 2001, we have established an investor-friendly framework, which includes a focus on corporate governance, ethics, environment and sustainability and risk management policies and a platform that combines the strong fundamentals of the towers business with attractive long-term growth potential. Our global shareholder base includes strategic and financial investors, such as African Infrastructure Investment Managers, Emerging Capital Partners, Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, Singapore's sovereign wealth fund, or GIC, Goldman Sachs, International Finance Corporation, or IFC, Investec, Korea Investment Corporation, MTN Group and Wendel, among others.

        Our governance and control frameworks underpin our dedication to operational best practices.    We have implemented governance practices at the board of directors and executive levels, including committees focused on ethics and risk management. Upon consummation of this

offering, we will have                    directors,                     of whom will be independent directors, on our board of directors. Since 2011, we have been subject to compliance with the IFC's Performance Standards. We have also developed an ethical compliance framework aligned with converging best practice methodologies.

Our Strategy

        Since our inception in 2001, we have established a reputation as a leader in the high growth, emerging market telecommunications infrastructure sector, servicing MNOs and ultimately the growing end-consumer market with critical telecommunications infrastructure, which also benefits the broader communities in our markets through enabling accelerated access to communications. Through the growth of 2G, 3G and 4G, we have helped the MNOs in our markets provide services to subscribers by owning, operating, sharing and constructing telecommunications infrastructure. We are pursuing the following key strategies to grow our cash flow and continue to take advantage of our competitive strengths:

Increase revenue, improve margins and grow cash flows by maximizing the use of our existing network infrastructure and driving organic growth through Colocation, Lease Amendments and New Sites

        Our primary strategy is to expand our revenue-generating asset base and improve utilization on new and existing Towers. We aim to drive organic revenue growth and cash flow generation through Colocation, Lease Amendments and contractual lease fee escalations and New Site construction. In addition, we believe strong operating leverage and initiatives, such as selective decommissioning, will help us drive margins and increase cash flows. As our customers ready themselves for 5G roll-out, we believe existing services such as DAS and small cells will likely increase in prevalence, and will become a core component to our growth thesis.

Seek attractive rates of return through disciplined organic and inorganic investment

        We intend to continue investing capital at attractive rates of return. We pursue carefully selected strategies, including New Site construction and selective decommissioning, and have a strong track record of delivering value-enhancing incremental investments that have helped grow our asset base, secure our market leading positions and provide the scale and market share necessary to sustain our growth. We assess acquisition opportunities in both existing and new markets using our (i) country attractiveness framework, (ii) strategic importance analysis and (iii) investment appraisal methodologies.

        Within existing markets, we focus on growing our scale advantages by acquiring portfolios and other existing tower companies, which offer opportunity for operational improvements, potential synergy realization and potentially decommissioning opportunities, leading to potentially higher returns than comparable investments in organic growth.

        In new markets, we seek attractive telecommunications infrastructure opportunities with contractual agreements that aim to maximize returns on our investments. We also seek balanced telecommunications market dynamics with service and technology growth opportunities and demand for telecommunications infrastructure services. We consider markets attractive if we believe we can achieve significant scale, and even more so, if we can leverage relationships with multi-national MNOs with whom we may have existing relationships in other markets. If we deem a market attractive, we aim to apply our disciplined approach to acquisitions, establish a path to scale, gain market leadership within that country or more broadly within that region and diversify our overall portfolio by market and by customer. In contrast, we avoid markets which do not offer near-term chances for meaningful scale or ones that we do not believe have the right fundamental drivers to support our growth strategy.

        In addition to acquiring tower portfolios or seeking to consolidate existing tower companies, we also see the potential for new and related services that will help enhance our value proposition to our customers, reduce their capital expenditure, stabilize their operating costs, help improve their quality of service and enable faster deployment of their networks. We expect to continue to generate cash flows from newly developed service propositions, such as fiber infrastructure services, where we see significant potential in our markets. We will continually consider opportunities to expand our offering beyond the current infrastructure services, which support MNOs in their intention to build 4G and 5G enabled networks of the future, notably with small cells in urban areas and DAS. We believe that there are opportunities to expand the types of infrastructure partnerships that we could form with our clients, such as investments in fiber networks, which would fall within our investment criteria, our infrastructure focus and our business model. We are committed to anticipating and responding to new technology trends and evolving customer needs.

Continued focus on operational excellence, service delivery for customers and adopting an innovative approach to new technology

        We plan to continue delivering high levels of performance to our clients in terms of site power availability, site access, equipment monitoring and servicing. We have done this consistently for years and we are increasingly leveraging new technology to expand the scope of how we monitor and improve the sites while reducing our dependence on diesel-powered generators. Our extensive use of alternative power solutions in our African markets helps reduce our operating costs and is more environmentally friendly given the reduction in diesel consumption that these solutions deliver.

Continue improving our impact on our communities and on the environment

        We continuously aim to improve and develop our Sustainability program, which focuses on four pillars: (i) environment and climate change; (ii) education and economic growth; (iii) our people and communities; and (iv) ethics and governance, in order to try and make a positive impact in the communities in which we operate by helping to improve the quality and availability of communications infrastructure. We intend to continue supporting local schools, health clinics and other programs as part of our Sustainability program, which is focused on helping to improve the communities in which we operate and further contribute to the growth and development of our markets. The success of our Sustainability program has also been recognized externally, when we were awarded the 2019 Best CSR Workplace Practices (Nigeria) award and the 2019 Shaping Responsible Business Towards the Attainment of Sustainable Development Goals award at the Sustainability, Enterprise and Responsibility Awards. We also operate the IHS Academy, an online training portal, to enable our employees to build the skills and knowledge they require to become successful.

Our Tower Portfolio

        Size of portfolio    As of June 30, 2020, we had a portfolio of 25,556 owned Towers and 1,917 Towers that we operate under MLL agreements totaling 27,473 Towers owned and operated. With 42,253 Tenants as of June 30, 2020, we had a Colocation Rate of 1.54x. Additionally, as of June 30, 2020, we had 15,861 Lease Amendments. We have historically increased the number of our Towers through a combination of constructing New Sites, along with the acquisition of site portfolios from MNOs and independent tower companies, HTN Towers and CSS.

        In connection with the acquisition of multiple portfolios of Towers, we have also "rationalized" our portfolio where we have multiple Towers in close proximity to each other. Where economically and commercially viable to do so, we migrate Tenants from one Tower onto a nearby Tower as additional Colocation and then decommission the empty site. While the decommissioning of Towers offsets our overall growth in the number of Towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption.

        The following table shows the growth of our tower portfolio, which is primarily a result of acquired Towers and the construction of New Sites, for the period and as of the dates indicated:

	As of December 31,					As of June 30,
	2015	2016	2017	2018	2019	2020
Towers
Total (Owned & Operated)	21,132	22,425	22,861	23,863	24,076	27,473
Acquired in year	5,845	925	—	—	—	3,334
Built in year	796	743	670	1,172	305	128

        In addition to the foregoing owned and operated Towers, we also manage and operate approximately 600 Towers in Kuwait under a Managed Services agreement as part of the Kuwait Acquisition. These Towers are currently owned by Zain Kuwait, and we expect ownership of such Towers to be transferred to us following completion of the necessary documentation and subject to satisfaction of customary conditions.

Tenancies and Colocation Rate

        We provide our customers with opportunities to install active equipment, and receive related services, on existing Towers alongside current Tenants, known as Colocation. The Colocation Rate is the average number of Tenants per Tower that we own or operate across our portfolio at a point in time. With 42,253 Tenants as of June 30, 2020, we had a Colocation Rate of 1.54x.

        Our Colocation Rate is an important metric for assessing utilization and capacity on existing Towers, as well as potential for future growth. Our Colocation Rate is a key driver of our gross margins and operating margins, as the addition of further Tenants to existing Towers increases revenue while only marginally increasing our costs (primarily power). Colocation is attractive to our customers, as it provides them with shorter deployment times for their equipment compared to New Site construction arrangements.

        The following table shows the number of Tenants in our portfolio and our Colocation Rate as of the dates indicated:

	As of December 31,					As of June 30,
	2015	2016	2017	2018	2019	2020
Tenants
Key Customers	26,379	29,603	30,734	32,690	34,092	38,111
Other Customers	2,393	4,449	3,525	3,611	3,560	4,142
Total	28,772	34,052	34,259	36,301	37,652	42,253
Colocation Rate	1.36x	1.52x	1.50x	1.52x	1.56x	1.54x

        We review and analyze the performance of our Colocation Rate trends for Towers built or acquired in different periods. As of June 30, 2020, our 2009-2010 Towers had an average Colocation Rate of 2.68x, while our more recent portfolios ranged from 1.33x to 1.43x. This metric can be affected by recent acquisitions and consistent New Site programs, each of which reduce the overall Colocation Rate and make total portfolio comparisons less meaningful. However, we believe the relatively low Colocation Rate provides strong growth potential going forward. The table below shows our Colocation Rate, as of June 30, 2020, for Towers acquired or built during different periods:

Period	Number of Sites Acquired / Built	Colocation Rate As of June 30, 2020
2009 - 2010	155	2.68x
2011 - 2012	662	1.87x
2013 - 2014	12,829	1.64x
2015 - 2016	9,037	1.43x
2017 - 2019	2,752	1.33x
2020(1)	1,156	1.00x

Total(2)	26,591	1.52x

(1)
Up to June 30, 2019

(2)
Excludes 882 ITNG Towers (including Tower Infrastructure Company Limited), with a blended Colocation Rate of 2.06x, which were owned and operated by an independent tower company prior to our acquisition of such company in 2016 in the HTN Towers Acquisition.

        The Colocation Rate of our Towers is a key indicator of portfolio maturity and operational efficiency.

Lease Amendments

        In addition to Colocation, we also continue to benefit from Lease Amendments as our existing Tenants roll out new technologies on their existing sites, which includes the deployment of 3G, 4G/LTE and potentially 5G technologies. As of June 30, 2020, our customers had deployed over 15,861 Lease Amendments to Towers across our footprint. Given the relative growth potential of the telecommunications markets in which we operate, where 3G and 4G SIM penetration are generally at a low starting base (e.g. currently 49% and 9%, respectively in Nigeria), the majority of the Lease Amendments that we have added thus far are for 3G equipment added to a Tower for existing Tenants.

        The following table shows the number of Lease Amendments in our portfolio as of the dates indicated:

	As of December 31,						As of June 30,
Lease Amendments	2014	2015	2016	2017	2018	2019	2020
Total	—	—	—	5,762	9,983	13,604	15,861

Tower Specifications

        The following diagram illustrates the standard facilities located on our typical ground-based tower sites in our African and Middle East markets:

        The antennas, microwave dish and the active equipment inside or outside of the shelter are owned and maintained by the customers, while we own and maintain the passive infrastructure, including the telecommunications mast, the shelter, the site monitoring system, and, if applicable, the diesel generator, the battery backup system or the hybrid power solutions, which include solar and battery systems. The site land is generally leased from a land owner or purchased by us. See "—Real Property Leases." In Latin America, the supply of power is typically the responsibility of the operators, who have either a grid connection or their own power supply for the site.

        The number of antennae that a Tower can accommodate varies depending on the type of Tower (self-supporting monopole, guyed or self-supporting lattice), the height of the Tower, the nature of the services provided by such antenna and the antenna size and weight. The substantial majority of our Towers are self-supporting lattice Towers that can support a large number of antennae and therefore enables us to market tower space to a diverse group of telecommunications providers and other customers. Ground-based Towers can typically accommodate three or more Tenants. The key criteria in determining how many Tenants the Tower can hold is the wind loading capacity of the Tower. The capacity of a single Tower can be increased by Tower strengthening and height extensions and by adding further antenna mounting poles. The structure of the Tower can be reinforced and the foundation strengthened to accommodate additional Tenants and Lease Amendments.

        Our Tower portfolio consists principally of ground-based Towers. As of June 30, 2020, 54% of our Towers were between 40 and 60 meters in height, and 31% of our Towers were smaller than 40 meters, including 9% of which were rooftop sites. We build larger Towers when circumstances require, including when Towers will be located in valleys or require a greater range of transmission. As of June 30, 2020, 12% of our Towers are between 60 and 75 meters, and 3% are taller than 75 meters. As of June 30, 2020, the average age of Towers in our portfolio based on our date of integration was 5.3 years.

Operations

        Our core business provides shared telecommunications infrastructure services to MNOs, including power management, to ensure uninterrupted operation of customers' transmission equipment. MNOs, in turn, use our tower infrastructure to provide wireless voice and data services to their end users. We lease space to customers on existing Towers alongside current Tenants, known as Colocation, as well as lease additional space to existing Tenants on Towers for the installation of additional equipment through Lease Amendments. We commission New Sites for construction to the MNOs' specifications and lease space on those newly built Towers. We also provide customers with the required power for their equipment.

Colocation

        Colocation is at the core of our business model as it allows us to leverage existing Towers to grow revenues and improve operating margins. We believe that our current tower portfolio and our experience of operating large portfolios of Towers, coupled with our strong customer relationships, will help us to capitalize on expected market growth and Colocation opportunities.

        A typical Colocation process usually involves the following steps:

  •
  New customers typically sign an MLA, which governs our relationship with the customer.

  •
  We work closely with our customers, sharing our updated tower portfolio location details throughout the year, and particularly during the planning phase, to maximize the number of Colocation opportunities. We also have radio frequency planning teams that work with customers with regards to the planning and optimization of their networks.

  •
  Upon determining to lease tower space for Colocation, the customer delivers a work order requesting us to reserve specific space on a specific Tower. Once the work order has been processed and the tower space is ready for integration (typically approximately 30 days), we issue a notification to the customer, who confirms acceptance of the site.

  •
  Under certain of our MLAs, an SLA is then signed for the commissioning of the Colocation of each specific Tower, incorporating the provisions of the MLA, and the first invoice is then submitted.

  •
  The accrual of lease fees depends on the MLA, and usually begins approximately 30 days after notification that the site is ready for installation, or when the tenant installs or activates its equipment.

  •
  Subsequent invoicing depends upon the particular MLA, and in most cases occurs monthly or quarterly in advance.

Lease Amendments

        In addition to Colocation, we drive our revenue and operating margins by leasing additional space or equipment or providing certain ancillary services to existing Tenants on sites through Lease Amendments. For example, an existing Tenant may choose to deploy an additional technology, such as 3G, 4G/LTE or potentially 5G technology at the same site the Tenant is leasing, or an existing Tenant may seek to connect fiber to the Tower, which requires the provision of additional power for that connection.

        Our customers utilize different technologies, though active GSM technologies comprise the most prevalent type of technology on our Towers to date. Data demands continue to be a key factor in our markets and certain large MNOs have recently announced plans to launch, or have already begun deploying 4G/LTE networks. In the future 5G networks are also expected to be deployed. These technologies require increased density for Towers and equipment, increasing the need for additional points of service and amplifying the need for Colocation.

        As subscriber density increases, tower operators deploy additional infill sites to deliver further capacity to areas of demand. This densification of the network is driven further by the deployment of 3G and 4G services, which are typically carried over higher frequency spectrum bands. This is also the case for 5G services which may be provided in the future. The cell-sizes for these higher frequency bands are much smaller than, for example, a GSM 900 MHz cell, but the capacity that is delivered over a similar area is much higher and can therefore support high subscriber density and deliver higher voice and data traffic. The recent deployment of 3G/4G in lower frequency bands does not negate the need for densification, as it allows 3G and 4G coverage to be extended into more rural areas similar to 2G coverage. We expect MNOs in our markets to continue to service 2G, 3G and 4G technologies for many more years.

New Sites

        We believe that the timely deployment of New Sites, which includes site acquisition, construction and structural and electrical engineering, has been a critical component in obtaining and completing site orders. We have extensive experience in deploying over 6,100 New Sites and have been a major provider to the market in New Sites since 2011. The average cost to build a New Site is in the range of between $100,000 and $150,000 depending on the market of operation.

        New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions, rooftop and wall-mounted towers and cells-on-wheels. For New Sites, we retain ownership as well as the exclusive right to colocate additional Tenants on the tower. These New Sites always begin operations with at least a single tenant, with Colocation and Lease Amendments expected at future dates. We seek to construct New Sites only in locations where Key Customers are committed to be the initial tenant with optimal additional Colocation capacity, and therefore generally aim to only build Towers for customers in locations that have the potential to attract other customers. We strive to realize the operating leverage inherent in the tower business by leasing up the New Sites with additional tenancies. In Africa and the Middle East, we aim to construct New Sites with the appropriate power systems for their location, which may include hybrid batteries and solar systems. See "—Power and Power Management." Given the operating model in Latin America, power systems are less relevant in these markets where the provision of power is a responsibility of the customer.

        The entire process from receipt of work order to completion of New Site construction typically takes approximately 90 to 125 days. The actual time taken and the detailed steps followed can vary depending on the country, customer, the location of the specific site and issues, if any, identified during the site acquisition process.

        A typical New Site process, including additional value-added services, involves the following steps:

  •
  A new customer will sign an MLA, or have an existing MLA with the relevant optionality to roll-out New Sites, and inform the marketing unit that it requires a New Site in a certain location (usually a location within a 200 meter radius of a precise coordinate, referred to as a search ring).

  •
  Mapping specialists select the most suitable sites based on a number of factors, including (i) the proximity to central coordinates provided by the customer, (ii) appropriate terrain most suited to broadcasting of uninterrupted signals, (iii) which sites provide the most attractive property lease or purchase terms, with a preference for purchasing the land, (iv) which sites have the highest potential to be approved for aviation and environmental permits in the shortest time frame and (v) which sites may be the most viable location for additional Tenants. Final sites selected are submitted to the customer or to our site acquisition department pursuant to the customer's request.

  •
  Once a location is accepted by the customer, we negotiate and enter into either (i) a long-term ground lease pursuant to which we acquire a leasehold interest in the property, (ii) a contract of sale pursuant to which we acquire title to the property, (iii) an easement agreement pursuant to which we acquire an easement over the property, or (iv) an option to purchase or lease the property in the future. Concurrent with the negotiation of appropriate property rights, we obtain a title report on the site, conduct a survey of the site, perform soil analysis of the site and obtain an environmental survey of the site (if relevant). The resultant plan is then submitted to the relevant regulatory authority for approval. We also obtain land use permits necessary to commence construction on the site or install equipment on the site.

  •
  Upon the customer's acceptance of the completion of the tower construction, under certain MLAs, a separate SLA is then signed for the commissioning of the individual site, which incorporates the provisions of the MLA.

        The accrual of the lease and maintenance fees generally starts at the time of the customer's acceptance of the completion of the tower construction. Subsequent invoicing depends on the particular MLA but generally commences within 30 days of the customer's acceptance or delivery of the site.

Decommissioning sites

        Historically, we have grown our portfolio through constructing New Sites, along with the acquisition of site portfolios from HTN Towers and MNOs. As a result of acquisitions of multiple tower portfolios in the same markets, we often have multiple Towers in close proximity to each other. If it is economically and commercially viable to do so, and if agreed to by the tenant, we migrate Tenants from one Tower onto a nearby Tower as additional Colocation and then decommission the empty site. While the decommissioning of Towers offsets our overall growth in the number of Towers, it allows us to eliminate duplicative cost of sales and ongoing maintenance capital expenditures of the decommissioned tower with only a marginal cost of sales increase at our retained sites through increased power consumption. We aim to continue working with our customers to determine if we can improve our service offerings through further decommissioning.

Site management and maintenance

        We deploy a combination of in-house personnel and third-party contractors to manage and maintain our Towers. In-house personnel are responsible for oversight and supervision of all aspects of preventative and corrective maintenance and site management, including managing the operational aspects of customer relationships, managing structural engineering and tower capacity issues, ensuring proper signage, and supervision of independent contractors. We engage numerous vendors to provide various services in connection with site acquisition, construction, access management, security and preventative and corrective maintenance of tower sites, as well as the supply of diesel to certain of our sites. As of June 30, 2020, we had entered into outsourcing arrangements for certain services in respect of 69% of our sites.

        For example, we have outsourced power management, refurbishment, operations and maintenance and security functions at some of our sites to third-party contractors. These power management functions include the supply of diesel to certain sites and deployment of alternative power technologies that we configure and design, such as hybrid and solar power technologies, on certain sites, to help reduce diesel consumption to a contracted volume. Third-party contractors providing material operational services are subject to strict contractual execution targets for both financial and operational performance. By entering into these agreements, we are able to ensure the proper functioning of our sites and fix our costs by setting maximum costs per site (subject to typical inflation escalation) with the third-party contractor providing the services. In addition to the service level agreements that need to be maintained, outsourcing to contractors allows us to budget more effectively.

        Site maintenance and management activities include:

Site monitoring and control

        Our NOCs are 24-hour fully operational management centers from which our personnel monitor and control the tower sites from a central location. Remote monitoring systems allow us to better monitor, regulate and control site conditions, including, among other things, site AC, DC, load, power consumption per tenant, diesel usage and tank levels, environmental alarms (shelter temperatures, smoke detectors, etc.) and remote access control. We have remote monitoring systems installed in six of our nine markets covering 78% of our sites within these six countries (with monitoring of almost all remaining sites through MNO network operating centers). Our NOCs are operated 24 hours a day, seven days a week and monitor a variety of data sent from our Towers. Such data includes access and gate status, diesel supply, usage and quality, cabinet temperature and overall power uptime, consumption and supply. Given the current operating environment in Latin America and no provision of service levels to customers, our businesses in Brazil, Peru and Colombia do not require NOCs.

        The activities conducted in the NOCs ensure that we provide our customers with quality service and uptimes. We have averaged a power uptime of 99.7% across our tower portfolio for the six months ended June 30, 2020, with an average mean time to repair of under two hours for the year six months ended June 30, 2019.

Security

        The protection of our sites is key to ensuring the sustainability of our business. We ensure that our Towers generally have fencing and security lights and, where relevant, such as in our African markets, our sites are guarded by outsourced security guards. We apply rigorous access control policies at the sites and require each visitor to be pre-approved with customer representatives. Our remote monitoring systems also allow us to track all access to restricted areas on the sites.

Power and Power Management

        The reliability of main grid electricity varies considerably across our footprint and determines, along with the requirements of any one site, the most appropriate power system for that site. Specifically in our African markets where there can be a lack of reliable main grid electricity supply, we currently source a substantial amount of our power needs for daily operations from a combination of diesel generators, solar panels, and deep cycle batteries. As of June 30, 2020, 42% of our sites in our African markets were powered with solar systems with diesel generators, 32% with only generators, 19% with grid connectivity and back-up generators, with the remaining 8% powered through grid connectivity only or solar power systems only. We, or third-party contractors we have engaged for certain sites, are responsible for monitoring the diesel levels of our generator tanks and scheduling diesel deliveries. Given the importance of diesel for the operation of our sites in many of our African markets, we may purchase diesel in large quantities, which is then stored at our facilities.

        To address the costs associated with diesel generator usage and maintenance in our African markets, we introduced hybrid battery power systems, which involve alternating between power storage sources, such as batteries (VRLA and lithium ion) and diesel generators. On certain sites, we have also switched from using 3-phase AC generators to DC generators or single phase generators, which consume less diesel. We have also begun deploying hybrid solar power systems on certain sites.

        We continuously evaluate innovative power management technologies and solutions, including more efficient generators, hybrid battery systems and solar systems. We outsource certain services, including power management and site maintenance for our sites, which includes over 9,000 sites in Nigeria where we have deployed hybrid power systems. These systems use batteries and solar power systems, along with traditional generators, to reduce fuel costs and create a more consistent energy supply to increase network uptime for our customers. In Nigeria, for the year ended June 30, 2020, the deployment of these power management solutions has resulted in, on average, an approximately 50% reduction in diesel consumption per tower in Nigeria on the sites where we have deployed hybrid power solutions.

        Given the reliable grid connectivity and power pass through nature of most customer contracts in Kuwait and our Latin American markets, power management is less of a focus in these markets.

Tower Lease Agreements

        We lease space on Towers to our customers pursuant to a combination of MLAs, which provide the commercial terms governing the lease of tower space, MLL agreements, and individual SLAs, where relevant, which act as an appendix to the relevant MLA, and include site-specific terms for each relevant tower.

        Tower Lease Agreements, whether Master Lease Agreements ("MLAs") or Managed with License to Lease Agreements ("MLLs") are the principal agreement between the customer and us. These govern the ongoing and long-term customer relationship and provide the commercial terms governing the lease of tower space. As of June 30, 2020, the average remaining life of our Tower Lease Agreements was 6.7 years. A Tower Lease Agreement typically has an initial term of 5 to 15 years and will stay in effect until the parties renew or sign a new Tower Lease Agreement. When we acquire portfolios of towers or construct towers for customers in new markets, we typically sign an MLA with a minimum duration of 10 years. A number of the MLAs with our customers are deemed automatically renewed if not cancelled by the stated expiration date. The material commercial terms of our MLAs are typical for the tower infrastructure industry in our markets and include contractual provisions setting out, among other things, pricing, renewal clauses, termination clauses, inflation-linked price escalations and, in certain cases, provisions designed to mitigate foreign exchange risk.

        In addition to the other types of MLA described above, we also operate sites owned by an MNO through Managed with License to Lease Agreements. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for us. The site owner reduces its operating costs, eliminates capital expenditures and frees up management time.

        Our MLL agreements typically have a term of 15 years with a five-year renewal period. Our two current MLL Agreements also grant the Tenant the option to withdraw from five sites per year, not to exceed 50 sites across the full term, and provided there is no other Tenant on each site. The average remaining duration of our two MLL agreements is 7.7 years and the total number of Tenants on sites operated under MLL agreements is approximately 3,391.

        The table below outlines collectively the typical key contract terms of our Tower Lease Agreements with our Key Customers in each country in which we operate as of June 30, 2020:

Country	Duration of MLA	Remaining Duration of Current Term	Extension Option
Nigeria	5 - 15 years	7.2 years	5 years extendable terms
Côte d'Ivoire	10 - 15 years	5.2 years	5 years extendable terms
Cameroon	10 - 15 years	5.2 years	5 years extendable terms
Zambia	10 years	4.4 years	3 - 5 years extendable terms
Rwanda	10 years	4.3 years	3 - 5 years extendable terms
Kuwait	10 years	9.6 years	5 years extendable term
Brazil	10 - 20 years	9.1 years	N/A

        For the six months ended June 30, 2020, 42% of our revenues were linked to the U.S. dollar, 16% of our revenues were linked to the euro and 4% of our revenues were linked to the cost of diesel. However, the manner in which these revenues are linked differs by lease agreement. The U.S. dollar-linked contracts with U.S. dollar revenue components typically have a formula for determining the U.S. dollar to local currency exchange rate over a period of time. For example, for the majority of MLAs in Nigeria, the U.S. dollar component of the monthly lease fee is converted to Naira for settlement at a fixed conversion rate for a stated period of time. The conversion rate in such MLAs is reset after a period of three months, six months or a maximum of 12 months, which was up until June 30, 2020 predominantly based on the official CBN exchange rate. Of our 42% of revenues linked to the U.S. dollar for the six months ended June 30, 2020, 5% reset on a monthly basis, 73% reset on a quarterly basis, 4% reset on a semi-annual basis and 19% reset on an annual basis. While we have recently reached agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which is currently more aligned to the NAFEX rate), historically, the conversion rates included in some of our MLAs was different to the rates at which our financial results have been translated into U.S. dollars for reporting purposes. For example, as described under "Risk Factors—Risk Relating to our Business—The existence of multiple foreign exchange markets with different exchange rates may impact the rate at which our operating subsidiaries' financial results are translated into U.S. dollars for group reporting purposes, which may impact our financial condition and/or results of operations," in April 2017, the CBN introduced a new foreign exchange window for investors and exporters that resulted in the conversion rates for our MLAs for our Nigerian operations to be different from the rates at which our financial results were translated into U.S. dollars for reporting purposes. As of January 1, 2018, our financial results in Nigeria are translated into U.S. dollars based on the NAFEX rate, which differed from the rates included in some of our MLAs until the recent amendments to the contracts with certain of our Key Customers in Nigeria to update the reference exchange rates therein to the prevailing market rate available on Bloomberg. Certain of our other contracts, such as in Côte d'Ivoire and Cameroon, are linked to foreign currencies such as the euro because they are based on local currencies that are "pegged" to such foreign currencies. In Kuwait and Latin America, our MLAs are based on local currency pricing with no direct foreign exchange link or conversion mechanism. See also "Risk Factors—Risks Relating to Our Business—We and our customers face foreign exchange risks, which may be material."

        We also benefit from power indexation clauses in some of our Tower Lease Agreements, which provide pass-through provisions in relation to increased diesel prices. These provisions help us mitigate exposure to volatility in diesel prices. For example, in certain MLAs where there is a certain percentage increase or decrease in the per liter price of diesel above or below an agreed base price, such percentage increase or decrease is also applied to a portion of the full monthly lease fee. For the six months ended June 30, 2020, 4% of revenue was linked to the cost of diesel through power indexation clauses.

        Except for certain material events of default, our Tower Lease Agreements may only be terminated prior to the agreed termination date according to the agreed notice period. As a result, we believe that revenue earned from lease fees provide a highly visible and recurring revenue stream. As of June 30, 2020, the average remaining life of our Tower Lease Agreements was 6.7 years, with a weighted average remaining tenant lease term of 7.6 years, and only 22% of our site tenancies are due to expire by the end of 2024.

        We expect that our MLAs and MLLs will generally experience a high renewal rate because (i) the locations of many of the Towers are critical to the efficient and cost effective operation of the Tenants' telecommunications networks, (ii) there are cost and time implications to our customers associated with re-configuring antenna equipment across multiple towers when relocating, (iii) there is often a lack of alternative sites and other operators within a required proximity, and (iv) there are site acquisition, regulatory compliance issues and other barriers associated with the construction of New Sites and the relocation of antenna equipment.

Site Lease Agreements

        In addition to the MLA, where a customer requests new space for additional Colocation or New Sites, pursuant to some of our existing MLAs, we sometimes also enter into one or more SLAs with that customer, which include certain site-specific arrangements. The tenure of an SLA varies between 5 and 10 years depending on the length of the underlying MLA and typically includes renewal clauses based on certain agreed conditions. The material commercial terms will be agreed in the relevant MLA, with the SLA including site-specific terms such as equipment loading.

        Renewals of SLAs are generally linked to the extension of the term of the related MLA.

Lease Fees

        Lease fees for the services we provide are normally invoiced to Tenants in advance on a monthly or quarterly basis. The average lease fee received from a new tenant is generally fixed for the initial term of the MLA or MLL, which generally include an annual inflation-linked escalation, and cover:

  •
  Power requirements;

  •
  Amount of ground and tower space that the Tenants' equipment and specifications require, including the size of the tenant's antenna equipment located on the tower and the ground space necessary for the tenant's electronic and other equipment related to the antenna; and

  •
  Site location.

        For certain customers, we also charge lease fees on the basis of the type of technology employed by the customer, which includes a defined amount of space and power as necessary for such technology. In most cases, additional fees may be invoiced if such customers require additional space and/or power in excess of these specifications, subject to the terms of the relevant MLA.

Managed Services

        For sites that we do not own but operate on behalf of another party, such as an MNO, we provide Managed Services. Managed Services include providing all aspects of preventative and corrective maintenance and site management. We provide our customers with Managed Services through a combination of in-house personnel and third-party contractors.

        In Kuwait, until the necessary documentation for the transfer of approximately 600 sites are available and we accept such sites, these sites are operated and managed by us under a Managed Services agreement. Once transferred, these sites will fall under the scope of the MLA signed with Zain Kuwait.

Real Property Leases

        Most of our sites are located on real property which has been leased to us by individual landowners under ground lease agreements. As of December 31, 2019, approximately 89% of our Towers were on leased property. See "—Properties." Most of our real property leases have durations of 3 to 15 years, and in Kuwait a certain number of our leases with local cooperatives tend to be for one year. The table below shows the number of sites we lease for our Towers and the average lease duration, by country, as of December 31, 2019.

	Number of leases	Average remaining duration
Nigeria	14,592	8.9
Côte d'Ivoire	2,649	2.9
Cameroon	1,617	3.6
Zambia	1,521	6.2
Rwanda	803	5.1
Kuwait	853	1.5
Brazil, Peru and Colombia	2,323	16.7

Total	24,361	8.1

        As is typical in most of the African markets in which we operate, ground lease fees are generally paid in advance, in most of our African markets, for a one, five, or ten-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 5% and 40% for each subsequent three, five or ten-year period. Since advance payments for ground lease fees typically represent a substantial rental yield for the landlord, in our experience, ground leases are, in most cases, not difficult to obtain or renew. In our Latin American businesses, the lease costs are typically passed through to the customers. Our ground leases are typically renewed between three and 12 months prior to expiration. Since the beginning of 2016, we have had approximately 103 leases that have been terminated by the landlord. If terminated by the landlord, the unearned portion of the rent is typically reimbursed to us. In the last few years, we have sought to purchase the freehold interest in the tower site land rather than maintain the lease interest. As of June 30, 2020, we own the land for 8% of our sites.

Sales and Marketing

        We aim to generate additional Colocation and Lease Amendments through actively promoting tower sharing in our markets. We offer the largest portfolios in the countries in which we operate and use our experience and expertise to enable our customers to broaden their range of network leasing options. Our sales and marketing team is in regular discussions with customers to identify whether the existing Towers can fulfill new tenancy demand, or if the customers may require a New Site. In many cases, customers prefer a Colocation option due to a faster time-to-market advantage. However, our expertise in site acquisition, construction, and structural and electrical engineering, as well as regulatory compliance, has been a critical component in obtaining and completing New Site orders on time and within budget.

        Our sales and marketing department has the following responsibilities:

  (i)
  New business development, focusing on maximizing Colocation, Lease Amendments and New Site opportunities based on the customer's roll out plans;

  (ii)
  Maintaining and growing business relationships with existing Tenants;

  (iii)
  Collecting feedback regarding the quality of the service and providing prompt assistance in order to maintain the customer's satisfaction;

  (iv)
  Negotiating commercial contracts, including lease fees, with customers on competitive terms and ensuring accurate billing and timely collection; and

  (v)
  Processing customers' acceptance of sites and examining the creditworthiness of new customers.

Customers

        Our main customers in each country of operations are leading MNOs in that country. In addition, and to a much smaller extent, we lease space on our Towers to customers providing wireless broadband and data services, to broadcasting companies that use tower infrastructure in the broadcast of television signals, to transmission companies that provide transmission connectivity services and to corporates for the provision of enterprise connectivity. See "Risk Factors—Risks Relating to Our Business—A significant portion of our revenue is derived from a small number of MNOs. Non-performance under or termination, non-renewal or material modification of tower lease agreements with these customers could have a material adverse effect on our business, prospects, financial condition and/or results of operations."

        The following table sets forth our number of Tenants per country, as of June 30, 2020.

	As of June 30, 2020
	Number of Key Customer Tenants	Number of Total Tenants	Key Customers Percentage of Total
Nigeria	23,161	24,532	94%
Côte d'Ivoire	4,267	4,770	89%
Cameroon	3,252	3,568	91%
Zambia	2,419	3,268	74%
Rwanda	1,455	2,027	72%
Kuwait	1,022	1,022	100%
Brazil, Peru and Colombia	2,535	3,066	83%

Total	38,111	42,253	90%

        As of June 30, 2020, Key Customer Tenants accounted for 90% of our tenant base, with other customer Tenants accounting for the other 10%.

Churn

        Churn refers to the loss of tenancies when services provided by us are terminated, a tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer's contract. For example, a tenant may Churn if the MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.

        We experienced Churn in the years ended December 31, 2017, 2018 and 2019 of 1,547, 410 and 237 Tenants, respectively, and Churn of 178 in the six months ended June 30, 2020. The Churn of 1,547 Tenants in 2017 includes 308 Visafone Tenants following the acquisition of Visafone by MTN Nigeria in 2016 and over 900 Tenants from three non-GSM customers that we removed from our Tenant count in December 2017. The Churn that we have historically experienced from our Key Customers has been limited.

Competition

        We believe that competition in the tower infrastructure industry in emerging and less developed markets (including markets such as the Middle East and Latin America) is based on, among other things, power management expertise, tower location, relationships with telecommunications operators, tower quality and height, pricing and ability to offer additional services to tenants and operational performance, as well as the size of a company's site portfolio. We compete with other global tower companies, both for new business and for the acquisition of assets.

        For example, in 2014, certain MNOs, including MTN Nigeria, Airtel Nigeria and Etisalat Nigeria (now known as 9mobile) concluded sale and lease back transactions of their previously owned site portfolios in Nigeria. These transactions led to the emergence of ATC as the other major independent tower company in Nigeria, with a site portfolio of approximately 5,300 towers. ATC is our primary competitor in the region. In Brazil, the competitive landscape is wider with ATC and SBA owning 19,000 and 10,000 towers, respectively, and numerous smaller tower companies of similar size or smaller to the CSS business we recently acquired. The Brazilian competitive landscape presents opportunities for consolidation. We also compete to a lesser extent with telecommunications operators who have retained their own towers and continue to manage them and make them available for colocation. In certain circumstances, we also compete with owners of alternative site structures such as building rooftops, outdoor and indoor DAS networks, billboards and electric transmission towers. In addition, there may be increased competition in the future from other independent tower companies operating in, or that may enter, our markets. In particular, we may face competition in Latin America from other telecommunication operators who may have a substantially larger site portfolio or have operated in the region for a longer period of time than we have.

        In relation to building New Sites, in Africa we have typically been the only company that is building for our major customers. In Brazil, New Sites forms a key part of our organic growth strategy and prior to the CSS Acquisition, the CSS business was a market leader in New Site volumes. For further information regarding the competitive landscape of the tower industry and related risks, please refer to "Risk Factors—Risks Relating to Our Business—Increased competition in the tower infrastructure industry may materially and adversely affect our business."

Permits and Regulation

Overview

        We are subject to regulatory requirements relating to licensing and registration in the countries in which we operate. The regulations and procedures guiding the operation, location and leasing of telecommunications towers are generally drawn from national, state and local legislation, regulations and administrative consents from the relevant government or governmental authorities in each jurisdiction in which we operate.

        In each relevant jurisdiction, specific consents and/or permits are required to erect and own masts and towers. These consents generally relate to building or construction permits, property or land use permits, environmental permits and aviation clearance permits. Non-compliance with applicable consents and permits may lead to shut down and/or decommissioning orders relating to the sites and/or monetary fines.

        All jurisdictions in which we currently operate have a license or authorization regime to operate a passive telecommunications infrastructure business. Licenses are issued by the relevant national regulator in each country.

License to operate

        Each of our entities operates under either a license or authorization issued by the relevant national regulator which regulates our operations:

  •
  Cameroon.  The Ministry of Posts and Telecommunications (Ministere des Postes et Telecommunications) issued a five-year renewable license to IHS Cameroon from November 2017.

  •
  Côte d'Ivoire.  While the licensing regime for the passive telecommunications infrastructure sector is currently in the process of being finalized by the government, IHS Côte d'Ivoire operates under a General Authorization (Autorisation Générale) issued for two years by ARTCI (last renewed in June 2019).

  •
  Nigeria.  The NCC has issued Infrastructure Sharing and Colocation Licenses to each of our Nigeria operating entities. Each license is granted for a period of 10 years and is renewable at its expiration for a subsequent period of 10 years. None of our operating subsidiaries' licenses are due for renewal before December 2024.

  •
  Rwanda.  The Rwanda Utilities Regulatory Authority, or RURA, has issued a license to each of our Rwanda operating entities. These licenses are valid for an initial period of 15 years and each license can be renewed for a subsequent period of five years after the expiration of its initial term.

  •
  Zambia.  ZICTA has issued a Network (National) License to IHS Zambia, which is valid for an initial period of 15 years and can be renewed for subsequent periods of 10 years after the expiration of its initial term.

  •
  Kuwait.  IHS Kuwait Limited operates under (1) a commercial license issued by the Kuwait Ministry of Commerce and Industry valid until July 8, 2023; (2) an investment license issued by the Kuwait Direct Investment Promotion Authority valid until July 8, 2023; and (3) an operational license issued by the Communication and Information Technology Regulatory Authority valid until July 7, 2034.

  •
  Brazil.  CSS does not require any tower company specific license, authorizations, registrations, notifications and consents issued by the Brazilian regulatory authorities.

  •
  Colombia.  Our Colombia entity does not require any tower company specific license.

  •
  Peru.  Our Peruvian entity holds an infrastructure provider registration certificate issued by the Peruvian Ministry of Communications which permits us to provide tower space to MNOs. It was issued in August 2016 and has a five-year term with an automatic renewal.

Land Use

        In most of the countries in which we operate, a building permit from the relevant public authority, such as the municipality or local district, is sufficient for building a telecommunications tower. The number of permits, payments and consents relating to land usage tends to be higher in Nigeria, largely due to the administrative structure of the Nigerian government (generally divided between federal, state and local government authorities). In Rwanda, RURA operates as the single provider of all relevant permits and grants any relevant building permit relating to sites after permissions or non-objections have been received from local and environmental authorities.

        Consequences for failure to obtain building or construction permits may include a requirement to dismantle a tower which, in some areas, such as Lagos state in Nigeria, may be at the expense of the owner of the tower.

        In addition to the permits and authorizations referred to above, we must enter into agreements relating to the right of land usage for each site on which a tower is located. This can take the form of a lease agreement, a concession agreement or title documentation for those sites where we have acquired the underlying land. In some countries, such as Cameroon, Côte d'Ivoire and Nigeria, a lease agreement needs to be registered with the relevant authorities. See "—Real Property Leases."

Civil Aviation

        Aviation regulations may apply to the building and operation of towers. While in the majority of cases, aviation regulations provide for a one-off clearance by the respective civil aviation authority prior to the construction of a site located in the vicinity of an airport, the Nigerian Civil Aviation Authority has a broader remit and requires a yearly renewal approval certificate in addition to prior consent before the construction of towers and masts installed within 15 kilometers of any airport, or within the proximity of helicopter pads and their approaches, as well as for those towers and masts above 30 meters in height anywhere in Nigeria. The Civil Aviation regulation in our other countries of operation typically encompasses an obligation to provide security lighting on towers and/or to paint them a certain color.

Others

        In most of the countries where we operate, zoning restrictions and certain other restrictions may apply to tower construction. Any applicable radius requirements will largely depend on whether the construction is in an urban or rural area, and sometimes on the height of the structure. For example, in Nigeria, towers in excess of 55 meters in height may not be built within a one kilometer radius of another tower, and there may also be set-back requirements based on distance to certain controlled access areas, roads or high voltage power transmission lines; in Cameroon, the minimum distance required between sites is generally 750 meters in residential areas and two kilometers in non-residential areas; and in Rwanda, the minimum distance required between sites is generally 500 meters in urban areas and one kilometer in rural areas.

        In addition to the main licenses, permits and consents listed above, additional regulations may also apply to certain operations. For example, depending on the location of a site, a Lagos State Infrastructure Maintenance Agency (previously the Urban Furniture Regulatory Unit) consent may be required in Nigeria, which may require a tower to be painted a certain color or to be disguised, and the Federal Capital Development Authority may require a tower situated in Abuja to be disguised.

Sustainability Program

        We continuously aim to improve and develop our Sustainability program, which focuses on four pillars: (i) environment and climate change, (ii) education and economic growth, (iii) our people and communities and (iv) ethics and governance, in order to try and make a positive impact in the communities in which we operate by helping to improve the quality and availability of communications infrastructure. Each year, our in-country teams assess local community needs to help inform our in-country Sustainability programs. We seek to address key community needs related to ethics, healthcare, education, economic empowerment, infrastructure development and green power solutions, aiming to identify clear actions and commitments for relevant projects. We also strive to find sustainable, innovative solutions to address the social and environmental challenges faced across our value chain, and aim to align with principles embedded in international charters such as the United Nations' Sustainable Development Goals.

Environmental Regulation

        Our operations are subject to various national, state and local environmental laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes and the siting of our Towers. We may be required to obtain permits, pay additional property taxes, comply with regulatory requirements and make certain informational filings related to hazardous substances or devices used to provide power such as batteries, generators and diesel at our sites. See "Risk Factors—Risks Relating to our Business—We could have liability under health, safety and environmental laws."

        While no specific environmental authorizations are required to build or operate Towers in Cameroon, Côte d'Ivoire and Kuwait, specific regulations and authorizations apply in our other markets. In Rwanda and Zambia, the construction of a site requires a one-off prior approval from the Environmental and Local Government Authorities (granted by RURA, which is the single approver for all regulatory authorizations for our activities in Rwanda) and the Zambia Environmental Management Agency, respectively. Similarly, in Brazil, Colombia and Peru, prior approval from the local environmental agency is required before any new site is built and additional environmental authorizations might be required for sites built in protected areas. In Nigeria, environmental authorizations are required at two stages: the Federal Ministry of Environment requires an Environmental Impact Assessment to be issued prior to the construction of a site and every three years after a site is built an Environmental Audit Certificate needs to be issued or renewed by the National Environmental Standards and Regulations Enforcement Agency in respect of such site.

Employees

        As of December 31, 2017, 2018 and 2019, and June 30, 2020, we had 1,903, 2,114, 1,854 and 2,058 employees, respectively.

        The table below sets out the number of employees, by geography, as of June 30, 2020:

Geography	As of June 30, 2020
Nigeria	1,342
Côte d'Ivoire	152
Cameroon	110
Zambia	109
Rwanda	81
GCC	109
Latin America	94
Other	61

Total	2,058

        The table below sets out the number of employees, by category, as of June 30, 2020:

Department	As of June 30, 2020
Finance	230
Technical	1,171
Information Technology	114
Commercial	48
Legal	78
Human resources	108
Executive	29
Other	280

Total	2,058

        As of June 30, 2020, we had engaged third-party contractors from over 1,000 vendors, who performed various functions including in connection with site acquisition, construction, supply of equipment and spare parts, access management, security and preventative and corrective maintenance of sites, as well as power management, including the supply of diesel, for certain of our sites.

        In Cameroon, we have 41 unionized employees, representing approximately 37% of our staff, while in Côte d'Ivoire, we have 30 unionized employees, who represent approximately 20% of employees. In both countries we are subject to a National Collective Agreement of Trade, however this is issued at a country level and is not specific to us as a company.

Insurance

        We have insurance policies in relation to (i) property damage, business interruption and erection/construction, (ii) political violence, (iii) third-party liability and (iv) directors' and officers' liability.

        We maintain an all-risks policy for property damage, business interruption and erection/construction. This policy covers against losses that might arise from damage or loss to the tower infrastructure, including earthquakes, windstorms and floods. A political violence policy was also purchased to cover material damage and business interruption caused by terrorist or sabotage acts. We also carry a general third-party liability policy, covering third-party property damage and third-party personal injury where we are found to be legally liable.

        Each of our insurance policies is subject to contractual terms and conditions, limits of indemnity, deductibles and exclusions and therefore we may be prevented from recovering in full for losses or damages that we may suffer.

Properties

        As of June 30, 2020:

  •
  We lease a total of 3,584 square meters of office space for our offices across Nigeria, and we own our Lagos office, at Plots 934 and 935 Idejo Street, Victoria Island, Lagos Nigeria;

  •
  We lease a total of 4,200 square meters of office space for our offices across Côte d'Ivoire;

  •
  We lease a total of 3,731 square meters of office space for our offices across Cameroon;

  •
  We own our main office at Stand 12/1494 Corner Makishi and Mwalule Roads, Northmead Lusaka, Zambia;

  •
  We lease 800 square meters of office space for our main office in Kigali, Rwanda;

  •
  We lease a total of 895 square meters of office space for our offices in the United Kingdom;

  •
  We lease a total of 42 square meters of office space for our offices in the Netherlands;

  •
  We lease a total of 883 square meters of office space for our offices in Dubai;

  •
  We lease a total of 620 square meters of office space for our offices in Brazil;

  •
  We lease a total of 10 square meters of office space for our offices in Colombia; and

  •
  We lease a total of 118 square meters of office space for our offices in Peru.

Legal Proceedings

        We are subject to various legal and regulatory proceedings, claims and actions. Although the outcome of these proceedings, claims and actions cannot be predicted with certainty, we do not believe that the outcome of any such proceedings, claims and actions would, in our management's judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any material legal and regulatory proceedings, claims and actions threatened against us. See "Risk Factors" for more information.

MANAGEMENT

Executive Officers and Directors

        The following table presents information about each of our executive officers and directors, including their ages as of the date of this prospectus. Unless otherwise stated, the business address for our executive officers and directors will be c/o 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

Name	Age	Position
Sam Darwish	49	Chairman, Group Chief Executive Officer and Director
Adam Walker	52	Executive Vice President and Chief Financial Officer

        The following is a brief summary of the business experience of each of our executive officers and directors:

        Sam Darwish is one of our co-founders and serves as the Chairman and Group Chief Executive Officer of IHS Towers, and as a Director of IHS Towers. Mr. Darwish has over 25 years' experience in the telecommunications industry. Before founding the Company, he served as the Deputy Managing Director of CELIA Motophone Ltd, Nigeria's first GSM operator. Prior to that, Mr. Darwish was Vice Chairman and Director of projects at Lintel, an international GSM operator, responsible for global project implementation in West Africa and the Middle East. Mr. Darwish also served as Network Manager for Libancell SAL, a Lebanese GSM operator, which is currently known as Touch. In addition, Mr. Darwish has created several businesses and investment firms. In this regard, he currently serves as the Founder and Principal of Singularity Investments, a private investment firm with a focus on technology, media and telecommunications companies with investments in the United States and the emerging markets. He is also the Founder and President of DAR Properties, a property investment company, and DAR Telecoms, a telecommunications consulting company.

        Adam Walker has served as Group Chief Financial Officer of IHS Towers since November 2017. Prior to joining the Company, Mr. Walker served as Group Finance Director of GKN plc from February 2014 to November 2017, and held the role of Chief Executive of GKN Land Systems from September 2015 to December 2016. Before then, Mr. Walker served as Group Finance Director of Informa plc from 2008 to 2013 and Group Finance Director of National Express Group plc from 2003 to 2008. Mr. Walker began his career at Deloitte and qualified as a Chartered Accountant in 1988. Mr. Walker also served as a non-executive director of Kier Group plc between January 2016 and December 2019.

Board Composition after This Offering

        Upon consummation of this offering, we will have                  directors,                   of whom will be independent directors, on our board of directors. Directors may be appointed or removed by way of an ordinary resolution of shareholders or by written notice delivered to the Company from time to time by shareholders holding a majority of the voting power capable of being exercised by shareholders at any general meeting. See "Description of Share Capital." Each of our directors holds office until he resigns or is removed from office as discussed above.

Foreign Private Issuer Status

        As a foreign private issuer whose shares will be listed on                  , we will have the option to follow certain "home country" corporate governance practices rather than those of                  , except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this "foreign private issuer exemption" with respect to the following requirements:

  •
  requires that listed companies have a majority of independent directors unless the company is a "controlled company." We do not intend to have a majority of independent directors for so long as we are a foreign private issuer, even if we are not a "controlled company."

  •
  The requirement that a remuneration committee be comprised solely of independent directors; and

  •
  The requirement that director nominees be selected or recommended for selection by a nominations committee comprised solely of independent directors.

        Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on                          . We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on                          , may provide less protection than is accorded to investors under listing requirements applicable to domestic issuers. For more information, see "Risk Factors—Risks Relating to our Initial Public Offering and Ownership of our Ordinary Shares—As we are a "foreign private issuer" and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all                  corporate governance requirements."

Board Committee Composition

        The Board has established, or will establish prior to the consummation of this offering, an audit committee; a remuneration committee; and a nominations and corporate governance committee.

Audit Committee

        The audit committee, which is expected to consist of         ,              and                  , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements.         will serve as Chairman of the committee. The audit committee will consist exclusively of members of our board who are financially literate, and             is considered an "audit committee financial expert" as defined by the SEC. Our board has determined that                  ,                   and                  each satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with                  rules.

        Upon the completion of this offering, the audit committee will be responsible for:

  •
  recommending the appointment of the independent auditor to the general meeting of shareholders;

  •
  the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

  •
  pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

  •
  evaluating the independent auditor's qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

  •
  reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

  •
  reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

  •
  approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

        The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.

Remuneration Committee

        The remuneration committee, which is expected to consist of                  ,                   and                  , will assist the board in determining executive officer remuneration.                  will serve as Chairman of the committee. The committee will recommend to the board for determination the remuneration of each of our executive officers. Under SEC and                  rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any remuneration from us other than standard director fees. All of our expected remuneration committee members will meet this heightened standard.

        Upon the completion of this offering, the remuneration committee will be responsible for:

  •
  identifying, reviewing and approving corporate goals and objectives relevant to executive officer remuneration;

  •
  analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

  •
  evaluating each executive officer's performance in light of such goals and objectives and determining each executive officer's remuneration based on such evaluation;

  •
  determining any long-term incentive component of each executive officer's remuneration in line with the remuneration policy and reviewing our executive officer remuneration and benefits policies generally; and

  •
  reviewing and assessing risks arising from our remuneration policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominations and Corporate Governance Committee

        The nominations and corporate governance committee, which is expected to consist of                  ,                   and                  , will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. will serve as Chairman of the committee.

        Upon the completion of this offering, the nominations and corporate governance committee will be responsible for:

  •
  drawing up selection criteria and appointment procedures for directors;

  •
  reviewing and evaluating the composition, function and duties of our board;

  •
  reviewing our management succession planning;

  •
  recommending nominees for selection to our board and its corresponding committees;

  •
  making recommendations to the board as to determinations of director independence; and

  •
  leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively.

Code of Business Conduct and Ethics

        We have adopted a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Duties of Directors and Conflicts of Interest

        Under Cayman Islands law, our directors have a duty to act in good faith and in what they consider to be in our best interests. Our directors are required to exhibit in the performance of their duties both the degree of skill that may reasonably be expected from a subjective perspective determined by reference to each such director's knowledge and experience, and the skill and care objectively to be expected from a person occupying office as a director. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

        Pursuant to our amended and restated memorandum and articles of association, a director who is in any way interested in a contract or transaction with the company will declare the nature of his interest at a meeting of the board of directors. A director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting for consideration.

Compensation

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for our last full fiscal year, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our board.

Executive Officer and Director Compensation

        The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. Total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for our last full fiscal year was $              million. We do not currently maintain any deferred compensation, bonus or profit-sharing plan for the benefit of our executive officers; however, certain of our executive officers are eligible to receive annual bonuses pursuant to the terms of their service agreements, and our executive officers and members of our board received rights under the LTIP (as defined below) over a total of                   ordinary shares during our last full fiscal year. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers and members of our board with respect to our last full fiscal year was $             .

Employment Agreements

        Prior to the consummation of this offering, we intend to enter into new management services agreements with our executive officers. Although the terms of these service agreements have not been finalized, we expect that these agreements will describe the executive officer's position, duties and responsibilities, set forth the executive officer's current compensation and benefits, and provide for severance and post-employment restrictive covenants.

Share Incentive Plans

Long Term Incentive Plan

        We currently maintain a Long Term Incentive Plan, or LTIP, pursuant to which we have granted options to purchase ordinary shares of IHS Holding Limited, to our executive officers and other employees. The LTIP is administered by our board of directors or a committee of our board of directors. The plan administrator selects the individuals who will receive awards under the plan, as well as the amount of the award to be granted to each individual, in each case consistent with the terms of the LTIP. As of the date of this prospectus, there are subsisting conditional rights under the LTIP over a total of                  ordinary shares, including awards originally granted in the form of options. Immediately prior to completion of this offering, conditional rights will immediately vest over                  ordinary shares. The remaining rights over                  ordinary shares will vest in two equal tranches of up to                   ordinary shares each after the end of the two financial years of the Company ending on December 31, 2020 and December 31, 2021, subject to attainment of additional performance conditions based on the financial performance of the Group in the respective financial year.

New Share Incentive Plan

        In connection with this offering, we intend to adopt a new share incentive plan providing for incentive awards with respect to ordinary shares. The terms of this new share incentive plan have not been finalized.

Insurance and Indemnification

        Executive officers and directors have the benefit of indemnification provisions in our amended and restated memorandum and articles of association. These provisions provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director's or officer's dishonesty, willful default or fraud.

        Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information relating to the beneficial ownership of our ordinary shares as of                          , 2020 (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ordinary shares in this offering, in each case giving effect to the Reorganization Transactions, for:

  •
  each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

  •
  each of our executive officers and each member of our board of directors; and

  •
  each of our executive officers and our board of directors as a group.

        For further information regarding material transactions between us and principal shareholders, see "Related Party Transactions."

        The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of                          , 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

        The percentage of shares beneficially owned before the offering is computed on the basis of             of our ordinary shares as of                          , 2020. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including the             of our ordinary shares that the Selling Shareholders are selling in this offering, and assumes no exercise of the option to purchase additional ordinary shares from the underwriters. Ordinary shares that a person has the right to acquire within 60 days of                          , 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. As of                          , 2020,              ordinary shares, representing         % of our outstanding ordinary shares, were held by             U.S. record holders at such date. Unless otherwise indicated below, the address for each beneficial owner listed is c/o IHS Towers Limited, 1 Cathedral Piazza, 123 Victoria Street, London SW1E 5BP, United Kingdom.

Shares beneficially owned after the offering
	Shares beneficially owned before the offering		Shares being offered	No exercise of option to purchase additional shares		Full exercise of option to purchase additional shares
Name of beneficial owner	Number	Number	Number	Number	Percent	Number	Percent
5% Shareholders:
Entities affiliated with Wendel(1)		%			%		%
Mobile Telephone Networks (Netherlands) B.V.(2)		%			%		%
Entities affiliated with ECP(3)		%			%		%
Korea Investment Corporation(4)		%			%		%
Warrington Investment Pte Ltd(5)		%			%		%
Executive Officers and Directors:
Sam Darwish		%			%		%
Adam Walker		%			%		%
All executive officers and directors as a group (2 persons)		%			%		%

*
Indicates beneficial ownership of less than 1% of the total issued and outstanding ordinary shares.

(1)
Includes (a)            shares held by Oranje Nassau Developpement S.A. SICAR and (b)            shares held by Africa Telecom Towers S.C.S. The address for each of Oranje Nassau Developpement S.A. SICAR and Africa Telecom Towers S.C.S is 5, rue Pierre d'Aspelt L-1142 Luxembourg, Grand Duchy of Luxembourg.

(2)
The address for Mobile Telephone Networks (Netherlands) B.V. is Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands.

(3)
Includes (a)            shares held by ECP IHS (Mauritius) Limited. and (b)            shares held by ECPIV-IHS Limited. The address for each of ECP IHS (Mauritius) Limited and ECPIV-IHS Limited is IFS Court Twenty-Eight, Cybercity, Ebene, Mauritius, C/O International Financial Services Limited.

(4)
The address for Korea Investment Corporation is 17F State Tower Namsan, 100 Toegye-ro, Jung-gu, Seoul 100-052, Korea.

(5)
Warrington Investment Pte Ltd represents the shareholding of GIC Special Investments Pte Ltd. The address for Warrington Investment Pte Ltd is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

 RELATED PARTY TRANSACTIONS

        The following is a description of related party transactions we have entered into since January 1, 2017 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Relationship with MTN Group

        One of our shareholders, MTN Group is a related party of the MTN Customers. We have entered into MLAs separately with each of the MTN Customers in our relevant countries of operation, that expire in December 2024 and 2029 in Nigeria, March 2023 in Cameroon, April 2023 in Côte d'Ivoire, March 2024 in Zambia and April 2024 in Rwanda. In addition to the MLAs, we also enter into SLAs from time to time with the MTN Customers. The MTN Customers accounted for 53%, 5%, 5%, 2% and 1% of our revenue for the year ended December 31, 2019, 50%, 5%, 5%, 2% and 1% of our revenue for the year ended December 31, 2018 and 48%, 5%, 5%, 2% and 1% of our revenue for the year ended December 31, 2017.

        In February 2017, MTN Group exchanged its 51% equity interest in INT Towers for additional shares in us. As a result, MTN Group's economic interest in us increased from 15% in non-voting shares, to an economic interest of approximately 29%, comprising 20% in voting shares and 9% in non-voting shares. At the time of the exchange, the loans to INT Towers remained outstanding and were included in our consolidated financial statements as a loan payable, as described above. On December 27, 2017, we entered into an agreement with MTN Nigeria Towers SPV B.V. pursuant to which they assigned their rights in these loans (amounting to $231 million) to IHS Holding Limited such that they are now recorded as intercompany loan balances which eliminate on consolidation.

Transactions with Other Related Parties

Registration Rights Agreement

        We intend to enter into a registration rights agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the ordinary shares held by certain of our existing shareholders who combined will hold         % of our ordinary shares after giving effect to this offering, as well as to cooperate in certain public offerings of such ordinary shares and to reimburse such shareholders for certain expenses incurred in connection therewith. The registration rights agreement will also provide for piggyback registration rights.

Intercellular

        Our Chief Executive Officer is a shareholder in Intercellular Nigeria Limited, or INP. IHS Nigeria and INT Towers had entered into an infrastructure sharing agreement dated May 4, 2016 with INP pursuant to which INP leased space on some of our sites in Nigeria (approximately 128 sites). The infrastructure sharing agreement was negotiated on an arm's length basis and has since been terminated. INP accounted for 0.1%, 0.0% and 0.0% of our total revenue for the years ended December 31, 2017, 2018 and 2019, respectively.

Agreements with executive officers and directors

        For a description of our agreements with our directors and executive officers, please see "Management—Employment Agreements."

Indemnification agreements

        We intend to enter into indemnification agreements with our executive officers and directors.

        Our amended and restated memorandum and articles of association provide for us to indemnify our directors and officers from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director's or officer's dishonesty, willful default or fraud. See "Management—Insurance and Indemnification" for a description of these indemnification agreements.

Related party transaction policy

        Our board of directors intends to adopt a written related party transaction policy, to be effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover related party transactions that may be required to be reported under the disclosure rules applicable to us.

DESCRIPTION OF SHARE CAPITAL

        The following is a description of the material terms of our amended and restated memorandum and articles of association as they will be in effect upon the completion of the Reorganization Transactions and this offering. Unless otherwise indicated, all information in this section assumes that the Reorganization Transactions have been completed immediately prior to the consummation of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our amended and restated memorandum and articles of association, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

        We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law.

        Our register of shareholders will be maintained by                          .

        Upon completion of the Reorganization Transactions, our authorized share capital will consist of ordinary shares, par value $0.001 per share. Upon completion of the Reorganization Transactions and this offering, there will be             ordinary shares issued and outstanding.

Ordinary Shares

General

        All of our issued and outstanding ordinary shares are fully paid and non-assessable.

        Certificates representing our issued and outstanding ordinary shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Holders of our ordinary shares have no preemptive, subscription, redemption or conversion rights.

        Our board of directors may provide for other classes of shares, including series of preferred shares, out of our authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such rights, restrictions, preferences, privileges and payment obligations as determined by our board of directors. If we issue any preferred shares, the rights, preferences and privileges of holders of our ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares. See "—Variation of rights."

Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and our amended and restated memorandum and articles of association. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions will be distributed among the holders of our ordinary shares on a pro rata basis.

Voting rights

        Voting at any shareholders' meeting is by show of hands, unless voting by way of poll demanded by the chairman of the board of directors or any shareholder present or voting by proxy. On a show of hands every shareholder present in person or by proxy shall have one vote and on a poll every shareholder present in person or by proxy shall have one vote for each ordinary share on all matters upon which the ordinary shares are entitled to vote.

        A quorum required for a meeting of shareholders consists of (a) with respect to any meeting convened to consider or adopt a special resolution, holders with at least one third of the votes eligible to be cast at any such general meeting of the Company and (b) with respect to any meeting to consider or adopt any other resolution or take any other action, holders with at least a majority of the votes eligible to be cast at any such general meeting of the Company. A special resolution will be required for matters such as a certain merger or consolidation transactions, change of name or making changes to our amended and restated memorandum and articles of association, or the voluntary winding up of the Company.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes permitted to be cast by persons present and voting in a general meeting at which a quorum is present, while a special resolution requires the affirmative vote of not less than two-thirds of the votes permitted to be cast by persons present and voting at any such meeting, or, in each case, a unanimous resolution in writing.

Variation of rights

        The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a resolution passed by not less than two-thirds of the votes attaching to the shares of the relevant class cast in a meeting of the holders of the shares of that class, or by the written consent of the holders of not less than two-thirds of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Transfer of ordinary shares

        Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors, subject to the applicable restrictions of our amended and restated memorandum and articles of association which will become effective upon the completion of this offering, such as the suspension of transfers for a period immediately preceding a general meeting, or the determination that a proposed transfer is not eligible.

Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Directors

        The management of our Company is vested in a board of directors. Our amended and restated memorandum and articles of association, which will become effective upon completion of this offering, provide that our board of directors, which must be composed of at least one member, may be appointed or removed by way of ordinary resolution of shareholders or by written notice delivered to the Company from time to time by shareholders holding a majority of the voting power capable of being exercised by shareholders at any general meeting.

        The quorum necessary for any meeting of our board of directors shall consist of at least a majority of the members of our board of directors.

Indemnity of directors and officers

        Our amended and restated memorandum and articles of association provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director's or officer's dishonesty, willful default or fraud.

Differences in Corporate Law

        Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and, for comparison purposes, the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and similar arrangements

        The Companies Law allows for the merger of two or more companies into either one consolidated company or one or more company(ies) merged into another so as to form a single surviving company. The merger or consolidation of two or more companies under Cayman Islands law requires the directors of the companies to enter into and to approve a written plan of merger or consolidation, which must also be authorized by a special resolution of each constituent company, in which regard see "—Ordinary Shares—Voting Rights" above, and such other authorization, if any, as may be specified in such companies' articles of association. In relation to any merger or consolidation under the Companies Law, dissenting shareholders have certain limited appraisal rights in circumstances which are similar to those available to dissenting shareholders of a Delaware corporation, providing rights to receive payment in cash for the judicially determined fair value of the shares. Appraisal rights are ordinarily available where the consideration offered under the merger is payable in cash or, in some instances, the unlisted securities of a third party.

        The Companies Law also includes statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that such a scheme of arrangement is approved by shareholders or creditors who represent a majority in number and 75% in value of each such class of shareholders or creditors who attend and vote, either in person or by proxy, at a meeting or meetings convened for that purpose. The convening of meetings to consider any such scheme of arrangement, and the implementation of the scheme, must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the dual majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the classes properly delineated;

  •
  the arrangement is such that a businessman would reasonably approve; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        If a scheme of arrangement is thus approved, the dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a Delaware corporation.

        When a tender offer to acquire shares is made and accepted (within four months) by holders of not less than 90% of the shares subject to such offer, the offeror may, within a two-month period following the expiration of the initial four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

Shareholders' suits

        We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  •
  a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority);

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  the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

Fiduciary duties of directors

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act in good faith and in what he considers to be in the best interests of the Company; a duty not to make a profit out of his position as director (unless the company permits him to do so); a duty to exercise his powers for the purposes for which they are conferred; and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. A director will need to exhibit in the performance of his duties both the degree of skill than may reasonably be expected from a subjective perspective determined by reference to his knowledge and experience and the skill and care objectively to be expected from a person occupying office as a director of the Company.

        Under our amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director's duties remain as described above.

Written consent of shareholders

        Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. In addition, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation.

        Cayman Islands law and our amended and restated memorandum and articles of association provide that shareholders may appoint or remove directors by way of written notice delivered to the Company from time to time by shareholders holding a majority of the voting power capable of being exercised by shareholders at any general meeting.

        Cayman Islands law and our amended and restated memorandum and articles of association also provide that shareholders may approve certain other corporate matters that are not the appointment or removal of directors but would require an ordinary resolution or a special resolution by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

        Under Delaware corporate law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Under the laws of the Cayman Islands, a shareholder can only put a proposal before the shareholders at any general meeting in respect of any matter requiring a special resolution if it is set out in the notice calling the meeting. There is no right to introduce new business in respect of any matter requiring a special resolution at any meeting. A general meeting may be called by the board of directors or any other person authorized to do so in the articles of association, but shareholders may be precluded from calling general meetings. Under our amended and restated memorandum and articles of association general meetings shall also be convened on the requisition in writing of any shareholder or shareholders entitled to attend and vote at general meetings of the company and to exercise at least a majority of the voting power permitted to be exercised at any such meeting, deposited at the office specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by such shareholders, and if the directors do not convene such meeting for a date not later than 45 days after the date of such deposit, such shareholders themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the directors, and all reasonable expenses incurred by such shareholders as a result of the failure of the directors to convene the general meeting shall be reimbursed to them by the Company. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Under Delaware corporate law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders meeting. Cayman Islands law permits a company's articles to have any quorum. See "—Ordinary Shares—Voting Rights."

Cumulative voting

        Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder's voting power with respect to electing such director.

        There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protection or fewer rights on this issue than shareholders of a Delaware corporation.

Election and removal of directors

        Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and may be removed with or without cause (or, with respect to a classified board, only with cause unless the certificate of incorporation provides otherwise) by the approval of a majority of the outstanding shares entitled to vote.

        Similarly, as permitted by the Companies Law and pursuant to our amended and restated memorandum and articles of association, directors may be appointed or removed by way of an ordinary resolution of shareholders or by written notice delivered to the Company from time to time by shareholders holding a majority of the voting power capable of being exercised by shareholders at any general meeting.

Written consent of directors

        Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. The position under our amended and restated memorandum and articles of association is the same in this regard.

Indemnification of directors and executive officers and limitation of liability

        Cayman Islands law does not limit the extent to which a company's amended and restated memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors' or officers' dishonesty, willful default or fraud. This standard of conduct is generally the same as permitted under Delaware corporate law.

Enforcement of civil liabilities

        The Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

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  is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules;

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  is final and conclusive;

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  is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief; and

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  was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

        As a result of recent English case law, which will likely be highly persuasive in the Cayman Islands, the Cayman Islands Courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are brought elsewhere.

Variation of rights of shares

        Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

        Under Cayman Islands law and our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with either the written consent of the holders of two-thirds of the shares of such class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Sale of assets

        Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the Company.

        The Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

Transactions with interested shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years.

        This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Rights of non-resident or foreign shareholders

        There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. As similarly provided under Delaware corporate law, there are no restrictions on foreign or non-resident ownership or management of a Cayman Islands company under Cayman Islands law. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Dissolution and winding up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with a dissolution initiated by the board of directors. Under the Companies Law of the Cayman Islands and our amended and restated memorandum and articles of association, our company may be voluntarily wound up only by a special resolution of our shareholders, in which regard see "—Ordinary Shares—Voting Rights" above. In addition, a company may be wound up by the Grand Court of the Cayman Islands if the company is unable to pay its debts or if the court is of the opinion that it is just and equitable that our company is wound up.

Inspection of books and records

        Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records.

        Our shareholders will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records except our amended and restated memorandum and articles of association.

Amendment of governing documents

        Under Delaware corporate law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may be amended with the sanction of a special resolution of shareholders.

Listing

        We intend to apply to list the ordinary shares on             under the symbol "             ."

Transfer Agent and Registrar

        The U.S. transfer agent and registrar for the ordinary shares is             .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have             ordinary shares outstanding, or ordinary shares outstanding if the underwriters exercise their option in full to purchase additional ordinary shares. Of these shares,             ordinary shares, or             ordinary shares if the underwriters exercise their option in full to purchase additional ordinary shares, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares are "restricted shares" as defined in Rule 144.

        Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus (subject, in some cases, to volume limitations).
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate for purposes of the Securities Act and has not been our affiliate at any time during the preceding three months will be entitled to sell any ordinary shares that such person has beneficially owned for at least six months, including the holding period of any prior owner in accordance with Rule 144, without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Sales of our ordinary shares by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        In addition, under Rule 144, a person may sell ordinary shares acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

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  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

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  the person has beneficially owned the ordinary shares to be sold for at least one year, including the holding period of any prior owner in accordance with Rule 144.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned ordinary shares for at least six months, including the holding period of any prior owner in accordance with Rule 144 would be entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of:

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  1% of the number of our ordinary shares then outstanding which will equal approximately             ordinary shares immediately after this offering, assuming no exercise of the underwriters' option to purchase additional ordinary shares; and

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  the average weekly trading volume of our ordinary shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

        The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

        Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

        Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration rights

        We intend to enter into a registration rights agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Related Party Transactions—Registration Rights Agreement."

Lock-up agreements

        We, our executive officers, directors and existing holders of substantially all of the company's existing ordinary shares, including the Selling Shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Underwriting."

 MATERIAL TAX CONSIDERATIONS

        The following summary contains a description of certain Cayman Islands, United Kingdom and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder, the tax laws of the United Kingdom and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Cayman Islands Tax Considerations

        The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Company will be received free of all Cayman Islands taxes. The Company has received an undertaking from the Government of the Cayman Islands to the effect that, for a period of thirty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

        No stamp duty in the Cayman Islands is payable in respect of the issue of any ordinary shares or an instrument of transfer in respect of an ordinary share.

Material United Kingdom Tax Considerations

        The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of ordinary shares. They are based on current UK tax law and on the current published practice of Her Majesty's Revenue and Customs, or HMRC (which may not be binding on HMRC), as of the date of this prospectus, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain United Kingdom tax consequences for holders of ordinary shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of ordinary shares and any dividends paid on them and who hold ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with the Company or any member of the IHS Towers group for tax purposes, persons holding their ordinary shares as part of hedging or conversion transactions, holders of ordinary shares who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and holders of ordinary shares who are or have been officers or employees of the Company or a company forming part of the IHS Towers group for tax purposes. The statements do not apply to any holders of ordinary shares who either directly or indirectly hold or control 10% or more of the Company's share capital (or class thereof), voting power or profits.

        The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, ordinary shares. Accordingly, prospective subscribers for, or purchasers of, ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of ordinary shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

The Company

        It is the intention of the directors to conduct the affairs of the Company so that the central management and control of the Company is exercised in the UK. As a result, the Company is expected to be treated as resident in the UK for UK tax purposes. Accordingly we expect to be subject to UK taxation on our income and gains, except where an exemption applies.

        We may be treated as a dual resident company for UK tax purposes. As a result, our right to claim certain reliefs from UK tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on our right to claim UK tax reliefs.

Taxation of Dividends—General

        The Company will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by the Company will depend on the individual circumstances of a Shareholder.

Taxation of Dividends—Income Tax

        An individual holder of ordinary shares who is resident for tax purposes in the UK may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. Dividend income is treated as the top slice of the total income chargeable to UK income tax. An individual holder of ordinary shares who is not resident for tax purposes in the UK should not be chargeable to UK income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the UK through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.

        All dividends received by a UK resident individual holder of ordinary shares from the Company or from other sources will form part of such holder's total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5 per cent. to the extent that the excess amount falls within the basic rate tax band, 32.5 per cent. to the extent that the excess amount falls within the higher rate tax band and 38.1 per cent. to the extent that the excess amount falls within the additional rate tax band.

Taxation of Dividends—Corporation Tax

        Corporate holders of ordinary shares which are resident for tax purposes in the UK should not be subject to UK corporation tax on any dividend received from the Company so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of ordinary shares who are not resident in the United Kingdom will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which their ordinary shares are used, held, or acquired.

        A holder of ordinary shares who is resident outside the United Kingdom may be subject to non-UK taxation on dividend income under local law.

Taxation of Capital Gains—UK Resident Shareholders

        A disposal or deemed disposal of ordinary shares by an individual or corporate holder of such ordinary shares who is tax resident in the United Kingdom may, depending on that holder's circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

        Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of ordinary shares less the allowable cost to that holder of acquiring such ordinary shares.

        The applicable tax rates for individual holders of ordinary shares realizing a gain on the disposal of ordinary shares is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers.

Taxation of Capital Gains—Non-UK Shareholders

        Holders of ordinary shares who are not resident in the United Kingdom and, in the case of an individual holder of ordinary shares, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of ordinary shares unless (i) such ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder of ordinary shares, through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross value from UK land. Holders of ordinary shares who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.

        Generally, an individual holder of ordinary shares who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of ordinary shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty and UK Stamp Duty Reserve Tax

        No UK Stamp Duty, or Stamp Duty, or UK Stamp Duty Reserve Tax, or SDRT, will be payable on the issue of ordinary shares, subject to the comments below.

        Stamp Duty will in principle be payable on any instrument of transfer of ordinary shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from Stamp Duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of ordinary shares should be aware that, even where an instrument of transfer is in principle subject to Stamp Duty, Stamp Duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.

        Provided that ordinary shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, any agreement to transfer ordinary shares will not be subject to SDRT. We currently do not intend that any register of ordinary shares will be maintained in the United Kingdom.

        If ordinary shares were to be registered in a register maintained in the UK by or on behalf of us or paired with any shares issued by a UK incorporated company then, where ordinary shares are transferred or issued to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or issuing depositary receipts (but not including CREST), SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable for or, in certain circumstances, the market value of the ordinary shares. This liability for SDRT will strictly be accountable by the clearance service or depositary receipt system, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system.

Material United States Federal Income Taxation Considerations

        The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below), and solely to the extent described below under "—U.S. Foreign Account Tax Compliance Act (FATCA)," to non-U.S. persons, of an investment in ordinary shares. This summary applies only to U.S. Holders that acquire ordinary shares in exchange for cash in this offering, hold ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

        This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service, or the IRS, or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences, the Medicare tax on net investment income or any other tax consequences other than U.S. federal income tax consequences.

        The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

  •
  banks and certain other financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  insurance companies;

  •
  broker-dealers;

  •
  traders that elect to mark to market;

  •
  tax-exempt entities;

  •
  persons liable for alternative minimum tax;

  •
  U.S. expatriates;

  •
  persons holding ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

  •
  persons that actually or constructively own 10% or more of the Company's stock (by vote or value);

  •
  persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

  •
  persons who acquired ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

  •
  persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement; or

  •
  persons holding ordinary shares through partnerships or other pass-through entities.

        PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

        As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares generally will depend on such partner's status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

Dividends and Other Distributions on Ordinary Shares

        Subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by the Company with respect to ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder's gross income in the year received, to the extent such distributions are paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles and does not expect to do so in the future, a U.S. Holder should expect all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S. Holder may be treated as "qualified dividend income" eligible for the lower capital gains tax rate with respect to non-corporate U.S. Holders. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

        The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. Any gain or loss realized on a subsequent conversion or other disposition of such foreign currency will be treated as U.S. source ordinary income or loss.

        Dividends on the ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, any foreign taxes withheld on any distributions on the ordinary shares may be eligible for credit against a U.S. Holder's federal income tax liability. For foreign tax credit purposes, dividends distributed by the Company with respect to ordinary shares will generally constitute "passive category income."

Sale or Other Taxable Disposition of Ordinary Shares

        Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in such ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the ordinary shares exceeds one year.

        Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

        The Company will be classified as a passive foreign investment company, or a PFIC, for any taxable year if either: (a) at least 75% of its gross income is "passive income" for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

        Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds the ordinary shares, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceased to be a PFIC and (ii) the U.S. Holder made a "deemed sale" election under the PFIC rules.

        Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not believe that it currently is or has been a PFIC, and the Company does not expect to be a PFIC in the future. This is a factual determination, however, that can only be made annually after the close of each taxable year. In addition, the principles and methodology used in determining whether a company is a PFIC are subject to ambiguities and different interpretation. Therefore we cannot assure you that the Company will not be classified as a PFIC for the current taxable year. Furthermore, even if the Company is not a PFIC for the current year, the Company may become a PFIC in a future year depending on, for example, the operations of the Company and its subsidiaries.

        If the Company is considered a PFIC at any time that a U.S. Holder holds ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares, as well as the amount of any "excess distribution" (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder's holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter. In addition, if the Company is a PFIC and any of its subsidiaries is also a PFIC, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or "excess distribution" realized or deemed realized in respect of such subsidiary PFIC. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares if the Company is considered a PFIC.

        If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ordinary shares.

Information Reporting and Backup Withholding

        Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

        Certain U.S. Holders who are individuals (and certain entities) that hold an interest in "specified foreign financial assets" (which may include the ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of ordinary shares.

Transfer Reporting Requirements

        A U.S. Holder (including a U.S. tax-exempt entity) that acquires equity of a non-U.S. corporation may be required to file a Form 926 or a similar form with the IRS reporting the payment of the offering price if (i) such person owned, directly or by attribution, immediately after the transfer at least 10.0% by vote or value of the corporation or (ii) if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding 12-month period, exceeds $100,000. Substantial penalties may be imposed upon a U.S. Holder that fails to comply.

        Also, in the event a U.S. Holder does not file IRS Form 926, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date the required information is filed. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

UNDERWRITING

        The company, the Selling Shareholders and the underwriters named below expect to enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Total

        The address of the representatives are as follows: Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282; Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013; and J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179.

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        The underwriters have an option to buy up to an additional shares from the company and additional shares from the Selling Shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the Selling Shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Total underwriting discounts and commissions to be paid to the underwriters represent       % of the total amount of the offering.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The company and its executive officers, directors and holders of substantially all of the company's ordinary shares, including the Selling Shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for shares of ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company, the Selling Shareholders and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We will apply to list the ordinary shares on                  under the symbol "             ."

        In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the consummation of the offering.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the , in the over-the-counter market or otherwise.

        The company and the Selling Shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             . We agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount up to $             .

        The underwriters have agreed to reimburse the company for certain expenses.

        The company and the Selling Shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and the UK

        In relation to each Member State of the European Economic Area and the United Kingdom (each a "Relevant State"), an offer of ordinary shares to the public may not be made in that Relevant State, except that an offer of ordinary shares to the public in that Member State may be made at any time under the following exemptions under the Prospectus Regulation:

  •
  To any legal entity which is a "qualified investor" as defined in the Prospectus Regulation;

  •
  To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

  •
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer or shares of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Relevant State by any measure implementing the Prospectus Regulation in that Relevant State, and the expression Prospectus Regulation means Regulation (EU) 2017/1129 and includes any relevant implementing measure in each Relevant State.

United Kingdom

        In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets

Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

France

        Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been prepared in the context of a public offering of financial securities ("offre au public de titres financiers") in France within the meaning of Article L.411-1 of the Code monétaire et financier and Articles 211-1 et seq. of the General Regulation of the autorité des marchés financiers, and has therefore not been, and will not be, submitted to the autorité des marchés financiers for clearance procedure.

        Neither this prospectus, nor any other material relating to the ordinary shares, nor any information contained herein may be distributed or caused to be distributed to any other person or entity or used in connection with any offer, solicitation or advertising for subscription or sale of the ordinary shares to the public in France. The ordinary shares may only be offered, sold, distributed, transferred or resold and the prospectus, or any supplement or replacement or any material relating to the ordinary shares, may be distributed or caused to be distributed, in France, only to (1) persons licensed to provide the investment service of portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour le compte de tiers) or (2) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2, D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the Code monétaire et financier and any implementing regulation.

        Pursuant to Article 211-3 of the General Regulation of the autorité des marchés financiers, investors in France are informed that the ordinary shares may only be issued, directly or indirectly, to the public in France in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the Code monétaire et financier.

Canada

        The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

        The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

        Each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased common shares, namely a person who is: (1) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and common shares and preferred shares of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the common shares under Section 275 of the SFA except:

  •
  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer;

  •
  by operation of law; and

  •
  as specified in Section 276(7) of the SFA.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act) in relation to the ordinary shares has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  (ii)
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  a person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  (b)
  you warrant and agree that you will not offer any of the ordinary shares for resale in Australia within 12 months of that ordinary shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

EXPENSES OF THE OFFERING

        We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*
To be filed by amendment.

        All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

 LEGAL MATTERS

        The validity of our ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY 1-9001, Cayman Islands. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain matters of U.S. federal law will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The financial statements as of December 31, 2018 and December 31, 2019 and for each of the three years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of England and Wales. The current address of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH, United Kingdom.

 ENFORCEMENT OF CIVIL LIABILITIES

        We are registered under the laws of the Cayman Islands as an exempted company with limited liability. A substantial portion of our assets are located outside of the United States. In addition, many of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

        We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

        Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

        Upon the effectiveness of the registration statement, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of IHS Holding Limited

Opinion on the Financial Statements

        We have audited the accompanying consolidated statement of financial position of IHS Holding Limited and its subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of income and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

        As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases with effect from January 1, 2019.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
July 28, 2020

        We have served as the Company's auditor since 2017.

IHS HOLDING LIMITED

CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 and 2017

	Note	2017	2018	2019
		$'000	$'000	$'000
Revenue	6	1,106,955	1,168,087	1,231,056
Cost of sales	7	(788,228)	(766,732)	(810,967)
Administrative expenses	8	(150,829)	(148,773)	(556,285)
Loss allowance on trade receivables	8.1	(55,927)	(50,611)	(27,944)
Other income	9	1,746	3,961	7,036

Operating profit/(loss)		113,717	205,932	(157,104)
Finance income	10	135,527	23,988	36,045
Finance costs	11	(645,652)	(315,942)	(288,915)

Loss before income tax		(396,408)	(86,022)	(409,974)
Income tax expense	12	(25,130)	(46,748)	(13,518)

Loss for the year		(421,538)	(132,770)	(423,492)

Loss attributable to:
Owners of the Company		(425,448)	(132,770)	(423,492)
Non-controlling interests	27	3,910	—	—

Loss for the year		(421,538)	(132,770)	(423,492)

Loss per share—basic $	13	(0.00)	(0.00)	(0.00)
Loss per share—diluted $	13	(0.00)	(0.00)	(0.00)
Other comprehensive income
Items that may be reclassified to profit or loss
Fair value gain/(loss) through other comprehensive income		10	(2)	1
Exchange differences on translation of foreign operations		83,376	6,417	5,036

Other comprehensive income for the year, net of taxes		83,386	6,415	5,037

Total comprehensive loss for the year		(338,152)	(126,355)	(418,455)

Comprehensive loss attributable to:
Owners of the Company		(341,990)	(126,355)	(418,455)
Non-controlling interests	27	3,838	—	—

Total comprehensive loss for the year		(338,152)	(126,355)	(418,455)

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

	Note	2018	2019
		$'000	$'000
Non-current assets
Property, plant and equipment	14	1,531,976	1,537,155
Right of use assets	14	—	369,862
Goodwill	15	530,659	518,141
Other intangible assets	15	478,846	449,632
Fair value through other comprehensive income financial assets		10	11
Deferred income tax assets	16	12,416	4,820
Derivative financial instrument assets	18	6,920	42,604
Trade and other receivables	19	299,754	18,777

		2,860,581	2,941,002

Current assets
Inventories	17	21,468	48,711
Income tax receivable	12	156	233
Derivative financial instrument assets	18	—	53
Trade and other receivables	19	309,221	275,907
Cash and cash equivalents	20	633,450	898,802

		964,295	1,223,706

TOTAL ASSETS		3,824,876	4,164,708

Current liabilities
Trade and other payables	21	354,741	410,319
Provisions for other liabilities and charges	24	4,471	3,767
Derivative financial instrument liabilities	18	310	—
Income tax payable	12	26,571	30,373
Borrowings	22	187,438	105,167
Lease liabilities	23	—	16,834

		573,531	566,460

Non-current liabilities
Borrowings	22	1,710,336	1,950,711
Lease liabilities	23	—	167,660
Provisions for other liabilities and charges	24	28,539	29,801
Share-based payment obligations	28	156,756	—
Warrant obligations	29	3,787	—
Deferred income tax liabilities	16	19,852	19,757

		1,919,270	2,167,929

TOTAL LIABILITIES		2,492,801	2,734,389

Stated capital	25	4,518,502	4,530,870
Accumulated losses		(2,089,904)	(2,513,396)
Other reserves	26	(1,096,523)	(587,155)

Equity attributable to owners of the Company		1,332,075	1,430,319

Total equity		1,332,075	1,430,319

TOTAL EQUITY AND LIABILITIES		3,824,876	4,164,708

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

		Attributable to the owners of the Company
	Note	Stated capital	Accumulated losses	Other reserves	Total	Non-controlling interest	Total Equity
		$'000	$'000	$'000	$'000	$'000	$'000
Balance at Jan 1, 2017		3,487,965	(1,531,686)	(535,713)	1,420,566	76,576	1,497,142
Issue of shares net of transaction costs	24	1,030,537	—	—	1,030,537	—	1,030,537
Transactions with owners of the Company	26	—	—	(636,794)	(636,794)	(80,414)	(717,208)

Total transactions with owners of the Company		1,030,537	—	(636,794)	393,743	(80,414)	313,329

(Loss)/profit for the year		—	(425,448)	—	(425,448)	3,910	(421,538)
Other comprehensive income/(loss)		—	—	83,458	83,458	(72)	83,386

Total comprehensive (loss)/income		—	(425,448)	83,458	(341,990)	3,838	(338,152)

Balance at Dec 31, 2017		4,518,502	(1,957,134)	(1,089,049)	1,472,319	—	1,472,319

Balance at Jan 1, 2018		4,518,502	(1,957,134)	(1,089,049)	1,472,319	—	1,472,319
Transactions with owners of the Company	26	—	—	(13,889)	(13,889)	—	(13,889)

Total transactions with owners of the Company		—	—	(13,889)	(13,889)	—	(13,889)

Loss for the year		—	(132,770)	—	(132,770)	—	(132,770)
Other comprehensive income		—	—	6,415	6,415	—	6,415

Total comprehensive (loss)/income		—	(132,770)	6,415	(126,355)	—	(126,355)

Balance at Dec 31, 2018		4,518,502	(2,089,904)	(1,096,523)	1,332,075	—	1,332,075

Balance at Jan 1, 2019		4,518,502	(2,089,904)	(1,096,523)	1,332,075	—	1,332,075
Issue of shares		12,368	—	—	12,368	—	12,368
Share-based payment expense	28	—	—	504,331	504,331	—	504,331

Total transactions with owners of the Company		12,368	—	504,331	516,699	—	516,699

Loss for the year		—	(423,492)	—	(423,492)	—	(423,492)
Other comprehensive income		—	—	5,037	5,037	—	5,037

Total comprehensive (loss)/income		—	(423,492)	5,037	(418,455)	—	(418,455)

Balance at Dec 31, 2019		4,530,870	(2,513,396)	(587,155)	1,430,319	—	1,430,319

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	Note		2017	2018	2019
			$'000	$'000	$'000
Cash flows from operating activities
Cash from operations	30		536,964	554,940	660,025
Employee long term retirement benefits			—	—	(112)
Share-based payment	28		—	(113)	—
Income taxes paid	12		(10,586)	(15,723)	(13,396)
Payment for rent			(70,077)	(76,565)	(4,577)
Payment for tower and tower equipment decommissioning	24		(196)	(232)	—

Net cash generated from operating activities			456,105	462,307	641,940

Cash flows from investing activities
Purchase of property, plant and equipment—capital work in progress	14(ii	)	(111,268)	(110,468)	(91,004)
Purchase of property, plant and equipment—others	14(ii	)	(20,798)	(25,741)	(21,648)
Payment in advance for property, plant and equipment			(116,571)	(233,226)	(140,340)
Purchase of software and licenses	15		(2,677)	(8,590)	(5,286)
Cash acquired through consolidation	27		54	—	—
Proceeds from disposal of property, plant and equipment			2,286	1,860	2,403
Waiver of minority option	26		—	(13,889)	—
Insurance claims received			1,537	1,847	3,607
Interest income received	10		9,910	18,701	14,732
Restricted cash transferred (to)/from other receivables	19		(106,785)	104,910	1,730

Net cash used in investing activities			(344,312)	(264,596)	(235,806)

Cash flows from financing activities
Capital raised	25		—	—	12,368
Bank loans and bond proceeds received	22		290,463	9,563	1,800,000
Bank loans and bonds repaid	22		(44,664)	(89,143)	(1,622,317)
Fees on loans and derivative instruments			(12,200)	(4,142)	(61,398)
Interest paid	22		(167,590)	(176,876)	(171,883)
Costs paid on early loan settlement	11		—	—	(22,153)
Payment for the principal of lease liabilities	23		—	—	(58,330)
Interest paid for lease liabilities	23		—	—	(11,634)
Initial margin (deposited)/ received on non-deliverable forwards			(14,311)	14,614	(49)
Profits received/(losses settled) on non-deliverable forwards			61,469	43,204	(2,923)

Net cash generated from/(used in) financing activities			113,167	(202,780)	(138,319)

Net increase/(decrease) in cash and cash equivalents			224,960	(5,069)	267,815
Cash and cash equivalents at beginning of year			476,078	646,196	633,450
Effect of movements in exchange rates on cash			(54,842)	(7,677)	(2,463)

Cash and cash equivalents at end of year	20		646,196	633,450	898,802

The accompanying notes are an integral part of these consolidated financial statements.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 General information

        These consolidated financial statements are the financial statements of IHS Holding Limited ('the Company') and its subsidiaries (together hereafter referred to as 'the Group' or 'IHS'). IHS Holding Limited was incorporated in the Republic of Mauritius under the Mauritian Companies Act 2001 as a private limited liability company. The Company is domiciled in the Republic of Mauritius and the address of its registered office is: 1st Floor, Félix House, 24 Dr. Joseph Rivière Street, Port Louis, Republic of Mauritius.

        IHS is principally involved in providing infrastructure for the telecommunications industry. The consolidated financial statements are presented in US Dollars (US$) and all values are rounded to the nearest thousands, except where otherwise indicated.

        These consolidated financial statements have been authorized for issue on July 28, 2020 by the Board of Directors.

2 Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1  Basis of preparation

        The consolidated financial statements of IHS have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and related interpretations.

        The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and liabilities (including derivative financial instruments) which are recognized at fair value.

2.1.1 Changes in accounting policies and disclosures

(a)
New standards, amendments and interpretations adopted by the Group

        The Group has applied the following standards and amendments for the first time for its annual reporting period commencing January 1, 2019:

  •
  IFRS 16 "Leases" refer to further information below.

  •
  IFRIC 23 "Uncertainty over Income Tax Treatments" refer to further information below.

  •
  "Prepayment Features with Negative Compensation (Amendments to IFRS 9)". There was no impact on the application of this amendment.

IFRS 16 "Leases"

        IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. Under IFRS 16, lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from IAS 17. For lessees however, the standard provides a

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

single lessee accounting model requiring lessees to recognize assets and liabilities for all leases which will result in a 'right of use' asset for the leased item and a financial liability to pay related rentals. The only allowable exceptions are short-term and low-value leases.

        As a lessor, the Group has revenue contracts with customers that contain an operating lease component for colocation revenues. Given that lessor accounting under IFRS 16 is largely unchanged, the Group did not have any accounting impact on its revenue from contracts with customers on implementing IFRS 16. The revenue recognition policy for such colocation revenue is described in note 2.5.

        As a lessee, the Group's leases primarily comprise real estate leases. The significant majority of these are site land leases for our tower sites but the Group also holds a small number of office space leases and warehouse leases. These leases were classified as operating leases under IAS 17.

        The Group adopted IFRS 16 from January 1, 2019 using the modified retrospective approach which requires the recognition of the cumulative effect of initially applying IFRS 16, as of January 1, 2019, to the accumulated deficit and not to recast prior years. The Group applied the practical expedient to grandfather the definition of a lease on transition. This means that it applied IFRS 16 to all contracts entered into on or after January 1, 2019 and those continuing contracts entered into before that date were identified as leases in accordance with IAS 17 and IFRIC 4.

Practical expedients applied

        In applying IFRS 16, the Group has used the following practical expedients permitted by the standard:

  •
  The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases (i.e. < 12 months), at transition.

  •
  The lease liability is initially measured at the present value of the lease payments that are not paid at the adoption date, discounted using a relevant incremental borrowing rate (based on the related risks of each country and the lease term) at the adoption date. The weighted average incremental borrowing rate for all leases across the Group was 9.5%.

  •
  Options (extension/termination) on lease contracts were considered on a case-by-case basis in order to determine the term of the lease for accounting purposes. Past experience was used as a practical expedient for leases in place at January 1, 2019.

        In determining the economic incentives to renew, or not to terminate a lease, the Group considers any termination costs under terms of the lease, and the remaining useful life of tower structure located on the leased land. Where the Group has the right to terminate or renew a lease and the tower structure has remaining estimated useful life, it is assumed that such lease will not be terminated or will be renewed as there is an economic incentive to continue operating that site.

        Refer to note 2.7 for the accounting policy applicable to leases.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

Impact of adopting IFRS 16:

        Impact on Statement of Financial Position line items at the date of adoption, January 1, 2019

	Note		As reported December 31, 2018	Impact of IFRS 16	At adoption January 1, 2019
			$'000	$'000	$'000
Non-current assets
Right of use assets (note 14)	(i	)	—	372,000	372,000
Prepaid land rent	(ii	)	140,624	(140,624)	—
Current assets
Prepaid land rent	(ii	)	28,035	(27,311)	724
Current liabilities
Lease liabilities	(iii	)	—	(34,890)	(34,890)
Non-current liabilities
Lease liabilities	(iii	)	—	(169,175)	(169,175)

(i)
Right of use assets: Non-current assets have increased due to recognition of right-of-use assets recognized at 1 January 2019. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any prepaid lease payments made at or before the adoption date (refer to prepaid land rent below) less any lease incentive received at or before the adoption date (note 14).

(ii)
Prepaid land rent: The balance of prepaid land rent at December 31, 2018 is capitalized to the right of use asset insofar as it relates to leases accounted for under IFRS 16. The prepaid land rent in respect of short term or low value leases, which are exempt from being capitalized under IFRS 16, continues to be accounted for as short-term prepayments.

(iii)
Lease liabilities: Financial liabilities have increased due to the recognition of lease liabilities. This liability is initially measured at the present value of the lease payments that are not paid at the adoption date, discounted using the relevant incremental borrowing rate. The lease liabilities have been classified between current and non-current (note 23).

(iv)
Discount rate: When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using country-specific incremental borrowing rates at January 1, 2019. The weighted-average rate applied is 9.5%

        There are no related deferred tax assets and no net asset impact. Net current assets are US$62.2 million lower due to the presentation of a portion of the liability as a current liability and the capitalization of the short term portion of prepaid rent against the right of use asset.

        Right of use assets exceed the value of lease liabilities by US$167.9 million due to the inclusion of prepaid lease rentals. There is no impact on retained earnings.

        Reconciliation of the December 31, 2018 operating lease commitments to the IFRS 16 lease liability recognized on adoption:

        At December 31, 2018, the Group had non-cancellable operating lease commitments of US$101.2 million, see note 32.2. Under IFRS 16, at January 1, 2019, the Group has recognized

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

lease liabilities which differ from this commitment due to differences in the assessment of the lease term, the exclusion of low value and short term leases and the impact of discounting.

2019
$'000
Operating lease commitments as December 31, 2018 as disclosed under IAS 17	101,167
Additional payment cycles*	272,036
Short term leases not under IFRS 16	(491)
Impact of discounting	(168,851)
Other differences	204

Lease liabilities as at January 1, 2019	204,065

*
These are payment cycles which were not considered under IAS 17 as they were not contractually committed. Under IFRS 16, the Group considers whether we are more likely than not to exercise renewals as opposed to whether the renewals are automatic and compulsory. This increases the future expected payments for lease renewals where previously not assumed.

IFRIC 23 "Uncertainty over Income Tax Treatments"

        IFRIC 23 (effective January 1, 2019) provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty that affect the application of IAS 12 Income Taxes. The Interpretation requires:

  •
  The Group to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

  •
  The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and

  •
  If is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

        The Group has applied IFRIC 23 as January 1, 2019 and elected to apply it retrospectively with any cumulative effect recorded in retained earnings as at the date of initial application.

        The adoption of IFRIC 23 has no impact on the Group's financial statements.

(b)   New standards, amendments and interpretations not yet adopted by the Group

        Certain new accounting standards, interpretations and amendments have been published that are not effective for December 31, 2019 reporting period and have not been early adopted by the Group. They are:

  •
  Definition of a Business (Amendments to IFRS 3).

  •
  Definition of Material (Amendments to IAS 1 and IAS 8)

  •
  Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

IHS HOLDING LIMITED

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2 Summary of significant accounting policies (Continued)

        None of the above amendments to standards are expected to have a material effect on the Group's financial statements.

2.2. Consolidation

(a)   Subsidiaries

        The consolidated financial statements include the financial information and results of the Company and those entities in which it has a controlling interest. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date the control ceases. Investments in entities that the Company does not control are accounted for using the equity or cost method, depending upon the Company's ability to exercise significant influence over operating and financial policies. All intercompany balances and transactions have been eliminated.

(b)   Business Combinations

        For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. Any excess of the purchase price paid by the Group over the amounts recognized for assets acquired and liabilities assumed is recorded as goodwill and any acquisition related costs are expensed as incurred. The Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets.

        The consideration transferred for the acquisition comprises the fair value of the assets transferred, liabilities incurred, equity interests issued by the Group and any contingent consideration. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

        If the Group gains control in a business combination achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re measured to fair value at the acquisition date; any gains or losses arising from such remeasurement are recognized in profit or loss.

        The Group has considered whether any of its business combinations represent a sale and leaseback transaction from a lessor perspective and determined that, since towers are able to be leased to multiple tenants without restriction, no such arrangement exists.

(c)   Transactions with non-controlling interests

        The Group treats transactions with non-controlling interests as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying

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2 Summary of significant accounting policies (Continued)

amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

2.3  Segment reporting

        Operating segments are components of IHS's business activities about which separate financial information is available and reported internally to the chief operating decision maker. The Group's Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

        The Group's Executive Committee consists of: the Chief Executive Officer ("CEO"), the Chief Operating Officer ("COO"), the Chief Financial Officer ("CFO"), the General Counsel, both Deputy CFOs, the IHS Nigeria CEO, and the Chief Human Resource Officer.

        Subsequent to December 31, 2018, the Company has changed its operating segments to separate Nigeria from the previous Nigeria and Southern Africa segment and to group Zambia and Rwanda together with the previous West and Central Africa segment as "Rest of Africa". This reflects the way the Company's chief operating decision maker ("CODM") is now provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities. All reporting to the CODM analyzes performance in this way and resources are now allocated on this basis. Disclosure has been included in the segment note to reflect the change in operating segments retrospectively.

2.4  Foreign currency translation

(a)   Functional and presentation currency

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in US Dollars.

(b)   Existence of multiple official exchange rates

        During the year ended December 31, 2017, the Central Bank of Nigeria introduced a new foreign exchange window, which includes the NAFEX (Nigerian Autonomous Foreign Exchange Fixing). This has resulted in a situation where there are several different official exchange rates in the market, thereby requiring the Company to monitor and evaluate which exchange rate is most appropriate to apply in translating foreign currency transactions in its Nigeria businesses and in translating Naira amounts for Group reporting purposes.

        Where multiple official exchange rates exist, the Group assesses the appropriate rate to use and takes into account relevant factors. In the case of translating foreign operations or foreign transactions, such factors include access to those rates in the future to meet payments or dividends. In determining whether it is appropriate to move from one official rate to another, the Group considers the available rates in official markets for settlement of transactions. Refer to note 3 for further information.

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2 Summary of significant accounting policies (Continued)

(c)   Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of income and other comprehensive income within "finance income" or "finance cost." Foreign exchange gains and losses that relate to other monetary items are presented in the statement of income and other comprehensive income within "cost of sales," "administrative expense" and "other income" as appropriate.

        Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities designated as fair value through other comprehensive income (or classified as available for sale financial assets prior to the adoption of IFRS 9) are recognized in other comprehensive income.

        The subsidiaries based in Nigeria translated their foreign currency transactions into the functional currency, Nigerian Naira, at the Central Bank of Nigeria ("CBN") rate prevailing rate at the date of the transaction for the 2017 reporting period. Monetary items and liabilities denominated in foreign currencies at December 31, 2017 were translated at the Nigerian Autonomous Foreign Exchange Fixing ("NAFEX") rate. Monetary items and liabilities denominated in foreign currencies were translated at the NAFEX rate at December 31, 2017.

        The subsidiaries based in Nigeria translated their foreign currency transactions into the functional currency, Nigerian Naira, at the NAFEX prevailing rate at the date of the transaction for the 2018 and 2019 reporting periods. Monetary items and liabilities denominated in foreign currencies were also translated at the NAFEX rate at December 31, 2019 and December 31, 2018.

        The NAFEX rate was between 360.4 and 364.7 during 2019 (2018: 360.2 and 364.7) and at December 31, 2019 was 364.7 (December 31, 2018: 364.5). The CBN rate was between 303.4 and 305.9 during 2017 and at December 31, 2017 was 305.5. The NAFEX rate was 360.0 at December 31, 2017. Refer to note 3 for further information on foreign exchange rate assessment.

        The results and financial position of all the Group entities (none of which has the currency of a hyper inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  •
  assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position,

  •
  income and expenses for each statement of income and other comprehensive income are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and

IHS HOLDING LIMITED

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2 Summary of significant accounting policies (Continued)

  •
  all resulting exchange differences are recognized in other comprehensive income.

        On consolidation, exchange differences arising from the translation of the net investment in foreign operations and of related borrowings are taken to other comprehensive income.

        Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

        The results of the subsidiaries based in Nigeria were translated into US Dollars at the NAFEX (2017: CBN, 2018: NAFEX) monthly average exchange rate for income and expenses and the assets and liabilities at the NAFEX closing rate at the date of the statement of financial position with rates as noted above. Refer to note 3 for further information.

2.5  Revenue recognition

        Our revenue is derived from fees paid by our customers for services from our colocation business and its ancillary managed services.

        The colocation business involves the lease of space on IHS owned and leased towers, which are shared by various operators and data service providers. Revenue is generated on towers either from anchor tenants (original tenants on towers) or colocation tenants (subsequent tenants) when they install equipment on towers. A portion of colocation arrangements for the rental of space on the towers and other assets on tower sites, on which the use of space is dependent, is within the scope of IFRS 16 Leases. A portion of colocation arrangements for the provision of services and energy charges is within the scope of IFRS 15 'Revenue from contracts with customers' as a provision of service.

        In determining the amounts of revenue from our contracts with customers that fall within the scope of IFRS 15 or IAS 17/IFRS 16, the Group considers whether there are separate performance obligations to which a portion of the transaction price needs to be allocated and revenue recognized separately. For non-lease revenue, two separate performance obligations have typically been identified, one in respect of the operation of tower infrastructure and one in respect of the provision of maintenance services and power, with each being a series performance obligation to stand ready to deliver the required services.

        The identification of these two performance obligations does not change the timing of revenue recognition of the non-lease component as both are typically satisfied over the same time period. In limited cases, contracts may provide the customer with a right to purchase additional services at a significant discount. In these cases, the material right is also identified as a performance obligation.

        The Group determines the transaction price at contract inception and considers the effects of:

  •
  Variable consideration—The contractual price may be subject to service credits, price indexation, discounts provided on site consolidation and discounts associated with site occupancy. All of these items of variable consideration are considered to relate to individual service periods of series performance obligations, or represent contingent rentals, and are therefore recognized in the future periods in which they arise rather than when estimating the transaction price at contract inception.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

  •
  The existence of significant financing components—Financing components are not expected to be significant as services and payments are generally in line over the period of the contract.

  •
  Consideration payable to the customer (if any)—Payments to customers (such as rebates and discounts refunded to the customer and payments for exit fees) are deducted from transaction price unless they are payments for a distinct good or service supplied to the Group in return for the payments.

        At the date of contract inception, the Group determines the stand-alone selling prices of the performance obligations using a combination of data on observable prices from comparable managed service arrangements, supplemented by the cost plus a margin approach. The Group allocates the transaction price to these performance obligations on the basis of relative stand-alone selling price.

(a)   Colocation services revenue for which the Group is a lessor

        The portion of colocation revenue, for which IHS is the lessor, is treated as a lease. Revenue from leasing arrangements, including fixed escalation clauses present in non-cancellable lease agreements is recognized on a straight line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. The duration of these lease arrangements is typically between 5 and 10 years. Escalation clauses tied to the Consumer Price Index ("CPI") or other inflation based indices are excluded from the straight line calculation, however, any fixed increases are included.

        Revenue is recognized in the accounting period in which the rental income is earned and services are rendered. Amounts billed or received for services prior to being earned are deferred and reflected in deferred revenue until the criteria for recognition have been met.

(b)   Colocation services revenue and other managed services revenue

        Revenue from contracts with customers is recognized when control of the services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

        The Group offers ancillary services to manage tenant operations of existing customers on a limited basis. Revenue is recognized in the accounting period in which the services are rendered by reference to the stage of completion based on the terms of each contract. Services revenues are derived under contracts or arrangements with customers that provide for billings either on a fixed price basis or a variable price basis, which includes factors such as time and expenses. Revenues are recognized as services are performed, and include estimates for percentage completed. Amounts billed or received for services prior to being earned are deferred and reflected in deferred revenue in the accompanying statement of financial position until the criteria for recognition have been met.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

2.6  Embedded derivatives

        Certain revenue contracts in Nigeria and Zambia include fees that are priced in US$ but are invoiced and settled in Naira and Kwacha respectively using foreign exchange rates calculated in accordance with the contractual terms. The contractual foreign exchange rates are reset at regular intervals in arrears. Management evaluated and determined at the date of inception or material modification of the contracts that the reset features were closely related to the host contracts, considering that the US$ is a commonly used currency in Nigeria and Zambia, and that the reset interval was sufficiently frequent to approximate the US$/Naira or US$/Kwacha spot exchange rate given economic conditions at that time.

2.7  Leases

Operating leases for which the Group is the lessee, applicable from January 1, 2017 to December 31, 2018

        Leases in which a significant portion of the risks and rewards of ownership are retained by another party are classified as operating leases. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place. The Group has various leasehold land under operating lease agreements with lease terms ranging from 5 to 15 years.

Leases for which the Group is the lessee, applicable from January 1, 2019 on adoption of IFRS 16

        The Group leases various assets, comprising land and building, towers, equipment and motor vehicles. The determination whether an arrangement is, or contains, a lease is based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

        The following sets out the Group's lease accounting policy for all leases with the exception of leases with low-value (i.e. < US$5,000) and short term of less than 12 months for which the Group has taken the exemption under the standard and are expensed to profit or loss as incurred.

(a)   Lease assets

        The Group recognizes right of use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use under the contract). Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date (which do not form part of the lease liability value at the commencement date). Right of use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term.

        The right-of-use assets are tested for impairment in accordance with IAS 36 "Impairment of Assets".

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

(b)   Lease liabilities

        At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of all remaining lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments where the contracts specify fixed or minimum uplifts) and variable lease payments that depend on an index or a rate.

        The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

        Due to the nature of our leased assets the interest rate implicit in the lease is usually not readily determinable, the Group therefore uses the incremental borrowing rate in calculating the present value of lease payments at the lease commencement date. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

        The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised and any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

        The Group has the option under some of its leases to lease the assets for additional periods of up to 10 years. The Group applies judgement in evaluating whether it has a unilateral option to renew the lease for a further period and is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its intention or ability to exercise (or not to exercise) the option to renew.

2.8  Cost of sales

        Cost of sales is mainly comprised of power generation costs, depreciation, tower repairs and maintenance costs and site rental costs.

2.9  Administrative expenses

        Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets, loss from sale of assets, loss allowance on trade receivables and other sundry costs. The loss allowance on trade receivables is shown separately on the face of the statement of income and other comprehensive income as required by IFRS 9.

        Administrative expenses also includes other corporate overhead expenses related to the Group's acquisition efforts and costs associated with new business initiatives.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

2.10 Other income

        Other income includes gains from the disposal of property, or plant and equipment and proceeds from insurance claims.

2.11 Interest income

        Interest income is recognized in profit or loss and is calculated using the effective interest method as set out in IFRS 9.

2.12 Property, plant and equipment

        These are mainly freehold land, base stations, office complexes, office equipment and other equipment that are used directly by the Group in the provision of services to customers, or for administrative purposes. The assets are carried at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the assets including amounts related to the cost of future decommissioning and site restoration obligations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

        Freehold land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Base station towers (including civil costs and overheads)	20 years
Base station equipment (other equipment)	15 years
Base station equipment (rectifier and solar power)	10 years
Base station equipment (alarm and battery)	5 years
Base station equipment (generator)	3 years
Office complex	40 years
Furniture and fittings and office equipment	3 years
Motor vehicles	4 years

        Asset residual values and useful lives are reviewed, and adjusted if appropriate, each reporting period.

        Where an indication of impairment exists, an asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss for the period.

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2 Summary of significant accounting policies (Continued)

2.13 Intangible assets and goodwill

        Goodwill arises on the acquisition of businesses and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in profit or loss.

        For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units ("CGUs"), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at or below the operating segment level. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(a)   Network and customer-related intangible assets

        Network-related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships. Network and customer-related intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Network and customer-related intangible assets have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method to allocate the cost of network and customer-related intangible assets over their estimated useful lives of 14-16 years (2017 and 2018: 14-16 years) and 5-30 years (2017 and 2018: 5-30 years) respectively. The remaining amortization period for network and customer-related assets are between 7-10 years (2018: 8-11 years; 2017: 9-12) and 1-26 years (2018: 2-27 years; 2017: 3-28 years) respectively.

(b)   Licenses

        Separately acquired licenses are shown at historical cost. Licenses acquired in a business combination are recognized at fair value at the acquisition date. Licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives of 3-15 years (2018: 3-15 years; 2017: 3-15 years).

(c)   Computer software

        Costs associated with maintaining computer software programmes are recognized as expenses as incurred. Acquired computer software licenses are capitalized at the cost incurred to acquire and bring into use the software. Amortization is calculated using the straight-line method over their estimated useful lives of three to five years.

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2 Summary of significant accounting policies (Continued)

2.14 Impairment of non-financial assets

        Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.15 Long-term prepayment

        For the years ended December 31, 2018 and December 31, 2017, amounts paid in respect of long term rent are capitalized and amortized over the period of the rental. From January 1, 2019 such payments are included in the right of use assets in accordance with our IFRS 16 accounting policy (note 2.7). Subsequent costs in enhancing the performance of the rented complexes and buildings are capitalized and amortized over the period of the rental.

2.16 Inventories

        Inventories are stated at the lower of cost and estimated net realizable value. Cost comprises direct materials costs and where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. If the carrying value exceeds net realizable amount, a write down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist. In other instances, where the net realizable value of an inventory item is not readily determinable, management assesses the age and the risk of obsolescence of such items in determining net realizable value of such item using an appropriate age/obsolescence factor model.

2.17 Financial assets

2.17.1 Classification—Policy applicable from 1 January 2018

        From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

  •
  those to be measured subsequently at fair value (either through other comprehensive income (OCI) or through profit or loss), and

  •
  those to be measured at amortized cost.

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        The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

2.17.2 Recognition and derecognition

        Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2.17.3 Measurement

        At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(a)   Debt instruments

        Subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the cash flow characteristics of the asset. The Group measures its debt instruments at amortized cost as assets are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of income and other comprehensive income.

        For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are reflected within borrowings in current liabilities in the statement of financial position.

(b) Equity instruments

        The Group subsequently measures all equity investments at fair value. The Group has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

2.17.4 Impairment

        The Group evaluates each customer individually for the purpose of estimating the impairment at the reporting date rather than using a portfolio approach. The Group has low history of losses and given the short duration of receivables, the Group uses the experienced credit judgement

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2 Summary of significant accounting policies (Continued)

(ECJ) approach to estimate the impairment of trade receivables in accordance with the expected credit loss (ECL) requirement of IFRS 9.

        The ECJ approach assesses the credit risk of the customer at the reporting date to evaluate the customer's capacity to meet its contractual cash flow obligations in the near term and combines this with an evaluation of the impact of changes in economic and business conditions on the customer's ability to pay.

2.18 Financial assets—Policy applicable from 1 January 2017—31 December 2017

2.18.1 Classification

        The Group classifies its financial assets in the following categories: loans and receivables, financial assets at fair value through profit or loss and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 month's after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables comprise "trade and other receivables" and "cash and cash equivalents" in the statement of financial position.

(i)    Trade and other receivables

        Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

        The Group reviews trade receivables at least annually and when there is any indication that the receivables might be impaired. The Group has estimated the recoverable amount using models that require assumptions about future cash flows, cash flow dates and discount rates.

(ii)   Cash and cash equivalents

        For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are reflected within borrowings in current liabilities in the statement of financial position.

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2 Summary of significant accounting policies (Continued)

(b)   Available-for-sale financial assets

        Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of them within 12 months of the end of the reporting period.

2.18.2 Recognition and measurement

        Regular way purchases and sales of financial assets are recognized on the trade-date being the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value.

        Loans and receivables are subsequently carried at amortized cost using the effective interest method. Gains or losses arising from changes in the fair value of the "available-for-sale" category are presented in other comprehensive income in the period in which they arise. Dividend income from available for sale financial assets is recognized in the statement of income and other comprehensive income as part of other income when the right to receive payments is established.

        When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to the statement of income and comprehensive income as "gains and losses from investment securities."

2.18.3 Impairment of financial assets

        The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

        The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

  •
  significant financial difficulty of the issuer or obligor,

  •
  a breach of contract, such as a default or delinquency in interest or principal payments,

  •
  the Group, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider,

  •
  it becomes probable that the customer will enter bankruptcy or other financial reorganization,

  •
  the disappearance of an active market for that financial asset because of financial difficulties,

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2 Summary of significant accounting policies (Continued)

        or

  •
  observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

  (i)
  adverse changes in the payment status of borrowers in the portfolio, and

  (ii)
  national or local economic conditions that correlate with defaults on the assets in the portfolio.

(a)   Assets carried at amortized cost

        For the loans and receivables category, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income and other comprehensive income. If a loan or receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

        If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income and other comprehensive income.

(b)   Assets classified as available-for-sale

        In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also an evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss–measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of income and other comprehensive income–is removed from equity and recognized in the statement of income and other comprehensive income. Impairment losses recognized in the statement of income and other comprehensive income on equity instruments are not reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the statement of income and other comprehensive income, the impairment loss is reversed through the statement of income and other comprehensive income.

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2 Summary of significant accounting policies (Continued)

2.19 Financial liabilities

2.19.1 Classification

        The Group's financial liabilities are classified at amortized cost. Financial liabilities are recognized initially at fair value and inclusive of directly attributable transaction costs. The Group's financial liabilities are borrowings and trade and other payables.

(a)   Borrowings

        Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the statement of income and other comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

        A day one gain or loss on a related party loan at a non-market interest rate is included in investments.

        The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders' equity.

        Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the statement of income and other comprehensive income as other income or finance costs. Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in the statement of income and other comprehensive income, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

        Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(b)   Trade payables

        Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

        Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

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2 Summary of significant accounting policies (Continued)

2.20 Offsetting financial instruments

        Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

        All financial instruments are initially measured at fair value. Financial assets and liabilities are derecognized when the rights to receive cash flows from the investments or settle obligations have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.21 Derivative financial instruments

        Derivatives are financial instruments that derive their value from an underlying price or index. A derivative instrument gives one party a contractual right to exchange financial assets and financial liabilities with another party under conditions that are potentially favorable or financial liabilities with another party under conditions that are potentially unfavorable. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

        Where we have an obligation to purchase non-controlling interest that will be settled for a variable number of own shares, rather than cash, another financial asset, or a fixed number of shares, our policy is to treat this as a derivative transaction and measure it at fair value in the statement of income and other comprehensive income.

2.22 Embedded derivatives

        An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates or other variable (provided in the case of a non-financial variable that the variable is not specific to a party to the contract).

        An embedded derivative is only separated and reported at fair value with gains and losses being recognized in the statement of income and other comprehensive income when the following requirements are met:

  •
  where the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract.

  •
  the terms of the embedded derivative are the same as those of a stand-alone derivative, and

  •
  the combined contract is not held for trading or designated at fair value through profit or loss.

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2 Summary of significant accounting policies (Continued)

        A significant portion of the Group's contracted revenue pricing is denominated in US Dollars and the amount of local currency due is determined by reference to the US Dollar amount invoiced at the spot rate or an average rate by the respective subsidiary. This represents an embedded foreign currency derivative in a host contract.

        Management's judgement is that derivatives are not bifurcated as at the time the contracts were entered into they were considered closely related to the host contract since they are denominated in a currency that is commonly used in the regions that the Group operates in (US Dollar being a relatively stable and liquid currency that is commonly used for pricing in local business transactions and trade).

2.23 Current and deferred income tax

(a)   Deferred income tax

        Deferred income tax is recognized in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

        Deferred income tax liabilities are not recognized if they arise from initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability, in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

        Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

        Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(b)   Current income tax

        Current income tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

        The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted by the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

IHS HOLDING LIMITED

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2 Summary of significant accounting policies (Continued)

2.24 Employee benefits

(a)   Defined contribution schemes

        The Group operates a number of defined contribution plans which are funded by contributions from the Group and the employees based on the law ruling in each country. The amounts contributed by the Group is recognized as employee benefit expenses and are charged to profit or loss in the period to which the contributions relate. The Group has no further payment obligation once the contributions have been paid. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payment is available.

(b)   Short-term employee benefits

        Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(c)   Other long-term employee benefits

        The Group's net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in the statement of income and other comprehensive income in the period in which they arise.

2.25 Share-based payments

        The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Company.

        Equity settled share-based payment obligations granted to employees are measured at their fair value (at the date of grant or the date of amendment in the case of modification of terms) and the fair value is recognized as an expense in profit or loss, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions (for example, profitability, sales growth targets) are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

        In the event of a modification of the terms of the share-based instruments, if the fair value of the new amended instruments is greater than the fair value of the original instruments as at the modification date, then for options vested at the modification date, the incremental fair value is recognized in profit or loss immediately and for unvested options, the incremental amount is recognized in profit or loss over the remaining vesting period.

        In prior periods, and up to 10 July 2019, the share-based compensation plans operated by the Group were classified and accounted for as cash-settled instruments. Options were measured at their fair value (at the date of grant) and the fair value was recognized as an expense in profit or

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

loss with a corresponding liability recognized. Cash settled share-based payment liabilities were remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss. At the end of each reporting period and up to 10 July 2019, the Group revised its estimates of the number of options that were expected to vest based on the non-market vesting conditions and service conditions and recognized the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to liability. Refer to note 28 for further information.

2.26 Warrant obligations

        The Group issued warrants in 2012. Due to the warrant settlement provisions, the Group classifies the warrants as a derivative liability at fair value. The value of the derivative warrant liability is remeasured at each reporting period end with changes in fair value reflected in profit or loss, and a corresponding adjustment to the liability. To derive an estimate of the fair value of these warrants, a Black Scholes option pricing model was utilized.

2.27 Decommissioning and site restoration obligations

        The Group makes provision for the future cost of decommissioning of its telecommunication towers on leasehold land. These costs are expected to be incurred within a period of up to 20 years depending on the term of the leasehold. The Group estimates this provision using existing technology at current prices as quoted by decommissioning experts, escalated at the relevant inflation factor. The inflated decommissioning provision is subsequently discounted to present value using the Group's incremental borrowing rate for borrowings over the expected term of the leasehold. The timing of each decommissioning will depend on the term of the lease and whether or not the lessor intends to renew the rental contract. A corresponding amount is recognized as part of property, plant and equipment. This is subsequently depreciated as part of the tower. Other than the unwinding discount on the provision, any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding item of property, plant and equipment.

3 Critical accounting estimates and judgements

        The preparation of financial statements requires management to make certain judgements, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities as at the end of the reporting period and the amounts reported for revenues and expenses during the year. The nature of the estimation means that actual outcomes could differ from those estimates. The key sources of judgment and estimation uncertainty that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next year are discussed below.

3.1  Assessment of appropriate foreign exchange rate

        The Group had been using the relevant central bank rate, being the relevant official rate in each jurisdiction for foreign currency translation. On April 24, 2017, the Central Bank of Nigeria (CBN) introduced a special foreign exchange window for investors and exporters, known as the NAFEX market.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Critical accounting estimates and judgements (Continued)

        By introducing the NAFEX window, the CBN created a situation where there are multiple differing official rates in the market. This resulted in a need for the Group to reach a judgement regarding the appropriate exchange rates for translating foreign denominated transactions and balances for Nigerian subsidiaries and for the translation of Nigerian results on consolidation. The Group considered the requirements of IAS 21 'The Effects of Changes in Foreign Exchange Rates' and performed an assessment of the availability of the NAFEX rate in that market. The Group concluded that access to US Dollar in Nigeria in the future to meet payments or dividends is expected to be obtained via the more liquid NAFEX market.

        From December 31, 2017, the NAFEX rate has been used for the translation of USD transactions and denominated balances in the Nigerian subsidiaries and also for consolidation purposes.

3.2  Impairment of assets

        The Group assesses its property, plant and equipment for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at the end of every reporting period. Such indicators include changes in the Group's business plans, changes in diesel prices, evidence of physical damage and technological changes and impacts of obsolescence. If there are rapid changes in technology of the existing telecommunication infrastructure, the Group may need to recognize significant impairment charges.

        The assessment for impairment entails comparing the carrying value of the cash-generating unit with its recoverable amount, that is, the higher of the value in use and fair value less costs of disposal. Value in use is determined on the basis of discounted estimated future net cash flows. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future prices of telecommunication towers equipment, the effects of inflation on operating expenses and discount rates.

        The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Such estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

        The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.13. The assumptions adopted in the computation of the value in use are considered reasonable to the circumstance of each CGU.

        Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Refer to note 15 for Goodwill and intangible assets impairment considerations.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Critical accounting estimates and judgements (Continued)

3.3  Share-based payment and warrant obligation valuation

        The Group initially measures the cost of share-based payment transactions with employees and warrants issued to investors using an option pricing model to determine the fair value of the liability incurred. Estimating fair value for share-based payment transactions and warrants requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option/warrant, volatility and weighted average share price of each option/warrant and making assumptions about them.

        Cash settled share-based payment liabilities and warrant liabilities are remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss. This requires a reassessment of the estimates used at the end of each reporting period.

        Equity settled share-based payment obligations granted to employees are measured at their fair value (at the date of grant or the date of amendment in the case of modification of terms) and are recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. This requires a reassessment of the expectation of the likelihood of meeting the non-market performance conditions used at the end of each reporting period.

        The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 28 and warrants in note 29.

3.4  Regulatory accruals

        The Group requires a variety of regulatory approvals and permits related to its license to operate and meet its compliance requirements in respect of individual tower sites. These charges are levied by various national and state authorities. There is uncertainty over the level of charges where rates (e.g. percentage of revenue) remain under negotiation with the relevant authorities and also over the period for which charges will apply where demands have not yet been received from authorities on a site by site basis.

        The Group recognizes an accrual for unbilled regulatory costs based on management estimates of the rates per permit/approval type, periods for which permits/approvals potentially relate and the probability of charges being raised resulting in a cash outflow. The most significant accrual relates to the Group's operations in Nigeria, where the amount accrued is US$43.8 million (2018: US$57.9 million). The accrual is based both on permits where rates are known amounts and those where amounts are based on management estimate. A 10 percentage point change in management's estimate of the amount of the potential liability that will eventually be demanded and paid to the relevant authorities would alter the accrual at December 31, 2019 by approximately US$3.5 million (2018: US$4.6 million). Management has only considered items in the sensitivity analysis that are subject to management's rates estimate in the total amount accrued.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Critical accounting estimates and judgements (Continued)

3.5  Determining the lease term of contracts with renewal options

        The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised and any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

        The Group has the option under some of its leases to lease the assets for additional periods of up to 10 years. The Group applies judgement in evaluating whether it has a unilateral option to renew the lease for a further period or is otherwise provided that option under the laws governing the lease agreement, and is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its intention or ability to exercise (or not to exercise) the option to renew.

3.6  Control of subsidiary with indirect and minority shareholding

        Prior to February 22, 2017, the Group controlled INT Towers Limited although it did not hold the majority of the shares (see also note 26). The Group was exposed to variable returns from its involvement with INT Towers Limited and had the ability to affect those returns through its power over the relevant activities. All the relevant activities of INT Towers Limited, which are operational in nature, had been delegated to the Group, while the non-controlling interest, MTN (Netherlands) B.V., had retained certain rights but these were protective in nature. The Group could also nominate the CEO, had the right to vary the business plan after one year, implement the business plan and recruit all necessary managers and staff. Subsequently to February 23, 2017 the Group owned 100% shareholding in INT Towers Limited. Refer to note 27 for further information.

3.7  Recognition of restricted cash

        During 2017, certain of the Group's Nigerian bank accounts had restrictions placed on them during the course of an investigation by the Nigeria Economic and Financial Crimes Commission (EFCC). At that time, restricted cash was reclassified from cash and cash equivalents to 'other receivables' within current assets. Management applied judgement in determining whether the restricted cash represented a current asset given that the investigation was ongoing. The restriction over those bank accounts has subsequently been lifted and such amounts held as other receivables have been reclassified back to cash and cash equivalents. Refer to note 19 for further information.

4 Introduction and overview of Group's risk management

        The Group's activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework. The Group has established the Executive Risk Management Committee, who is responsible for developing and monitoring the Group's risk management policies. The Committee reports regularly to the Board of Directors on its activities.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

        The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly by the executive management to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

        The Board oversees how management monitors compliance with the Group's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Board is supported by various management functions that check and undertake both regular and ad hoc reviews of compliance with established controls and procedures.

(a)   Derivative instruments

        Derivatives are only used for economic hedging purposes and not as speculative investments. Derivatives do not meet the criteria for hedge accounting and are therefore classified as financial instruments at fair value through profit or loss.

  •
  Non-deliverable forwards (NDFs)—The calculation of an NDF fair value is based on the difference between the contracted exchange rate and the anticipated spot exchange rate at the relevant period. The rate applied to represent the anticipated spot exchange rate requires judgement given the limited market liquidity in Nigeria. The Group has determined that the spot NAFEX exchange rate obtained from FMDQ OTC securities exchange is the most appropriate rate. The gain or loss at the settlement date is calculated by taking the difference between the agreed upon contract exchange rate (NGN/USD) and the spot rate at the time of settlement, for an agreed upon notional amount of funds.

  •
  Embedded options—The bonds issued by IHS Netherlands Holdco B.V. in October 2016 and September 2019, and the bond issued by IHS Netherlands FinCo NG B.V. in July 2014 have embedded options which allow early redemption at the option of the issuer and holder upon the occurrence of specified events. These are accounted for as derivatives at fair value through profit or loss.

(b)   Market risk

        Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

        The Group manages market risks by keeping costs low through various cost optimization programmes. Moreover, market developments are monitored and discussed regularly, and mitigating actions are taken where necessary.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

(i)    Foreign exchange risk

        The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures other than the US Dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

        The Group is exposed to risks resulting from fluctuations in foreign currency exchange rates. A material change in the value of any such foreign currency could result in a material adverse effect on the Group's cash flow and future profits. The Group is exposed to foreign exchange risk to the extent that balances and transactions are denominated in a currency other than the functional currency in which they are measured.

        In managing foreign exchange risk, the Group aims to reduce the impact of short-term fluctuations on earnings. The Group has no export sales, but it has customers that are either contracted using fees quoted in US Dollars or other foreign currencies, but with foreign exchange indexation. The Group's significant exposure to currency risk relates to its loan facilities that are mainly in foreign currencies. The Group manages foreign exchange risk through the use of derivative financial instruments such as currency swaps and forward contracts. The Group monitors the movement in the currency rates on an ongoing basis.

        Currency exposure arising from assets and liabilities denominated in foreign currencies is managed primarily by setting limits on the percentage of net assets that may be invested in such deposits.

Sensitivity analysis

        The table below shows the impact on the Group's loss if the exchange rate between the following currencies to US Dollars had increased or decreased, with all other variables held constant. The rate of change was determined by an assessment of a reasonable or probable change in the exchange rate being applied as at December 31.

	Effect on Euro	Effect on Rwandan Franc	Effect on Nigerian Naira	Effect on Zambian Kwacha
	$'000	$'000	$'000	$'000
2017
Rate of change	5%	5%	5%	5%
Effect of US Dollar weakening on loss	14,241	3,531	100,885	10,710
Effect of US Dollar strengthening on loss	(14,241)	(3,531)	(100,885)	(10,710)

2018
Rate of change	5%	5%	5%	5%
Effect of US Dollar weakening on loss	14,369	3,643	114,280	10,185
Effect of US Dollar strengthening on loss	(14,369)	(3,643)	(114,280)	(10,185)
2019
Rate of change	5%	5%	5%	5%
Effect of US Dollar weakening on loss	11,740	6,308	104,540	9,807
Effect of US Dollar strengthening on loss	(11,740)	(6,308)	(104,540)	(9,807)

        The impact is based on external and intercompany loans.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

        This analysis excludes the natural hedging arising from contracts with customers in the Nigeria, Zambia and Rwanda operations, which are either wholly or partly linked to the US Dollar exchange rate. It is, however, impracticable to incorporate the impact of this US Dollar component in the above analysis due to the complexity of the contracts and the timing of any devaluation event.

        The Group is exposed to foreign exchange exposure that arises on intercompany loans denominated in US Dollars and Euro at a subsidiary level as a result of loan revaluations in local functional currency at period ends. The balances, as translated into US$, of the foreign denominated intercompany loans in the local books of the subsidiaries are:

	Nigerian Naira	Rwandan Franc	Zambian Kwacha	US Dollar
	$'000	$'000	$'000	$'000
2017
US Dollar loan	1,744,926	46,292	110,534	—
Euro loan	—	—	—	279,244
2018
US Dollar loan	1,867,343	49,456	98,468	—
Euro loan	—	—	—	200,694
2019
US Dollar loan	2,006,008	52,837	105,749	—
Euro loan	—	—	—	182,460

        The summary of quantitative data about the Group's exposure to foreign exchange risk (balances in currencies other than the local functional currency) is as follows:

	2018	2019
	$'000	$'000
Trade receivables	10,814	11,302
Cash and cash equivalents	70,501	37,988
Trade payables	(18,984)	(9,526)
Borrowings	(785,990)	(291,988)

Net exposure	(723,659)	(252,224)

(ii)   Interest rate risk

        The Group's main interest rate risk arises from long term borrowings with variable rates, which expose the Group to cash flow interest rate risk.

        The Group's fixed rate borrowings and receivables are carried at amortized cost. They are therefore not subject to interest rate risk as defined in IFRS 7, since neither the carrying amount nor the future cash flows will fluctuate because of a change in market interest rates. The Group manages interest rate risk through the use of derivative financial instruments such as interest rate caps or by issuing fixed rate debt.

        The table below shows the impact on the Group's post tax loss if the interest rates increased or decreased by 1% (2017 and 2018: 1%).

	2017	2018	2019
	$'000	$'000	$'000
Effect of 1% increase on post tax loss	7,453	9,422	3,041
Effect of 1% decrease on post tax loss	(11,159)	(9,105)	(2,681)

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

(c)   Credit risk

        Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Credit risk is managed on a Group basis. The Group accounts for the write-off of a trade receivable when a specific customer is assessed to be uncollectible, based on a review of their specific trading circumstances, credit quality and continuing poor payment performance of the specific customer.

        The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	2018	2019
	$'000	$'000
Other receivables (note 19)	35,209	75,443
Derivative financial instrument assets (note 18)	6,920	42,657
Trade receivables (net) (note 19)	187,680	175,746
Cash and cash equivalents (note 20)	633,450	898,802

	863,259	1,192,648

        No impairment allowance is recorded at December 31, 2019 in respect of cash and cash equivalents and other receivables (December 31, 2018: $nil). Derivative financial instruments are carried at fair value through profit or loss. Any fair value gains or losses are recognized in profit or loss during the period.

Credit ratings

        For banks and financial institutions, only independently rated parties with a minimum rating of "B" are accepted.

        The credit ratings of the Group's other receivables at December 31, 2018 and 2019 are based on publicly reported Fitch ratings:

	2018	2019
	$'000	$'000
AAA	—	165
A+	—	—
A	4,259	—
B+	—	2,512
B	2,571	2,526
Not rated	28,379	70,240

	35,209	75,443

        Other receivables not rated includes restricted cash held at bank and short term advances.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

        Refer to note 18 and note 20 for the credit ratings of derivative financial instrument assets and cash and cash equivalents respectively.

        The finance department assesses the credit quality of a customer, taking into account its financial position, past experience and other factors. The compliance with credit limits by customers is regularly monitored by line management.

        The Group utilizes data analysis and market knowledge to determine the concentration of its risks by reference to independent and internal ratings of customers. The assessment of the concentration risk is consistent with the overall risk appetite as established by the Group.

        The Group's credit concentration is based on internal ratings from the finance department. The finance department classifies customers as first tier and second tier customers based on sales revenue from each customer during the period. First tier customers are the two to five customers that contributed 80% and above of total revenue and represent the major mobile network operators in our markets while second tier customers are the customers that contributed 20% and below of total revenue.

	Internal Credit rating
2018	First tier	Second tier	Total
	$'000	$'000	$'000
Not due	23,236	1,250	24,486
0-30 days	22,755	2,587	25,342
31-60 days	40,166	1,472	41,638
61-90 days	19,504	3,378	22,882
Over 90 days	112,229	71,718	183,947

Gross trade receivables	217,890	80,405	298,295
Impairment allowance	(56,170)	(54,445)	(110,615)

Net trade receivables	161,720	25,960	187,680

	Internal Credit rating
2019	First tier	Second tier	Total
	$'000	$'000	$'000
Not due	33,101	2,213	35,314
0-30 days	27,935	1,078	29,013
31-60 days	18,418	2,480	20,898
61-90 days	44,330	7,840	52,170
Over 90 days	131,637	40,603	172,240

Gross trade receivables	255,421	54,214	309,635
Impairment allowance	(94,874)	(39,015)	(133,889)

Net trade receivables	160,547	15,199	175,746

        Over the term of trade receivables, the Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis on a customer by customer basis. In calculating the expected credit loss for each customer, the Group considers historical loss rates,

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

available information on the customer's financial position and adjusts for forward looking macroeconomic data.

        Impairment allowances derived in accordance with the policy described in note 2.17.4 predominantly relate to provisions representing a significant proportion of the aged balances due from a small number of customers with poor payment history. In 2017 and 2018 an element of the increase in provisions is classified as exceptional (see note 5) where the charge relates to expected credit losses arising as a result of circumstances impacting payment performance by a Nigerian first tier customer. The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2017	2018	2019
	$'000	$'000	$'000
Opening balance	15,014	60,923	110,615
Increase in impairment provision	55,927	50,611	27,944
Written-off during the year	(5,000)	(1,542)	(5,591)
Foreign exchange	(5,018)	623	921

	60,923	110,615	133,889

(d)   Liquidity risk

        Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

        The Group has a clear focus on ensuring sufficient access to capital to finance growth and to refinance maturing debt obligations. As part of the liquidity management process, the Group has various credit arrangements with some banks which can be utilized to meet its liquidity requirements. At the end of the reporting period, the Group had US$2.0 billion (2018: US$2.0 billion) utilized of US$2.1 billion (2018: US$2.1 billion) credit facilities with its financiers.

        Typically, the credit terms with customers are more favorable compared to payment terms to its vendors in order to help provide sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations. This excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

        The table below analyzes the Group's financial liabilities including estimated interest payments and excluding the impact of netting agreements into relevant maturity groupings based on the

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

remaining period from the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years
	$'000	$'000	$'000	$'000
2018
Trade payables (note 21)	281,277	—	—	—
Other payables (note 21)	41,651	—	—	—
Payroll and other related statutory liabilities (note 21)	21,503	—	—	—
Derivative financial instruments liabilities	310	—	—	—
Bank and bond borrowings (note 22)	322,458	1,887,244	110,655	16,383

	667,199	1,887,244	110,655	16,383

2019
Trade payables (note 21)	338,402	—	—	—
Other payables (note 21)	46,933	—	—	—
Payroll and other related statutory liabilities (note 21)	18,870	—	—	—
Lease liabilities (note 23)	28,158	44,710	47,504	222,208
Bank and bond borrowings (note 22)	244,957	666,072	597,585	1,509,813

	677,320	710,782	645,089	1,732,021

(e)   Capital risk management

        The Group's objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

        In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

        The Group monitors capital on the basis of the leverage ratio to optimize market pricing, such that Net Debt (total borrowings and lease liabilities less cash and cash equivalents) to Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA) would be within a long term target leverage of 3.0x and 4.0x (2018 and 2017: 3.0x and 3.5x), subject to various factors such as the availability and cost of capital and the potential long term return on our discretionary investments. We may fall outside of the target range in the shorter term to accommodate acquisitions or other restructurings. Adjusted EBITDA is defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, non-operating income or expenses, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, and exceptional income and expense items. Exceptional items are items of income and expense that have been shown separately due to the significance of their nature, size or incidence of occurrence. Adjusted EBITDA and net debt are not comparable year on year due to the adoption of IFRS 16. For 2019, net debt includes lease

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

liabilities under IFRS 16 whereas in the prior year no such liabilities were required to be accounted for on balance sheet. Adjusted EBITDA for 2019 does not include the rental expenses for land leases that are accounted for under IFRS 16, as such charges are now accounted for as amortization of right of use assets and the respective financing element in finance costs.

        The Group's net leverage ratios are shown in the table below:

	2017	2018	2019
	$'000	$'000	$'000
Bank and bond borrowings (note 22)	1,980,891	1,897,774	2,055,878
Lease liabilities (note 23)	—	—	184,494
Less: Cash and cash equivalents (note 20)	(646,196)	(633,450)	(898,802)

Net debt	1,334,695	1,264,324	1,341,570

Adjusted EBITDA	565,311	580,722	668,614

Net leverage ratio	2.4x	2.2x	2.0x

Fair value hierarchy

        The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  •
  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

  •
  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

  •
  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

        The following tables present the Group's financial instruments that are measured at fair value at December 31, 2018 and 2019.

2018	Level 1	Level 2	Level 3	Total
	$'000	$'000	$'000	$'000
Fair value through other comprehensive income financial assets	10		—	10
Embedded options (note 18)	—	6,920	—	6,920
Non-deliverable forwards (NDF) (note 18)	—	(310)	—	(310)
Warrant obligations (note 29)	—	(3,787)	—	(3,787)
Share-based payment obligations (note 28)	—	—	(156,756)	(156,756)

	10	2,823	(156,756)	(153,923)

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

2019	Level 1	Level 2	Level 3	Total
	$'000	$'000	$'000	$'000
Fair value through other comprehensive income financial assets	11		—	11
Embedded options (note 18)	—	42,604	—	42,604
Non-deliverable forwards (NDF) (note 18)	—	53	—	53
Warrant obligations (note 29)	—	—	—	—
Share-based payment obligations (note 28)	—	—	—	—

	11	42,657	—	42,668

        As at the end of the reporting period, the Group has both level 1 and level 2 financial assets.

Financial assets in level 1

        The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investment in marketable securities and classified as fair value through other comprehensive income financial assets.

Financial assets in level 2

        The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise primarily of non-deliverable forwards (NDF), options embedded in the bond, warrants and share-based payments. Their fair values are determined based on mark-to-market values provided by the counterparty financial institutions or valuation techniques using observable market data.

Fair value estimation

	2018		2019
Financial liabilities	Carrying value	Fair value	Carrying value	Fair value
	$'000	$'000	$'000	$'000
Bank and bond borrowings (note 22)	1,897,774	1,908,030	2,055,878	2,063,187

	1,897,774	1,908,030	2,055,878	2,063,187

        The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

        The fair value of current assets and current liabilities are not materially different from their carrying values.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

Financial instruments by category

        The Group's financial instruments are categorized as follows:

Financial assets	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	$'000	$'000	$'000	$'000
2018
Trade receivables (note 19)	187,680	—	—	187,680
Other receivables (note 19)	35,209	—	—	35,209
Cash and cash equivalents (note 20)	633,450	—	—	633,450
Fair value through other comprehensive income financial assets	—	10	—	10
Derivative financial instruments assets (note 18)	—	—	6,920	6,920

	856,339	10	6,920	863,269

Financial assets	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
	$'000	$'000	$'000	$'000
2019
Trade receivables (note 19)	175,746	—	—	175,746
Other receivables (note 19)	75,443	—	—	75,443
Cash and cash equivalents (note 20)	898,802	—	—	898,802
Fair value through other comprehensive income financial assets	—	11	—	11
Derivative financial instruments assets (note 18)	—	—	42,657	42,657

	1,149,991	11	42,657	1,192,659

        Fair value through other comprehensive income financial assets are marketable securities in various financial institutions in Nigeria.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Introduction and overview of Group's risk management (Continued)

Financial liabilities	Amortized cost	Fair value through profit or loss	Total
	$'000	$'000	$'000
2018
Bank and bond borrowings (note 22)	1,897,774	—	1,897,774
Trade payables (note 21)	281,277	—	281,277
Other payables (note 21)	41,651	—	41,651
Derivative financial instruments liabilities	—	310	310
Warrant obligations (note 29)	—	3,787	3,787
Share-based payment obligations (note 28)	—	156,756	156,756

	2,202,702	160,853	2,381,555

2019
Bank and bond borrowings (note 22)	2,055,878	—	2,055,878
Trade payables (note 21)	338,402	—	338,402
Other payables (note 21)	46,933	—	46,933
Lease liabilities (note 23)	184,494	—	184,494
Warrant obligations (note 29)	—	—	—
Share-based payment obligations (note 28)	—	—	—

	2,625,707	—	2,625,707

        The Senior Credit Facilities are secured by a negative pledge over the guarantors of the facility (refer to note 22) and the terms thereof do not permit any subsidiary in the guarantors to pledge its assets as security for the purposes of raising further financial indebtedness. The carrying value of the financial assets pledged in this manner is US$257.5 million.

        The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate. The fair values of trade payable and other current liabilities are not materially different from carrying values.

5. Segment reporting

        The Group's Executive Committee, identified as the chief operating decision maker (CODM), reviews and evaluates the Group's performance from a business perspective according to how the geographical locations are managed. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group's risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria as the major market, and Rwanda, Zambia, Cameroon and Côte d'Ivoire as our Rest of Africa business.

        The Executive Committee reviews the Company's internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

        The CODM has identified two operating segments, Nigeria, and Rest of Africa, which comprises operations in Cameroon, Côte d'Ivoire, Rwanda and Zambia.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Segment reporting (Continued)

        Effective in November 2019, the Company changed its operating segments based on the internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Accordingly, the segment disclosures reflect the change in operating segments retrospectively. Our business segments changed to be Nigeria and Rest of Africa. The figures for the year ended December 31, 2018 and December 31, 2017 have been represented to reflect this allocation.

        All operating segments are engaged in the business of leasing tower space for communication equipment to Mobile Network Operators (MNOs) and other customers (internet service providers, security functions or private corporations) and provide managed services in limited situations, such as maintenance, operations and leasing services, for certain towers owned by third parties within their respective geographic areas. However, they are managed and grouped within the two reportable segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins).

        The CODM primarily uses a measure of Adjusted EBITDA (as defined in note 4(e)) to assess the performance of the business. The CODM also regularly receives information about the Group's revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and which are aggregated in 'Other' in the reconciliation of financial information presented below. These include costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

        There are no revenue transactions which occur between reportable segments. Intercompany finance income, finance costs and loans are not included in the amounts above.

        Nigeria and Rest of Africa assets and liabilities are comprised of all assets and liabilities attributable to Nigeria and Rest of Africa, respectively, based on the operations of the segment and the physical location of the assets, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria and Rest of Africa segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and warrant obligations and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment's performance.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Segment reporting (Continued)

        Summarized financial information for the year ended December 31, 2017 is as follows:

2017 (re-presented)	Nigeria	Rest of Africa	Other	Total
	$'000	$'000	$'000	$'000
Revenues from external customers	821,209	285,746	—	1,106,955

Adjusted EBITDA (note 4(e))	461,135	145,461	(41,285)	565,311
Depreciation and amortization (note 14 and 15)	(233,529)	(92,758)	(414)	(326,701)
Net loss on disposal of property, plant and equipment (note 8)	(1,249)	(1,794)	—	(3,043)
Insurance claims (note 9)	1,517	20	—	1,537
Non-operating income and expenses
• Impairment of withholding tax receivables	(52,292)	—	—	(52,292)
• Business combination costs	—	—	(1,509)	(1,509)
• Other non-operating income and expenses	(28,314)	(29)	—	(28,343)
Exceptional items (a)
• Provision for bad and doubtful debts	(38,292)	—	—	(38,292)
• Listing costs	—	—	(8,295)	(8,295)
• Other exceptional items	—	(5,136)	(16,956)	(22,092)
Share-based payment credit (note 8)	—	—	27,436	27,436
Finance income (note 10)	94,404	3,207	37,916	135,527
Finance costs (note 11)	(522,720)	(36,957)	(85,975)	(645,652)

(Loss)/profit before income tax	(319,340)	12,014	(89,082)	(396,408)

Additions of property, plant and equipment and intangible assets	235,344	60,950	928	297,222

Segment assets	2,676,850	1,171,110	148,279	3,996,239

Segment liabilities	2,438,031	1,106,269	(1,020,380)	2,523,920

(a)
Exceptional items are items of income or expense that are presented separately to the CODM where it is necessary to provide an understanding of the underlying financial performance of the Group due to the significance of their nature, size or incidence of occurrence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Exceptional expenses for the year ended December 31, 2017 includes a charge of $38.3 million relating to the exceptional portion of the loss allowance on a key customer's outstanding receivable balance and other exceptional expenses including US$15.2 million in relation to site safety, structural integrity and compliance review, US$1.8 million for consultancy costs and US$1.3 million for Middle East start-up costs.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Segment reporting (Continued)

        Summarized financial information for the year ended December 31, 2018 is as follows:

2018 (re-presented)	Nigeria	Rest of Africa	Other	Total
	$'000	$'000	$'000	$'000
Revenues from external customers	852,729	315,358	—	1,168,087

Adjusted EBITDA (note 4(e))	489,444	150,544	(59,266)	580,722
Depreciation and amortization (note 14 and 15)	(222,488)	(91,917)	(2,899)	(317,304)
Net loss on disposal of property, plant and equipment (note 8)	(844)	(1,713)	—	(2,557)
Insurance claims (note 9)	1,736	111	—	1,847
Non-operating income and expenses
• Impairment of withholding tax receivables	(12,063)	—	—	(12,063)
• Business combination costs	—	—	(3,448)	(3,448)
• Other non-operating income and expenses	(5,695)	(424)	—	(6,119)
Exceptional items (a)
• Provision for bad and doubtful debts	(30,000)	—	—	(30,000)
• Listing costs	—	—	(5,221)	(5,221)
• Other exceptional items	(13,923)	466	8467	(4,990)
Share-based payment credit (note 8)	—	—	5,065	5,065
Finance income (note 10)	16,841	2,119	5,028	23,988
Finance costs (note 11)	(115,373)	(74,469)	(126,100)	(315,942)

Profit/(loss) before income tax	107,635	(15,283)	(178,374)	(86,022)

Additions of property, plant and equipment and intangible assets	260,207	77,332	6,226	343,765

Segment assets	2,438,989	1,042,799	343,088	3,824,876

Segment liabilities	945,215	487,653	1,059,933	2,492,801

(a)
Exceptional items are items of income or expense that are presented separately to the CODM where it is necessary to provide an understanding of the underlying financial performance of the Group due to the significance of their nature, size or incidence of occurrence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Exceptional expenses for the year ended December 31, 2018 includes a charge of $30.0 million relating to the exceptional portion of the loss allowance on a key customer's outstanding receivable balance and other exceptional expenses including redundancy costs of US$3.0 million, escrow amounts received relating to IHS Towers NG Limited acquisition of US$4.3 million, US$2.8 million related to Middle East start-up costs, costs of US$1.9 million related to consultancy services for the implementation of IFRS 16 and costs of US$0.7 million related to consultancy review services related to the restrictions placed on bank accounts.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Segment reporting (Continued)

        Summarized financial information for the year ended December 31, 2019 is as follows:

2019	Nigeria	Rest of Africa	Other	Total
	$'000	$'000	$'000	$'000
Revenues from external customers	925,704	305,352	—	1,231,056

Adjusted EBITDA (note 4(e))	559,049	165,626	(56,061)	668,614
Depreciation and amortization (note 14 and 15)*	(290,449)	(89,596)	(4,462)	(384,507)
Net loss on disposal of property, plant and equipment (note 8)	(2,427)	(3,392)	—	(5,819)
Insurance claims (note 9)	3,429	178	—	3,607
Non-operating income and expenses
• Impairment of withholding tax receivables	(44,586)	—	—	(44,586)
• Business combination costs	—	—	(3,745)	(3,745)
• Other non-operating income and expenses	(19,844)	(1,760)	—	(21,604)
Exceptional items (a)
• Listing costs	—	—	(1,078)	(1,078)
• Other exceptional items	—	—	(16,932)	(16,932)
Share-based payment expense (note 8)	—	—	(351,054)	(351,054)
Finance income (note 10)	5,559	1,431	29,055	36,045
Finance costs (note 11)	(118,756)	(75,392)	(94,767)	(288,915)

Profit/(loss) before income tax	91,975	(2,905)	(499,044)	(409,974)

Additions of property, plant and equipment and intangible assets	363,501	49,704	14,705	427,910

Segment assets	2,349,699	1,056,982	758,027	4,164,708

Segment liabilities	768,206	552,343	1,413,840	2,734,389

*
In 2019, depreciation and amortization includes the depreciation of right of use asset following the implementation of IFRS 16.

(a)
Exceptional items are items of income or expense that are presented separately to the CODM where it is necessary to provide an understanding of the underlying financial performance of the Group due to the significance of their nature, size or incidence of occurrence. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Other exceptional expenses for the year ended December 31, 2019 included redundancy costs of US$3.2 million, aborted transaction costs of US$0.6 million, US$9.6 million of consultancy, facility set up and other related expenses for the Group's finance transformation program and US$3.4 million related to Middle East start-up costs.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Segment reporting (Continued)

Geographical information:

        The following countries contribute material revenue and/or have material non-current assets in country as follows:

	2017	2018	2019
	$'000	$'000	$'000
Revenue
Nigeria	821,209	852,729	925,704
Rest of world	285,746	315,358	305,352

	1,106,955	1,168,087	1,231,056

Non-current assets*
Nigeria		1,724,353	1,991,553
Côte d'Ivoire		272,187	317,597
Cameroon		271,755	288,773
Rest of world		273,186	276,867

		2,541,481	2,874,790

*
Non-current assets exclude available for sale financial assets, non-current trade and other receivables and deferred tax assets.

        Revenue from three tier one customers represent approximately 10% or more of the Group's total revenue:

	2017	2018	2019
	$'000	$'000	$'000
Customer A	61%	63%	63%
Customer B	15%	13%	13%
Customer C	12%	12%	14%

6. Revenue

        The Group's revenue accrues from providing telecommunications support services. The Group provides infrastructure sharing and leasing known as colocation (which includes colocation rental revenue and colocation services) and, to a limited extent, managed services.

	2017	2018	2019
	$'000	$'000	$'000
Lease component	743,763	800,739	889,909
Services component	363,192	367,348	341,147

	1,106,955	1,168,087	1,231,056

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Revenue (Continued)

        The following table shows unsatisfied performance obligation which represents the services component of future minimum receipts expected from customer under non-cancellable agreements in effect at December 31, as follows:

	2017	2018	2019
	$'000	$'000	$'000
Within one year	251,528	279,427	290,644
Between two to three years	464,585	538,669	513,464
Between four to five years	435,846	499,125	415,133
More than five years	978,890	1,129,582	894,088

	2,130,849	2,446,803	2,113,329

        The Group leases space on its towers under leases over periods ranging between 5 and 15 years.

        The lease component of future minimum receipts expected from tenants under non-cancellable agreements in effect at December 31, were as follows:

	2017	2018	2019
	$'000	$'000	$'000
Within one year	551,691	651,279	791,655
Between two to three years	1,017,071	1,257,459	1,382,789
Between four to five years	950,855	1,108,621	1,093,206
More than five years	1,994,689	1,990,776	2,108,416

	4,514,306	5,008,135	5,376,066

        Certain customer contracts allow for the cancellation of a proportion of sites during the contract term without payment of termination penalties. The minimum service and lease revenue in the tables above assumes that each customer will fully utilize this churn available to them under the contract. Where rentals are denominated in US Dollar, which is not the functional currency of the subsidiary, they have been included in the above table at the exchange rate at the end of the reporting period.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Cost of sales

	2017	2018	2019
	$'000	$'000	$'000
Tower repairs and maintenance	74,742	71,465	69,304
Power generation	197,102	219,953	237,640
Site rental*	48,607	45,472	3,547
Other rent	2,043	1,482	2,289
Vehicle maintenance and repairs	1,807	2,052	2,108
Site regulatory permits	47,291	43,333	19,360
Security services	35,039	32,426	33,027
Insurance	2,378	4,102	5,958
Staff costs (note 8.3)	19,823	18,430	20,561
Travel costs	1,091	1,132	4,719
Professional fees	3,148	2,436	2,122
Depreciation (note 14)**	295,036	286,774	353,368
Amortization (note 15)	27,980	26,081	24,549
Impairment of property, plant and equipment and prepaid land rent (note 30)	28,347	6,155	21,604
Other	3,794	5,439	10,811

	788,228	766,732	810,967

*
In 2019, site rental relates to short term leases and low value assets only (note 23).

**
In 2019, depreciation includes right of use assets depreciation following the implementation of IFRS 16.

        Foreign exchange gains and losses on cost of sales are included in Other.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Administrative expenses

	2017	2018	2019
	$'000	$'000	$'000
Rent and facilities	9,984	10,536	12,881
Depreciation (note 14)	2,067	934	2,392
Amortization (note 15)	1,618	3,515	4,198
Travel costs	13,585	11,079	13,475
Staff costs (note 8.3)	38,032	52,148	45,523
Redundancy costs	176	2,964	—
Key management compensation (note 31.2)	8,828	12,584	20,215
Share-based payment (credit)/expense (note 28)	(27,436)	(5,065)	351,054
Professional fees	14,440	15,911	15,275
Business combination transaction costs	1,509	3,448	3,745
Impairment of withholding tax receivables*	52,292	12,063	44,586
Net loss on disposal of property, plant and equipment	3,043	2,557	5,819
Operating taxes	250	1,070	505
Other	32,441	25,029	36,617

	150,829	148,773	556,285

*
Withholding tax was impaired following the Group's assessment of the recoverability of withholding tax assets based on a five year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

        Foreign exchange gains and losses on administrative expenses are included in Other.

8.1  Loss allowance on trade receivables

        The loss allowance on trade receivables expense of US$27.9 million (2018: US$50.6 million; 2017: US$55.9 million) relates to impairment provisions made for overdue trade accounts receivables that are assessed as doubtful in recovery and thus are impaired. Included in this amount is an amount of US$ nil (2018: US$30 million; 2017: US$38.3 million) which has been treated as an exceptional item due to its size and incidence (see note 5).

8.2  Staff costs are analyzed as follows:

	2017	2018	2019
	$'000	$'000	$'000
Salaries and wages	47,006	60,553	54,632
Pension contribution—employer	2,487	2,649	2,474
Other benefits	8,362	7,376	8,978

	57,855	70,578	66,084

        Other benefits are comprised of employee related insurances, employee training costs, staff entertainment and redundancy costs.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Administrative expenses (Continued)

8.3  Staff costs were classified as:

	2017	2018	2019
	$'000	$'000	$'000
Cost of sales	19,823	18,430	20,561
Administrative expenses	38,032	52,148	42,307

	57,855	70,578	62,868

9. Other income

	2017	2018	2019
	$'000	$'000	$'000
Insurance claims	1,537	1,847	3,607
Other income	209	2,114	3,429

	1,746	3,961	7,036

10. Finance income

	2017	2018	2019
	$'000	$'000	$'000
Interest income—bank deposits	9,910	18,701	14,732
Net foreign exchange gain arising from financing—realized	6,670	5,100	228
Net foreign exchange gain on derivative instruments—unrealized	49,457	—	53
Fair value gain on embedded options	36,380	—	17,245
Net foreign exchange gain on derivative instruments—realized	32,056	—	—
Fair value gain on warrants	1,054	187	3,787

	135,527	23,988	36,045

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Finance costs

	2017	2018	2019
	$'000	$'000	$'000
Interest expenses—third party loans	206,950	186,253	193,829
Unwinding of discount on decommissioning liability	1,003	2,112	1,712
Interest and finance charges paid/payable for lease liabilities	—	—	16,024
Net foreign exchange loss arising from financing—unrealized	429,374	89,698	47,291
Net foreign exchange loss on derivative instruments—unrealized	—	315	—
Net foreign exchange loss on derivative instruments—realized	—	577	1,594
Fair value loss on embedded options	—	32,110	—
Costs paid on early loan settlement	—	—	22,153
Bank and loan facility fees	8,325	4,877	6,312

	645,652	315,942	288,915

        Net foreign exchange loss arising from financing (unrealized) in 2019 is primarily due to significant fluctuations in exchange rates predominantly between the Kwacha and the US Dollar (2017 and 2018: predominantly from both the Kwacha and US Dollar rate and the Naira and the US Dollar rate). This arises on commercial bank and related party loans denominated in US Dollars at subsidiary level as a result of loan revaluations in local functional currency at period ends. Refer to note 4(b) for further information.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Taxation

	2017	2018	2019
	$'000	$'000	$'000
Current taxes on income	33,554	36,577	3,304
Deferred income taxes (note 16)	(8,424)	10,171	10,214

Total taxes	25,130	46,748	13,518

Reconciliation of effective tax charge
Loss before income tax	(396,408)	(86,022)	(409,974)

Tax calculated at domestic tax rates applicable to profits in respective countries	(140,515)	(31,375)	(71,224)
Tax effects of:
Income not subject to tax	(74,793)	(45,419)	(39,725)
Expenses not deductible for tax purposes	63,421	85,888	88,792
Tax losses and other deductible temporary difference for which no deferred income tax asset was recognized	374,036	6,797	109,927
Prior year (over)/under provision	(124,715)	79,474	(43,280)
Recognition and utilization of previously unrecognized deferred tax assets	(47,488)	(39,521)	(89,452)
Other profit-related taxes	2,490	2,535	5,813
Foreign tax credit	(24,151)	(11,538)	(8,406)
Non-deductible share-based payment expense	—	—	52,136
Foreign exchange effects and other differences	(3,155)	(93)	8,937

Total taxes	25,130	46,748	13,518

Current income tax receivables	184	156	233
Current income tax payables	(27,066)	(26,571)	(30,373)

	(26,882)	(26,415)	(30,140)

The movement in the current income tax is as follows:
At beginning of year	(5,282)	(26,882)	(26,415)
Charged to profit or loss	(33,554)	(36,577)	(3,304)
Paid during the year	10,586	15,723	13,396
Withholding tax netting off	184	22,123	—
Exchange difference	1,184	(802)	(13,817)

At end of year	(26,882)	(26,415)	(30,140)

        Deferred income tax assets are recognized for deductible temporary differences and tax losses carried forward only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and future taxable profits. For those jurisdictions which have operating losses that are not expected to be utilized against future taxable profits, any deferred tax assets recognized are only to the extent of deferred tax liabilities. Refer to note 16 for deferred income tax.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Loss per share

        The following table sets forth basic and diluted net income per common share computational data (in thousands, except per share data):

	2017	2018	2019
	$'000	$'000	$'000
Loss attributable to equity holders ($'000)	(425,448)	(132,770)	(423,492)
Less: allocation of loss to non-controlling interest ($'000)	3,910	—	—

Loss attributable to IHS common shareholders ($'000)	(421,538)	(132,770)	(423,492)

Basic weighted average shares outstanding ('000)	143,281,846	146,706,094	146,784,812
Potentially dilutive securities ('000)	2,297,339	2,444,593	11,455,491

Potentially dilutive weighted average common shares outstanding ('000)	145,579,185	149,150,687	158,240,303

Loss per share:
Basic loss per share ($)	(0.00)	(0.00)	(0.00)
Diluted loss per share ($)	(0.00)	(0.00)	(0.00)

        Potentially dilutive securities include warrants and share-based compensation, but these securities are currently anti-dilutive and thus do not impact diluted loss per share.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Property, plant and equipment

	Towers and tower equipment	Land and buildings	Right-of-use assets	Furniture and office equipment	Motor vehicles	Capital work in progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cost			—
At January 1, 2017	2,053,768	40,489	—	11,004	19,694	64,125	2,189,080
Additions during the year	16,882	1,748	—	1,213	596	111,268	131,707
Reclassification	77,792	2,165	—	—	—	(79,957)	—
Transfers from advance payments	146,041	458	—	—	—	16,339	162,838
Disposals	(16,992)	—	—	(287)	(1,762)	—	(19,041)
Effects of movement in exchange rates	(183,508)	(6,490)	—	(1,085)	(763)	(3,924)	(195,770)

At December 31, 2017	2,093,983	38,370	—	10,845	17,765	107,851	2,268,814

At January 1, 2018	2,093,983	38,370	—	10,845	17,765	107,851	2,268,814
Additions during the year	8,008	1,211	—	2,886	2,712	110,468	125,285
Reclassification	78,059	8,403	—	548	—	(87,010)	—
Transfer from advance payments	197,637	1,658	—	—	—	10,595	209,890
Disposals	(48,532)	(252)	—	(442)	(1,106)	—	(50,332)
Effects of movement in exchange rates	(71,454)	(711)	—	(337)	(663)	(3,677)	(76,842)

At December 31, 2018	2,257,701	48,679	—	13,500	18,708	138,227	2,476,815

Impact of adoption of IFRS 16 on January 1, 2019 (note 2.1.1)	—	—	372,000	—	—	—	372,000
At January 1, 2019	2,257,701	48,679	372,000	13,500	18,708	138,227	2,848,815
Additions during the year	15,135	859	47,470	2,732	3,327	91,004	160,527
Reclassification	129,420	1,825	—	—	—	(131,245)	—
Transfer from advance payments	272,298	672	—	—	—	(10,873)	262,097
Disposals	(106,757)	—	(6,307)	(187)	(1,689)	—	(114,940)
Effects of movement in exchange rates	(40,160)	(301)	(6,266)	(168)	(522)	(2,053)	(49,470)

At December 31, 2019	2,527,637	51,734	406,897	15,877	19,824	85,060	3,107,029

Accumulated depreciation and impairment
At January 1, 2017	460,875	853	—	6,963	11,760	—	480,451
Charge for the year	290,121	171	—	2,949	3,862	—	297,103
Impairment	26,828	—	—	—	—	—	26,828
Disposals	(11,852)	—	—	(206)	(1,654)	—	(13,712)
Effects of movement in exchange rates	(67,069)	(150)	—	(867)	(446)	—	(68,532)

At December 31, 2017	698,903	874	—	8,839	13,522	—	722,138

At January 1, 2018	698,903	874	—	8,839	13,522	—	722,138
Charge for the year	282,230	267	—	2,503	2,708	—	287,708
Impairment	5,701	13	—	—	—	—	5,714
Disposals	(39,331)	(252)	—	(221)	(1,092)	—	(40,896)
Effects of movement in exchange rates	(28,983)	(22)	—	(279)	(541)	—	(29,825)

At December 31, 2018	918,520	880	—	10,842	14,597	—	944,839

At January 1, 2019	918,520	880	—	10,842	14,597	—	944,839
Charge for the year	313,320	296	38,130	2,145	1,869	—	355,760
Impairment	21,565	—	—	—	—	—	21,565
Disposals*	(101,100)	—	(735)	(173)	(1,457)	—	(103,465)
Effects of movement in exchange rates	(17,821)	(13)	(360)	(136)	(357)	—	(18,687)

At December 31, 2019	1,134,484	1,163	37,035	12,678	14,652	—	1,200,012

Net book value
At December 31, 2018	1,339,181	47,799	—	2,658	4,111	138,227	1,531,976

At December 31, 2019	1,393,153	50,571	369,862	3,199	5,172	85,060	1,907,017

*
The disposals value of right-of-use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Property, plant and equipment (Continued)

        Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

        The impairment in the years ended December 31, 2017 and December 31, 2018 and December 31, 2019 relates to towers on certain sites which were made dormant following the consolidation of customer equipment between sites. As a result, the towers are no longer in use and have no installed customer equipment. The impairment in the year ended December 31, 2019 also partly relates to certain sites in Cameroon that were vandalized and inaccessible and are thus not in use.

        It was determined that the recoverable amounts were nil and therefore their carrying amounts were written down to the recoverable amount. The impairment losses have been recognized in cost of sales in the consolidated statement of income and other comprehensive income.

        At December 31, 2019, the carrying value of the "Towers and tower equipment" asset category includes assets amounting to US$17.1 million related to asset retirement obligations arising from legislative requirements and the terms of lease agreements included in Lease liabilities (note 23).

(i)
Depreciation expense has been included in cost of sales and administrative expenses in the statement of income and other comprehensive income as below:

	2017	2018	2019
	$'000	$'000	$'000
Cost of sales (note 7)	295,036	286,774	353,368
Administrative expense (note 8)	2,067	934	2,392

	297,103	287,708	355,760

(ii)
Analysis of additions to property, plant and equipment

	2017	2018	2019
	$'000	$'000	$'000
Additions through cash—capital work in progress	111,268	110,468	91,004
(Reductions)/additions through decommissioning estimates	(359)	(10,924)	405
Additions through right of use assets	—	—	47,470
Additions through cash—others	20,798	25,741	21,648

	131,707	125,285	160,527

(iii)
Analysis of right of use assets

        The carrying value of right of use assets at 31 December 2019 are comprised of vehicles (US$0.3 million) and land and building assets, the majority being leased land on which our towers are situated.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Goodwill and other intangible assets

	Goodwill	Customer- related intangible assets	Network- related intangible assets	Licenses	Software	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Cost
At January 1, 2017	611,222	576,059	49,904	12,674	6,734	1,256,593
Additions during the year	—	—	—	23	2,654	2,677
Exchange difference	(58,661)	(58,290)	(5,315)	1,693	(1,110)	(121,683)

At December 31, 2017	552,561	517,769	44,589	14,390	8,278	1,137,587

At January 1, 2018	552,561	517,769	44,589	14,390	8,278	1,137,587
Additions during the year	—	—	—	1,093	7,497	8,590
Exchange difference	(21,651)	(14,327)	(748)	(607)	(136)	(37,469)

At December 31, 2018	530,910	503,442	43,841	14,876	15,639	1,108,708

At January 1, 2019	530,910	503,442	43,841	14,876	15,639	1,108,708
Additions during the year	—	—	—	19	5,267	5,286
Exchange difference	(12,518)	(6,452)	(285)	(303)	(4)	(19,562)

At December 31, 2019	518,392	496,990	43,556	14,592	20,902	1,094,432

Accumulated amortization
At January 1, 2017	251	35,566	7,691	2,431	2,306	48,245
Charge for the year	—	22,877	3,320	789	2,612	29,598
Exchange difference	—	(4,899)	(741)	369	(578)	(5,849)

At December 31, 2017	251	53,544	10,270	3,589	4,340	71,994

At January 1, 2018	251	53,544	10,270	3,589	4,340	71,994
Charge for the year	—	19,844	3,073	870	5,809	29,596
Exchange difference	—	(1,887)	(237)	(175)	(88)	(2,387)

At December 31, 2018	251	71,501	13,106	4,284	10,061	99,203

At January 1, 2019	251	71,501	13,106	4,284	10,061	99,203
Charge for the year	—	19,468	2,950	877	5,452	28,747
Exchange difference	—	(1,084)	(101)	(94)	(12)	(1,291)

At December 31, 2019	251	89,885	15,955	5,067	15,501	126,659

Net book value
At December 31, 2018	530,659	431,941	30,735	10,592	5,578	1,009,505

At December 31, 2019	518,141	407,105	27,601	9,525	5,401	967,773

        Network-related intangible assets represent future income from leasing excess tower capacity to new tenants. Customer-related intangible assets represent customer contracts and relationships.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Goodwill and other intangible assets (Continued)

        Amortization expense has been included in cost of sales and administrative expenses in the statement of income and other comprehensive income:

	2017	2018	2019
	$'000	$'000	$'000
Cost of sales (note 7)	27,980	26,081	24,549
Administrative expenses (note 8)	1,618	3,515	4,198

	29,598	29,596	28,747

15.1  Allocation of goodwill

         Management reviews the business performance based on the geographical location of business. It has identified IHS Nigeria Limited, INT Towers Limited, IHS Towers NG Limited, IHS Cameroon S.A., IHS Côte d'Ivoire S.A., IHS Rwanda Group and IHS Zambia Group as the main CGUs. IHS Nigeria Limited, INT Towers Limited and IHS Towers NG Limited CGUs relate to the Nigeria operating segment, and IHS Cameroon S.A. and IHS Côte d'Ivoire S.A. IHS Zambia Group and IHS Rwanda Group CGUs relate to the Rest of Africa operating segment.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Goodwill and other intangible assets (Continued)

        Goodwill is monitored by management at CGU level. The following is a summary of goodwill allocation for each CGU.

	Opening balance	Additions	Effects of movements in exchange rates	Closing balance
	$'000	$'000	$'000	$'000
2017
IHS Nigeria Limited	85,382	—	(13,163)	72,219
INT Towers Limited	302,284	—	(43,107)	259,177
IHS Towers NG Limited	61,628	—	(9,501)	52,127
IHS Cameroon S.A.	41,288	—	5,565	46,853
IHS Côte d'Ivoire S.A.	20,476	—	2,760	23,236
IHS Zambia Group	85,304	—	(779)	84,525
IHS Rwanda Group	14,609	—	(436)	14,173

	610,971	—	(58,661)	552,310

2018
IHS Nigeria Limited	72,219	—	(891)	71,328
INT Towers Limited	259,177	—	(2,916)	256,261
IHS Towers NG Limited	52,127	—	(644)	51,483
IHS Cameroon S.A.	46,853	—	(1,943)	44,910
IHS Côte d'Ivoire S.A.	23,236	—	(964)	22,272
IHS Zambia Group	84,525	—	(13,745)	70,780
IHS Rwanda Group	14,173	—	(548)	13,625

	552,310	—	(21,651)	530,659

2019
IHS Nigeria Limited	71,328	—	(31)	71,297
INT Towers Limited	256,261	—	(112)	256,149
IHS Towers NG Limited	51,483	—	(23)	51,460
IHS Cameroon S.A.	44,910	—	(977)	43,933
IHS Côte d'Ivoire S.A.	22,272	—	(485)	21,787
IHS Zambia Group	70,780	—	(10,251)	60,529
IHS Rwanda Group	13,625	—	(639)	12,986

	530,659	—	(12,518)	518,141

        The recoverable amount of the CGU was determined based on value-in-use calculations. These calculations used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. Within the five-year period, revenue growth rates are based on past experience and expected future developments in the Group's CGUs. The weighted average growth rates used are consistent with the forecasts included in industry reports. Cash flows beyond the five-year period were valued using the estimated terminal growth rates stated below. The terminal growth rates did not exceed the long-term average growth rate for the infrastructure business in which each CGU operates.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Goodwill and other intangible assets (Continued)

        The key assumptions to which the value-in-use calculations are most sensitive are:

  •
  revenue assumptions (taking into account tenancy rates), and the direct effect these have on gross profit margins in the five year forecast period,

  •
  discount rates, and

  •
  terminal growth rates.

	Discount rate	Terminal growth rate	Tenancy Ratio	Gross margins excluding depreciation & amortization
2017
IHS Nigeria Limited	16.3%	3.2%	1.89x-3.39x	64.8%-76.1%
INT Towers Limited	16.5%	3.2%	1.83x-3.41x	52.6%-68.0%
IHS Towers NG Limited	16.0%	3.2%	3.04x-4.39x	49.3%-62.6%
IHS Cameroon S.A.	10.8%	3.2%	2.98x-3.49x	42.7%-53.1%
IHS Côte d'Ivoire S.A.	10.7%	3.2%	2.12x-2.84x	52.0%-58.8%
IHS Zambia Group	17.1%	3.2%	1.85x-2.44x	56.8%-71.9%
IHS Rwanda Group	16.1%	3.2%	2.00x-2.48x	60.1%-66.9%

2018
IHS Nigeria Limited	16.3%	3.2%	2.13x-3.70x	68.1%-77.4%
INT Towers Limited	16.6%	3.2%	2.12x-3.55x	52.9%-70.0%
IHS Towers NG Limited	16.1%	3.2%	3.06x-3.47x	58.1%-66.2%
IHS Cameroon S.A.	12.9%	3.2%	3.07x-3.58x	49.8%-54.2%
IHS Côte d'Ivoire S.A.	11.0%	3.2%	2.25x-2.92x	50.9%-54.4%
IHS Zambia Group	20.0%	3.2%	2.01x-2.77x	64.3%-72.5%
IHS Rwanda Group	17.2%	3.2%	2.05x-2.37x	58.9%-62.5%

2019
IHS Nigeria Limited	15.8%	3.2%	2.35x-3.90x	69.8%-77.1%
INT Towers Limited	16.5%	3.2%	2.46x-3.90x	60.8%-71.9%
IHS Towers NG Limited	16.2%	3.2%	3.29x-3.80x	60.9%-65.4%
IHS Cameroon S.A.	13.2%	3.2%	3.33x-4.22x	53.8%-57.9%
IHS Côte d'Ivoire S.A.	10.3%	3.2%	2.39x-3.49x	56.1%-59.9%
IHS Zambia Group	21.8%	3.2%	2.05x-2.58x	62.6%-73.0%
IHS Rwanda Group	16.3%	3.2%	2.05x-2.37x	68.6%-70.0%

        In 2019, the Group applied the same terminal growth rate as 2018 and 2017 of 3.2% as that rate represented the most conservative minimum growth rate across the regions. Local long term inflation forecasts are not available and hence the terminal growth rate is based on the US inflation rate and the discount rate applied is adjusted to reflect this approach.

        Management have considered and assessed reasonably possible changes for key assumptions and have identified those individual instances that would cause the carrying amount to exceed the recoverable amount resulting in an impairment:

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Goodwill and other intangible assets (Continued)

Sensitivity analysis

	IHS Nigeria Limited	INT Towers Limited	IHS Towers NG Limited	IHS Cameroon S.A.	IHS Côte d'Ivoire S.A.	IHS Zambia Group	IHS Rwanda Group
% Rise in discount rate	Increase by 43.0 pp	Increase by 27.2 pp	Increase by 9.4.pp	Increase by 2.6 pp	Increase by 7.4 pp	Increase by 8.4 pp	Increase by 5.0 pp
Decrease in tenancy ratio	Decrease by an average of 1.84x over 4 years	Decrease by an average of 1.47x over 4 years	Decrease by an average of 0.86x over 4 years	Decrease by an average of 0.37x over 4 years	Decrease by an average of 0.72x over 4 years	Decrease by an average of 0.49x over 4 years	Decrease by an average of 0.32x over 4 years
Gross margin (excluding depreciation and amortization)	Decrease by an average of 15.4 pp over 4 years	Decrease by an average of 9.8 pp over 4 years	Decrease by an average 3.8 pp over 4 years	Decrease by an average of 2.0 pp over 4 years	Decrease by an average of 6.4 pp over 4 years	Decrease by an average of 4.1 pp over 4 years	Decrease by an average of 2.1 pp over 4 years

16. Deferred income tax

	2018	2019
	$'000	$'000
Deferred income tax assets	12,416	4,820
Deferred income tax liabilities	(19,852)	(19,757)

Net deferred tax liabilities	(7,436)	(14,937)

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority and are classified on a net basis within either deferred tax assets or deferred tax liabilities. These net country amounts are aggregated according to their asset or liability position and presented as then aggregated in the statement of financial position:

	2018	2019
	$'000	$'000
Deferred income tax assets
Property, plant and equipment	634	3,334
Intangible assets	(25,321)	(8,116)
Provisions	12,397	5,170
Unutilized capital allowances	20,016	—
Tax losses	4,690	3,505
Other	—	927

Total	12,416	4,820

Deferred income tax assets
to be recovered after 12 months	19	(350)
to be recovered within 12 months	12,397	5,170

	12,416	4,820

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Deferred income tax (Continued)

	2018	2019
	$'000	$'000
Deferred income tax liabilities
Property, plant and equipment	(107,171)	(109,394)
Intangible assets	(104,456)	(113,606)
Provisions	30,990	24,110
Unrealized derivative income	(2,115)	(11,697)
Timing differences on loans	(35)	—
Unrealized foreign exchange	20,288	53,634
Tax losses	28,132	83,618
Unutilized capital allowances	114,515	52,973
Other	—	605

Total	(19,852)	(19,757)

Deferred income tax liabilities
to be realiized after 12 months	(48,727)	(32,170)
to be realized within 12 months	28,875	12,413

	(19,852)	(19,757)

        The Group has recognized deferred tax with respect to losses of US$5.6 million. Of this amount, US$2.3 million, US$2.0 million and US$1.3million will expire on December 31, 2020, December 31, 2021, and December 31, 2024 respectively.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Deferred income tax (Continued)

        Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

	Property, plant and equipment	Provisions/ share-based payments obligation	Intangible assets	Loans and derivatives	Unrealized exchange differences /tax losses	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Net deferred income tax
At January 1, 2017	(190,632)	31,348	(183,540)	32,106	301,097	(9,621)
Tax income/(charge)	35,550	10,789	26,229	40,042	(104,186)	8,424
Effects of movement in exchange rates	18,200	(821)	18,848	(10,967)	(24,327)	933

At December 31, 2017	(136,882)	41,316	(138,463)	61,181	172,584	(264)

At January 1, 2018	(136,882)	41,316	(138,463)	61,181	172,584	(264)
Tax income/(charge)	24,968	3,851	5,957	(63,331)	18,384	(10,171)
Effects of movement in exchange rates	5,376	(1,778)	2,729	—	(3,328)	2,999

At December 31, 2018	(106,538)	43,389	(129,777)	(2,150)	187,640	(7,436)

At January 1, 2019	(106,538)	43,389	(129,777)	(2,150)	187,640	(7,436)
Tax (charge)/income	(2,692)	(12,375)	5,719	(9,547)	8,681	(10,214)
Effects of movement in exchange rates	3,170	(1,735)	2,337	—	(1,059)	2,713

At December 31, 2019	(106,060)	29,279	(121,721)	(11,697)	195,262	(14,937)

        The Group has recognized deferred income tax assets based on a five year cash flow projection in which the Group is expected to make a taxable profits. The Group has US$1.3 billion (2018: US$1.2 billion) in deductible temporary differences for which no deferred tax is recognized. Of this amount, US$ nil (2018: US$6.8 million) and US$ nil (2018: US$6.9 million) will expire on December 31, 2020 and December 31, 2021 respectively. At the end of the reporting period, there were no material temporary differences associated with undistributed earnings of subsidiaries, and accordingly no deferred tax liabilities have been recognized in this regard.

17. Inventories

	2018	2019
	$'000	$'000
Stock of materials	21,468	48,711

        Inventories held for resale are measured at lower of cost and net realizable value. Inventory consumables are held at cost less provision for impairment.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Derivative financial instruments

        The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of income and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

        The underlying contractual notional amount for the derivative instruments is as follows, as of December 31, of each of the following years:

	2018	2019
	$'000	$'000
Derivative instruments
Non-deliverable forwards	70,434	100,795
Embedded options	800,000	1,300,000
Interest rate hedge caps	47,727	—

	918,161	1,400,795

        The fair value balances are as follows:

	2018	2019
	$'000	$'000
Derivative instruments
Non-deliverable forwards	(310)	53
Embedded options	6,920	42,604

	6,610	42,657

        The change in fair value of the derivative instruments has been recorded in the statement of income and other comprehensive income as follows:

	2017	2018	2019
	$'000	$'000	$'000
Derivative instruments
Non-deliverable forwards	49,457	(310)	53
Embedded options	36,380	(32,110)	17,245
Interest rate hedge caps	4	(5)	—

	85,841	(32,425)	17,298

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Derivative financial instruments (Continued)

        The credit ratings of the Group's derivative financial instrument assets at December 31, 2018 and 2019 based on publicly reported Fitch ratings were:

	2018	2019
	$'000	$'000
Derivative financial instrument assets
A (F1)	(57)	—
B+	(253)	(30)
B	—	83
Not rated	6,920	42,604

	6,610	42,657

19. Trade and other receivables

	2018	2019
	$'000	$'000
Current
Trade receivables	298,295	309,635
Less: impairment provisions	(110,615)	(133,889)

Net trade receivables*	187,680	175,746
Other receivables†	35,209	75,443
Prepaid land rent	28,035	6,317
Other prepaid expense	9,871	6,884
Advance payments	41,963	4,615
Withholding tax	2,637	4,648
VAT receivables	3,826	2,254

	309,221	275,907

Non-current
Prepaid land rent	140,624	—
Payment in advance for property, plant and equipment	159,130	18,777

	299,754	18,777

*
The fair value is equal to their carrying amount.

Included in trade receivables is US$31.6 million (2018: US$54.1 million) relating to accrued revenue of which US$8.5 million (2018: US$15.4 million) relates to contract assets, with the remainder being accrued lease rental income.

†
Amounts held in bank accounts of US$0.2 million (2018: US$1.9 million) are included in 'other receivables' within current assets as the Group is not currently able to access such amounts and consequently they do not meet the criteria of 'cash and cash equivalents'. The restricted amounts in 2019 and 2018 are related to amounts restricted under Court order on rulings that are being appealed by IHS. The restricted amounts in 2017 related to certain "post no debit" instructions in respect of some of our accounts, received by our banks in Nigeria from the

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Trade and other receivables (Continued)

  Nigeria Economic and Financial Crimes Commission (EFCC), but such amounts have subsequently been released.

        Payment in advance for property, plant and equipment relates to future supply of tower and tower equipment. All non-current receivables are due within ten years (2018: ten years) from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables. Refer to note 4 (c) for further information on trade and other receivables.

        Prepaid land rent is capitalized to the right of use asset insofar as it relates to leases accounted for under IFRS 16. The prepaid land rent for leases that are exempt from being accounted for under IFRS 16 under the Group's accounting policy continues to be accounted for as short-term prepayments.

20. Cash and cash equivalents

	2018	2019
	$'000	$'000
Cash at bank	633,450	898,802

Cash and cash equivalents	633,450	898,802

        The credit ratings of the Group's principal banking partners at December 31, 2018 and 2019, based on publicly reported Fitch ratings are shown below. The Group regularly monitors its credit risk with banking partners and did not incur any losses during 2019 or 2018 as a result of bank failures.

	2018	2019
	$'000	$'000
Cash and cash equivalents
AAA (F1+)	23,353	29,295
A+	—	16,450
A (F1)	390,838	696,005
BB+	—	5,392
B+	—	29,384
B	219,069	105,621
Not rated	190	16,655

	633,450	898,802

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Trade and other payables

	2018	2019
	$'000	$'000
Trade payables	281,277	338,402
Deferred revenue*	6,975	2,691
Withholding tax payable	3,335	3,423
Payroll and other related statutory liabilities	21,503	18,870
Other payables	41,651	46,933

	354,741	410,319

*
Included in deferred revenue is US$0.7 million (2018: US$2.1 million) which relates to contract liabilities.

22. Borrowings

	2018	2019
	$'000	$'000
Non-current
Senior Notes	788,826	1,273,900
Bank borrowings	921,510	676,811

External debt	1,710,336	1,950,711

Current
Senior Notes	26,977	28,738
Bank borrowings	160,461	76,429

External debt	187,438	105,167

Total borrowings	1,897,774	2,055,878

Reconciliation of cash and non-cash changes

	2018	2019
	$'000	$'000
Opening balance—January 1	1,980,891	1,897,774
Interest expense (note 11)	186,253	193,829
Withholding tax	(1,932)	—
Interest paid	(176,876)	(171,883)
Loans received	9,563	1,800,000
Loans repaid	(89,143)	(1,622,317)
Transaction costs	(32)	(58,044)
Foreign exchange	(10,950)	16,519

Closing balance—December 31	1,897,774	2,055,878

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Borrowings (Continued)

22.1 External debt

        External debt is made up of the following:

	Currency	Maturity date	Interest rate	2018
				$'000
Senior notes
IHS Netherlands Holdco B.V.	US Dollar	2021	9.5%	802,325
IHS Towers Netherlands FinCo NG B.V.	US Dollar	2019	8.375%	13,478
Bank borrowings
IHS Nigeria Limited	Nigerian Naira	2021	2.5% + NIBOR	80,375
INT Towers Limited	Nigerian Naira	2021	1.75% + NIBOR	105,055
INT Towers Limited	US Dollar	2021	5.25% + LIBOR	549,385
IHS Cameroon S.A.	CFA Franc	2020	6.5%	36,000
IHS Cameroon S.A.	Euro	2020	3.75%	25,180
IHS Côte d'Ivoire S.A.	CFA Franc	2022	6%	72,503
IHS Côte d'Ivoire S.A.	Euro	2022	3.75%	54,652
IHS Zambia Limited	US Dollar	2024	5 - 5.5% + LIBOR	128,585
IHS Rwanda Limited	Rwandan Franc	2021	16%	4,336
IHS Rwanda Limited	US Dollar	2022	6.5% + LIBOR	25,900

	Currency	Maturity date	Interest rate	2019
				$'000
Senior notes
IHS Netherlands Holdco B.V.	US Dollar	2027	8.00%	800,830
IHS Netherlands Holdco B.V.	US Dollar	2025	7.125%	501,808
Bank borrowings
INT Towers Limited	Nigeria Naira	2024	15.2%	386,406
INT Towers Limited	US Dollar	2024	6.4%	102,120
IHS Cameroon S.A.	CFA Franc	2020	6.5%	11,532
IHS Cameroon S.A.	Euro	2020	3.75%	4,447
IHS Côte d'Ivoire S.A.	CFA Franc	2022	6%	63,087
IHS Côte d'Ivoire S.A.	Euro	2022	3.75%	47,672
IHS Zambia Limited	US Dollar	2024	5 - 5.5% + LIBOR	113,170
IHS Rwanda Limited	Rwandan Franc	2021	16%	2,773
IHS Rwanda Limited	US Dollar	2022	6.5% + LIBOR	22,033

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Borrowings (Continued)

i.      Senior Notes

IHS Netherlands Holdco B.V.

        IHS Netherlands Holdco B.V. issued US$800 million 9.5% Senior Notes due 2021 (the "2021 Notes") under a Senior Notes Indenture dated 27 October 2016 between, inter alios, the Issuer (IHS Netherlands Holdco B.V.), the Guarantors (each of IHS Netherlands NG1 B.V., IHS Nigeria Limited, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Tower Infrastructure Company Limited and IHS Towers Netherlands FinCo NG B.V.) and the Trustee (Citibank N.A., London branch). The 2021 Notes were fully redeemed on 28 October 2019 and are no longer outstanding.

        IHS Netherlands Holdco B.V. issued $500 million 7.125% Senior Notes due 2025 (the "2025 Notes") and US$800 million 8.0% Senior Notes due 2027 (the "2027 Notes") pursuant to a Senior Notes Indenture dated 18 September 2019 between, inter alios, the Issuer (IHS Netherlands Holdco B.V.), the Guarantors (each of IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., ITNG, INT Towers Limited and Nigeria Tower Interco B.V) and the Trustee (Citibank N.A., London branch). The 2025 Notes and 2027 Notes are listed on The International Stock Exchange (TISE). Each of the IHS Netherlands Holdco B.V. subsidiaries, other than Tower Infrastructure Company Limited and IHS Towers Netherlands FinCo NG B.V., which are immaterial subsidiaries, is a Guarantor of those notes.

        The 2025 Notes and 2027 Notes are the senior obligations of the Issuer and rank equal in right of payment with all of the issuer's existing and future indebtedness that is not subordinated in right of payment to the 2021 Notes.

        The 2025 Notes and 2027 Notes have a tenor of five and a half years and eight years respectively, from the relevant date of issue, interest is payable semi-annually in arrear on March 18 and September 18 of each year, beginning on March 18, 2020 and the principal is repayable in full on maturity.

        Negative covenants of the Notes, among other things, restrict the ability of IHS Netherlands Holdco B.V. and its subsidiaries to:

  •
  incur or guarantee additional indebtedness and issue certain preferred stock;

  •
  make certain restricted payments and investments, including dividends or other distributions;

  •
  create or incur certain liens;

  •
  enter into agreements that restrict the ability of restricted subsidiaries to pay dividends;

  •
  transfer or sell certain assets;

  •
  merge or consolidate with other entities; and

  •
  enter into certain transactions with affiliates.

        In addition, IHS Netherlands Holdco B.V. must provide to the Trustee, and to holders of the 2025 Notes and 2027 Notes, certain annual and quarterly reports.

        The 2025 Notes and 2027 Notes have early redemption features whereby IHS Netherlands Holdco B.V. has the right to redeem the relevant notes before the maturity date, and the holders

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Borrowings (Continued)

hold a right to request the early settlement of the Notes, in certain circumstances. The value of these options are disclosed in note 18.

        In September 2019, the Group undertook a refinancing of its 2021 Notes and Nigerian loan facilities as detailed below.

IHS Towers Netherlands FinCo NG B.V.

        On October 27, 2016, US$236.9 million in aggregate principal amount of the US$250 million 8.375% Guaranteed Senior Notes due 2019 (the "FinCo Notes") issued in July 2014 by IHS Towers Netherlands FinCo NG B.V. (formerly Helios Towers Finance Netherlands B.V.), a wholly owned subsidiary of the Company, were redeemed pursuant to a tender offer made to the holders of the FinCo Notes. The remaining US$13.065 million in aggregate principal amount of the FinCo Notes was fully repaid at maturity on 15 July 2019. Prior to repayment, during the current and comparative periods covered by these financial statements, an aggregate principal amount of US$13.065 million remained outstanding and accrued interest at an annual interest rate of 8.375% payable semi-annually in arrear on 15 January and 15 July.

ii.     Bank borrowings

        Bank borrowings is made up of the following:

IHS Nigeria Limited

        On September 18, 2019, the NGN credit facility previously held by IHS Nigeria Limited which had an outstanding balance of 29.0 billion at December 31, 2018, was fully repaid with the proceeds of the Senior Credit Facilities. Prior to repayment, the facility accrued interest at an annual interest rate of NIBOR plus a 2.5% payable quarterly in arrear and was due to be repaid in full by October 2021.

INT Towers Limited

        On September 18, 2019, the US$800 million loan facility previously held by INT Towers Limited, and which had an outstanding balance split into US$560 million and 38.27 billion and at December 31, 2018, was fully repaid with the proceeds of the Senior Credit Facilities.

Senior Credit Facilities

        IHS Netherlands Holdco B.V., IHS Nigeria Limited, IHS Towers NG Limited and INT Towers entered into a facilities agreement dated September 3, 2019, or the 'Senior Credit Facilities', between, among others, IHS Netherlands Holdco B.V. as holdco and guarantor, IHS Nigeria Limited, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors and each of IHS Netherlands NG1 B.V., IHS Nigeria Limited, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers Limited as guarantors. The Senior Credit Facilities were entered into as part of a wider refinancing exercise (that also included the issuance of the 2025 Notes and 2027 Notes, as described above) of our Nigeria Group debt. The Senior Credit Facilities are governed by English law. The Senior Credit Facilities also include customary negative and

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Borrowings (Continued)

affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and, financial covenants as described below (all terms are as defined in the Senior Facilities):

  •
  Leverage Ratio: the ratio of Net Financial Indebtedness on the last day of the relevant last twelve month testing period to EBITDA for that twelve month testing period shall be no greater than (a) 4.0x in respect of the test periods from December 31, 2019 to and ending on September 30, 2020 and (b) 3.75x in respect of the test periods from December 31, 2020 onwards.

  •
  Interest Coverage Ratio: the ratio of EBITDA for the relevant twelve month testing period to Net Cash Finance Interest Adjusted For Leases in respect of that twelve month testing period, shall be no less than 2.5:1.

        These financial covenants are tested on each quarter date (being each of March 31, June 30, September 30 and December 31 of each financial year of the group) from December 31, 2019 onwards (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The financial covenants remain subject to the ability of IHS Netherlands Holdco to cure any breach up to a maximum of four times.

        The interest rate per annum applicable to loans made under the Senior Credit Facilities is equal to: (a) in relation to the U.S. dollar facility, LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50%) or decreased subject to certain tests, including the relevant leverage ratio of our group) and had an original principal amount of US$110.0 million; and (b) in relation to the Naira facility, NIBOR (subject to a zero floor) plus a margin of 2.50% per annum and had an original principal amount of 141.3 billion (approximately US$390 million).

        Each facility under the Senior Credit Facilities will terminate on the date falling 60 months after the date of the first utilization of that facility. The Senior Credit Facilities will be repayable in instalments. In addition to voluntary prepayments, the Senior Credit Facilities requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

  IHS Cameroon S.A.

        IHS Cameroon S.A. had a FCFA42 billion (2018: FCFA42 billion) and €43 million (2018: €43 million) loan facility as at December 31, 2019. The facility was fully drawn down as at December 31, 2019 and December 31, 2018.

  IHS Côte d'Ivoire S.A.

        IHS Côte d'Ivoire S.A. had a FCFA44.6 billion (2018: FCFA44.6 billion) and €52 million (2018: €52 million) loan facility as at December 31, 2019. The facility was fully drawn down as at December 31, 2019 and December 31, 2018.

  IHS Zambia Limited

        IHS Zambia Limited had a US$137 million (2018: US$137 million) loan facility as at December 31, 2019. The facility was fully drawn down as at December 31, 2019 and December 31, 2018.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Borrowings (Continued)

  IHS Rwanda Limited

        As at December 31, 2019, IHS Rwanda Limited had fully drawn down US$28.39 million (2018: US$28.39 million) and RWF8.7 billion (2018: RWF8.7 billion) loan facilities.

        Except for facilities in IHS Nigeria Limited, the Group has pledged all assets as collateral for the bank borrowings in each relevant jurisdiction.

        The Group is in compliance with the restrictive debt covenants related to the listed bonds and covenants related to external borrowings as at the year end.

23. Lease liabilities

        See accounting policy in note 2.7 Leases

2019
$'000
Current	16,834
Non current	167,660

Total Lease liabilities	184,494

        Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the period, payments to the value of US$70.0 million were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

  Reconciliation of cash and non-cash changes

2019
$'000
At adoption—January 1, 2019	204,065
Additions through new leases or remeasurements	47,469
Interest and finance charges for lease liabilities (note 11)	16,024
Payments for the principal of lease liabilities	(58,330)
Interest paid for lease liabilities	(11,634)
Remeasurements or terminations	(8,018)
Foreign exchange	(5,082)

Closing balance—December 31, 2019	184,494

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Lease liabilities (Continued)

        Amount recognized in the statement of profit or loss:

2019
$'000
Expenses relating to short term leases and low value assets (note 7)	3,547
Depreciation for right of use assets (note 14)	38,130

Total for the year ended	41,677

        As at December 31, 2019, the contractual maturities of the lease liabilities were as follows:

	Carrying value	Total contractual cash flows	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years
	$'000	$'000	$'000	$'000	$'000	$'000
2019
Lease liabilities	184,494	342,580	28,158	44,710	47,504	222,208

        Lease obligation contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at December 31, 2019 is 14.3 years.

24. Provisions for other liabilities and charges

  Decommissioning and site restoration provision

	2017	2018	2019
	$'000	$'000	$'000
At January 1	50,849	49,292	33,010
(Decrease)/increase in provisions	(359)	(10,924)	405
Provision utilized in the period	—	(4,944)	—
Payments for tower and tower equipment decommissioning	(196)	(232)	—
Unwinding of discount	1,003	2,112	1,712
Effects of movement in exchange rates	(2,005)	(2,294)	(1,559)

At December 31	49,292	33,010	33,568

Analysis of total decommissioning and site restoration provisions:
Non-current	40,508	28,539	29,801
Current	8,784	4,471	3,767

	49,292	33,010	33,568

        This provision relates to the probable obligation that the Group may incur on the leased land on which its towers are sited. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the current borrowing rates of individual operations within the Group. The amount provided for each site has been discounted based on the respective lease terms attached to each site.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Provisions for other liabilities and charges (Continued)

        The provisions have been created based on the decommissioning experts' estimates and management's experience of the specific situations. Assumptions have been made based on the current economic environment, current construction requirements, technology, price levels and expected plans for remediation. Management believes that these assumptions are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual decommissioning or restoration costs will however, ultimately depend upon future market prices for the necessary decommissioning works required that will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the lease term is terminated without renewal. This, in turn, will depend upon technological changes in the local and international telecommunication industries which are inherently uncertain.

        The discount rates applied have been in line with the weighted average borrowing rate for the respective operating entities in the periods the assets were constructed/acquired. Below is the discount rate applied by each operating entity:

Discount rates	Nigerian entities	IHS Cameroon	IHS Côte d'Ivoire	IHS Zambia Group	IHS Rwanda Group
	%	%	%	%	%
2017	17.0	6.0	11.0	6.5	16.0
2018	17.0	5.5	8.0	7.3	16.0
2019	17.0	5.5	8.0	7.6	16.0

        Based on the simulation performed, the impact on post tax loss of a 5% (2017 and 2018: 5%) shift in discount rate is given below:

	Increase/(decrease) on post tax loss
	2017	2018	2019
	$'000	$'000	$'000
Effect of 5% increase in discount rate on post tax loss	(9,645)	(5,497)	(5,065)
Effect of 5% decrease in discount rate on post tax loss	10,682	4,796	5,239

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Stated capital

	Class A shares			Class B shares
	Number of shares	Stated capital	Stated capital net of issue costs	Number of shares	Stated capital	Stated capital net of issue costs
	000's	$'000	$'000	000's	$'000	$'000
At January 1, 2017	104,117,733	2,855,370	2,854,039	19,006,274	634,317	633,926
Issued*	23,582,087	1,030,685	1,030,685	—	—	—
Converted Class B shares to Class A Shares**	2,447,347	334,912	334,912	(2,447,347)	(334,912)	(334,912)
Issue costs	—	—	(148)	—	—	—

At December 31, 2017	130,147,167	4,220,967	4,219,488	16,558,927	299,405	299,014

At January 1, 2018 and December 31, 2018	130,147,167	4,220,967	4,219,488	16,558,927	299,405	299,014

Issued on exercise of warrants***	345,400	—	12,368	—	—	—
At December 31, 2019	130,492,567	4,220,967	4,231,856	16,558,927	299,405	299,014

*
On February 23, 2017, MTN Group (MTN) exercised its right to exchange its 51% shareholding in Nigeria Tower Interco B.V. for shares in IHS Holding Limited. As a result of the transaction, 23.58 billion Class A shares were issued to MTN at a value of US$ 0.043706269 per share. Refer to note 27 for more information on this exchange.

**
At the same time as exercising its exchange rights, MTN converted some of its existing class B non-voting shares to class A voting shares.

***
In September and November 2019, exercise notices for 345,400,314 out of the available 658,642,396 warrants were exercised for gross cash settlement. The remaining warrants, having then passed their term, lapsed. All warrant obligations were consequently derecognized.

        In addition to Class A and B shares, the Company has Class C shares, which shall only be issued pursuant to an approved employee stock plan. Summarized below are the terms of the shares.

  •
  Class A and B shares are at no par value.

  •
  Class A and B shares rank pari passu in all respects except that Class B shares shall accrue no voting rights.

  •
  Class C shares shall accrue no rights to vote.

        There is no limit over the number of equity shares that can be authorized. All Class A and B shares issued were fully paid up as at December 31, 2019, (2018: same).

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26. Other reserves

	Fair value through other comprehensive income reserve	Restructuring reserve	Share- based payment reserve	Loss on transaction between owners	Foreign exchange translation reserve	Total
	$'000	$'000	$'000	$'000	$'000	$'000
At January 1, 2017	(16)	4,019	—	(189,676)	(350,040)	(535,713)
Other comprehensive income	11	—	—	—	83,447	83,458
Transaction between owners*	—	—	—	(636,794)	—	(636,794)

At December 31, 2017	(5)	4,019	—	(826,470)	(266,593)	(1,089,049)

At January 1, 2018	(5)	4,019	—	(826,470)	(266,593)	(1,089,049)
Other comprehensive income	(2)	—	—	—	6,417	6,415
Transaction between owners**	—	—	—	(13,889)	—	(13,889)

At December 31, 2018	(7)	4,019	—	(840,359)	(260,176)	(1,096,523)

At January 1, 2019	(7)	4,019	—	(840,359)	(260,176)	(1,096,523)
Other comprehensive income	1	—	—	—	5,036	5,037
Recognition of share-based payment expense	—	—	504,331	—	—	504,331

At December 31, 2019	(6)	4,019	504,331	(840,359)	(255,140)	(587,155)

*
The transaction between owners in 2017 relates to MTN exercising its right to exchange its 51% shareholding in Nigeria Tower Interco B.V. for shares in IHS Holding Limited. Refer to note 27 for more information of this exchange.

**
The transaction between owners in 2018 relates to the settlement paid to MTN on the waiver of the option for a potential minority to purchase shares in the company's subsidiary, INT Towers Limited.

Fair value through other comprehensive income reserve

        This reserve holds accumulated gains and losses on fair value movements of fair value through other comprehensive income financial assets. This is a non-distributable reserve.

Share-based payment reserve

        This reserve represents the cumulative amounts charged in respect of unsettled options issued to employees of the Group. This is a non-distributable reserve.

Restructuring reserve

        This reserve is the excess of consideration over net assets acquired in business combinations under common control arising from Group restructuring. This is a non-distributable reserve.

Loss on transactions between owners

        This reserve is the accumulated loss arising from transactions between parent and non-controlling interest shareholders. It is a non-distributable reserve.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26. Other reserves (Continued)

Foreign exchange translation reserve

        This reserve is the accumulated exchange gains and losses arising from the translation of foreign operations from those operations' functional currencies to the Group's reporting currency. It is a non-distributable reserve.

27. Non-controlling interest

	2017	2018	2019
	$'000	$'000	$'000
At January 1	76,576	—	—
Profit for the year	3,910	—	—
Other comprehensive income for the year	(72)	—	—
Transactions between owners	(80,414)	—	—

At December 31	—	—	—

        The balance at December 31, 2017 is nil due to MTN exercising its right to exchange its 51% shareholding in Nigeria Tower Interco B.V. for shares in IHS Holding Limited (see below).

        On February 23, 2017, MTN Group (MTN) exercised its right to exchange its 51% shareholding in Nigeria Tower Interco B.V, (Interco) the holding company of INT Towers Limited (INT), for shares in IHS Holding Limited (IHS). As a result of the transaction, MTN obtained 23.58 billion additional shares in IHS, increasing its economic interest from 15.8%, held previously through class B non-voting shares, to 29.0% held through 20.0% of the issued class A voting shares (representing a 17.7% economic interest) and 100% of the issued class B non-voting shares (representing an 11.3% economic interest). The fair value of the shares granted to MTN was determined to be $1.03 billion using a discounted cash flow approach which, net of transaction costs of $0.15 million represents the entire value of the increase in stated capital in the period. Refer to note 25 Stated capital.

        Following the transaction, IHS now owns directly 100% of the issued share capital of Interco and thereby 100% of the issued share capital of INT (MTN has no remaining interest). The transaction did not result in a change in control of INT because IHS already exercised operational control over INT and therefore was accounted for as a transaction with NCI. IHS previously did not consolidate Interco as IHS only held a 49% stake, and 51% was held by MTN. Interco is not a business and therefore its consolidation was not recognized as a business combination, but rather as part of the wider transaction with MTN.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. Non-controlling interest (Continued)

        IHS consolidated the financial position of Interco into the accounts at the carrying value on February 23, 2017. The following adjustments were processed on consolidation:

2017
$'000
Fair value of shares issued	1,030,685
Elimination of non-controlling interest in INT	(80,414)
Loan payable in the IHS Group to Interco that is now eliminated on consolidation	(28,601)
Cash held by Interco at the time of the exchange	(54)
Trade and other payables in the books of Interco	200
NCI loan assignment	(299,022)
Pioneer status adjustment	14,000

Total loss from transactions with owners	636,794

        As part of this exchange, the exchange right acquired by MTN as part of the initial business combination and which was viewed as a derivative in accordance with the Group's derivative financial instruments policy, was extinguished. The value of this derivative was determined not to be material, as described below, and therefore was not ascribed any value, thus, the value of the 51% share of INT we gained was equivalent to the value of the shares which we issued.

        A fair valuation of the derivative instrument was performed using a Monte Carlo simulation model which sufficiently factors in the multiple outcomes of the exchange right formula written within the terms of the exchange agreement. Based on a discounted cash flow valuation of the exchanged shares of the two companies, measured by the probability of exercise at the forecast exercise dates this resulted in a fair value that was assessed not to be material.

        The NCI loan was a loan that existed between the entities that was ceded to IHS as a result of the flip up option. Therefore, it was seen to be part of the transaction. This is a transaction outside of normal events and with a shareholder it is appropriate that the gain from the assignment is accounted for as a transaction with owners within equity.

28. Share-based payment obligations

        The terms of the IHS share-based payment plans for employees were amended on July 10, 2019.

        Prior to July 10, 2019, IHS maintained four share-based payment plans for employees. The long-term incentive plan 1 (the "LTIP1"), long-term incentive plan 2 (the "LTIP2"), long-term incentive plan 2B ("LTIP 2B") and long-term incentive plan 3 ("LTIP3") are granted in three tranches, each with a different exercise price, and provided for the grant of stock options exercisable for Class A or B ordinary shares. The exercise price represented the higher of two fixed per share amounts, one of which increased by a fixed percentage per number of years that had passed since the grant date. The options either vested in 25% portions, starting on the grant date (i.e. immediately) and every grant anniversary date thereafter until fully vested (i.e. every year until the end of) the third year) or in 33% portions, starting on the first grant anniversary date and every grant anniversary date thereafter until fully vested (i.e. every year until the end of the third year).

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. Share-based payment obligations (Continued)

Once vested, the options were not exercisable until the occurrence of a liquidity event (i.e. sale or listing). However, terminated employees with vested options could be cash settled as applicable. The options were valid for seven or twelve years, after which they expired. Upon the occurrence of a liquidity event, all unvested options immediately vested and became exercisable.

        Prior to July 10, 2019, the Company's LTIP1, LTIP2, LTIP2B and LTIP3 plans could be cash or equity settled, as applicable. However, the Company had a constructive obligation to settle in cash and thus the options were accounted for as cash-settled instruments pursuant to IFRS 2, and accordingly, a liability equal to the portion of the services received was recognized at its current fair value determined at each statement of financial position date.

        On July 10, 2019 the terms of the share option plans were amended such that the exercise prices of the share option were removed and the number of shares options an option holder will receive was reduced on a pro-rata basis (taking into account their relative values). The amended terms are:

  •
  On a liquidity event (sale or IPO), the options will be converted and replaced with a fixed pool of shares.

  •
  In the event of a Sale option holders will receive the entirety of their options in shares.

  •
  In the event of an IPO:

  •
  Option holders will be awarded two thirds (66.7%) of their options as shares.

  •
  Option holders will further be entitled to receive up to an additional 33.3% of their shares subject to achieving the performance conditions below:

  •
  50% issued annually if the Group achieves 5% Adjusted EBITDA growth and Adjusted funds from operations ("AFFO") growth compared to the prior 12 month period where AFFO is defined as the profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of property, plant and equipment and prepaid land rent, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, exceptional items income, exceptional items expense and other non-operating income and expenses, amortization of prepaid site rent, adjusted to take into account interest paid, interest income received, revenue withholding tax, income taxes paid, lease payments made, amortization of prepaid site rent, maintenance capital expenditures and corporate capital expenditures

  •
  50% issued annually on a sliding scale basis for Adjusted EBITDA growth and AFFO growth between 5 and 10% compared to the prior 12 month period.

        The amendment also resulted in a change in classification from cash-settled to equity-settled. Accordingly, the liability that existed before July 10, 2019 was derecognized and the revised value of the vested share options recognized in equity. The value of the unvested portion will be recognized in the profit and loss over the vesting term with the corresponding credit being recognized in equity.

        No share options expired during the year. No share options are exercisable at the end of the period.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. Share-based payment obligations (Continued)

(i)    Movement in the share based payment obligation liability:

	2017	2018	2019
	$'000	$'000	$'000
At January 1	189,370	161,934	156,756
Credit to profit or loss under cash-settled classification	(27,436)	(5,065)	(25,922)
Paid during the year	—	(113)	—
Derecognition of liability on amendment	—	—	(130,834)

At December 31	161,934	156,756	156,756

        The total charge/(credit) to the profit and loss in the year is analyzed as follows:

	2017	2018	2019
	$'000	$'000	$'000
Credit under cash settled classification to the date of amendment	(27,436)	(5,065)	(25,922)
Immediate charge on amendment for options vested at date of amendment	—	—	363,302
Expense under equity settled classification from date of amendment	—	—	13,674

	(27,436)	(5,065)	351,054

(ii)   Movements in the number of share options outstanding

	Incentive plan 1		Incentive plan 2		Incentive plan 2B		Incentive plan 3
2017	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options
	$	thousand	$	thousand	$	thousand	$	thousand
Authorized		6,825,000		14,079,163		4,166,106		376,316
Issued
At January 1	0.036776	6,165,580	0.042606	13,797,580	—	—	—	—
Issued	0.055966	545,000	0.049526	277,185	0.043067	4,088,337	0.056345	344,330
Forfeited	0.042892	(86,450)	—	—	—	—	—	—

At December 31	0.038113	6,624,130	0.042742	14,074,765	0.043067	4,088,337	0.056345	344,330

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. Share-based payment obligations (Continued)

	Incentive plan 1		Incentive plan 2		Incentive plan 2B		Incentive plan 3
2018	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options
	$	thousand	$	thousand	$	thousand	$	thousand
Authorized		6,815,000		14,079,163		4,176,106		376,316
Issued
At January 1	0.038113	6,624,130	0.042742	14,074,765	0.043067	4,088,337	0.056345	344,330
Issued	0.191343	9,867	0.191343	4,398	0.042606	95,269	—	—
Leavers	—	(36,400)	—	—		—	—	—
Forfeited	0.036110	—	—	—	0.042606	(7,500)	—	—

At December 31	0.038519	6,597,597	0.042788	14,079,163	0.042606	4,176,106	0.056345	344,330

	Incentive plan 1		Incentive plan 2		Incentive plan 2B		Incentive plan 3
2019	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options	weighted average exercise price	number of share options
	$	thousand	$	thousand	$	thousand	$	thousand
Authorized		1,899,881		7,680,139		2,305,751		27,989
Issued
At January 1	0.038519	6,597,597	0.042788	14,079,163	0.042606	4,176,106	0.056345	344,330
Issued	—	—	—	—	—	—	—	—
Leavers	—	—	—	—	—	—	—	—
Forfeited	0.05634	(25,000)	—	—	—	—	—	—
Reduction on amendment of terms	—	(4,742,977)	—	(6,399,024)	—	(1,870,355)	—	(318,719)

At December 31	—	1,829,620	—	7,680,139	—	2,305,751	—	25,611

        The weighted average exercise price is as follows:

	2017
	Incentive plan 1	Incentive plan 2	Incentive plan 2B	Incentive plan 3
	$	$	$	$
At January 1	0.036776	0.042606	—	—
Issued	0.055966	0.049526	0.043067	0.056345
Forfeited	0.042892	—	—	—
At December 31	0.038113	0.042742	0.043067	0.056345

	2018
	Incentive plan 1	Incentive plan 2	Incentive plan 2B	Incentive plan 3
	$	$	$	$
At January 1	0.038113	0.042742	0.043067	0.056345
Issued	0.191343	0.191343	0.042606	—
Forfeited	0.036110	—	0.042606	—
At December 31	0.038519	0.042788	0.042606	0.056345

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. Share-based payment obligations (Continued)

	2019
	Incentive plan 1	Incentive plan 2	Incentive plan 2B	Incentive plan 3
	$	$	$	$
At January 1	0.038519	0.042788	0.042606	0.056345
Issued	—	—	—	—
Forfeited	0.05634	—	—	—
At December 31	Nil	Nil	Nil	Nil

(iii)  The valuation assumptions used to carry out the valuation of the scheme

        The share option plans have been valued using a Black Scholes model, an approach that is commonly used for similar IFRS 2 valuations.

2017 and 2018 valuation assumptions

        For the valuations at December 31, 2017 and December 31, 2018, the significant inputs into the model were the share price of each option at the grant date, the exercise price, volatility, expected life and an annual risk-free interest rate (reflecting the US constant Maturity Curve) depending on the term to liquidity event and consequent exercise date.

        A forfeiture rate of 10% and 5% was assumed for the LTIP1 and LTIP2 plans respectively and 0% for LTIP2B and LTIP3. Since IHS Holding Limited is an unlisted company, the volatility assumption was based on an analysis of comparable listed companies.

        No dividend was taken into account in performing the valuations since IHS Holding Limited has never paid dividends and there is very minimal likelihood that dividends will be paid in the near future.

	2017	2018
Weighted average fair value (US$)	0.006997	0.006595
Weighted average of key assumptions:
Share price (US$)	0.04437	0.04407
Expected term, in years	0.75	1.63
Risk-free interest rates	1.53% - 1.86%	2.7% - 2.78%
Expected volatility	29.7% - 31.7%	26.3% - 28.9%
Dividend yield	—	—
Probability of liquidity event over life of options	100%	100%

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. Share-based payment obligations (Continued)

2019 valuation assumptions

        At the modification date of July 10, 2019, since the exercise price term was amended to $Nil and dividends were not expected to be paid in the near future, the options were deep in the money and the Black Scholes model returns the value of the share price for the value of the option. The share price assumption used was $0.04407. A forfeiture rate of 10% and 5% was assumed for the LTIP1 and LTIP2 plans respectively and 0% for LTIP2B and LTIP3. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and there is very minimal likelihood that dividends will be paid in the near future.

(iv)  Sensitivity analysis

        The table below shows the impact on the Group's loss for the period ended December 31, 2019 if the share price at the date of amendment of the terms of the share plans had increased or decreased by 5%, with all other variables held constant.

$'000
Effect of 5% increase in share price—increase in loss	25,290
Effect of 5% decrease in share price—decrease in loss	(25,063)

        Following the amendment in terms leading to an equity settled classification, the share-based payment expense is no longer sensitive to changes in the share price.

(v)   Exercise prices and weighted-average remaining contractual life

        Share options were originally granted at dates between June 2014 and September 2018 with a contractual life of 12 years.

        The weighted-average remaining contractual life shown in the tables below is simply the period of time from the year end date to the expiry date of each of the options.

        At December 31, 2019 following the amendment to terms on July 10, 2019, all share options had a $Nil exercise price.

	2019
Year of grant	Weighted average remaining contractual life	Number of options in force at year end
2014	1.42	1,592,220,346
2015	7.23	7,616,436,422
2017	9.10	2,578,858,065
2018	10.46	53,605,980

		11,841,120,813

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. Share-based payment obligations (Continued)

	2018
Plan and grant month	Year of grant	Tranche 1 Exercise price $	Tranche 2 Exercise price $	Tranche 3 Exercise price $	Expiry date	Weighted average remaining contractual life	Number of options in force at year end
LTIP1—June, August, September	2014	0.026079	0.036110	0.046140	Jun-21	2.42	5,719,779,999
LTIP1—January, February	2015	0.037738	0.040500	0.049579	Jan-27	8.09	99,999,999
LTIP2—January February	2015	0.037738	0.040500	0.049579	Jan-27	8.09	9,503,435,304
LTIP1—September	2015	0.043398	0.046573	0.057016	Aug-22	3.67	222,950,001
LTIP2—September	2015	0.037738	0.040500	0.049579	Aug-27	8.67	4,294,144,842
LTIP1—April	2017	0.049908 0.043398	0.053558 0.046572	0.065568 0.057016	Mar-24	5.25	504,999,999
LTIP2—April	2017	0.049908	0.053558	0.065568	Mar-24	5.25	207,185,001
LTIP2B—June	2017	0.037738	0.040500	0.049579	Jun-29	10.46	2,499,663,393
LTIP3—June	2017	0.049908	0.0535584	0.0655686	Jun-29	10.46	225,789,840
LTIP2—November	2017	0.037738	0.040500	0.049579	Nov-29	10.89	69,999,999
LTIP2B—November	2017	0.037738	0.040500	0.049579	Nov-29	10.88	562,424,265
LTIP3—November	2017	0.049908	0.0535584	0.0655686	Nov-29	10.88	50,802,714
LTIP1—December	2017	0.043398 0.043398	0.046572 0.046572	0.057016 0.057016	Nov-24	5.92	39,999,999
LTIP2B—December	2017	0.037738	0.040500	0.049579	Nov-29	10.92	1,026,249,018
LTIP3—December	2017	0.049908	0.0535584	0.0655686	Nov-29	10.92	67,736,952
LTIP2B—January	2018	0.037738	0.040500	0.049579	Dec-29	11.01	20,000,001
LTIP2B—March	2018	0.037738	0.040500	0.049579	Feb-30	11.16	15,000,000
LTIP1—September	2018	0.037738	0.040500	0.049579	Aug-30	11.67	9,867,081
LTIP2—September	2018	0.037738	0.040500	0.049579	Aug-30	11.67	4,398,261
LTIP2B—September	2018	0.037738	0.040500	0.049579	Aug-30	11.67	52,769,325

							25,197,195,993

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. Share-based payment obligations (Continued)

	2017
Plan and grant month	Year of grant	Tranche 1 Exercise price $	Tranche 2 Exercise price $	Tranche 3 Exercise price $	Expiry date	Weighted average remaining contractual life	Number of options in force at year end
LTIP1—June, August, September	2014	0.026079	0.036110	0.046140	Jun-21	3.42	5,756,180,001
LTIP1—January, February	2015	0.037738	0.040500	0.049579	Jan-27	9.09	99,999,999
LTIP2—January February	2015	0.037738	0.040500	0.049579	Jan-27	9.09	9,503,435,304
LTIP1—September	2015	0.043398	0.046573	0.057016	Aug-22	4.67	222,950,001
LTIP2—September	2015	0.037738	0.040500	0.049579	Aug-27	9.67	4,294,144,842
LTIP1—April	2017	0.049908 0.043398	0.053558 0.046572	0.065568 0.057016	Mar-24	6.25	444,999,999
LTIP2—April grants	2017	0.049908	0.053558	0.065568	Mar-24	6.25	207,185,001
LTIP2B—June	2017	0.037738	0.040500	0.049579	Jun-29	11.46	2,499,663,393
LTIP3—June	2017	0.049908	0.0535584	0.0655686	Jun-29	11.46	225,789,840
LTIP2—November	2017	0.037738	0.040500	0.049579	Nov-29	11.89	69,999,999
LTIP2B—November	2017	0.037738	0.040500	0.049579	Nov-29	11.88	562,424,265
LTIP3—November	2017	0.049908	0.0535584	0.0655686	Nov-29	11.88	50,802,714
LTIP1—December	2017	0.043398 0.043398	0.046572 0.046572	0.057016 0.057016	Nov-24	6.92	39,999,999
LTIP2B—December	2017	0.037738	0.040500	0.049579	Nov-29	11.92	1,026,249,018
LTIP3—December	2017	0.049908	0.0535584	0.0655686	Nov-29	11.92	67,736,952

							25,091,561,328

29. Warrant obligations

(i)    Key elements

        The Group awarded warrants to some institutional investors in 2012 which were valid for seven years. These warrants were issued in four different tranches, each of which had a different exercise price based on a multiple of the share price at the issue date. All the awarded warrants vested immediately on the grant date and were immediately exercisable over the lifetime of the warrant. Prior to the occurrence of a liquidity event, any warrant exercises would be gross settled by IHS. Following a liquidity event, warrant holders could choose for the warrants to be gross or net settled by IHS.

  Year ended December 31, 2019

        In September and November 2019, exercise notices for 345,400,314 out of the available 658,642,396 warrants were received. The remaining warrants, having then passed their term, lapsed. All warrant obligations were consequently derecognized.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29. Warrant obligations (Continued)

  Year ended December 31, 2017 and 2018

        The number of warrants outstanding at December 31, 2017 and December 31, 2018 and the share price at issue by warrant holder is given below:

	Share price at issue date $	Warrants thousands
ECP	0.020061	314,829
FMO	0.020061	83,954
Wendel	0.020061	259,859

        The warrants issued above were equally split between each of the four tranches on the issue date. The exercise price by tranche was as follows:

Exercise price $
Tranche 1	0.030092
Tranche 2	0.040122
Tranche 3	0.050153
Tranche 4	0.060183

(ii)   Valuation methodology for the warrants

        The warrants were valued using a Black Scholes option pricing model. No dividends were assumed in performing the valuation as no dividend payments were expected as at the valuation dates.

        The main assumptions used to carry out the valuation of the warranty is summarized in the table below.

	2017		2018
Share price at issue date	US$	0.020061	US$	0.020061
Share price at valuation date	US$	0.04370	US$	0.04407
Exercise / strike price for different tranches		See above		See above
Expected life (years)		0.75		0.70
IHS volatility		30.27%		24.60%
Risk-free rate		1.61%		2.61%

        Since IHS is an unlisted company, the volatility assumption of 24.60% (2017: 30.27%) is based on historical volatility of comparable listed companies. It is derived as the median of the comparable companies' volatility estimates.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29. Warrant obligations (Continued)

        The table below shows the total fair value per tranche as at December 31, 2017 and December 31, 2018.

	2017		2018
	Fair Value $'000	Number of options in force	Fair Value $'000	Number of options in force
Tranche 1	2,356	164,660,599	2,404	164,660,599
Tranche 2	1,083	164,660,599	1,030	164,660,599
Tranche 3	397	164,660,599	293	164,660,599
Tranche 4	138	164,660,599	60	164,660,599

	3,974	658,642,396	3,787	658,642,396

30. Cash from operations

	2017	2018	2019
	$'000	$'000	$'000
Reconciliation:
Loss before taxation	(396,408)	(86,022)	(409,974)
Adjustments:
Depreciation of property, plant and equipment* (note 14)	297,103	287,708	355,760
Amortization of intangible assets (note 15)	29,598	29,596	28,747
Impairment of property, plant and equipment and prepaid land rent (note 7)	28,347	6,155	21,604
Net Impairment losses on financial (and contract) assets (note 8)	55,927	50,611	27,944
Impairment of withholding tax receivable (note 8)	52,292	12,063	44,586
Amortization of prepaid site rent	36,982	33,435	3,355
Net loss on disposal of plant, property and equipment (note 8)	3,043	2,557	5,819
Insurance income (note 9)	(1,537)	(1,847)	(3,607)
Interest expense (note 11)	645,652	315,942	288,915
Interest income (note 10)	(134,473)	(23,801)	(32,258)
Fair value gain on warrants revaluation (note 10)	(1,054)	(187)	(3,787)
Share-based payment (credit)/expense (note 8)	(27,436)	(5,065)	351,054
Impairment of inventory	—	862	—

Operating profit before working capital changes	588,036	622,007	678,158

Changes in working capital
Decrease/(increase) in inventory	5,273	4,592	(27,069)
Increase in trade and other receivables	(97,177)	(164,284)	(21,093)
Increase in trade and other payables	40,832	92,625	30,029

Net movement in working capital	(51,072)	(67,067)	(18,133)

Cash from operations	536,964	554,940	660,025

*
In 2019, depreciation includes depreciation for right of use assets following the implementation of IFRS 16.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. Related parties

31.1 Subsidiaries

        IHS Holding Limited ('the Parent') is the ultimate parent of the following related parties at the year-end:

Entity name	Principal activity	Country of incorporation	Ownership interests held by the Group 2017	Ownership interests held by the Group 2018	Ownership interests held by the Group 2019
IHS Holding Limited (ultimate parent)	Holding company	Mauritius	—	—	—
IHS Mauritius Cameroon Limited	Holding company	Mauritius	100%	100%	100%
IHS Mauritius Côte d'Ivoire Limited	Holding company	Mauritius	100%	100%	100%
IHS Mauritius Netherlands Limited	Holding company	Mauritius	100%	100%	100%
IHS Mauritius Zambia Limited	Holding company	Mauritius	100%	100%	100%
IHS Mauritius Rwanda Limited	Holding company	Mauritius	100%	100%	100%
IHS Africa (UK) Limited	Provision of management services	United Kingdom	100%	100%	100%
IHS Netherlands Cöoperatief U.A.	Holding company	Netherlands	100%	100%	100%
IHS Netherlands Holdco B.V.	Provision of finance	Netherlands	100%	100%	100%
IHS Netherlands NG1 B.V.	Holding company	Netherlands	100%	100%	100%
IHS Netherlands NG2 B.V.	Holding company	Netherlands	100%	100%	100%
IHS Towers Netherlands FinCo NG B.V.	Provision of finance	Netherlands	100%	100%	100%
IHS Nigeria Limited	Operating*	Nigeria	100%	100%	100%
INT Towers Limited	Operating*	Nigeria	100%	100%	100%
IHS Towers NG Limited	Operating*	Nigeria	100%	100%	100%
Tower infrastructure Company Limited	Operating*	Nigeria	100%	100%	100%
IHS Côte d'Ivoire S.A.	Operating*	Côte d'Ivoire	100%	100%	100%
IHS Cameroon S.A.	Operating*	Cameroon	100%	100%	100%
IHS Zambia Limited	Operating*	Zambia	100%	100%	100%
Zambian Towers Limited	Non-operating**	Zambia	100%	100%	—
IHS Rwanda Limited	Operating*	Rwanda	100%	100%	100%
Rwanda Towers Limited	Operating*	Rwanda	100%	100%	100%
Nigeria Tower Interco B.V.	Holding company	Netherlands	100%	100%	100%
IHS Netherlands GCC B.V.	Holding company	Netherlands	100%	100%	100%
IHS Netherlands KW B.V.	Holding company	Netherlands	100%	100%	100%
IHS Netherlands KSA B.V.	Holding company	Netherlands	100%	100%	100%
IHS GCC Limited	Provision of management services	United Arab Emirates	100%	100%	100%
IHS Netherlands Connect B.V.	Holding company	Netherlands	100%	100%	100%
IHS GCC KW Holding Limited	Provision of management services	United Arab Emirates	100%	100%	100%
IHS FinCo Management Limited	Provision of finance	United Arab Emirates	100%	100%	100%
IHS Kuwait Limited	Non-operating	Kuwait	100%	100%	100%
Global Independent Connect Limited	Non-operating	Nigeria	100%	100%	100%
IHS KSA Limited	Operating*	Kingdom of Saudi Arabia	—	—	100%
IHS SSC FZE	Provision of management services	United Arab Emirates	—	—	100%
IHS Netherlands ETH B.V	Holding company	Netherlands	—	—	100%
IHS Netherlands BR B.V	Holding company	Netherlands	—	—	100%
IHS Netherlands PHP B.V	Holding company	Netherlands	—	—	100%

*
All operating subsidiaries provide telecommunication support services as their principal activity.

**
Zambian Towers Limited was dissolved on October 8, 2019.

        The shares of the Parent are widely owned by various investors. No investor has the full controlling right over the Company.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. Related parties (Continued)

31.2 Key management personnel

        The compensation paid or payable to key management for employee services is shown below:

	2017	2018	2019
	$'000	$'000	$'000
Key management compensation
Short-term employee benefits	8,795	12,545	20,154
Post-employment benefits	15	39	61

	8,810	12,584	20,215
Share-based payments	(25,302)	(5,841)	343,285

	(16,492)	6,743	363,500

        Key management during in the year ended December 31, 2019 included members of the Executive team (Sam Darwish, William Saad, Adam Walker, Ted Manvitz, Mustafa Tharoo, David Ordman, Mohamad Darwish, Ayotade Oyinlola, Steve Howden and James Goodwin), the Chairman of the Board and Non-Executive Directors. James Goodwin and Ted Manvitz left the Company during the year and termination benefits of US$3.2 million (included in short term benefits above) were paid to them.

        There were no other material transactions or balances between the Group and its key management personnel or members of their close family.

31.3 Transactions and balances with other related parties

        The MTN Group Limited is a shareholder in IHS Holding Limited and during the year ended December 31, 2017 held an option exercisable during the period to swap its interest in INT Towers Limited for A class shares in the company. Its subsidiary, MTN Nigeria Towers SPV B.V. provided a loan (see below) to INT Towers Limited and the MTN Group is a major customer of the IHS Group.

        IHS had the following transactions and balances with the MTN Group during 2017:

2017
$'000
Sale and purchases of goods and services:
Revenue for services rendered	87,333
Purchases of goods and services*	(1,017)
Finance costs:
Interest on NCI loan (effective IFRS Interest)**	(2,723)

*
Purchases are primarily re-charges of diesel, rent and maintenance for sites which were in the process of being migrated following acquisition.

**
On December 23, 2014, INT Towers received a US$90 million loan from MTN Nigeria Towers SPV B.V. on which interest accrued at 10% per annum. This was increased by US$85 million on July 1, 2015 with interest accruing also at 10% per annum. Interest is accrued, but not paid on both loan tranches for the first eight years. The loan balance at December 31, 2017 was nil

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31. Related parties (Continued)

  due to MTN exercising its right to exchange its 51% shareholding in Nigeria Tower Interco B.V. for shares in IHS Holding Limited. Refer to note 27 for more information of this exchange and the impact on the loan.

31.4 Other related party transactions

Intercellular

        Our Chairman, Chief Executive Officer and two directors are shareholders in Intercellular Nigeria Limited ("INP"). IHS Nigeria Limited and INT Towers Limited entered into an infrastructure sharing agreement dated May 4, 2016 with INP, pursuant to which INP leased space on our sites in Nigeria (approximately 128 sites). The infrastructure sharing agreement was negotiated on an arm's length basis and has since been terminated. INP accounted for 0.10%, 0.0% and 0.0% of our total revenue for year ended December 31, 2017, 2018 and 2019 respectively.

32. Capital commitments and contingent liabilities

32.1 Capital commitments

        The Group was committed to the supply of property, plant and equipment of about US$97.6 million as at December 31, 2019 (2018: US$286.6 million; 2017: US$173.9 million).

32.2 Operating lease commitments

        The Group leases various premises under non-cancellable operating lease agreements. Commitments disclosed as non-cancellable operating leases under IAS 17 have been recorded as lease liabilities from 1 January 2019 (see note 2.7 Leases), with the exception of short-term and low-value leases. The aggregate amounts of minimum lease payments under non-cancellable operating leases as at December 31, 2018, prepared and reported under IAS 17 were as follows:

2018
$'000
Not later than 1 year	17,237
Later than 1 year but no later than 5 years	51,629
Later than 5 years	32,301

Total	101,167

32.3 Contingent liabilities

        The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

        The Group's contingent liabilities in respect of litigations and claims amounted to US$2.1 million at the end of the reporting period (2018: US$3.6 million; 2017: US$9.6 million).

        Based on legal advice received, the Group's liability is not likely to crystallize, thus no provisions have been made in these financial statements.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33. Events after the reporting period

(a)   Acquisition of tower company in Brazil

        On February 18, 2020, the Company (via its subsidiary IHS Brasil Participações Ltda) completed the purchase of the infrastructure solutions provider, Cell Site Solutions—Cessão De Infrastructures S.A. ("CSS"), headquartered in São Paulo, Brazil for consideration of US$530 million. Under the terms of the agreement, the Company has acquired 100% of CSS and it will be fully integrated into the Group. The Group expects to account for this acquisition as a business combination under IFRS 3. CSS has approximately 2,300 towers and other telecommunications infrastructure sites across primarily Brazil, as well as Peru and Colombia.

(b)   Acquisition of tower portfolio in Kuwait

        On February 12, 2020, the Company (via its subsidiary IHS Kuwait Limited) completed the purchase of approximately 1,620 telecommunication towers in Kuwait from Mobile Telecommunications Company K.S.C.P (Zain) for the consideration of US$92 million. The Group expects to account for this acquisition as a business combination under IFRS 3.

(c)   Coronavirus

        The existence of novel coronavirus (Covid-19) was confirmed in early 2020 and has spread throughout the world, causing disruptions to businesses and economic activity. The Group considers this outbreak to be a non-adjusting post balance sheet event.

        As a result of the COVID-19 pandemic, we have transitioned most of our employees to remote working arrangements and temporarily closed most of our offices in our markets. In addition, in most of our markets we have been required to obtain permits designating certain employees as "key personnel" in order to facilitate the access to many of our Tower sites for construction, service and maintenance activities.

        Although our results have not been materially affected by COVID-19 to date, we are unable to accurately predict the impact that COVID-19 will have on our or our customers' operations going forward due to uncertainties that will be dictated by the length of time that any disruptions or consequential effects continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic and the overall economic impact of the pandemic. The response measures imposed also differ in scope across our various markets and are subject to continuous updating. The severity and impact of the pandemic may vary across our markets, and the pandemic may have greater adverse effects in the emerging and less developed markets in which we operate. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market.

(d)   Board changes

        Effective July 1, 2020, Ursula Burns was appointed a Non-Executive member of the Board.

IHS HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33. Events after the reporting period (Continued)

(e)   Issuance and sale of the additional 2025 Notes

        On July 17, 2020, IHS Netherlands Holdco B.V. secured commitments to purchase an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes.

        The closing of these issuances is expected on July 31, 2020, subject to customary closing conditions. The proceeds will be used for general corporate purposes. The issuance and sale of the additional 2025 Notes will be exempt from the registration requirements of the Securities Act because the additional 2025 Notes will be sold to the initial purchasers in transactions not involving a public offering pursuant to Section 4(a)(2) thereof and the senior notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

(f)    Amended customer service contract

        On 23 July 2020 the Company announced that its affiliates INT Towers Limited, IHS Nigeria Limited and IHS Towers NG Limited have reached an agreement with MTN Nigeria Communications Plc ("MTN Nigeria") to expand the scope of the current service contract and amend the currency conversion provision for Tower services.

        The Group has concluded a renegotiation of certain terms of its tower rental agreements with MTN Nigeria. These include an increased focus on rural connectivity and fiber access. Furthermore, the changes will result in updated pricing for future technology upgrades and backhaul in the network, whilst agreeing to move the reference rates for conversions to Naira from the Central Bank of Nigeria's official rate ("CBN") to the prevailing market rate available on Bloomberg, which is currently more aligned to the Nigerian Autonomous Foreign Exchange rate ("NAFEX").

        The effective date of the agreement with MTN is April 1, 2020 and thus results in potential amendments to amounts billed to MTN Nigeria during the six months ended June 30, 2020, but which will be billed during the third quarter of 2020 given the date that the agreement was concluded.

        There were no other events after the reporting period that are disclosable in accordance with IAS 10 "Events after the reporting period".

                  Shares
IHS Towers Limited
Ordinary Shares

PROSPECTUS

Goldman Sachs & Co. LLC
Citigroup
J.P. Morgan

        Through and including                           , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required In Prospectus

Item 6.    Indemnification of directors and officers

        Cayman Islands law does not limit the extent to which a company's amended and restated memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors' or officers' dishonesty, willful default or fraud.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

  Our amended and restated memorandum and articles of association will provide:

  "Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company's auditors) and the personal representatives of the same (each an "Indemnified Person") shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person's own dishonesty, willful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

139.
No Indemnified Person shall be liable:

(a)
for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)
for any loss on account of defect of title to any property of the Company; or

(c)
on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)
for any loss incurred through any bank, broker or other similar Person; or

(e)
for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgment or oversight on such Indemnified Person's part; or

(f)
for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person's office or in relation thereto;

unless the same shall happen through such Indemnified Person's own dishonesty, willful default or fraud as determined by a court of competent jurisdiction."

        Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our executive officers and directors.

        We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

        In any underwriting agreement we enter into in connection with the sale of the ordinary shares being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended against certain liabilities.

Item 7.    Recent sales of unregistered securities

        Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also, included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

        On September 10, 2019, our wholly owned subsidiary, IHS Netherlands Holdco B.V., issued $500 million of 7.125% Senior Notes due 2025 and $800 million of 8.0% Senior Notes due 2027. The proceeds from the notes were used to refinance existing debt and pay fees and expenses related to the offering, including discounts and commissions to Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Goldman Sachs International and Standard Chartered Bank, the initial purchasers of the senior notes. The issuance and sale of the senior notes was exempt from the registration requirements of the Securities Act because the senior notes were sold to the initial purchasers in transactions not involving a public offering pursuant to Section 4(a)(2) thereof and the senior notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

        On July 17, 2020, IHS Netherlands Holdco B.V. secured commitments to purchase an additional $140 million in aggregate principal amount of 2027 Notes and an additional $10 million in aggregate principal amount of 2025 Notes. The closing of these issuances is expected on July 31, 2020, subject to customary closing conditions. The proceeds will be used for general corporate purposes. The issuance and sale of the additional 2025 Notes will be exempt from the registration requirements of the Securities Act because the additional 2025 Notes will be sold to the initial purchasers in transactions not involving a public offering pursuant to Section 4(a)(2) thereof and the senior notes were sold by the initial purchasers to qualified institutional investors pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

Item 8.    Exhibits

  (a)
  The following documents are filed as part of this registration statement:

1.1	*	Form of Underwriting Agreement.
3.1	*	Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1	*	Specimen Ordinary Share Certificate of the Registrant.
4.2	*	Form of Registration Rights Agreement.

4.3	*	Indenture, dated as of September 18, 2019, among IHS Netherlands Holdco B.V., as issuer, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., IHS Nigeria Limited, IHS Towers NG Limited, Nigeria Tower Interco B.V., Nigeria Tower Interco B.V., INT Towers Limited, as guarantors, and Citibank N.A. London Branch, as Trustee, Principal Paying Agent, Transfer Agent and Registrar.
5.1	*	Opinion of Walkers as to the validity of the securities being offered.
21.1	*	List of subsidiaries.
23.1	*	Consent of PricewaterhouseCoopers LLP.
23.2	*	Consent of Walkers (included in Exhibit 5.1).
24.1	*	Powers of attorney (included on signature page to the registration statement).
99.1	†	Registrant's Representation under Item 8.A.4

*
To be filed by amendment.

†
Previously submitted
  (b)
  Financial Statement Schedules

        None.

Item 9.    Undertakings

        The undersigned hereby undertakes:

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 6 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom on                          , 2020.

IHS Towers Limited
By:
	Name:	Sam Darwish
	Title:	Chairman, Group Chief Executive Officer and Director
By:
	Name:	Adam Walker
	Title:	Executive Vice President and Chief Financial Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sam Darwish and Adam Walker and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                                        , 2020 in the capacities indicated:

Name	Title

Chairman, Group Chief Executive Officer and Director (principal executive officer)
Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

 Signature of Authorized U.S. Representative of Registrant

        Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of IHS Towers Limited has signed this registration statement on                          , 2020.

By:
Name:
Title: